UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

REFERENCE FORM

CVM Instruction nº 480/09

2016

Bradesco

Summary

1. RESPONSIBLE FOR THE FORM	5
1.1 - DECLARATION AND IDENTIFICATION OF THE INDIVIDUALS IN CHARGE	5
1.1 - CEO’S STATEMENT	5
1.2 - INVESTOR RELATIONS OFFICER’S STATEMENT	6
1.3 - STATEMENT OF THE CEO / INVESTOR RELATIONS	7
2. INDEPENDENT AUDITORS	8
2.1/2.2 - IDENTIFICATION AND REMUNERATION OF AUDITORS	8
2.3 - OTHER RELEVANT INFORMATION	8
3. SELECTED FINANCIAL INFORMATION	9
3.1 - FINANCIAL INFORMATION – CONSOLIDATED	9
3.2 - NON-GAAP EARNINGS	9
3.3 - SUBSEQUENT EVENTS TO THE LATEST FINANCIAL STATEMENTS	9
3.4 - INCOME ALLOCATION POLICY	9
3.5 - DIVIDEND PAYOUTS AND THE WITHHOLDING OF NET INCOME	12
3.6 - DECLARATION OF DIVIDENDS TO THE WITHHELD PROFITS OR THE RESERVES ACCOUNT	14
3.7 - LEVEL OF INDEBTEDNESS	14
3.8 - OBLIGATIONS	14
3.9 - OTHER RELEVANT INFORMATION	15
4. RISK FACTORS	16
4.1 - DESCRIPTION OF RISK FACTORS	16
4.2 - DESCRIPTION OF THE MAIN MARKET RISKS	27
4.3 - NON-CONFIDENTIAL AND RELEVANT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS	31
4.4 - NON-CONFIDENTIAL AND RELEVANT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS WHOSE APPELLEES ARE
ADMINISTRATORS, FORMER ADMINISTRATORS, CONTROLLERS, FORMER CONTROLLERS OR INVESTORS	39
4.5 - CONFIDENTIAL RELEVANT PROCEEDINGS	40
4.6 - NON-CONFIDENTIAL AND RELEVANT JOINT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS, RECURRING OR ANCILLARY	40
4.7 - OTHER RELEVANT CONTINGENCIES	41
4.8 - RULES OF THE COUNTRY OF ORIGIN AND THE COUNTRY WHERE THE SECURITIES ARE GUARDED	41
5. RISK MANAGEMENT AND INTERNAL CONTROLS	42
5.1. RISK MANAGEMENT POLICY	42
5.2 - MARKET RISK MANAGEMENT POLICY	46
5.3 - DESCRIPTION OF THE INTERNAL CONTROLS	51
5.4 - SIGNIFICANT CHANGES	54
5.5 - OTHER RELEVANT INFORMATION	54
6. ISSUER'S HISTORY	55
6.1 / 6.2 / 6.4 - ESTABLISHMENT OF THE ISSUER, TERM OF DURATION AND DATE OF REGISTRATION AT THE CVM	55
6.3 - BRIEF HISTORY	55
6.5 - BANKRUPTCY INFORMATION FOUNDED ON RELEVANT VALUE OR JUDICIAL OR EXTRAJUDICIAL RECOVERY	56
6.6 - OTHER RELEVANT INFORMATION	56
7. ISSUER'S ACTIVITIES	57
7.1 - DESCRIPTION OF THE MAIN BUSINESS ACTIVITIES OF THE ISSUER AND ITS SUBSIDIARIES	57
7.2 - INFORMATION ON OPERATING SEGMENTS	57
7.3 - INFORMATION ON PRODUCTS AND SERVICES RELATING TO THE OPERATIONAL SEGMENTS	61
7.4 - CUSTOMERS RESPONSIBLE FOR MORE THAN 10% OF THE TOTAL NET REVENUE	82
7.5 - RELEVANT EFFECTS OF THE STATE REGULATION OF ACTIVITIES	82
7.6 - RELEVANT REVENUES COMING FROM FOREIGN COUNTRIES	102
7.7 - EFFECTS OF FOREIGN CONTROL ON ACTIVITIES	102
7.8 - SOCIO-ENVIRONMENTAL POLICIES	102
7.9 - OTHER RELEVANT INFORMATION	103
8. EXTRAORDINARY BUSINESS	104

8.1 - EXTRAORDINARY BUSINESS	104
8.2 - SIGNIFICANT ALTERATIONS IN THE ISSUER'S MANNER OF CONDUCTING BUSINESS	104
8.3 - SIGNIFICANT CONTRACTS NOT DIRECTLY RELATED TO OPERATING ACTIVITIES ENTERED INTO BY THE ISSUER OR BY ITS SUBSIDIARIES	104
8.4 - OTHER RELEVANT INFORMATION	104
9. RELEVANT ASSETS	105
9.1 - RELEVANT NON-CURRENT ASSETS – OTHERS	105
9.2 - OTHER RELEVANT INFORMATION	106
10. OFFICERS’ NOTES	109
10.1 - GENERAL FINANCIAL AND EQUITY CONDITIONS	109
10.2 - FINANCIAL AND OPERATING INCOME	129
10.3 - EVENTS WITH RELEVANT EFFECTS, OCCURRED AND EXPECTED, IN THE FINANCIAL STATEMENTS	131
10.4 - SIGNIFICANT CHANGES IN ACCOUNTING PRACTICES – CAVEATS AND EMPHASIS IN THE AUDITOR'S OPINION	133
10.5 - CRITICAL ACCOUNTING POLICIES	134
10.6 - RELEVANT ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS	137
10.7 - COMMENTS ON OTHER ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS	138
10.8 - BUSINESS PLAN	139
10.9 - OTHER FACTORS WITH RELEVANT INFLUENCE	139
11. PROJECTIONS	140
11.1 - DISCLOSED PROJECTIONS AND ASSUMPTIONS	140
11.2 - MONITORING AND CHANGES TO THE DISCLOSED PROJECTIONS	141
12. SHAREHOLDERS’ MEETING AND MANAGEMENT	143
12.1 DESCRIPTION OF THE ADMINISTRATIVE STRUCTURE	143
12.2 - RULES, POLICIES AND PRACTICES RELATING TO SHAREHOLDERS’ MEETINGS	151
12.3 - RULES, POLICIES AND PRACTICES RELATING TO THE BOARD OF DIRECTORS	154
12.4 - DESCRIPTION OF THE ARBITRATION CLAUSE TO RESOLVE CONFLICT THROUGH ARBITRATION	156
12.5/6 - COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE MANAGEMENT AND FISCAL COUNCIL	156
12.6. PERCENTAGE OF INTEREST IN THE LAST FISCAL YEAR, IN RELATION TO THE MEMBERS OF THE BOARD OF DIRECTORS AND THE FISCAL COUNCIL, IN THE MEETINGS HELD BY THE RESPECTIVE BODY IN THE SAME PERIOD, WHICH HAVE BEEN HELD AFTER TAKING OFFICE:	215
12.7. INFORMATION FROM ITEM 12.5, SUB-ITEMS “A” TO “L”, IN RELATION TO MEMBERS OF THE STATUTORY COMMITTEES AS WELL AS THE AUDIT, RISK, FINANCIAL AND COMPENSATION COMMITTEES, ALTHOUGH SUCH COMMITTEES OR STRUCTURES ARE NOT STATUTORY	216
12.8. PERCENTAGE OF INTEREST, IN RELATION TO EACH OF THE PEOPLE THAT ARE PARTICIPATING AS A MEMBER OF THE STATUTORY COMMITTEES, AS WELL AS THE AUDIT, RISK, FINANCIAL AND COMPENSATION COMMITTEES, EVEN THOUGH THESE COMMITTEES OR STRUCTURES ARE NOT STATUTORY, IN THE MEETINGS HELD BY THE RESPECTIVE BODY, IN THE SAME PERIOD, WHICH HAVE BEEN HELD AFTER TAKING OFFICE	219
12.9 - EXISTENCE OF A MARITAL RELATIONSHIP, STABLE UNION OR KINSHIP UP TO THE SECOND DEGREE BETWEEN:	220
12.10 - RELATIONSHIPS OF SUBORDINATION, PROVISION OF SERVICE OR CONTROL IN THE LAST THREE FISCAL YEARS BETWEEN THE ISSUER’S MANAGERS AND:	220
12.11 - AGREEMENTS, INCLUDING ANY INSURANCE POLICIES, FOR THE PAYMENT OR REIMBURSEMENT OF EXPENSES INCURRED BY DIRECTORS AND OFFICERS	227
12.12 - CORPORATE GOVERNANCE PRACTICES	227
12.13 - OTHER RELEVANT INFORMATION	232
13. MANAGEMENT COMPENSATION	234
13.1. DESCRIPTION OF THE POLICY OR COMPENSATION PRACTICE, INCLUDING THE NONSTATUTORY BOARD OF EXECUTIVE OFFICERS	234
13.2 - TOTAL COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF DIRECTORS AND FISCAL COUNCIL	240
13.3 - VARIABLE COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL.	242
13.4 - COMPENSATION PLAN BASED ON SHARES HELD BY THE BOARD OF DIRECTORS AND STATUTORY BOARD OF EXECUTIVE OFFICERS	244
13.5 - COMPENSATION BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF THE BOARD OF EXECUTIVE OFFICERS	245
13.6 - INFORMATION ON OPTIONS (OPEN) HELD BY THE BOARD OF DIRECTORS AND STATUTORY BOARD OF EXECUTIVE OFFICERS	245
13.7 - OPTIONS EXERCISED AND SHARES DELIVERED RELATED TO COMPENSATION BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF THE STATUTORY BOARD OF EXECUTIVE OFFICERS	245
13.8 - INFORMATION NECESSARY FOR UNDERSTANDING THE DATA DISCLOSED IN ITEMS 13.5 TO 13.7 - METHOD OF PRICING THE VALUE OF SHARES AND OPTIONS	245
13.9 - NUMBER OF SHARES, QUOTAS AND OTHER SECURITIES CONVERTIBLE INTO SHARES HELD BY MANAGERS AND BY THE FISCAL COUNCIL - BY BODY	245

13.10 - INFORMATION ON PRIVATE PENSION PLANS GRANTED TO THE MEMBERS OF THE BOARD OF DIRECTORS AND TO THE STATUTORY BOARD OF EXECUTIVE OFFICERS	246
13.11 - HIGHEST, LOWEST AND THE AVERAGE INDIVIDUAL COMPENSATION FOR THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	247
13.12 - COMPENSATION OR INDEMNITY MECHANISMS FOR MANAGERS IN CASE OF REMOVAL FROM OFFICE OR RETIREMENT	247
13.13 - PERCENTAGE IN TOTAL COMPENSATION HELD BY MANAGERS AND MEMBERS OF THE FISCAL COUNCIL THAT ARE RELATED PARTIES TO THE CONTROLLING SHAREHOLDERS	247
13.14 - MANAGERS AND FISCAL COUNCIL´S MEMBER’S COMPENSATION, GROUPED BY BODY, RECEIVED FOR ANY REASON OTHER THAN THE POSITION THEY OCCUPY	247
13.15 - MANAGERS AND FISCAL COUNCIL´S MEMBER’S COMPENSATION RECOGNIZED IN THE INCOME OF THE CONTROLLING SHAREHOLDERS, DIRECT OR INDIRECT, OF COMPANIES UNDER JOINT CONTROL AND OF THE ISSUER’S SUBSIDIARIES	248
13.16 – OTHER RELEVANT INFORMATION	248
14. HUMAN RESOURCES	249
14.1 - DESCRIPTION OF HUMAN RESOURCES	249
14.2 - RELEVANT CHANGES - HUMAN RESOURCES	251
14.3 - DESCRIPTION OF EMPLOYEE COMPENSATION POLICY	251
14.4 - DESCRIPTION OF THE RELATIONSHIP BETWEEN THE ISSUER AND UNIONS	253
14.5 - OTHER RELEVANT INFORMATION	253
15. CONTROL AND ECONOMIC GROUP	254
15.1 / 15.2 - EQUITY POSITION	254
15.3 - CAPITAL DISTRIBUTION	257
15.4 - ORGANIZATION CHART OF SHAREHOLDERS AND ECONOMIC GROUP	258
15.5 - SHAREHOLDERS' AGREEMENT FILED AT THE HEADQUARTERS OF THE ISSUER OR OF WHICH THE CONTROLLING SHAREHOLDER IS A PART OF	261
15.6 - RELEVANT CHANGES IN THE SHAREHOLDINGS OF MEMBERS OF THE CONTROL GROUP AND THE ISSUER'S MANAGERS	261
15.7 - MAIN CORPORATE TRANSACTIONS	261
15.8 - OTHER RELEVANT INFORMATION	266
16. TRANSACTIONS FOR RELATED PARTIES	267
16.1 - DESCRIPTION OF THE RULES, POLICIES AND PRACTICES OF THE ISSUER WITH REGARD TO THE REALIZATION OF TRANSACTIONS WITH RELATED PARTIES	267
16.2 - INFORMATION ABOUT TRANSACTIONS WITH THE RELATED PARTIES	267
16.3 - IDENTIFICATION OF MEASURES TAKEN TO DEAL WITH CONFLICTS OF INTEREST AND THE DEMONSTRATION OF STRICTLY COMMUTATIVE CONDITIONS AGREED OR OF THE APPROPRIATE COMPENSATORY PAYMENT MADE	274
16.4 - OTHER RELEVANT INFORMATION	274
17. SHARE CAPITAL	275
17.1 - INFORMATION ON THE SHARE CAPITAL	275
17.2 - CAPITAL INCREASES	275
17.3 - INFORMATION ABOUT DEVELOPMENTS, GROUPING AND SHARE BONUSES	276
17.4 - INFORMATION ON THE SHARE CAPITAL	277
17.5 - OTHER RELEVANT INFORMATION	277
18. SECURITIES	278
18.1 - SHARE RIGHTS	278
18.2 - DESCRIPTION OF ANY STATUTORY RULES THAT SIGNIFICANTLY LIMIT THE VOTING RIGHTS OF SHAREHOLDERS OR THAT LEAD THEM TO CARRY OUT PUBLIC OFFERING	279
18.3 - DESCRIPTION OF THE EXCEPTIONS AND SUSPENSE CLAUSES THAT RELATE TO POLITICAL OR ECONOMIC RIGHTS LAID DOWN IN THE BYLAWS	279
18.4 - VOLUME OF NEGOTIATIONS AND MAJOR AND MINOR QUOTES OF TRADED SECURITIES	279
18.5 - OTHER SECURITIES ISSUED IN BRAZIL	280
18.6 - BRAZILIAN MARKETS IN WHICH SECURITIES ARE ADMITTED TO TRADING	280
18.7 - INFORMATION ABOUT CLASS AND THE KINDS OF SECURITIES ADMITTED FOR TRADING IN FOREIGN MARKETS	280
18.8 - SECURITIES ISSUED ABROAD	281
18.9 - DISTRIBUTION OF PUBLIC OFFERINGS MADE BY THE ISSUER OR BY THIRD PARTIES, INCLUDING CONTROLLING AND AFFILIATE COMPANIES AND SUBSIDIARIES, RELATING TO THE SECURITIES OF THE ISSUER	284
18.10 - USE OF PROCEEDS FROM PUBLIC OFFERINGS FOR DISTRIBUTION AND ANY DEVIATIONS	284
18.11 - DESCRIPTION OF THE TAKEOVER BIDS MADE BY THE ISSUER IN RESPECT OF SHARES ISSUED BY THIRD PARTIES	284

18.12 - OTHER RELEVANT INFORMATION	284
19. REPURCHASE PLANS/TREASURY	301
19.1 - INFORMATION ON THE ISSUER'S SHARE BUYBACK	301
19.2 - MOVEMENT OF SECURITIES HELD IN TREASURY	302
19.3 - OTHER RELEVANT INFORMATION	305
20. TRADING POLICY	306
20.1 - INFORMATION ABOUT THE SECURITIES TRADING POLICY	306
20.2 - OTHER RELEVANT INFORMATION	307
21. DISCLOSURE POLICY	308
21.1 - DESCRIPTION OF THE STANDARDS, OR INTERNAL PROCEDURES OR REGIMENTS RELATING TO THE DISCLOSURE OF INFORMATION	308
21.2 - DESCRIPTION OF THE POLICY FOR THE DISCLOSURE OF MATERIAL FACTS AND ANY PROCEDURES CONCERNING THE MAINTENANCE OF SECRECY REGARDING UNDISCLOSED RELEVANT INFORMATION	309
21.3 - MANAGERS RESPONSIBLE FOR THE IMPLEMENTATION, MAINTENANCE, EVALUATION AND SUPERVISION OF THE INFORMATION DISCLOSURE POLICY	309
21.4 - OTHER RELEVANT INFORMATION	309

After the date of filing, update versions of this document, shall be made available at Bradesco's Investor Relations website, in www.bradescori.com.br

1. Responsible for the Form

1. Responsible for the Form

1.1 - Declaration and identification of the individuals in charge

Name of the person in charge of the form’s contents: Luiz Carlos Trabuco Cappi

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: Alexandre da Silva Glüher

Position: Investor Relations Officer

The aforementioned Officers hereby state:

a)     to have revised the reference form of Banco Bradesco S.A. – “Bradesco”,  “Company” or “Organization”;

b)    that all information contained in the form meets the provisions of CVM Instruction No. 480, particularly those set out in articles 14 to 19; and

c)     that the set of information contained therein is a true, accurate, and complete description of the issuer's economic financial outcomes and of the risks inherent to its activities and securities issued.

5 – Reference Form – 2017

1. Responsible for the Form

1.1 - CEO’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 31, 2017.

I, Luiz Carlos Trabuco Cappi – CEO of Banco Bradesco S.A., declare that:

1.	I have reviewed Banco Bradesco S.A.’s annual reference form for 2016;
2.	All of the information in the form complies with the CVM Instruction No. 480 in particular with articles 14 to 19; and
3.	Based on our knowledge, the information herein provides a true, accurate and complete picture of the issuer's financial situation and the risks inherent in its activities and its issue of securities.

Luiz Carlos Trabuco Cappi

CEO

6– Reference Form – 2017

1. Responsible for the Form

1.2 - Investor Relations Officer’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 31, 2017.

I, Alexandre da Silva Glüher – Vice-President and Investor Relations Officer of Banco Bradesco S.A., declare that:

1.	I have reviewed Banco Bradesco S.A.’s annual reference form for 2016;
2.	All of the information in the form complies with the CVM Instruction No. 480 in particular with articles 14 to 19; and
3.

To the best of our knowledge, the information herein provides a true, accurate and complete picture of the issuer’s financial situation and the risks inherent to its activities and its issue of securities.

Alexandre da Silva Glüher

Vice-President and Investor Relations Officer

7 – Reference Form – 2017

2. Independent Auditors

1.3 - Statement of the CEO / Investor Relations

The individual statements of the CEO and of the Officer of Investor Relations are described, respectively, in items 1.1 and 1.2 of this Reference Form.

8 – Reference Form – 2017

2. Independent Auditors

2. Independent Auditors

2.1/2.2 - Identification and remuneration of Auditors

Identification and remuneration of Auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Local
Name/Corporate name	KPMG Auditores Independentes
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0022-53
Service period	March 21, 2011
Description of contracted services

The services referring to the fiscal year of 2016, include: (i) Auditing of the financial statements of companies and funds within the Organization; (ii) Regulatory Reports in compliance with the Central Bank and the Brazilian Securities Commission (CVM); and (iii) Other services provided by the external auditors (pre-agreed procedures, investigations, valuation reports and the reviewing of information, substantially, financial, fiscal and actuarial data).

The services referring to the fiscal year of 2015, include: (i) Auditing of the financial statements of companies and funds within the Organization; (ii) Regulatory Reports in compliance with the Central Bank and the Brazilian Securities Commission (CVM); and (iii) Other services provided by the external auditors (pre-agreed procedures, investigations and review of information, substantially, financial, fiscal and actuarial data).

The services referring to the fiscal year of 2014, include: (i) Auditing of the financial statements of companies and funds within the Organization; (ii) Regulatory Reports in compliance with the Central Bank and the Brazilian Securities Commission (CVM); and (iii) Other services provided by the external auditors (system diagnostics and compilation of IT (Information Technology) information and training).

Total amount of compensation of independent auditors divided by service	Auditing services contracted in 2016: R$38,504 thousand Other Services: R$5,221 thousand Total: R$43,725 thousand
Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable
Service period	March 21, 2011
Name of the technician in charge	Rodrigo de Mattos Lia
CPF [Individual Taxpayer's Registry]	132.892.398-37
Address	Av. Dionysia Alves Barreto, 500 - Conj. 1001, 10º andar, Centro, Osasco, SP, Brasil, CEP 06086-050, Phone +55 (011) 2856-5300, Email: rlia@kpmg.com.br

2.3 - Other relevant information

There is no other information deemed relevant at this time.

9 – Reference Form – 2017

3. Selected financial information

3. Selected financial information

3.1 - Financial Information – Consolidated

(In accordance with International Accounting Standards - IFRS) In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2016	12/31/2015	12/31/2014
Shareholders’ Equity	105,479,207,000.00	90,914,762,000.00	82,291,805,000.00
Total Assets	1,192,029,656,000.00	1,026,703,522,000.00	930,451,016,000.00
Net revenue / Revenue from financial intermediation / Gains from insurance premiums	237,368,874,000.00	204,488,753,000.00	172,800,179,000.00
Gross earnings	31,905,456,000.00	9,603,583,000.00	19,330,791,000.00
Net earnings	17,992,726,000.00	18,237,905,000.00	15,416,478,000.00
Number of shares, excluding Treasury	5,531,885,099	5,532,423,218	5,537,915,538
Share equity value (Reais per unit)	19.07	16.43	14.86
Basic Earnings per Share	3.08	3.12	2.63
Diluted Earnings per Share	3.08	3.12	2.63

3.2 - Non-GAAP earnings

The non-GAAP earnings were not disclosed in the course of the last fiscal year.

3.3 - Subsequent events to the latest financial statements

There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements that were closed on December 31, 2016.

3.4 - Income allocation policy

(R$ thousand)	Income Allocation
	2016	2015	2014
A) Rules on withholding profits

Legal reserve

The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital.

The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in Paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the Company's bylaws may create reserves based on the following specific conditions:
- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserves – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers, on the allocation of the net income for the year, includes the payout of dividends and/or the payment of interest on shareholders’ equity in an amount greater than the mandatory dividend established in Article 27, item III, of the bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of net income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

10 – Reference Form – 2017

3. Selected financial information

Amounts referring to the Withholding of Profits (R$ thousand)	Net Income for the Year	15,083,578	17,189,634	15,088,818
	Legal Reserve	754,179	859,481	754,442
	Statutory Reserves	7,353,617	10,295,188	9,279,796
	Gross Interest on Shareholders’ Equity	6,975,782	5,122,963	3,595,008
	Dividends	-	912,000	1,459,572
B) Rules on the distribution of dividends

With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on shareholders’ equity, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with item III of Article 27 of Bradesco's Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter "b" of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends or Interest on Shareholders’ Equity

The re-application of Dividends and/or Interest on Shareholders’ Equity is a product that allows Bradesco's depositor shareholders, registered in the Bradesco Corretora, either individuals or corporate entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.

Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.

C) Frequency of dividend payouts

Bradesco has distributed dividends on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such a practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Corporate Bylaws).

They may also authorize the distribution of Interest on Shareholders’ Equity to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Corporate Bylaws).

Interest on Shareholders’ Equity Monthly Payment System

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or provided to the Company.

D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.	There are no restrictions on the distribution of dividends.

11 – Reference Form – 2017

3. Selected financial information

3.5 - Dividend payouts and the withholding of net income

In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2016	12/31/2015	12/31/2014
Adjusted Net Income	14,329,398,853.69	16,330,152,666.20	14,334,377,257.19
Dividends distributed in relation to adjusted net income	48.681606	36.955954	35.261943
Rate of return in relation to the equity of the issuer	15.017140	19.334477	18.512013
Total distributed dividends	6,975,781,491.26	6,034,963,689.47	5,054,579,977.10
Withheld net income	8,107,796,249.43	11,154,670,696.00	10,034,238,188.36
Date of approval of the withholding	03/10/2017	03/10/2016	03/10/2015

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Mandatory Dividend
Common
Preferred
Common			435,144,968.29	07/17/2015
Preferred			476,855,031.71	07/17/2015
Common					300,728,662.31	03/06/2015
Preferred					329,845,144.47	03/06/2015
Common					395,361,818.50	07/18/2014
Preferred					433,636,746.57	07/18/2014

12 – Reference Form – 2017

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common	43,481,385.87	02/01/2016
Common	43,472,940.30	03/01/2016
Common	43,472,940.89	04/01/2016
Common	43,472,942.64	05/02/2016
Common	47,820,251.91	06/01/2016
Common	47,820,003.07	07/01/2016
Common	478,278,523.96	07/18/2016
Common	47,820,252.22	08/01/2016
Common	47,820,252.32	09/01/2016
Common	47,820,252.34	10/03/2016
Common	47,820,251.11	11/01/2016
Common	47,820,251.13	12/01/2016
Common	47,820,249.78	01/02/2017
Common	1,583,283,302.16	03/08/2017
Common	711,689,900.58	03/08/2017
Preferred	47,610,792.02	02/01/2016
Preferred	47,600,983.23	03/01/2016
Preferred	47,600,994.37	04/01/2016
Preferred	47,601,013.22	05/02/2016
Preferred	52,363,180.78	06/01/2016
Preferred	52,363,434.43	07/01/2016
Preferred	523,721,476.04	07/18/2016
Preferred	52,363,179.67	08/01/2016
Preferred	52,363,189.25	09/01/2016
Preferred	52,363,188.67	10/03/2016
Preferred	52,363,189.54	11/01/2016
Preferred	52,363,178.61	12/01/2016
Preferred	52,363,179.96	01/02/2017
Preferred	1,733,716,697.84	03/08/2017
Preferred	779,310,113.35	03/08/2017
Common			39,531,550.03	02/02/2015
Common			39,531,549.96	03/02/2015
Common			39,531,549.21	04/01/2015
Common			43,484,690.31	05/04/2015
Common			43,484,683.32	06/01/2015
Common			43,484,684.25	07/01/2015
Common			43,481,379.16	08/03/2015
Common			43,481,379.42	09/01/2015
Common			43,481,379.44	10/01/2015
Common			43,481,379.83	11/03/2015
Common			43,481,379.61	12/01/2015
Common			43,481,379.68	01/04/2016
Common			1,935,154,280.79	03/01/2016
Preferred			43,356,901.17	02/02/2015
Preferred			43,356,895.48	03/02/2015
Preferred			43,356,900.27	04/01/2015
Preferred			47,692,133.56	05/04/2015
Preferred			47,692,135.11	06/01/2015
Preferred			47,671,006.32	07/01/2015
Preferred			47,646,706.32	08/03/2015
Preferred			47,610,813.19	09/01/2015
Preferred			47,610,806.92	10/01/2015
Preferred			47,610,802.20	11/03/2015
Preferred			47,610,802.38	12/01/2015
Preferred			47,610,802.33	01/04/2016
Preferred			2,119,045,719.21	03/01/2016

13 – Reference Form – 2017

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common					39,531,550.63	02/03/2014
Common					39,531,551.09	03/05/2014
Common					39,531,551.14	04/01/2014
Common					39,531,551.29	05/02/2014
Common					39,531,551.29	06/02/2014
Common					39,531,551.90	07/01/2014
Common					39,531,551.37	08/01/2014
Common					39,531,551.67	09/01/2014
Common					39,531,551.92	10/01/2014
Common					39,531,551.66	11/03/2014
Common					39,531,550.78	12/01/2014
Common					39,531,550.89	01/02/2015
Common					1,240,120,014.11	03/06/2015
Preferred					43,380,016.82	02/03/2014
Preferred					43,380,012.76	03/05/2014
Preferred					43,356,859.89	04/01/2014
Preferred					43,356,873.37	05/02/2014
Preferred					43,356,889.11	06/02/2014
Preferred					43,356,894.27	07/01/2014
Preferred					43,356,895.65	08/01/2014
Preferred					43,356,904.78	09/01/2014
Preferred					43,356,914.62	10/01/2014
Preferred					43,356,911.44	11/03/2014
Preferred					43,356,908.51	12/01/2014
Preferred					43,356,912.06	01/02/2015
Preferred					1,360,179,982.23	03/06/2015

3.6 - Declaration of dividends to the withheld profits or the reserves account

In relation to the last three fiscal years, no dividends were declared to the withheld profits accounts or to the reserves constituted in previous fiscal years.

3.7 - Level of indebtedness

Fiscal Year *	Sum of Current and Non-Current Liabilities	Index type	Level of indebtedness	Description and reason for the use of other indexes
12/31/2016	1,086,550,449,000.00	Level of indebtedness	10.3010866	-
*In accordance with International Accounting Standards - IFRS

3.8 - Obligations

Fiscal year December 31, 2016 (In accordance with International Accounting Standards-IFRS)
Type of Obligation	Type of Guarantee	Other guarantees or privileges	Less than one year	One to three years	Three to five years	More than five years	Total
Loans	Unsecured		19,808,554,625.00	1,867,834,399.24	489,025,548.64	-	22,165,414,572.88
Debt Security	Unsecured		746,315,659,375.00	208,268,050,600.76	21,335,800,451.36	30,905,108,000.00	1,006,824,618,427.12
Total			766,124,214,000.00	210,135,885,000.00	21,824,826,000.00	30,905,108,000.00	1,028,990,033,000.00

Note:
The information refers to the Consolidated Financial Statements. It is important to stress that the financial institutions operate, basically, as financial mediators, raising funds from clients, and sharing these funds with clients. Therefore, the obligations informed as “Debt Securities” in item 3.8 are composed basically, of (i) Captures, that include: (a) Deposits; (b) Debentures; (c) On-lending operations; (d) Obligations through the Issuance of Bonds and Securities and (e) Subordinated debt, besides the (ii) Provisions for insurance and pension plans.

14 – Reference Form – 2017

3. Selected financial information

3.9 - Other relevant information

The selected financial information described in Section 3 refers to consolidated financial statements.

Item 3.1:

i.       Composition of Net Income – Consolidated

			In R$
Composition (In accordance with International Accounting Standards-IFRS)	2016	2015	2014
Revenue from financial intermediation	147,700,375,000.00	127,048,252,000.00	103,893,096,000.00
Fees and Commission income	20,341,087,000.00	17,856,873,000.00	16,759,980,000.00
Insurance, pension plan and bond retained premiums	65,027,122,000.00	58,760,780,000.00	50,454,983,000.00
Result from investment in affiliated companies and joint ventures	1,699,725,000.00	1,528,051,000.00	1,389,816,000.00
Other operating income	8,451,776,000.00	3,695,561,000.00	3,916,996,000.00
Contribution for Social Security Financing - COFINS	(4,458,019,000.00)	(3,290,081,000.00)	(2,628,819,000.00)
Service Tax - ISS	(656,841,000.00)	(565,259,000.00)	(525,671,000.00)
Social Integration Program (PIS) contribution	(736,351,000.00)	(545,424,000.00)	(460,202,000.00)
Total	237,368,874,000.00	204,488,753,000.00	172,800,179,000.00

ii.      Number of Shares, Ex-Treasury (Units)

The number of shares presented were adjusted to reflect the share split, approved at the Special Shareholders’ Meeting of March 10, 2016, in the proportion of one new share for every 10 possessed.

iii.     Basic Result per Share and Result Diluted per Share

The basic earnings per share is calculated by dividing the net income, attributable to the controlling shareholders, by the weighted average of shares that are in circulation during the year, excluding the average number of shares that are acquired by Bradesco and held in treasury. The diluted profit per share does not differ from the basic earnings per share, because there are no potential dilutable instruments.

Items 3.4 and 3.5: Dividend payouts and the withholding of net income

We highlight the fact that the financial statements used for the policy of allocating incomes and for the distribution of dividends and interest on shareholders’ equity, pursuant to items 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions authorized to operate by the Central Bank.

15 – Reference Form – 2017

3. Selected financial information

4. Risk factors

4.1 - Description of risk factors

Below are the main risk factors that the Organization considers relevant, on the date of this Reference Form, and that could influence the decision of investment. If they materialize, these risks could have an adverse effect on our business, our financial situation and equity, and the price of our securities. Therefore, possible investors could evaluate the risks described below thoroughly, as well as other information contained in this Reference Form.

We observed that the risks described below are not the only risks to which the Organization is subject. Other risks that we are not aware of, in case they materialize, can generate similar effects to those mentioned previously.

It is important to highlight that, the order in which the risks are presented reflect a criterion of relevance established by the Organization.

a)     Risks relating to the issuer

Adverse conditions in the credit and capital markets, just as the value and/or perception of value of Brazilian government securities may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements, which are largely guaranteed by Brazilian government securities. This type of operation is generally short-term and volatile in terms of volume, as it is directly impacted by market liquidity. As these operations are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening credit risk, the cost of these operations could increase, making this source of funding inefficient for us.

If the market shrinks, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our principal areas of operation from other large banks and insurance companies, both public and private based in Brazil and internationally.

Competition has increased as a result of consolidations among financial institutions in Brazil and as a result of regulations by the National Monetary Committee (“CMN”), that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increasing our customer base and expanding our operations, reducing our profit margins on banking and other services and products we offer, and limiting investment opportunities.

The increased competition may negatively affect our business results and prospects by, among other things:

•       limiting our ability to increase our customer base and expand our operations;

•       reducing our profit margins in the banking, insurance, leasing and other services and products offered by us; and

•       increasing competition for foreign investment opportunities.

16 – Reference Form – 2017

4. Risk factors

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances to customers portfolio has grown over recent years. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

As of December 31, 2016, our provision for the impairment of loans and advances decreased by 2.6% when compared to December 31, 2015, while our portfolio of loans and advances to customers grew by 5.9% over that same period. We emphasize that this growth in our portfolio of loans and advances is related to the acquisition of the operations of HSBC Brasil.

As of December 31, 2015, our provision for impairment of loans and advances increased by 20.5% when compared to December 31, 2014, while our portfolio of loans and advances to customers grew by 6.1% over that same period.

Our delinquency ratios, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total operations overdue for over ninety days in relation to the total portfolio of loans and advances, evolved to 5.5% in 2016, compared to 4.1% in 2015 and 3.5% in 2014.

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to customers may result in increases in our impairment of loans and advances, charge-offs and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Losses on our investments in financial assets held for trading and available for sale may have a significant impact on our results of operations and are not predictable.

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2016, investments in financial assets held for trading and available for sale represented 27.4% of our assets, and realized gains and losses or unrealized gains and losses for financial assets held for trading and available for sale have had and may continue to have a significant impact on the results of our operations. The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances when they are recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and we believe that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods, and we may not successfully realize the appreciation in our consolidated investment portfolio or any portion thereof.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions, mainly, to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates.

A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

We constantly invest in the improvement and evolution of the safety controls, resilience, continuity and management of our information technology systems and as a result have created an environment with a high capacity to process data for our operating systems and our financial and accounting systems. Taking into account all external factors, including events which are wholly or partially beyond our control, such as: cyber-attacks, protests which could prevent individuals from entering our buildings, changes to the regulatory framework, electrical or telecommunications outages, systems failures, resulting from human error or not, or other events involving third parties and suppliers, our information technology systems could suffer shortages or become unavailable for a given period of time.

Due to the nature of our operations and the global context, where there is an ever-increasing

17 – Reference Form – 2017

4. Risk factors

integration among platforms, dependency on technology and on the internet, a higher exposure to viruses, malicious software and other forms of cyber-attacks is expected, ill intentioned or not, which may unexpectedly impair the operation and integrity of our systems that manage and store sensitive and/or confidential information for our business and operations.

We and other financial institutions, including governmental institutions, have already experienced attacks on our information technology systems. Due to the controls we have in place, we have not experienced any material loss of data from these attacks to date, neither from a material perspective, nor from a data information perspective.  However, considering the use of new technologies, the increasing dependency on the internet and the changing and sophisticated nature of attacks, it is not possible to predict all the means that will be used by ill-intentioned individuals or organizations, which could impact our capacity to effectively foresee and/or avoid all attacks in the future.

As a result, all the risks mentioned above could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other administrative penalties.

The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The Brazilian Supreme Court (“STF”), which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding on whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Cruzado, Bresser, Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013, but was recently interrupted. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the account holders for the non-adjustment of those amounts.

Although so far no final decision has been given by the STF, the Supreme Court recently gave a ruling on an individual case, in the sense that the sentences on class actions proposed by associations questioning inflationary purges only benefit consumers who: (i) were associated with the associations at the time of filing of the class action; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are current account holders and that had suffered losses related to inflationary purges, were or were not associated with the association, plaintiff of the class action).

In addition, in connection with a related sentence, the Brazilian Supreme Court Justice (“STJ”) decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

We cannot predict the outcome of this case. However, depending on the decision by the STF, banks (including ourselves) might incur material costs which could cause losses for us.

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of failure of counterparties is higher.

Our risk management structure may not be fully effective.

We fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify.  However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject.  If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and results of operations.

18 – Reference Form – 2017

4. Risk factors

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower.  Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral.  In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities.  As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

We may not be able to capture the expected synergies from the business acquired from HSBC Brasil.

In July 2016, we concluded the acquisition of HSBC Brasil. In October 2016, an Extraordinary General Meeting of our shareholders approved the spin-off of HSBC Brasil and the integration of its staff and operational and technological platforms, resulting in the replacement of the HSBC brand in its then-existing service network with the Bradesco brand in its place.  As a result, we started to operate with a unified platform (branches, ATMs and systems), to which all customers have access.

The acquisition of HSBC Brasil was the largest that we have ever undertaken. Given the scale of the acquisition, we cannot be certain that we will be able to fully realize all financial synergies, expected growth opportunities or other benefits that we expect from this acquisition.

We may be subject to negative consequences of the Operation Zealots investigation, including the filing of a class-action suit.

On May 31, 2016, we became aware that the Federal Police of Brazil had indicted three members of our Diretoria Executiva, within the so-called "Operação Zelotes” or “Operation Zealots,” which investigates the alleged improper performance of members of the Federal Administrative Tax Court (Conselho Administrativo de Recursos Fiscais – "CARF"). On July 28, 2016, the Federal Public Prosecution Office pressed charges against three officers of our Diretoria Executiva and a former member of our Board of Directors. The charges were received for processing by the Judge of the Tenth Federal District Court of the Federal District of Brazil. On April 4, 2017 we announced that we had been subpoenaed by the General Internal Affairs of the Ministry of Finance. The executives have already submitted their respective defenses in the criminal proceeding and moved to dismiss the charges against them.

Our Management conducted an internal evaluation of the records and documents related to the indictment and found no evidence of any unlawful conduct by our representatives. We are cooperating with the competent authorities and regulators in Brazil and abroad and are providing any information and documents they request.

 Following news reports of the indictment as part of Operation Zealots, a putative class-action lawsuit was filed in the US District Court for the Southern District of New York on June 3, 2016 asserting claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934. On October 21, 2016, the Court-appointed Lead Plaintiff submitted an Amended Class Action Complaint naming us and the three members of our Diretoria Executiva who were indicted. The lawsuit alleges that investors who purchased our preferred between April 30, 2012 and July 27, 2016 suffered damages due to a supposed violation of U.S. securities laws. We accepted service in the Class Action and, on December 23, 2016, filed a motion to dismiss the complaint. Because the lawsuit is in a preliminary stage, it is not possible at present to estimate the exposure and not enough elements are available to conduct a risk assessment.

We were also summoned by the internal affairs committee of the Brazilian Ministry of Finance to follow an Administrative Procedure to Determine Liability (Processo Administrativo de Responsabilização). This procedure, which carries the possibility of a fine being levied against us and/or inclusion of our name in public lists which may in turn restrict our ability to conduct business with state-owned entities, is at the evidentiary stage.

Developments in the criminal proceeding against our officers may result in negative publicity for us, and we cannot predict what conclusion the Courts and other authorities may come to in connection with this investigation/proceeding. A conclusion adverse to our Diretoria Executiva and/or us could result in legal exposure and other penalties for us and our current or former officers and employees and could negatively affect our reputation, financial condition and results of operations.

19 – Reference Form – 2017

4. Risk factors

b)    Risks related to its direct or indirect controlling shareholder or control group

A majority of our common shares are held, directly and indirectly, by one shareholder and none of our board members are independent; accordingly, their interests may conflict with those of our other investors.

As of December 31, 2016, Fundação Bradesco directly and indirectly held 56.8% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, or of our Board of Executive Officers that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

Our Board of Directors has 8 members, none of whom are considered independent in accordance with the criteria included in Brazilian Corporate Law, which provides that only individuals may be appointed to a company's board of directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. As a result, the interests of our Board of Directors may not always be in line with the interests of our common shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our directors are associated to Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors’ interests.

Fundação Bradesco and our Board of Directors could make decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of holders of common shares and have a negative impact on the interests of holders of common shares.

c)     Risks related to its shareholders

If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share and common share may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred and common share, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our preferred and common share, may decrease significantly.

Under Brazilian corporate law, holders of preferred shares have limited voting rights, accordingly, holders of preferred share will have similar limitations on their ability to vote.

Under Brazilian corporate law (Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders' meetings, except in limited circumstances. As such, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

d)    Risks related to its subsidiaries and associated companies

Below we highlight the main risks that could affect the business of our main subsidiary, Grupo Bradesco Seguros, Previdência e Capitalização, which contributed almost 30% of our income.

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations significantly depend upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not

20 – Reference Form – 2017

4. Risk factors

occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of operations.

We are liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our policyholders.

We may be subject to negative consequences from the “Operation Greenfield” investigation.

The Federal Police is conducting an investigation called "Operação Greenfield," or "Operation Greenfield," into allegations of fraud involving certain pension funds. Our wholly-owned subsidiaries BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. ("BEM") and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários ("BRAM"), as well as two of their managers were mentioned by the Federal Police in relation to Operation Greenfield as they were responsible for the administration and management of an Equity Investment Fund, named Fundo de Investimento em Participações - FIP Enseada. In the course of the investigation, the Federal Court authorized the seizing of a number of documents, and blocked the assets of BEM. In order to have its assets unblocked, BEM, together with BRAM signed a commitment, which was approved by the Tenth Federal Court of the Federal District, to release their assets in exchange for the provision of guarantees totaling R$104 million. BEM and BRAM did not acknowledge any civil or criminal liability by entering into this commitment. Under the commitment, the managers and officers of BEM and BRAM committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, internal evaluations indicate that there were no illegal conduct in the activities. The ongoing Operation Greenfield investigation may result in negative publicity for us and our subsidiaries, and we cannot predict what conclusion the Federal Police and other competent authorities, especially the Federal Public Prosecution Office may come to in connection with this investigation. A conclusion adverse to BEM and BRAM, or their managers, could negatively affect our reputation, financial condition and results of operations.

e) Risks related to its suppliers

We are not exposed to relevant risks related to our suppliers that could influence the decision of investment in our real estate values.

f) Risks related to its customers

We consider a risk relating to “the customers” as a risk related to the “issuer,” as described in item “a” of this section, which reads as “We may face an increase in our level of delinquency in the payment of loans, to the measure that our loans and advance payment portfolio matures.”

g) Risks relating to the economic sectors in which the issuer operates

The current weakness in Brazilian macroeconomic conditions and the market perception of certain economic and political risks alongside uncertainties relating to Brazil, including high-profile anti-corruption investigations, may have a material adverse effect on our financial condition and on the results of operations.

The vast majority of our operations are conducted in Brazil and, accordingly, our results are significantly impacted by macroeconomic conditions in Brazil. In prior years, we have benefited from Brazil’s stable economic environment and the relatively strong annual growth of the Brazilian GDP. However, starting in 2013, GDP growth in Brazil began to decelerate as a result of a variety of factors including: mismanagement of public accounts, a weakening of the Brazilian real, the persistent inflation and the increasing level of the current account deficit.

The decrease in primary results (difference between the government income and expenses, excluding interest income and interest expenses) in recent years and the increase in net public sector debt significantly contributed to a further deterioration in macroeconomic conditions of Brazil. Thus, the increase in unemployment rates, as a result of macroeconomic conditions, created risks to banking activities (especially due to the possibility of increased default rates for individuals and corporations). Moreover, high inflation rates may lead to an increase in the basic interest rates of our financial assets, which may impact our operations.

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4. Risk factors

However, in 2016, the domestic scenario was marked by major adjustments. Inflation began a path of convergence towards targets (and ended below the cap at the end of last year) and the Central Bank managed to achieve an important step in inflation expectations for the coming three years. Regarding taxes, the adjustment proposed by the Government is expected to have an effect in the medium to long term. In approving the Proposed Constitutional Amendment (“PEC”), which restrains public spending, it is expected that the desired fiscal balance will lead to a stabilization of the debt/GDP ratio. Currently, the government is proposing a pension reform, which may aim to guarantee the solvency of pensions in the long term and the availability of the limit for public spending. Even though the country’s greatest challenge continues to be economic growth, there is an expectation that there will be gradual growth quarter on quarter in 2017.

In 2014, the Brazilian Federal Police and the Prosecution Office commenced a series of anti-corruption investigations called "Operation Car Wash" ("Operação Lava Jato") in which, among other matters, certain officers and employees of Petróleo Brasileiro S.A. ("Petrobras"), a Brazilian state-controlled company, were accused of accepting illegal payments in order to wrongly influence commercial decisions of Petrobras. During the course of 2014, 2015 and 2016, these anti-corruption investigations have become wide-ranging and have given rise to various criminal proceedings involving not only senior officers and employees of Petrobras but also senior officers of companies in Brazil, notably in the  construction sector and some politicians. In the U.S., the SEC and the Department of Justice are also conducting their own investigations into a number of these allegations. The high-profile nature of these investigations may have momentarily harmed the reputation of Brazil, which could reduce investor confidence, making it more difficult for companies located in Brazil to obtain financing. We cannot predict how long the anti-corruption investigations will continue, or how significant the effects of the anti-corruption investigations may be for the Brazilian economy. If uncertainty surrounding the Brazilian economy continues, or if there is a material reduction in investor confidence as a result of these investigations, the results of our operations may be adversely affected.

In addition, our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) is a party to certain legal and administrative proceedings filed against Petrobras and other defendants, due to its role as underwriter in a note offering of Petrobras. We or our subsidiaries may become a party to other legal and/or administrative proceedings against Petrobras or other companies which have not yet been filed. A negative outcome of these ongoing legal proceedings or any new legal proceedings may harm our reputation and may adversely affect our financial condition and our results of operations.

On December 2, 2015, the Brazilian House of Representatives opened impeachment proceedings against President Dilma Rousseff, alleging non-compliance with the fiscal responsibility law. The Brazilian House of Representatives and the Brazilian Senate voted in favor of the admissibility of the impeachment proceedings on April 17, 2016 and on May 12, 2016, respectively. Due to the favorable vote of the Senate, President Rousseff was removed from the presidency for up to 180 days to defend herself in her impeachment trial. During the 180-day trial period, the Vice-President of Brazil acted as President. On August 10, 2016, the Brazilian Senate approved the report of its special impeachment committee which recommended that President Dilma Rousseff should be brought to trial by the upper house of the Brazilian legislature. On August 31, 2016, President Dilma Rousseff was found guilty, losing her mandate, and Vice-President Michel Temer took office for the remainder of the term until January 1, 2019.  However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and on the approval of reforms that are being promoted by the new President. Further, the initial mandate by Ms. Rousseff and Mr. Temer following the general election in 2014 is under review by the Superior Election Tribunal (Tribunal Superior Eleitoral). The Superior Election Tribunal has not yet set a date for a further hearing. If the Superior Election Tribunal sets a date prior to the next general election and decides against Ms. Rousseff and Mr. Temer, Mr. Temer could be removed from office, leading to further political and economic instability. On May 17, 2017, the Brazilian media revealed new active and passive corruption cases involving businessmen and relevant political figures, including President Michel Temer, which had a significant effect on the stock market and the price of the real.  These allegations are still to be confirmed through judicial and official investigation processes and they enhance uncertainties concerning the possibility of President Michel Temer facing judicial actions and/or an impeachment process.

The continuation of any of, or combination of, these factors may lead to increased volatility and a further slowdown in GDP growth, which may have an adverse effect on our financial condition and our results of operations.

The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the government and volatile economic cycles.

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4. Risk factors

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and our operations and revenues.

Our operations, financial condition and the market price of our shares, preferred and common share may be adversely affected by changes in certain policies related to exchange controls, tax and other matters, as well as factors such as:

•      exchange rate fluctuations;

•      base interest rate fluctuations;

•      domestic economic growth;

•      political, social or economic instability;

•      monetary policies;

•      tax policy and changes in tax regimes;

•      exchange controls policies;

•      liquidity of domestic financial, capital and credit markets;

•      our customers' capacity to meet their other obligations with us;

•      decreases in wage and income levels;

•      increases in unemployment rates;

•      macroprudential measures;

•      inflation;

•      allegations of corruption against political parties, public officials, including allegations made in relation to the "Operation Car Wash" investigation, among others; and

•      other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

Changes in, or uncertainties regarding, the implementation of the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and reducing the value of Brazilian securities traded internally or abroad.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by companies based in Brazil.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011. This trend accelerated during the following four years and was interrupted in 2016. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive but also make managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to- and/or denominated debt.

As of December 31, 2016, the net exposure in relation to our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 4.3% of our total assets. If the Brazilian currency devaluates or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred and

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4. Risk factors

common share, even if the value of the liabilities has not changed in their originated currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, mainly, the U.S. dollar, and we may experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their originated currency.

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 13.75%, 14.25% and 11.75% per annum (“p.a.”) as of December 31, 2016, 2015 and 2014, respectively. Changes in the base interest rate may adversely affect our results of operations as we have assets and liabilities indexed to the SELIC. At the same time, high base interest rates may increase the likelihood of customer delinquency, due to the deceleration in the economic activity. Similarly, low base interest rates may increase the leverage of borrowers, generating additional risk to financial system.

The COPOM adjusts the SELIC rate in order to keep inflation within the range of targets set by the National Monetary Council ("CMN") to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the SELIC rate  or how often such a rate is adjusted.

A U.K. exit from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K.´s exit from the European Union (so-called “Brexit”). On March 29, 2017, the U.K. gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The on-going process of negotiations between the U.K. and the European Union will determine the future terms of the U.K’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently.  Brexit could lead to potentially divergent  laws and regulations as the U.K. determines which E.U. laws to replace or replicate. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, could adversely affect European or global economic or market conditions and investor confidence.  This could, in turn, adversely affect our business and/or the market value of our shares, preferred and common share.

Our investments in debts issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government's ability to repay principal and/or make interest payments.  Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of operations.

h)    Risks related to the regulation of sectors in which the issuer operates

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of, and potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, which intensified after 1999 as a result of the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. Current economic policy in Brazil is premised on a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined and previously announced target. In 2016, Brazil’s rates of inflation reached 6.3%, 10.7% in 2015 and 6.4% in 2014, as measured by the Extended Consumer Price Index - “IPCA” (Índice Nacional de Preços ao Consumidor Amplo).

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4. Risk factors

Government measures to combat inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the base interest rate (SELIC) set by the Central Bank Committee on Monetary Policy (Comitê de Política Monetária - COPOM) may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the SELIC rate may also have an adverse effect on us by decreasing the interest income we earn on our interest-earning assets and lowering our revenues and margins.

Future government actions, including the imposition of taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth different from expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial and capital markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares, preferred and common share.

The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•           minimum capital requirements;

•           compulsory deposit/reserve requirements;

•           fixed assets investment limitations;

•           lending limits and other credit restrictions;

•           earmarked credit operations, such as housing loans and rural credit;

•           accounting and statistical requirements;

•           minimum coverage;

•           mandatory provisioning policies;

•           limits and other restrictions on rates; and

•           limits on the amount of interest that they can charge and the period for which they can capitalize on interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank are not subject to a legislative process. Therefore those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•      a portion of our compulsory deposits with the Central Bank do not bear interest; and

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4. Risk factors

•      a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

As of December 31, 2016, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$58.0 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court ("STF"), in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02 (or the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the “SELIC” rate, the base interest rate established by COPOM, which was 13.75% p.a. as of December 31, 2016 and 14.25% p.a. as of December 31, 2015; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172, of October 25, 1966, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of financial institutions based in Brazil, including us.

Additionally, certain Brazilian courts have issued decisions in the past limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts’ future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

i)      Risks related to foreign countries where the issuer operates

The risks to which our offices abroad are exposed are not characterized as relevant insofar as they generate significant impacts that could influence our decision of investment.

There is a proviso that the operations of our Offices Abroad are supported by policies, standards and procedures issued by the Organization.

j)      Socio-environmental issues

The socio-environmental risk is represented by the potential damages that an economic activity may cause to society and the environment. The socio-environmental risks associated to financial institutions are,

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4. Risk factors

in their majority, indirect and stem from the business relations, including those with the supply chain and with clients, through activities of financing and investment, observing the principles of relevance and proportionality of activities of the Organization.

Funding for large projects carried out by clients can generate socio-environmental impacts that could affect the results and/or reputation of the Organization negatively.

The Organization promotes credit and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the regulations and/or environmental disasters, it has a direct obligation to repair the damage caused financially. Consequently, depending on the magnitude of the socio-environmental impact, this client can have their economic-financial structure compromised, which may generate losses to the Organization.

4.2 - Description of the main market risks

Bradesco is exposed to market risks that are inherent to their activities, such as currency risk and interest rate, since it exercises the role of financial broker, performing and funding/financing loans in various types of indexers.

As the best practice of risk management governance, Bradesco has a continuous process of management positions, which includes the controlling of all positions exposed to market risk through measures consistent with the  best international practices and the Agreement of Capitals – Basel. There is an area, independent of the business areas, which performs the monitoring and control of the limits for exposure to market risk.

The proposals for risk limits are validated in specific business Committees, supported by the Committee of Integrated Risk Management and Capital Allocation, and submitted for approval by the Board of Directors, according to the characteristics of the operations, which are segregated into the following Portfolios:

•       Trading Portfolio: comprised by every operation that is carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the trading portfolio, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, obtention of benefits from effective or expected price variation, or for arbitration; and

•       Banking Portfolio: comprised by operations that are not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through the methodologies of Stress, Value at Risk (VaR), Economic Value of Equity (EVE) and Sensitivity Analysis, in addition to Results Management limits and Financial Exposure. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

Trading and Regulatory Portfolio and Risk of Banking Portfolio Shares

The risks of the Trading Portfolio are controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and economic events that are financially unfavorable to the positions of the Organization, the analysis uses stress scenarios that are prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Portfolios hold a position.

For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). Additionally, for the measurement of all risk factors of the options portfolio, the models of historic simulation and the Delta-Gama-Vega are applied, whereby the most conservative between the two prevails. For the calculation of the volatilities, correlations and historical returns, a window of at least 252 working days was adopted.

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4. Risk factors

For regulatory purposes, the need for capital, relating to Banking Portfolio shares, is realized through the evaluation of credit risk, as determined by the Central Bank, i.e. they are not included in the calculation of Market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio are made from the EVE methodology, which measures the economic impact on the positions, according to the scenarios drawn up by the Economic area of the Organization, seeking to determine positive and negative movements that may occur in the curves of interest rates on our applications and funding.

The EVE methodology consists of re-pricing the portfolio, subject to a variation in interest rates and taking into consideration any increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated with both the market interest rates on the date of the analysis and with the scenarios designed for the one-year horizon. The difference between the values obtained for the portfolio will be the EVE, i.e. interest rate risk assigned to the Banking Portfolio.

For the measurement of interest rate risk in the Banking Portfolio, the premise of the early settlement of loans is not used because this outcome is not representative of the total volume of operations. For demand deposits and savings, which have no maturity defined treatments for the verification of historical behaviors, are carried out as well as the possibility of their maintenance. Hence, after all of the deductions are levied on the demand deposits and savings, for example, the compulsory maintained by the Central Bank, the remaining balance (free resources) is considered in accordance with the flow of the salaries of the prefixed active operations.

Evolution of Risk Exposure

In this section, we present the evolution of the VaR that is calculated by the internal model, Stress Analysis and Sensitivity Analysis, the latter of which is in accordance with the criteria set out by the CVM Instruction No. 475/08.

VaR Internal Model – Trading Portfolio

The VaR for the 1-day horizon and the net of the tax effects of 2016 was higher than it was at the end of 2015, with no significant variation during the period. However, the maximum VaR in 2016 was considerably lower compared to 2015.

		R$ million
Risk Factors	2016	2015
Fixed	21	17
IPCA (Consumer Price Index - Broad) / IGP-M (General Market Price Index)	-	1
Exchange coupon	-	1
Foreign Currencies	-	1
Sovereign/Eurobonds and Treasuries	3	6
Correlation/diversification effect	(2)	(8)
VaR at end year	23	18

VaR at mid year	20	21
VaR year low	9	5
VaR year high	37	65

Note: VaR for the 1-day horizon and net of tax effects.

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a

4. Risk factors

VaR Internal Model – Regulatory Portfolio

Since January 2013, Bradesco has used its internal market risk models, which were used for their management, in the calculation of the regulatory capital requirement(1) for every risk factor and for all of the Organization’s business. This capital is calculated on the basis of the Regulatory Portfolio, which includes the Trading Portfolio plus the Currency Exposure and in Commodities of the Banking Portfolio through the VaR Delta-Normal model. Additionally, in order to measure all of the options portfolio’s risk factors, the models of historical simulation and the Delta-Gama-Vega are applied, whereby the most conservative of the two prevails. It is important to note that the value at risk is extrapolated for the regulatory horizon(2) (10-day minimum) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

(1)     In order to calculate the share of the Market Risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, according to Circulars No. 3,646/13 and No. 3,674/13 of the Central Bank; and

(2)     The maximum between the maintenance period (holding period) of the portfolio and 10 days, which is the regulatory minimum horizon required by the Central Bank, is adopted.

				R$ million
Risk Factors	2016		2015
	VaR	Stressed VaR	VaR	Stressed VaR
Interest Rate	70	149	56	111
Exchange Rate	13	28	49	71
Price of Goods (Commodities)	-	-	3	7
Correlation/diversification effect	(2)	(8)	(17)	(11)
VaR at end year	81	168	90	178

VaR at mid year	70	179	100	180
VaR year low	39	83	26	73
VaR year high	131	248	312	378

Note: VaR for the 10-day horizon and net of tax effects.

For the purposes of the calculation of the regulatory capital requirement, in accordance with the internal model, one must take into consideration the rules described in Circular Letters No. 3,646/13 and No. 3,674/13 of the Brazilian Central Bank (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with a limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of an estimated average loss in stress outcomes would be R$198 million in 2016 (2015 - R$190 million), and the estimated maximum loss would be R$371 million (2015 - R$398 million).

		R$ million
	2016	2015
At end of the year	338	184
Average in the year	198	190
Minimum in the year	87	54
Maximum in the year	371	398

Note: Amounts net of taxes.

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4. Risk factors

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of market shifts and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Instruction No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, is financed by demand and/or savings deposits, which are “natural hedges” for any future variations in interest rates and, moreover, interest rate variations do not represent a material impact on the institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

						R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading and Banking portfolios (1)
Scenario 2 - shock of 25% on rates and market prices		2016			2015
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(9)	(2,466)	(4,787)	(5)	(1,921)	(3,740)
Price indexes	Exposure subject to variations in price index coupon rates.	(9)	(1,224)	(2,264)	(8)	(1,395)	(2,614)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	-	(49)	(94)	(1)	(82)	(151)
Foreign Currency	Exposure subject to exchange rate variations.	(1)	(22)	(43)	(5)	(132)	(265)
Equities	Exposure subject to variation in stock prices.	(15)	(370)	(741)	(12)	(301)	(603)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(2)	(16)	(33)	(1)	(51)	(101)
Other	Exposure not classified in other definitions.	-	-	-	-	(11)	(23)
Total without correlation		(36)	(4,148)	(7,962)	(32)	(3,894)	(7,496)
Total with correlation		(27)	(3,691)	(7,090)	(18)	(3,218)	(6,181)
(1) Amounts net of taxes.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that the results show the current impact for each scenario on a static portfolio position. However, the market is highly dynamic, which currently results in continuous changes in these positions but does not necessarily reflect the position shown here. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions, in order to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

30 – Reference Form – 2017

4. Risk factors

						R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading portfolio (1)
Scenario 2 - shock of 25% on rates and market prices		2016			2015
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(1)	(293)	(568)	(1)	(322)	(628)
Price indexes	Exposure subject to variations in price index coupon rates.	-	(4)	(7)	-	(9)	(16)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	-	-	-	-	(1)	(3)
Foreign Currency	Exposure subject to exchange rate variations.	-	(3)	(5)	-	(7)	(14)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(1)	(12)	(25)	(1)	(7)	(15)
Total without correlation		(3)	(312)	(606)	(2)	(346)	(675)
Total with correlation		(2)	(296)	(574)	(1)	(333)	(649)
(1) Amounts net of taxes.

Sensitivity analyses were carried out, based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

▪

Scenario 1:      Based on market information (B3 – new name of BM&FBOVESPA and Cetip, Anbima, etc.), stresses were applied for a 1% variation on prices and for 1 basis point on the interest rate. For example: for a Real/U.S. dollar exchange rate of R$3.25 a scenario of R$3.28 would be used, while for a 1-year fixed interest rate of 11.54%, an 11.55% scenario would be applied;

▪

Scenario 2:      25% stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$3.25 a scenario of R$4.06 was used, while for a 1-year fixed interest rate of 11.54%, a 14.42% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

▪

Scenario 3:      50% stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$3.25 a scenario of R$4.87 would be used, while for a 1-year fixed interest rate of 11.54%, a 17.30% scenario would be applied. The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

4.3 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

In our relevance analysis of the lawsuits, which considers: (i) the opinion of the legal advisors; (ii) the nature of the shares; (iii) the similarity with previous lawsuits; (iv) the complexity; and (v) the opinion of courts (whenever the loss is assessed as probable), we did not identify relevant lawsuits that could have an influence on the investment decision. In addition, the Management understands that the provision constituted is sufficient to meet the losses that result from the respective lawsuits.

Although we do not have relevant lawsuits, according to the criteria mentioned above, we have listed below the tax and pension obligations that have values, assets or rights involved, above the materiality of R$506 million, which represents 0.5% of the Reference Equity of the issuer (R$101,127 million).

It is important to note that possible differences found between the proceedings disclosed below and the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than that which we consider relevant.

31 – Reference Form – 2017

4. Risk factors

Judicial Proceedings:	16327.000190/2011-83
a. court	Federal
b. jurisdiction	TRF 3rd Region
c. date brought	12/14/2011
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 3,163,194,597.72
f. principal facts

Administrative Procedure: Deduction of COFINS credit offset resulting from the success in AO 2006.61.00.003422-0 (expansion of the calculation basis – Law No. 9,718/98), approved by the Federal Prosecutor’s Office in 2011, after a court decision, however, the compensation also made in 2011 was rejected.
Once the discussion in the administrative sphere is exhausted, the collectability of the tax credit will be suspended due to the offer of insurance guarantee in Tax Execution No. 0006016-63.2015.4.03.6130, whose suspensions of Execution No. 0007715-89.2015.4.03.6130 are pending judgment for the company’s Appeal.
At the same time, in AO proceedings No. 2006.61.00.003422-0, the company made a judicial claim of contempt to the final decision, in which it requested the suspension of the collection. Not having its request approved, it appealed to the 3rd Region Federal Regional Court (Interlocutory Appeal No. 0014403-27.2015.4.03.0000), which, after a decision unfavorable to the company, awaits a decision on the Amendment of Judgment it opposes.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	MS 1999.61.00.009282-1
a. court	Federal
b. jurisdiction	TRF 3rd Region – 2nd Section
c. date brought	03/04/1999
d. parties to the proceedings	Defendant: Banco BMC S.A (currently known as Banco Bradesco Financiamentos S.A.) Plaintiff: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	R$ 2,504,979,184.32
f. principal facts

Legal Proceedings, where there is a plea to calculate and collect the COFINS, from February 1999, on the effective turnover, whose concept is stated in article 2 of LC No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of article 3 of Law No. 9,718/98. The discussion is restricted to the generating facts until December 2014.
After the Judgment in favor of the company, as adjudicated in August 07, 2006, discussions began about the interpretation of the judgment, where there has already been a final decision in favor of the company, against which the Federal Union perpetrated the Motion to Set Aside Judgment No. 0024478-62.2014.4.03.0000, duly contested by the company, which is awaiting a decision. The amounts discussed are fully deposited.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the proceedings, the values should be paid upon the conversion of the judicial deposit into income of the Federal Government, affecting the income.

32 – Reference Form – 2017

4. Risk factors

Judicial Proceedings:	Annulment Proceedings No. 0021377-79.2016.4.03.6100, aimed at annulling the fine controlled in Administrative Proceeding No. 16327.720430/2012-41
a. court	Federal
b. jurisdiction	First Instance - Federal Court of São Paulo
c. date brought	04/13/2012
d. parties to the proceedings	Defendant: Ferrara Participações Ltda. Plaintiff: Federal Authority (Brazil’s Federal Revenue)
e. sums, goods or rights involved	R$ 2,064,486,892.64
f. principal facts

Administrative Procedure: Infraction of IRPJ and CSLL concerning the taxation of supposed capital gain from the sale of investment.
After the administrative phase, the Annulment Proceedings were filed, with a request for an injunction, granted in the Interlocutory Appeal, and, therefore, the collectability of the amounts is suspended.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	16327.720064/2012-20
a. court	Federal
b. jurisdiction	1st Federal Court of Osasco - SP
c. date brought	02/03/2012
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 1,501,732,785.80
f. principal facts

Administrative Procedure: This is the notification (Isolated fine of 50%) imposed on the values that were compensated from the credit of COFINS resulting from the success in AO 2006.61.00.003422-0 (enlargement of the basis of calculation - Law No. 9,718/98), whose qualification was accepted by the RFB in 2011, after the final decision of the lawsuit, but the compensation also made in 2011 was rejected.
Once the discussion in the administrative sphere is exhausted, the enforcement of the tax credit is suspended by the injunction obtained in MS No. 0005360-09.2015.4.03.6130, which awaits the delivery of a sentence.
At the same time, in AO proceedings No. 2006.61.00.003422-0, the company made a judicial claim of contempt to the final decision, in which it requested the suspension of the collection. Not having its request approved, it appealed to the 3rd Region Federal Regional Court (Interlocutory Appeal No. 0014403-27.2015.4.03.0000), which, after a decision unfavorable to the company, awaits a decision on the Amendment of Judgment it opposes.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting income statement for the fiscal year.

33 – Reference Form – 2017

4. Risk factors

Judicial Proceedings:	MS 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Bench
c. date brought	12/14/2006
d. parties to the proceedings	Defendant: Banco IBI S.A. - Banco Múltiplo (currently known as Banco Bradescard S.A.) Plaintiff: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	R$ 1,176,837,653.80
f. principal facts

Legal Proceedings, in which a plea was made since January 2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (production of sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount unduly collected as PIS (basis of calculation) and as COFINS (basis of calculation and levy) and the consequent credit rights, and authorize the compensation of the values in reference against the installments due of taxes and contributions managed by the Brazilian Federal Revenue Office.
The discussion is restricted to the triggering events until December 2014.
On March 2007 a partial injunction was obtained, moving away from only the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.
On November 2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review.
On January 2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover.
The company filed special and extraordinary appeals with the STJ and STF, which are awaiting an examination of admissibility and are suspended until the judgment of RE No. 656,089 (General Repercussion).
The amounts discussed are fully deposited.

g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated “possible”. Provision was made because we believe this is a legal obligation.
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be converted according to the judicial deposit and paid to the Federal Government, affecting their income.

Judicial Proceedings:	16327.720616/2014-61
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	10/27/2014
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 813,640,794.29
f. principal facts

Administrative Procedure – Infraction of IRPJ concerning the year of 2009 on the disallowance of depreciation expenses of rented property.
At the DRJ the objection was deemed partially valid, exonerating 52.5% of the fine, in line with the result of the due diligence, where the tax officer acknowledged a mistake in the release.
The Voluntary and ex-officio appeals await judgment by CARF.

g. chance of losing (probable, possible or remote)	R$ 427,080,052.92 - remote R$ 386,560,741.37 - possible R$ 813,640,794.29
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

34 – Reference Form – 2017

4. Risk factors

Administrative Procedure:	10970.720351/2011-88
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	11/30/2011
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Tempo Serviços Ltda.
e. sums, goods or rights involved	R$ 728,882,496.27
f. principal facts

Administrative Procedure: Fine of IRPJ and CSLL related to the disallowance of expense of the premium amortization paid in the acquisition of the investment.
In August 2014, there was the option for partial compliance with the tax benefit introduced by Law No. 11,941/09, extended by art. 2 of Law No. 12,996/14, only in relation to the values of CSLL at a difference of percentage from 9% to 15%. Waiting for approval.
At the CARF the judging panel maintained the assessment. The collectability of the amount involved is suspended by a Special Appeal to the CSRF, whose follow-up has already been accepted and awaits judgment.

g. chance of losing (probable, possible or remote)	R$ 270,852,735.62 - remote R$ 458,029,760.66 - possible R$ 728,882,496.27
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in the court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Tax enforcement proceedings:	0100563-94.0700.8.26.0090
a. court	Municipal
b. jurisdiction	Court of Municipal Tax Collections of the Capital/SP
c. date brought	05/02/2011
d. parties to the proceedings	Defendant: City Hall of the Municipality of São Paulo Plaintiff: Bradesco Leasing S.A. Arrendamento Mercantil
e. sums, goods or rights involved	R$ 832,261,395.00
f. principal facts

Tax Execution – Filed by the Municipality of São Paulo (SP) against Bradesco Leasing in June 2007, originating from acts of infringement issued against BCN Leasing, extinct by incorporation.
The company became aware of the Tax Collection in May 2011 and in June 2011, presented a motion for advanced dismissal of enforceability founded on nullities of the preceding administrative procedures, partial illegitimancy, expiry and limitation. The pre-execution exception was not met.
The enforcement of the values involved is suspended by the offer of Guarantee Insurance in the full amount of the charge and opposition of implementation embargoes that are awaiting trial.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

35 – Reference Form – 2017

4. Risk factors

Judicial Proceedings:	MS 0047693-88.2012.4.02.5101
a. court	Federal
b. jurisdiction	TRF 2nd Region – 3rd Bench
c. date brought	11/16/2012
d. parties to the proceedings	Defendant: Banco Bradesco BERJ S.A. Plaintiff: Special Representative of the Financial Institutions in RJ
e. sums, goods or rights involved	R$ 711,155,029.93
f. principal facts

The Legal Procedure, where there is a plea to calculate and collect the PIS and COFINS, from October 2012, on its effective billing, whose concept executed by private law and accepted by the STF is mentioned explicitly in article 2 of LC 70/91, referred to in articles 1 and 2 of Law No. 9,718/98, thus moving away from the requirement of these contributions on the entirety of the operating revenues, in particular financial revenues. The discussion is restricted to the triggering events until December 2014.
The value involved has the enforcement suspended due to the full judicial deposit involved, made with the decline of the appea that wasl initially granted.
The company made an appeal which awaits trial in the TRF 2nd Region.

g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated “possible”. Provision was made because we believe this is a legal obligation
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned should be paid upon the conversion of the realized judicial deposit into income of the Federal Government.

Judicial Proceedings:	NFL 1667/2013
a. court	State Court
b. jurisdiction	First Federal Public Treasury Court of the State of Bahia
c. date brought	01/13/2014
d. parties to the proceedings	Defendant: Banco Alvorada S.A. Plaintiff: City Hall of the Municipality of Salvador/BA
e. sums, goods or rights involved	R$ 822,681,972.13
f. principal facts

Once the discussion in the administrative sphere is exhausted (NFL 1667/2013), the writ of mandamus No. 0571168-65.2015.8.05.0001 was filed, aimed at canceling the tax assessment made by the City of Salvador, regarding the collection of ISS for the period of December 2008 to December 2012, supposedly due on the lease revenues of Banco Alvorada.
A preliminary injunction was granted, suspending the collectability of the tax credit. Currently, the proceedings are awaiting sentence.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

36 – Reference Form – 2017

4. Risk factors

Judicial Proceedings:	Annulment Proceedings No. 0003954-55.2012.4.03.6130
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Bench
c. date brought	12/10/2010
d. parties to the proceedings	Defendant: Banco Bradesco S.A. Plaintiff: Federal Authority (Brazil’s Federal Revenue)
e. sums, goods or rights involved	R$ 511,115,571.90
f. principal facts

Annulment Proceedings aimed at annulling the fine controlled in administrative proceeding No. 16327.001557/2010-03, related to social security contribution on private pension plans, considered by inspectors as remuneration amounts subject to the incidence of such contribution, and also on the values of transportation vouchers paid in cash.
Once the discussion in the administrative sphere is exhausted, with partial gain relative to the values released in duplicate, annulment proceedings were filed to question the part maintained, in which a partially favorable sentence was pronounced, recognizing as undue the release related to the inclusion of transportation voucher values paid in cash to employees in the calculation basis of social security contributions, in accordance with the case law of the Plenary of the Federal Supreme Court, with a judgment of this part. The company’s appeal is awaiting judgment at the 3rd Region Regional Federal Court.
The collectability of the tax credit is suspended by the surety bond presented in Tax Execution No. 0003924-49.2014.4.03.6130.

g. chance of losing (probable, possible or remote)	R$ 412,470,266.53 - probable - INSS pension plans R$ 69,478,869.84 - remote - INSS decreased pension plans R$ 29,166,435.53 - remote - INSS transportation vouchers R$ 511,115,571.90
h. analysis of impact if case is lost	If the lawsuit is lost, the amounts involved will have to be paid, and the portion not yet provisioned shall affect the income for the fiscal year.

Judicial Proceedings:	Administrative Procedure No. 16327.721663/2011-80
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	12/07/2011
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Nova Paiol Participações Ltda.
e. sums, goods or rights involved	R$ 542,125,036.89
f. principal facts

Infraction of IRPJ and CSLL concerning the taxation of supposed capital gain in the sale of investment.
The release was fully upheld when judging the objection made by the DRJ. At the CARF, the company’s appeal was partially granted, only to exclude interest on the fine.
Special Appeals from the company and the Federal Government were presented, and have been accepted and await the judgment of the Superior Chamber of Tax Appeals - CSRF, the values of which, therefore, have had their collectability suspended.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

37 – Reference Form – 2017

4. Risk factors

Judicial Proceedings:	Administrative Procedure No. 16327.720352/2011-01
a. court	Administrative
b. jurisdiction	Upper Chamber of Tax Appeals - CSRF
c. date brought	03/25/2011
d. parties to the proceedings	Defendant: Special Representative of the Financial Institutions in SP Plaintiff: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 519,128,169.04
f. principal facts

This is an ex-officio fine applied by the Federal Revenue Service of Brazil for its inspectors having understood that the company could not have offset tax losses resulting from deduction in 2006, authorized by court decisions, of expenses resulting from actual and definitive losses incurred in previous years when receiving or renegotiating debts.
With the Objection and subsequent appeal to the Administrative Council of Tax Appeals - CARF, there was a suspension of the automatic fine and interest in arrears related to the amounts protected by judicial measures and judicial deposits, and the suspension of the collectability of tax credit. The National Treasury filed a special appeal, against which the company presented its reply, as the case awaits judgment at the Superior Chamber of Tax Appeals - CSRF.

g. chance of losing (probable, possible or remote)	R$ 178,943,479.87 - remote R$ 340,184,689.17 - possible R$ 519,128,169.04
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in the court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	Administrative Procedure No. 16327.721507/2012-08
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	12/19/2012
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 554,302,815.97
f. principal facts

IRPJ and CSLL assessment, related to the deduction of exclusions of revenues from marking Securities at market value in 2007.
With the objection and subsequent appeal of the company to the Administrative Council of Tax Appeals - CARF, the collectability of the amount involved is suspended.

g. chance of losing (probable, possible or remote)	R$ 251,598,048.17 - remote R$ 302,704,767.80 - possible R$ 554,302,815.97
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	Administrative Procedure No. 10600.720016/2014-31
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	05/08/2014
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plaintiff: Tempo Serviços Ltda.
e. sums, goods or rights involved	R$ 534,539,281.98
f. principal facts

IRPJ and CSLL assessment for the calendar years 2010 and 2011, relating to the deduction of amortization expenses for the goodwill paid upon acquisition of the investment, compensation for losses and rate changes from 9% to 15%.
With the objection and subsequent appeal of the company to the Administrative Council of Tax Appeals - CARF, the collectability of the amount involved is suspended.

g. chance of losing (probable, possible or remote)	R$ 180,139,738.03 - remote R$ 354,399,543.95 - possible R$ 534,539,281.98
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

38 – Reference Form – 2017

4. Risk factors

Judicial Proceedings:	Class Action No. 107078720044036104
a. court	Federal
b. jurisdiction	TRF 3rd Region
c. date brought	06/20/2004
d. parties to the proceedings

Defendant: José Carlos Monteiro, Public Prosecutor’s Office
Plaintiff: Banco Losango S/A - Banco Múltiplo (former HSBC Investment Bank Brasil S.A. – Investment Bank), Kirton CTVM (former HSBC CTVM), Federal Government and members of the Board of Taxpayers

e. sums, goods or rights involved	R$ 1,340,289,360.48
f. principal facts

Proposed by a retired tax auditor in order to question CARF’s decision which, unanimously, canceled the tax assessment controlled in administrative proceeding No. 16327.002725/99-11. This was drawn up against the former HSBC CTVM, due to having carried out Swap transactions with related companies (the former HSBC Investment Bank), aiming to, as understood by the inspection, avoid the payment of Income Tax.
The class action lawsuit was dismissed in the first and second level court. The Extraordinary and Special appeals of the author/Public Prosecutor’s Office were denied any follow-up, whereas this proposal is awaiting judgment on the Amendment of Judgment opposed by the Public Prosecutor’s Office.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	In the remote chance of losing the lawsuit, the amount involved shall be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	Civil Lawsuit no. 0020218-02.2013.5.04.0020
a. court	20th Labor Court of Porto Alegre/RS
b. jurisdiction	First Instance
c. date brought	11/18/2013
d. parties to the proceedings	Defendant: Labor Public Ministry ("MPT") - 4th Region Plaintff: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 800,000,000.00
f. principal facts

The MPT imputed to Bradesco the practice of discriminatory dismissal of employees and of not habitually paying the respective remuneration when employees are promoted.
In the verdict, the Judge of 1st instance considered the allegations of the MPT as proven facts, condemning Bradesco, which had already presented an ordinary appeal against the verdict, and will present other pertinent appeals, when applicable.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If the lawsuit is lost, the amounts involved will have to be paid, affecting the income statement for the fiscal year.

In 2016, the total value of provisioned processes described in this item was R$2,301,398 thousand.

Below, we highlight the lawsuit that is no longer considered in this item, compared to the 2016 Reference Form (base date December 31, 2015), and the reason for its exclusion:

•         MS 2000.51.01.006622-4 – Injunction filed by Bradesco Saúde S.A. with the goal of questioning the existence of a legal-tax relationship that requires the collection of Social Security Contribution on payments made to doctors/dentists.

Date of establishment – October 01, 2008.

The lawsuit was judged in May 2016, when a survey of the deposits was requested for judgment in the lower court, and on July 2016, the judicial deposits were transferred to the Bradesco Saúde account, to the amount of R$1,081,528,148.19.

4.4 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings whose appellees are administrators, former administrators, controllers, former controllers or investors

We do not have any proceedings under the conditions mentioned in item 4.4.

39 – Reference Form – 2017

4. Risk factors

4.5 - Confidential relevant proceedings

We do not have any proceedings under the conditions mentioned in item 4.5.

4.6 - Non-confidential and relevant joint litigation, arbitration or adjudicatory proceedings, recurring or ancillary

Labor claims

These are claims brought across by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Brazilian Labor Laws (CLT). In any proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For any proceedings with similar characteristics and that are not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and is paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information regarding debtors in the credit restriction registry and the replacement of inflation adjustments, which are excluded as a result of the government’s economic plans. These lawsuits are individually controlled using a computer-based system and are provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, any similarity with previous lawsuits, the complexity and the positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on the Organization’s financial income.

It is worth mentioning that the significant number of legal claims, which are pleading alleged differences in adjustment for inflation on savings account balances, is due to the implementation of economic plans that were part of the government’s economic policy to reduce inflation in the 80s and 90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims in which Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding the disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision regarding the right under litigation.

Tax and social security contributions

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and of their legal counsel. The processing of these legal obligations, and the provisions for cases for which the risk of loss is deemed as probable, is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

In 2016, the total provisioned value for the proceedings described in this item was:

•         Labor proceedings: R$5,101,732 thousand;

•         Civil proceedings: R$5,003,440 thousand; and

•         Tax and pension obligations: R$8,187,237 thousand.

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4. Risk factors

4.7 - Other relevant contingencies

There are no other relevant contingencies that have not been covered in the previous items.

4.8 - Rules of the country of origin and the country where the securities are guarded

Not applicable due to fact that Bradesco is not categorized as a foreign issuer.

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4. Risk factors

5. Risk management and internal controls

5.1. Risk management policy

In relation to the risks indicated in item 4.1, report the following:

a)     if the issuer has a formal policy of risk management, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons for which the issuer did not adopt a policy

The Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all of the activities of the Prudential Consolidation.

The policies, standards and procedures shall ensure that the Organization maintains a control framework that is compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed, at least annually, by the Board of Directors and made available to all of the employees and companies that are associated through the corporate intranet.

Policies / Corporate Standards	Risk factors related to (item 4.1):	Approving agent	Date of approval
Credit Risk Management	a) issuer f) clients g) sectors of the economy	Board of Directors	December 26, 2016
Market and Liquidity Risk Management	a) issuer b) controller c) shareholder g) sectors of the economy	Board of Directors	December 26, 2016
Operational Risk Management	a) issuer	Board of Directors	December 26, 2016
Underwriting Risk Management of Grupo Bradesco Seguros	a) issuer d) subsidiaries	Board of Directors	December 26, 2016
Business Continuity Management	d) subsidiaries	Board of Directors	December 26, 2016
Procurement and Management of Outsourced Services	e) suppliers	Board of Directors	December 26, 2016
Corporate Sustainability	j) socio-environmental issues	Board of Directors	November 07, 2016
Strategic Risk Management	h) regulation of sectors	Board of Directors	December 26, 2016
Information security	a) issuer	Board of Directors	March 23, 2015
Purchases of the Organization	e) suppliers	Board of Directors	August 03, 2015

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5. Risk management and internal controls

b)    the objectives and strategies of the risk management policy, if applicable, including:

               i.        the risks against which one seeks protection:

In relation to the risks indicated in item 4.1, the objectives and strategies of the management policy are aimed at ensuring compliance with the Organization's risk appetite. The risk appetite refers to the types and levels of risks that the Organization, broadly, proposes to admit in running its business and achieving its objectives and is reflected in the philosophy of corporate risk management and of capital, which in turn influences the Organization’s culture and mode of operation.

This appetite is influenced by several factors, among which are the corporate strategy, the targets of solvency, the indexes of liquidity, the control of concentration of portfolios and the definition of the types of risks that are not accepted in running the business.

Within the Organization, the risk appetite is defined and formalized by the Board of Directors, which is subsidized by the Integrated Risk Management and Capital Allocation Committee (COGIRAC), which is controlled by various limits of risks. The risk appetite is aligned to the strategy of the Organization, demonstrating the engagement of the governance structure in its definition and monitoring. The process of monitoring risks is corporate, which is considered from the budgeting process of the Organization.

              ii.        the instruments used for protection:

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of Bradesco’s complex financial products and activity profile, and is composed of the following stages:

ì	Identification	■	Consists in identifying the risks that are inherent to the activities of the Organization, contemplating the evaluation and classification of business, products and services related to risks.
ê
	Measurement	■

Consists in quantifying losses (expected and unexpected) by means of internationally known methodologies, either under normal market conditions, or in situations of stress. For such, technical tools compatible with the complexity of existing operations, products and services are used.

ê
	Mitigation	■

Represents the measures taken by the Organization to reduce risks by adopting actions that minimize the impact in the case of any occurrence of adverse events. It includes, for example, the activities of internal controls, the use of secured guarantees, fiduciary guarantees, hedges, insurance and risk transfer, among others.

ê
	Monitoring	■

The Organization has several activities to guarantee the appropriate behavior of risks, respecting the defined policies and limits. It also covers the verification of the effectiveness of the internal controls and the correct design of the processes and their updates.

ê
ë	Report	■

It includes all of the actions that are focused on promptly disseminating information on risks and controls, permeating all spheres of the Organization, market and regular national and international bodies.

The Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines for activities expressed by Senior Management in line with the standards of integrity and the ethical values of the institution and cover all of the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations that are issued by the supervisory agencies, reviewed at least annually by the Board of Directors and made available to every employee and company that is associated through the corporate intranet.

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            iii.        the organizational structure of risk management:

The structure of our risk and capital management function consists of committees, which are responsible for assisting our Board of Directors, the Presidency and the Board of Executive Officers in making strategic decisions.

The Organization has a committee, called “Integrated Risk Management and Capital Allocation Committee”, which is responsible for advising the Board of Directors on the performance of its roles in the management and its control over risks and capital.

The committee is assisted by the Capital Management Executive Committee, and the executive committees for risk management of: a) Credit; b) Market and Liquidity; c) Operational and Socio-environmental; d) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. There are also the Products and Services Executive Committee, and Executive Committees for our business units, whose tasks include suggesting limits for any exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and to the Board of Directors.

Highlighted in this structure is the Integrated Risk Control Department (DCIR), whose mission is to promote and facilitate the control of risks and the allocation of capital, through robust practices and through the certification of existence, of execution and of effectiveness of controls to ensure acceptable levels of risks in the processes of the Organization, in an independent, consistent, transparent and integrated manner. This Department is also responsible for meeting the requirements of the Central Bank related to risk management activities.

Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the Company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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Board of Directors	Approves and reviews the risk management strategies, policies and structures of risk and capital management, including appetite and exposure limits according to the types of risks.
Risk and Capital Allocation Integrated Management Committee
  Validates and submits the appetite and exposure limits according to the types of risks for approval by the Board of Directors;
  Validates and submits to the Board of Directors any policies for risk and capital management;
  Ensures compliance with the Organization's risk management policies;
  Monitors the risk profile, performance, need for capital and sufficiency, exposures versus limits and control of the risks.

Audit Committee
  Reviews the integrity of the financial statements;
  Makes recommendations to the Board of Executive Officers for correcting or improving policies, practices and procedures identified within the ambit of their attributions.

Internal Controls and Compliance Committee
  Evaluates the effectiveness and compliance of the Organization's Internal Controls System;
  Evaluates whether recommendations for improvements of Internal Controls have been duly implemented by Managers;
  Validates the high and maximum moderate residual risks and their respective action plans;
  Ensures that procedures comply with the applicable rules, regulations and legislation;
  Follows policies, procedures, responsibilities and definitions referring to operating risk corporate management structure;
  Submits Half-yearly Reports of Internal Controls Compliance for the Organization's companies to the Board of Directors;
  Analyses reports issued by Regulating Bodies and External and Internal Auditors regarding failures in internal controls, as well as respective measures that are taken by the involved areas.

General Inspectorate Department
  Certifies the risk management process of the business;
  Ensures compliance with the policies, norms, standards, procedures and internal and external regulations;

•         Recommends improvements in the internal control environment.

Disclosure Executive Committee
  Supports Senior Management to appraise the disclosure of significant transactions and information relating to the Organization;
  Examines reports in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

Executive Committees Market and Liquidity Risk Credit Risk Operational and Socio-environmental Risks Risks of Grupo Bradesco Seguros and of BSP Empreendimentos Imobiliários
  Ensures compliance with the risk management policies;

  Ensures the efficacy of risk management processes;

  Approves definitions, criteria and procedures to be adopted, as well as methodologies, models and tools that focus on the management and measurement of risk;

  Monitors and evaluates information on the level of exposure to risk, consolidated and by office;

  Follows the behavior and evolution of the market, as well as evaluating the impacts and risks.

Capital Management Executive Committee
  Approves methodologies, definitions, criteria and tools focused on the capital management process;
  Assesses and submits for validation the policy, structure, roles and responsibilities, risk appetite, capital plans and assessment of the adequacy of the capital by the Integrated Risk Management and Capital Allocation Committee.

Products and Services Executive Committee	Evaluates whether every risk has been identified and whether it is acceptable, deliberating on the creation, modification, suspension or discontinuity of products and services.
Executive Committee for Collection and Loan Recovery
  Deliberates on proposals of renegotiation of matured debts or with the potential risk of loss;
  Approves standards, procedures, measures and guidelines of corporate character, related to the subject of Collection and Recovery of Loans;
  Defines limits of authority for approval in the renegotiation of debts.

Executive Committee for Credit	Takes collective decisions on the consultation of limits or operations involving credit risk, proposed by Offices and Companies of the Organization.

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c)     adequacy of the operational structure and internal controls for the verification of the effectiveness of the policy adopted

The Organization has an Internal Controls and Compliance Committee to advise the Board of Directors on the fulfillment of its duties, related to the adoption of strategies, policies and measures for the dissemination of its culture of internal controls, risk mitigation and compliance with the regulations applicable to the Organization.

In addition to the information provided in the items mentioned above, the Organization publishes the Risk Management Report – Pillar 3 quarterly, which can be consulted on http://www.bradescori.com.br, via the link "Reports and Spreadsheets".

In order to ensure greater effectiveness to the Integrity Program, it is continually assessed and improved to promote alignment between governance and controls to domestic and international anti-corruption best practices. The corruption risk mapping and its reassessment was concluded in 2016 in all units, including those overseas. Face-to-face anti-corruption training was provided for senior management, employees in the areas with higher exposure to risk and for third parties. E-learning training courses are provided for the remaining employees. With respect to ethical conduct, a series of training videos was made available, including a 7-part series on choices, the video clip Melhor Lugar (Best Place); and the training video Liberdade e Respeito (Freedom and Respect). In 2017, the Organization´s Code of Ethical Conduct was republished, whose content provides for easier reading and researching and is a driver for senior managers and employees´ personal and professional conduct.

During 2016 there were no indications of non-compliance with the Corporate Anti-Corruption Policy and Standard. All reports of ethical breaches were investigated and the appropriate disciplinary measure applied in each case.

5.2 - Market risk management policy

a)     if the issuer has a formal market risk management policy, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons why the issuer did not adopt a policy

The Organization obtains the Market and Liquidity Risk Management Policy, approved by the Board of Directors, and the latest review was made on December 26, 2016.

b)    the objectives and strategies of the risk management policy, if applicable, include

i.      market risks for which protection is sought

The Treasury Department (Treasury) is the only unit of the Organization that has a mandate to take risks in the Trading Portfolio. In addition, the Treasury is responsible for the decision to mitigate the risks of the trading portfolio of the Conglomerate, which includes the volatility risks, currency risk, liquidity risk, stock prices and commodity risks and interest rate risk.

All of the Organization’s market risk exposures are admitted up to the limits established by the Board of Directors, which are reviewed at least annually, and that such limits are monitored independently in time.

ii.    asset protection strategy (hedge)

The hedge operations performed by the Bradesco Treasury must, compulsorily, cancel or mitigate the risks of the mismatching of amounts, deadlines, currencies or indexers of the positions of the Treasury books, respecting the risk and exposure limits approved by the Board of Directors, being used for this purpose, the assets and derivatives authorized for trading in each of his books, aiming to:

•         Control and frame operations, respecting the limits for exposure and current risks;

•         Change, modify, or reverse positions due to market changes and operational strategies; and

•         Reduce or mitigate exposures to dead markets, operations in stress conditions or low liquidity.

In the implementation of its objective, the Treasury uses the instruments available on the market with the same indexer or those that are co-related to the original risk. As there are often no instruments available that have characteristics identical to the original assets, or due to the concentration of liquidity on certain maturities, the Treasury may mitigate the market risk using calculations like co-relation, duration or DV01.

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5. Risk management and internal controls

In order to hedge the equity abroad, we adopted the hedge multiplier (1.9x), due to the existing fiscal rates. For the other hedges, the strategies are discussed and approved in the Executive Treasury Committee for the Management of Assets and Liabilities.

iii.   instruments used for asset protection (hedge)

Due to the characteristics of its businesses and of its international activities, the Organization uses various financial instruments to hedge, which include transactions with securities issued by Governments and private companies, as well as stock exchange or counter derivatives.

The Bradesco Treasury can use standardized derivatives (Exchange-traded) and those of continuous use (OTC-traded) with the purpose of achieving results and also with the purpose of the construction of hedges. Derivatives of continuous use are those that are usual for the OTC-traded market, such as vanilla swaps (interest rates, currencies, CDS, among others), term operations (currencies, for example), vanilla options (currency, Bovespa index), among others. As for non-standard derivatives that are not classified as continuous use or the structured operations, their use is subject to the authorization by the competent Committee.

iv.   parameters used for the management of these risks

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The proposals for risk limits are validated in specific business Committees, supported by the Committee of Integrated Risk Management and Capital Allocation, and submitted for approval by the Board of Directors, according to the characteristics of the operations, which are segregated into the Trading and Banking portfolios.

The Integrated Risk Control Department, regardless of the business management, monitors compliance with the limits established and provides daily management reports for the controlling of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

The reports are complemented with a system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits, and thus, the higher the risk limit consumption, the more members of the Senior Management will receive the reports.

For the Trading Portfolio, the following limits are monitored:

•       VaR;

•       Stress;

•       Results; and

•       Financial Exposure/Concentration.

For the Banking Portfolio, the following limits are monitored:

•       Interest Rate Risks.

In addition to the limits mentioned above, there are specific limits for each operator of the Treasury Department.

v.     if the issuer operates financial instruments with diverse goals of asset protection (hedge) and what these goals are

In the proposal of a financial institution, the Organization meets the demands of clients by offering swap operations, forward among others, as well as proprietary trading of treasury, respecting the limits of exposure to market risk established by the Board of Directors.

vi.   organizational structure of market risk management control

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments. This ensures an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process enabled the Organization to become the first financial institution, and the only one in the country, to be authorized by the Central Bank to use, from January 2013, their internal market risk models for the calculation of regulatory capital requirements. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

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5. Risk management and internal controls

The Integrated Risk Control Department (DCIR), whose mission it is to promote and facilitate the control of risks and capital allocation of the Organization's activities, independently, consistently, and in a transparent and integrated manner, is responsible for:

  Proposing methodologies for the measurement of risks;
  Identifying, calculating, and reporting risks;
  Controlling risks calculated vis a vis limits;
  Calculating Capital allocation; and
  Proposing the establishment and review of policies, rules and procedures pertaining to the management of market risks and liquidity.

Macro process of market risk management

Shareholders' Meeting
Fiscal Council
Board of Directors
Presidency
Board of Executive Officers
Integrated Risk and Capital Allocation Committee
Internal Controls and Compliance Committee
Audit Committee
General Inspectorate
Risk monitoring committee
Market and Liquidity Risk Management Executive Committee
Basel Executive Committee
Executive Committee for Risk Management Of Grupo Bradesco Seguros and BSP Empreend. Imob.
Treasury for Asset and Liability Management Executive Committee
Treasury Executive Committee
Products and Services Executive Committee
Investments Executive Committee
Disclosure Executive Committee
Mark to market commission
• Proposes models for mark to market commission.
Liquidity Risk Commission
• Proposes and refers to systemic and specific stress scenarios
Products and Services Department Commission
• Analyze and issue an opinion on the proposals of creation/change of products
Back Offices
• Accounts for operations;
• Controls portfolios;
• Marks to market;
• Provides the tools/reports on liquidity control on a daily basis;
• Updates the liquidity reports along the day;
• Prepares reports on past changes and also on future situations;
• Checks the compliance with the minimum liquidity level on a daily basis;
• Provides weekly reports to the Board of Executive Officers.
DPOC (1)
• Prepares budgets;
• Follows the budget x actual performance ratios;
• Performs Capital management;
• Supplies management positions;
• Marks to market;
• Performs accounting reconciliation of treasury products;
• Prepares reports of maturities and currencies from the book value;
• Provides weekly reports to the Board of Executive Officer.
DEPEC (6)
• Prepares alternative scenarios and of stress.
DCIR (2) Market Risk and Liquidity
• Proposes the establishment and review of policies, rules and procedures relating to market and liquidity risk management (market and cash flow);
• Detects, calculates and reports risks;
• Controls risks calculated in relation to established limits;
• Verifies the need for capital;
• Models risk;
• Proposes methods for measuring risks;
• Controls indicators of internal and external liquidity;
• Captures, stores and provides market information and pricing of options.
Periodical Reports
DGC (3)
• Performs independent validation of internal risk management models;
• Aims at compliance with anti-money laundering and counter-terrorism financing legislation;
• Guarantees and registers.
Business units/Branches
• Identifies the customers' needs and develops new products;
• Proposes limits depending on approved budget;
• Manages risk exposure in line with policies and limits.
DCG (4)
• Establishes the accounting guidelines, prepares and consolidates the economic-financial information;
• Calculates de capital (Reference Equity);
• Provides monthly information for risk management.
External Audit
• Certifies (integrity testing) the database, account reconciliation etc.;
• Issues opinions.
Central Bank
DRM (5)
• Submits reports to the Disclosure Committee for appreciation;
• Discloses reports to the market.
DOM (7)
• Provides solutions for improvement in structures, management and processes;
• Tracks and monitors the strategic risk management project.

(1)           DPOC – Department of Planning, Budgeting and Control;

(2)           DCIR – Integrated Risk Control Department;

(3)           DGC – Department of Guarantees and Registers;

(4)           DCG – General Accounting Department;

(5)           DRM – Market Relations Department;

(6)           DEPEC – Department of Research and Economic Studies; and

(7)           DOM – Department of Organization and Methods.

Market risk is accompanied by the meetings between the Executive Committees of  Treasury for Asset and Liability Management and Market Risk and Liquidity Management. In addition, the monitoring is also done by the Committee of Integrated Risk Management and Capital Allocation, which is still responsible for extraordinary meetings for the analysis of positions and situations where the risk exposure limits are exceeded, leading to Board of Directors measures and strategies adopted for validation when needed.

The responsibilities of the Committee of Integrated Risk Management and Capital Allocation are:

  to ensure compliance with risk management policies of the Organization;
  to ensure the effectiveness of the risk management process;

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  to adopt exposure limits for types of risks, in accordance with the risk appetite approved by the Board of Directors;
  to validate and submit to the approval of the Board of Directors:
i.	the policies inherent to the management of the risks and capital;
ii.	the proposals of appetite and exposure limits per type of risks; and
iii.	the results of the reviews that are conducted on policies and structures for the management of risks and capital, abiding by, at least, the periodicity established in the regulations;
  to report risk control reports, the assessment of the need of capital and capital adequacy, the relevant amendments in relation to the adopted strategies and the status of the business continuity plans to the Board of Directors;
  to take note of the work carried out by internal and external audits that pertain to risk management and results concerning independent validation of models;
  to position the Board of Directors on a regular basis on the activities of the Committee;
  to review and propose to the Board of Directors the update of the Regiments of the Risk Management Executive Committees, when necessary; and
  to provide the Board of Directors with a comprehensive and integrated vision of the risks and impacts of capital.

The Executive Committee of Market Risk and Liquidity Management has the following responsibilities:

  to ensure of the compliance with the Market Risk and Liquidity Management Policy of the Organization;
  to ensure of the effectiveness of the market risk and liquidity management process in the framework of the Organization;
  with regards to market risk and liquidity management, to approve and revise:
i.	definitions, criteria and tools; and
ii.	the measures to be adopted, including methodologies, modeling, mathematical statistics and econometrics;
  to valuate and submit for the validation by the Committee of Integrated Risk Management and Capital Allocation of the Organization, the policy, structure, roles, procedures and responsibilities of dependencies involved in the process of management of market risks and liquidity, as well as the revisions that are performed at least annually;
  to validate the behavior of the results, the back testing of models and any other materials deemed pertinent;
  to create conditions for the conduction of the review carried out by the area of independent validation of models of the Department of Guarantees and Registers (DGC) and the internal and independent audits; and
  to delegate responsibilities to technical committees that are involved in the liquidity and market risk management process.

The responsibilities of the Executive Committee of Treasury are:

o   Trading Portfolio:

▪

to evaluate and endorse the national and international strategies of operation of the local treasury, of New York, London and other international extensions of the conglomerate for the optimization of the results, based on the analysis of the political-economic scenarios, at national and international levels;

▪	to validate the proposed tolerance limits for exposure to risks by Treasury, to be submitted for approval by the Committee of Integrated Risk Management and Capital Allocation (COGIRAC);

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▪	to conduct special meetings for the analysis of positions and situations, where the tolerance limits for exposure to risks are exceeded;
▪	to deliberate on new specific treasury products traded within the financial market, stress scenarios and limits of exposure and/or risk of competence of the Committee; and
▪	to monitor the results, strategies, behaviors and risks of the positions established by the Treasury Department.

o   Tables of Clients and of Treasury Products:

▪	to monitor and countersign:
-

the results and volumes of products under the management of the Treasury negotiated with clients, namely: derivatives, COEs (Certificate of Structured Operations) and public and private securities trading;

	-	the results and asset volumes that are negotiated by the Treasury with clients, spread trading activity of Bradesco’s assets; and
	-	the net volumes of funding with Corporate and Institutional clients, whose negotiations are made by the Treasury.

o   The departments listed below shall be responsible for the exposure of subjects so specified:

▪	DEPEC – Department of Research and Economic Studies:
	-	political-economic scenario.
▪	Treasury Department:
	-	positions of trading portfolios;
	-	proposals of new products; and
	-	positions of operations with clients.
▪	DCIR – Integrated Risk Control Department:
	-	risk positions versus the limits in force;
	-	the proposed scenarios for both normal and situations of stress; and
	-	capital allocation in internal and standard models.

Finally, the responsibilities of the Executive Committee of Treasury and Management of Assets and Liabilities are:

o   Asset and Liability Management – ALM:

▪	to assess strategies:
	-	of expertise in the management of assets and liabilities, within the limits established based on the analysis of the political-economic scenarios, at national and international levels; and
	-	of expertise in the hedge management of foreign heritage;
▪	to monitor and countersign the pricing strategies of active, passive and derivative operations with clients of the Organization;
▪	to define internal Funds Transfer Price (FTP) of liabilities and assets in local and foreign currency;
▪	to validate proposals to be submitted for approval by the COGIRAC:
	-	liquidity rule; and
	-	limit of tolerance to risk exposure;
▪	to monitor and countersign:
	-	the results, strategies, behaviors and risks of the mismatches and indexers maintained by the Organization managed by the Treasury Department; and

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	-	the management of liquidity in reais and in the foreign currency of the Organization, including liquidity reserves, managed by the Treasury Department; and
▪	to approve:
	-	the minimum reserve of liquidity for a scenario of one (1) month of stress;
	-	adverse and stress scenarios for the risk of the Non-trading Portfolio; and
	-	the limits of exposure and/or risk of competence of the Committee.

o   The Departments listed below shall be responsible for the exposure of subjects so specified:

▪	DEPEC – Department of Research and Economic Studies:
	-	political-economic scenario.
▪	Treasury Department:
	-	management strategies for the mismatch of assets and liabilities generated by the business of the Bank in Brazil and abroad, and the hedge of foreign heritage; and
	-	the presentation of the cash and liquidity management in the Financial Conglomerate (National, Units Abroad and Brokers).
▪	DCIR – Integrated Risk Control Department:
	-	risk positions versus the limits in force;
	-	the proposed scenarios for both normality and situations of stress, for assessing the risk of the Non-Trading Portfolio; and
	-	proposal for minimum liquidity reserve and liquidity indicators for the various activities of the Financial Conglomerate.

c)     adequacy of the operational structure and the internal controls for verifying the effectiveness of the policy adopted

In the Organization, the DCIR – Integrated Risk Control Department, which is also responsible for the measurement and control of business risks, has an area dedicated to activities that focus on internal controls, while the DGC – Department of Guarantees and Registry – has an area dedicated to the independent validation of models, which carries out the measurement of adequacy and the adherence of models used in risk management. In addition, all departments and enterprises of the Organization have people responsible for establishing, evaluating and executing controls, and for the performance of the applicable adherence tests.

There is, also, the General Inspectorate Department, which is responsible for the Organization's internal audit.

5.3 - Description of the Internal Controls

In relation to internal controls used to ensure that reliable financial statements are prepared, the Officers should comment on:

a)     the main practices of the Internal Controls, level of efficiency of such controls, indicating any imperfections and measures adopted to correct them

The effectiveness of the Internal Controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology that is compatible with the business needs.

The Methodology of the Internal Controls is aligned with the document issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), version 2013, called Internal Control – Integrated Framework, with the guidelines established by the Information Systems Audit and Control Association (ISACA) by means of the Control Objectives for Information and Related Technology (COBIT 5), and with the procedures described by the Public Company Accounting Oversight Board (PCAOB) for the analysis of the Entity Level Controls (ELC). The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization are certified by the area that is responsible for the execution of tests of adherence of the controls, and the results are reported to the Audit Committee and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the purpose of providing security for the proper running of the business and to reach the objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to applicable codes of conduct and self-regulation codes.

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On the basis of the above, the Management has evaluated the effectiveness of internal controls related to the consolidated financial statements ended on December 31, 2016, and concluded, with a reasonable degree of certainty, that the Internal Controls are effective and efficient to guarantee the integrity of information, whereby no significant deficiencies or material weaknesses were identified.

b)    the organizational structures involved

The structure of the Internal Controls, defined by the Organization, combines the observance of the applicable regulatory requirements with the adoption of the best practices of Corporate Governance, to ensure the necessary focus and the effective management of the Internal Controls.

The responsibilities are presented as follows:

•           Board of Directors: Main responsibilities: Establish the strategy of the Organization according to the best practices of Corporate Governance; review business plans and policies, protecting and maximizing the return on investment of shareholders; and to supervise the activities of the Board of Executive Officers, ensuring respect for ethical principles.

•           Committees: Advise the Board of Directors or the CEO on issues that require specific knowledge and/or the establishment of collective decision-making. We highlight those related to Internal Controls and that support the Board of Directors.

o   Audit Committee: Advise the Board of Directors in their duties that relate to monitoring accounting practices on preparing financial statements for the Company and its subsidiaries, as well as designating independent auditors and evaluating their effectiveness.

o   Internal Controls and Compliance Committee: Advise the Board of Directors in the fulfillment of its duties related to the adoption of strategies, policies and measures for the dissemination of its culture of the Internal Controls, risk mitigation and compliance with the regulations applicable to the Organization.

o   Integrated Risk Management and Capital Allocation Committee: Advise the Board of Directors in the performance of its duties, in the management and control of risks and capital in the sense of the consolidated economic financial entity.

o   Ethics Committee: Propose actions to ensure the enforcement of the Organization’s Corporate and Sector Codes of Ethics, and of the rules of conduct related to issues of anticorruption and competition, so that they remain effective.

•           Executive Presidency: Establish policies and guidelines that will lead to the deployment and maintenance of an adequate and effective System of Internal Controls and Compliance.

•           Board of Executive Officers: Implement the necessary actions to achieve the guidelines imposed by the Executive Presidency, defining the responsibilities, authorities and subordinations, providing input that leads to the maintenance of controls to mitigate the operational risks that are incurred by the Organization, promoting high standards of integrity and ethics and the dissemination of a culture that emphasizes and demonstrates the importance of the Internal Controls to all employees and collaborators.

•           Owners of the Rights to the Offices: Responsible for activities and for the existence and effectiveness of the Internal Controls of their Office, as well as the identification, classification, measurement and monitoring of controls and operational risks. For this purpose, create and maintain appropriate structures for the demands and other conditions necessary to safeguard compliance with laws, regulations, standards and procedures.

•           Managers in the Offices: Define and document the flows of processes, identifying and assessing the events of risks, defining the proper response for the risks. Acting on risks, identifying gaps, preparing and following up on the implementation of Action Plans to correct anomalies or to improve existing controls.

Ensure that the laws, regulations, policies, rules and procedures, as well as the codes of conduct and self-regulation, which are necessary for the completion of the activities, are accessible and are complied with by all those involved.

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5. Risk management and internal controls

Define, implement and ensure the effectiveness of the controls, communicating promptly to the Integrated Risk Control Department (DCIR) any creation or alteration in the flow of the processes and/or in the controls exercised, as well as in the identification of new risks.

•           Integrated Risk Control Department: Independently certify the existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization.

Respond for the consolidation of the results of the adherence tests applied in the scope of the financial conglomerate and by drafting the Compliance Report of the Internal Controls. The Agent of Internal Controls should have access and should report directly to the Departmental Board or to the Board of Executive Officers if the case so requires, and its role must be exercised without any restriction of access to systems, data, information, documents and areas and, above all, without any connection with existing commercial, operational or administrative activities in its area of operation.

Promote and facilitate the control of risks and the allocation of capital for the activities of the Organization, independently, consistently, transparently and in an integrated manner. This Office is also responsible for meeting the requirements of the Regulating Agencies that relate to risk management activities.

•           General Inspectorate Department (Internal Audit): Assess, in an independent and objective manner, the processes of the Organization, Business Vision and Information Technology, contributing to the mitigation of risks, suitability and effectiveness of the Internal Controls and compliance with the Policies, Norms, Standards, Procedures and Internal and External Regulations.

c)     if and how the effectiveness of internal controls is supervised by the administration of the issuing authority, indicating the position of the people responsible for this monitoring

Risk management permeates the entire Organization and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units. The control and capital management units, in turn, support the administration by means of monitoring processes and the analysis of risk and capital.

The Internal Controls are part of the responsibility of all of the Organization’s employees. When service providers (employees) perform controls on behalf of the Organization, the contracting parties of the Offices are liable for these controls.

The operation of the Organization, related to the Internal Controls, is performed by means of three lines of defense where everyone contributes to provide reasonable assurance that the objectives specified are achieved:

•         The first line of defense – the whole structure of customer service and clients, Departments and Affiliated Companies – responsible for managing the risks from day to day and for implementing any corrective actions in order to maintain the effectiveness of the controls.

•         The second line of defense – Offices with supporting activities – responsible for establishing functions of compliance and the risk management to support the development and/or monitoring of the controls in the first line of defense.

•         The third line of defense – the General Inspectorate Department (Internal Audit) – responsible for evaluating and reporting the effectiveness of governance, risk management and Internal Controls, including how the first and second lines of defense achieve their targets.

d)     deficiencies and recommendations on internal controls included in the detailed report of the independent auditor, prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM-issued regulation that provisions on the registry and exercise of the independent audit activity

According to domestic and international auditing standards, our independent auditors assessed the internal controls with the purpose of determining the time, extension and nature of their auditing standards applicable to financial statements, and specific comments on internal controls may arise from procedures used by independent auditors and, therefore, do not constitute an assessment of the Organization´s internal controls.

Based on the works carried out by the independent auditor on the adequacy of the Organization’s financial statements, to the best of our knowledge, there are no material deficiencies related to internal controls or serious non-compliance of laws or regulations.

e)   comments of the Officers on the weaknesses found in the detailed report prepared by the independent auditor and on the corrective measures adopted

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5. Risk management and internal controls

Based on the detailed report and on the works carried out by the Organization’s Internal Controls Area, in our opinion, there are no material deficiencies and recommendations on the internal control environment are monitored with the purpose of correction.

5.4 - Significant changes

Regarding the last fiscal year, there were no significant changes in the main risks to which the Organization is exposed. Also, the policies/standards of risk management did not suffer any relevant changes in the period.

5.5 - Other relevant information

Bradesco reports, on the second and fourth weeks of each month, the interest rate risk of the Banking Portfolio, which includes every company in the Prudential Conglomerate, to the Senior Management, the Board of Directors and the Central Bank.

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5. Risk management and internal controls

6. Issuer's history

6.1 / 6.2 / 6.4 - Establishment of the issuer, term of duration and date of registration at the CVM

Establishment of the issuer, term of duration and date of registration at the CVM
Issuer Incorporation Date	January 05, 1943
Issuer Incorporation Method	Joint-stock company, established as a Commercial Bank.
Country of Incorporation	Brazil
Term	Indefinite Term
CVM Registration Date	July 20, 1977

6.3 - Brief History

Bradesco was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 60s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 70s, winning Brazilian urban and rural markets.

In 1988, as provided for by the Central Bank, the reorganization of the Company took place in the form of a Multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. - Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on January 13, 1989.

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, an occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking, financial products and services in Brazil and abroad, for individuals and corporate entities (small, medium and large corporations). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse customer base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Macroeconomic and Sectorial Policies

The macroeconomic context, sectorial policies and the regulatory framework have significant impact on Bradesco’s operations. The performance of the economic activity, monetary policies decisions regarding the basic interest rate and mandatory deposits, inflation level, evolution of the foreign exchange rate, among other variables, impact on the speed of credit expansion, level of delinquency rates and the result of financial intermediation, to name a few. In recent years, the GDP growth slowdown contributed to a more modest expansion of credit, while the increase in the prime rate raised the raising costs in the activity of banking intermediation. In 2016, the Brazilian economy displayed a new cyclic contraction of the GDP and increase of unemployment – leading to a decline in the demand for credit. However, the macroeconomic adjustments proposed by the new government contributed to raising the trust of families and businessmen, boosting stabilization and the subsequent growth of the economy in 2017, which will also be favored by the drop in basic interest rates. From the point of view of policies, which could be regarded as sectorial or microeconomic, the government has proposals to improve the efficiency of the Financial System (Agenda BC+), which should not only positively contribute to the better functioning of the System, but also to a more sustainable growth of the credit market in the future. Furthermore, the current macro and microeconomic reforms should create the necessary conditions for the sustainable recovery of the economy in the coming years. The banking sector is subject to wide regulation, thus suffering the influence of changes in the regulatory framework. Some examples that may be mentioned in the recent records are: macro-prudential

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6. Issuer's history

measures that change the capital requirements for the financing of vehicles; changes regarding IOF in the concession of credit and foreign funding; alteration of the rule of compensation for savings deposits; interest rates and maximum maturity of consigned credit; rules on the sharing of credit card transaction systems; changes on reserve requirements and compensation of mandatory deposits. The most important example might be the implementation of the Basel III rules, which changes a wide set of rules regarding capital requirements, risk control, liquidity requirements, among others. In this context, Bradesco has been meeting such requirements and shall remain prepared to comply with these possible changes in the regulatory environment.

6.5 - Bankruptcy information founded on relevant value or judicial or extrajudicial recovery

There was and there is no event of this nature related to the Company.

6.6 - Other relevant information

There is no other information deemed relevant at this time.

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6. Issuer's history

7. Issuer's activities

7.1 - Description of the main business activities of the issuer and its subsidiaries

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad, to individuals, large, mid-sized, small and micro companies and major local and international corporations and institutions. Our products and services comprise of banking operations such as loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services. For a better view of the main companies that are part of the Issuer’s Economic Group, and its respective activities, please see items 15.4.b and 9.1.c of this Reference Form.

7.2 - Information on operating segments

a)     products and services marketed

We operate and manage our business through two segments: (i) the banking sector; and (ii) insurance, pension plans and capitalization bonds.

Banking products and services

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

•         deposit-taking with clients, including checking accounts, savings accounts and time deposits;

•         loans and advances (individuals and companies, real estate financing, microcredit, on-lending BNDES/Finame funds, rural credit – leasing, among others);

•         credit cards, debit cards and pre-paid cards;

•         cash management solutions;

•         solutions for the public authorities;

•         asset management and administration;

•         services related to capital markets and investment banking activities;

•         intermediation and trading services;

•         solutions for the capital markets;

•         international banking services;

•         import and export financings; and

•         purchasing consortiums.

Insurance products and services

We offer insurance products through different segments, which we refer to collectively as "Grupo Bradesco Seguros". Grupo Bradesco Seguros is the leader in the Brazilian insurance market and is present in all regions of the country. It comprises the following companies: Bradesco Auto/RE, Bradesco Capitalização, Bradesco Saúde/Dental and Bradesco Vida e Previdência, which allows for a wide range of operations in the insurance market. The products offered in the company’s portfolio, by segments or client profile, in our service channels are:

•         life and personal accident insurance;

•         health insurance;

•         automobile insurance, property and casualty and liability insurance lines;

•         reinsurance;

•         Pension plans; and

•         capitalization bonds.

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7. Issuer's activities

b)    segment revenue and its participation in the issuer's net revenue

The following information about segments was prepared on the basis of reports that were provided to the Administration to assess performance and to make decisions regarding the allocation of resources for investment and for other purposes. Our Management uses a variety of information, including financial information, which is prepared in accordance with BR GAAP, and non-financial information, measured on a different basis. Therefore, the information contained in the segments has been prepared in accordance with accounting practices adopted in Brazil and the consolidated information has been prepared in accordance with IFRS.

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by insurance, private pensions and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the banking segment, related to the infrastructure of the branch network and other overhe, that are not allocated.

				R$ million
Composition of Net Revenues 2016	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	118,585	26,770	2,345	147,700
Fee and Commission income	20,697	651	(1,007)	20,341
Insurance, pension plan and bond retained premiums	-	65,027	-	65,027
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	1,538	169	(7)	1,700
Other operating income	5,356	2,903	193	8,452
Contribution for Social Security Financing - COFINS	(3,763)	(676)	(19)	(4,458)
Service Tax - ISS	(637)	(14)	(5)	(656)
Social Integration Program (PIS) contribution	(621)	(111)	(4)	(736)
Total	141,155	94,719	1,496	237,370
Participation in net revenue	59.5%	39.9%	0.6%	100.0%

				R$ million
Composition of Net Revenues 2015	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	106,807	22,076	(1,835)	127,048
Fee and Commission income	19,200	1,529	(2,872)	17,857
Insurance, pension plan and bond retained premiums	-	58,761	-	58,761
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	1,358	167	3	1,528
Other operating income	2,752	1,331	(387)	3,696
Contribution for Social Security Financing - COFINS	(2,586)	(699)	(5)	(3,290)
Service Tax - ISS	(548)	(16)	(1)	(565)
Social Integration Program (PIS) contribution	(429)	(116)	-	(545)
Total	126,554	83,033	(5,097)	204,489
Participation in net revenue	61.9%	40.6%	-2.5%	100.0%

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7. Issuer's activities

				R$ million
Composition of Net Revenues 2014	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	91,859	14,976	(2,942)	103,893
Fee and Commission income	17,571	1,578	(2,389)	16,760
Insurance, pension plan and bond retained premiums	-	50,455	-	50,455
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	1,221	169	-	1,390
Other operating income	2,424	1,814	(321)	3,917
Contribution for Social Security Financing - COFINS	(1,960)	(630)	(39)	(2,629)
Service Tax - ISS	(484)	(15)	(27)	(526)
Social Integration Program (PIS) contribution	(368)	(89)	(3)	(460)
Total	110,263	68,258	(5,721)	172,800
Participation in net revenue	63.8%	39.5%	-3.3%	100.0%

(1)      The banking segment is comprised of financial institutions, holding companies – which are mainly responsible for managing financial resources – and credit card and asset management companies;

(2)      The asset, liability, income and expense balances among companies from the same segment are eliminated; and

(3)      Refers to the amounts that were eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

c)     profit or loss resulting from the segment and participation in the issuer's net income

				R$ million
Income Statement 2016	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Net Income on interests	49,156	5,374	2,133	56,663
Net fee and Commission income	20,697	651	(1,007)	20,341
Gains/(losses) net assets for trading	14,919	1,251	233	16,403
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(1,418)	805	(729)	(1,341)
Gains/(losses), net foreign currency	151	-	-	151
Result of insurances and pension plans	-	4,156	-	4,156
Loss by decrease in recoverable value of loans and advances	(18,829)	-	3,479	(15,350)
Personnel expenditure	(15,734)	(1,388)	118	(17,004)
Other administrative expenses	(14,980)	(1,331)	161	(16,150)
Depreciation and amortization	(3,787)	(366)	494	(3,658)
Other Operating Income/(Expenses)	(14,421)	244	173	(14,004)
Income before income taxes and equity in the earnings of associates, and Joint Venture	15,754	9,396	5,055	30,206
Result from investment in affiliated companies and Joint Venture	1,538	169	(7)	1,700
Profit before taxes and non-controlling shareholders' participation	17,292	9,565	5,048	31,905
Income tax and social contribution	(7,995)	(3,916)	(2,001)	(13,913)
Net income for the year	9,297	5,649	3,047	17,993
Attributable to controlling shareholders	9,294	5,551	3,050	17,894
Attributable to non-controlling shareholders	3	98	(3)	98
Participation in net profits	51.7%	31.4%	16.9%	100.0%

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7. Issuer's activities

				R$ million
Income Statement 2015	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Net Income on interests	46,935	5,974	2,727	55,636
Net fee and Commission income	19,195	1,498	(2,872)	17,821
Gains/(losses) net assets for trading	(7,200)	(627)	(425)	(8,252)
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(371)	(354)	53	(672)
Gains/(losses), net foreign currency	(3,523)	-	-	(3,523)
Result of insurances and pension plans	-	5,496	2	5,498
Loss by decrease in recoverable value of loans and advances	(16,480)	-	1,759	(14,721)
Personnel expenditure	(13,104)	(1,217)	263	(14,058)
Other administrative expenses	(13,077)	(1,138)	493	(13,722)
Depreciation and amortization	(2,753)	(321)	132	(2,942)
Other Operating Income/(Expenses)	(11,726)	(964)	(299)	(12,989)
Income before income taxes and equity in the earnings of associates, and Joint Venture	(2,103)	8,347	1,832	8,076
Result from investment in affiliated companies and Joint Venture	1,358	167	3	1,528
Profit before taxes and non-controlling shareholders' participation	(745)	8,514	1,835	9,604
Income tax and social contribution	12,621	(3,193)	(794)	8,634
Net income for the year	11,876	5,321	1,041	18,238
Attributable to controlling shareholders	11,875	5,216	1,043	18,133
Attributable to non-controlling shareholders	1	105	(1)	105
Participation in net profits	65.1%	29.2%	5.7%	100.0%

				R$ million
Income Statement 2014	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Net Income on interests	43,035	4,556	2,455	50,046
Net fee and Commission income	17,571	1,557	(2,389)	16,739
Gains/(losses) net assets for trading	(1,834)	(255)	156	(1,933)
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(297)	(729)	33	(992)
Gains/(losses), net foreign currency	(1,245)	-	-	(1,245)
Result of insurances and pension plans	-	5,411	1	5,412
Loss by decrease in recoverable value of loans and advances	(10,432)	-	141	(10,291)
Personnel expenditure	(12,461)	(1,197)	(10)	(13,668)
Other administrative expenses	(12,578)	(1,119)	725	(12,972)
Depreciation and amortization	(2,749)	(244)	61	(2,933)
Other Operating Income/(Expenses)	(8,915)	(850)	(458)	(10,223)
Income before income taxes and equity in the earnings of associates, and Joint Venture	10,096	7,130	716	17,941
Result from investment in affiliated companies and Joint Venture	1,221	169	-	1,390
Profit before taxes and non-controlling shareholders' participation	11,316	7,299	715	19,331
Income tax and social contribution	(772)	(2,843)	(299)	(3,914)
Net income for the year	10,545	4,456	416	15,416
Attributable to controlling shareholders	10,533	4,355	427	15,315
Attributable to non-controlling shareholders	12	101	(11)	101
Participation in net profits	68.4%	28.9%	2.7%	100.0%

(1)      The baking segment is comprised of financial institutions, holding companies – which are mainly responsible for managing financial resources – and credit card and asset management companies;

(2)      The asset, liability, income and expense balances among companies from the same segment are eliminated; and

(3)      Refers to the amounts that were eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

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7. Issuer's activities

7.3 - Information on products and services relating to the operational segments

a)     Characteristics of the product process

We present below some characteristics of the main products and services of Bradesco.

Banking segment

Deposits with clients

We offer a variety of deposit products and services to our customers mainly through our branches, including:

•      Non-interest-bearing checking accounts, such as:

- Easy Account (Conta Fácil) – Target market: Individuals and companies that have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta) – Target market: checking accounts for young people from 11 to 17 years of age, with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits; and

- Academic Account (Conta Universitária) – Target market: low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits.

•      traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest in the case the SELIC rate is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate if the SELIC rate is lower than 8.5% p.a.; and

•      time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or "CDBs"), and earn interest at a fixed or floating rate.

As of December 31, 2016, we had 26.8 million checking account holders, 25.2 million of which were individual account holders and 1.6 million of which were corporate account holders. As of the same date, we had 62.1 million savings accounts.

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product and period:

			R$ million
Loans and advances to individuals outstanding by type of operation	2016	2015	2014
Other loans and advances to individuals	84,165	80,071	79,828
Real Estate Financing	60,458	48,115	40,103
BNDES/Finame On-lending	35,817	38,158	42,169
Other corporate loans and advances	107,951	107,047	102,311
Rural loans	14,423	13,710	17,058
Leasing	2,739	3,073	4,319
Credit Card	37,408	30,943	28,072
Import and export financings	49,124	49,207	35,337
Total	392,084	370,324	349,197

Other loans and advances to individuals

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•      personal loans with pre-approved overdraft facilities to be obtained through our branches,

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7. Issuer's activities

ATM network, call center, mobile and internet banking, with average repayment terms in four months with an average interest rate of 8.1% per month as of December 31, 2016. It also includes payroll-deductible loans to INSS pension plan beneficiaries and retirees and public servants and private sector employees;

•      vehicle financings with average repayment terms of 12 months with an average interest rate of 1.7% per month as of December 31, 2016; and

•      overdraft loans on checking accounts - "cheque especial," with average repayment terms of one month, at interest rates varying from 12.7% to 13.6% per month as of December 31, 2016.

As of December 31, 2016, we had outstanding personal loans, vehicle financings, and overdraft loans totaling R$84.2 billion, or 21.5% of our portfolio of loans and advances to customers.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit through our extensive network of correspondents in Brazil, which includes retailers and dealers of light and heavy vehicles and motorcycles and payroll-deductible loans to the public and private sectors in Brazil.

Under the “Bradesco Promotora” brand, we offer payroll-deductible loans to INSS retirees and pensioners and public-sector employees (federal, state and municipal), military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, cards and others).

Housing loans

As of December 31, 2016, we had 162.6 thousand active financing contracts under mortgage or fiduciary disposal of real estate. The aggregate outstanding amount of our housing loans amounted to R$60.5 billion, representing 15.4% of our portfolio of loans and advances to customers.

Housing loans are carried out for the purpose of: (i) acquisition of residential and commercial real estate, and urban plots; and (ii) construction of residential and commercial developments.

Financing for the acquisition of residential real estate has a maximum term of up to 30 years and annual interest rates of 10.7% to 12.0% per annum, plus TR, while commercial real estate has a maximum term of up to ten years and annual interest rates of 13.0% to 15.0% p.a. plus TR.

Financing for construction, also known as the Businessman Plan, has a construction term of up to 36 months and interest rate of 12.0% to 16.0% per annum, plus TR, and a six-month grace period for the realization of transfers to borrowers. However, if the debt is not paid in full through the transfer of loans to the buyers of the units after construction is finished, the remaining balance must be paid by the builder within 36 months and at TR plus 16.0% to 18.0% per annum.

Central Bank regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans; 24.5% in compulsory deposit requirement and 5.5% in additional compulsory deposit requirement. The remaining balance should be allocated to cash and cash equivalents and/or other operations according to regulations in force.

BNDES onlending/FINAME

The government has certain products and programs to provide government-funded long-term loans with below-market or subsidized interest rates, focusing on economic development. We are structuring agents of BNDES funds, which is the development bank of the Brazilian government.  We then on-lend these funds to borrowers in several sectors of the economy. We determine the spread on some of the loans based on the borrowers' credit. Although we bear the risk for these BNDES and FINAME onlending transactions, these transactions are always secured.

According to BNDES, in 2016, we disbursed R$7.7 billion, 46.2% of which was loaned to micro, small and medium-sized companies. Our BNDES onlending portfolio totaled R$35.8 billion as of December 31, 2016, and accounted for 9.1% of our portfolio of loans and advances to customers at that date.

Other corporate loans and advances

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2016, we had R$108.0 billion of outstanding other local commercial loans, accounting for 27.5% of our portfolio of loans and advances to customers. We offer a range of loans to our corporate customers based in Brazil, including:

•      short-term loans of 29 days or less;

•      working capital loans to cover our customers' cash needs;

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•      guaranteed checking accounts and corporate overdraft loans;

•      discounting trade receivables, promissory notes, checks, credit card and supplier receivables, etc.;

•      financing for purchase and sale of goods and services; and

•      investment lines for acquisition of assets and machinery.

These lending products generally bear interest at a rate of 1.7% to 13.2% per month.

In addition to these loans, we also offer guarantees, which are a contractual commitment, in which we guarantee the fulfillment of the obligations to our customers (debtors) before third parties (beneficiaries).

Rural credit

We extend loans to the agricultural sector financed by compulsory deposits, or the Amount Subject to Compulsory Deposit Requirement (“VSR”), BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2016, we had R$14.4 billion in outstanding rural credit, representing 3.7% of our portfolio of loans and advances to customers. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 9.5%, on average, as of December 31, 2016. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than ten years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34.0% of the annual average (from June through May) of our VSR to provide loans to the agricultural sector.

Leasing

According to ABEL, as of December 31, 2016, our leasing companies were among the sector leaders, with a 19.7% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2016 was R$14.1 billion.

As of December 31, 2016, we had 20,094 outstanding leasing agreements totaling R$2.7 billion, representing 0.7% of our portfolio of loans and advances to customers.

The Brazilian leasing market is dominated by financial institutions, including companies affiliated with Brazilian and foreign manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing operations are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft, ships and heavy machinery. As of December 31, 2016, 50.7% of our outstanding leasing operations were for vehicles.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2016, Bradesco Leasing had R$101.9 billion of debentures outstanding in the domestic market. These debentures will mature in 2032 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2016, the remaining average maturity of contracts in our lease portfolio was approximately 57 months.

Targeted Production Microcredit

We offer a product named “targeted production microcredit” to formal and informal entrepreneurs, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. As of December 31, 2016, we had 10,009 microcredit loans outstanding, totaling R$23.4 million.

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In accordance with Central Bank regulations, consumer microcredit operations are charged up to a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific products (“microcrédito produtivo orientado”) have a maximum effective interest rate of up to 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for low income individuals in general (consumer microcredit); (ii) R$5,000 for individuals or legal entities engaged in a productive activity of professional, commercial or industrial nature, provided that the sum of the value of the operation and the balance of other credit operations does not exceed R$40,000; and (iii) R$15,000 for our microcrédito produtivo orientado transactions. In addition, microcredit loans may not be for less than 120 days, and the origination fee must be up to 2.0% of the loan value for individuals and up to 3.0% for microentrepreneurs.

Credit cards

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•      fees on purchases carried out in commercial establishments;

•      issuance fees and annual fees;

•      interest on credit card balances;

•      interest and fees on cash withdrawals through ATMs; and

•      interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers the most complete line of credit cards and related services, including:

•      cards issued for use restricted to Brazil;

•      credit cards accepted nationwide and internationally;

•      credit cards directed toward high net worth customers, such as Gold, Platinum, Infinite/Black  and Nanquim from Elo, Visa, American Express and MasterCard brands;

•      multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•      co-branded credit cards, which we offer through partnerships with companies;

•      "affinity" credit cards, which we offer through associations, such as sporting clubs and non-governmental organizations; and

•      private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company which investments include Alelo (benefit cards, pre-paid and money card), Livelo (coalition loyalty program), Stelo (digital portfolio for online purchases), as well as participations in Elo Serviços (brand) and Banco CBSS and Ibi Promotora (stores for sales of cards, personal credit, consigned credit and other products). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, which has a partnership with C&A and also with Suburbia stores of the Walmex Group and the LOB and Bodega Aurrera store chains.

With the acquisition of HSBC Brasil, our credit card portfolio was expanded, consolidating our position in the domestic financial market.

As of December 31, 2016, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows our volume of transactions and total number of transactions of credit cards for the years indicated:

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In millions	2016	2015	2014
Volume traded - R$	159,172.5	140,063.8	131,999.9
Number of transactions	1,784.0	1,530.3	1,423.4

Import and Export Financing

Our Brazilian foreign-trade related business consists of export and import finance.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, pegging the payment in local currency by Brazilian importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

There are still other forms of export financing, such as export prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as "NCEs" and "CCEs"), and Export Financing Program with rate equalization – “PROEX.”

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,503 correspondent banks abroad, 62 of which extended credit/guarantee lines as of December 31, 2016.

As of December 31, 2016, our international unit had a balance of R$45.8 billion in export financing and R$7.4 billion and R$3.9 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$29.2 billion in 2016. In the same period, the volume of our foreign exchange contracts for imports reached US$18.2 billion. In 2016, based on Central Bank data, we reached a 16.6% market share of trade finance for Brazilian exports and 14.5% for imports.

Cash Management Solutions

Management of accounts payable and receivable - In order to meet the cash management needs of our customers in both public and private sectors, we offer many solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions. The solutions provided include: (i) receipt and payment services and (ii) resource management, enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities. These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection and payment processing services and, also by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments - In 2016, we processed 1.6 billion receipts, for the payment of taxes, utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders via our credit order by teleprocessing system “OCT.” In 2016, the number of documents processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 862 million.

Global Cash Management - Global Cash Management aims at structuring solutions to foreign companies operating in the Brazilian market and Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, we offer products and services for carrying out the cash management of these companies.

Niche Markets - We operate in various niche markets, such as education, health, condominiums, country clubs, expeditors and driving schools, transportation, franchising, and religion, among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the Franchising & Business niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated

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companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized service. We have approximately 400 agreements in place with franchising companies, generating numerous opportunities to open new current accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Arrangements (“APLs”), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 417 APLs throughout the country.

Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services aimed at identifying business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website developed for our customers (www.bradescopoderpublico.com.br) offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services. The website also features exclusive facilities for public employees and the military, showing all of our products and services for our customers.

Our relationships with such public authorities are developed and maintained by specialized business managers located in distribution platforms throughout the country, which can be identified on our website.

In 2016, we took part in bidding processes sponsored by the Brazilian government and were successful in 95.0% of these processes. Furthermore, we continue to be leaders in payments of INSS benefits, with more than 10.1 million retirees and pensioners.

Asset management and administration

BRAM manages third-party funds through:

•      mutual funds;

•      individual and corporate investment portfolios;

•      pension funds, including assets guaranteeing the technical provisions of Bradesco Vida e Previdência;

•      insurance companies, including assets guaranteeing the technical provisions of Bradesco Seguros; and

•      receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios) and FIIs (Real Estate Investment Funds).

Management of funds and portfolios - On December 31, 2016, BRAM managed 1,235 funds and 210 portfolios, providing services to 3.0 million investors. Among its biggest customers are all the main segments of Bradesco, like Prime, Corporate, Private, Varejo (Retail), Bradesco Empresas and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad, and various family offices.

The following tables show the equity of funds and portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

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			R$ million
Distribution of Equity	2016	2015	2014
Financial investment funds - Total	569,487	395,816	348,547
Fixed Income	519,945	364,942	313,959
Equities	7,109	2,956	4,665
Third-party Fund quotas	42,433	27,918	29,923
Managed Portfolios - Total	40,181	37,694	34,672
Fixed Income	33,083	32,797	26,542
Equities	7,098	4,897	8,130
Grand Total	609,668	433,510	383,219

	2016		2015		2014
	Quantity	Shareholders	Quantity	Shareholders	Quantity	Shareholders
Financial investment funds	1,235	3,005,799	927	2,672,593	732	2,737,867
Managed Portfolios	210	210	146	95	235	489
Grand Total	1,445	3,006,009	1,073	2,672,688	967	2,738,356

Administration of funds and portfolios - On December 31, 2016, BEM and us administered 2,656 funds and 306 portfolios, providing services to 3.0 million investors. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

The following tables show the equity of funds and portfolios which are under administration, the number of investors and the number of investment funds and portfolios under administration for each period.

			R$ million
Distribution of Equity	2016	2015	2014
Financial investment funds - Total	708,757	510,343	452,102
Fixed Income	669,657	485,125	419,768
Equities	31,390	21,295	27,019
Third-party Fund quotas	7,710	3,922	5,316
Managed Portfolios - Total	47,731	39,941	36,628
Fixed Income	33,083	32,797	26,542
Equities	7,098	4,897	8,130
Third-party Fund quotas	7,550	2,247	1,955
Grand Total	756,488	550,284	488,730

	2016		2015		2014
	Quantity	Shareholders	Quantity	Shareholders	Quantity	Shareholders
Financial investment funds	2,656	3,034,787	2,054	2,710,988	1,697	2,776,357
Managed Portfolios	306	1,188	320	1,138	237	518
Grand Total	2,962	3,035,975	2,374	2,712,126	1,934	2,776,875

Our products are mostly distributed through our branch network, banking service by phone and the Internet (www.bradesco.com.br - investments).

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Services related to capital markets and investment banking activities

As our investment bank, “Bradesco BBI” originates and executes mergers and acquisitions, and originates, structures, syndicates and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2016, Bradesco BBI advised customers on 283 transactions across a range of investment banking products, totaling R$209.8 billion.

Equities and public offerings - Bradesco BBI coordinates and places public offerings of shares in local and international capital markets and intermediates public tender offers. Bradesco BBI ended 2016 with a significant presence in the IPOs and Follow-ons by Brazilian issuers. Bradesco BBI participated as coordinator and joint bookrunner in eight offers, which represented an aggregate volume of R$9.1 billion; Coordinator for the cancellation of DASA’s registration (deal value of R$837.1 million); Coordinator for the takeover of Tempo Participações (deal value of R$318.2 million); Bookrunner in the follow-on of Rumo Logística  (deal value of R$2.6 billion); Bookrunner in the re-IPO of Energisa (deal value of R$1.5 billion); Coordinator for the cancellation of Évora’s registration (deal value of R$110.9 million); Bookrunner in the follow-on of CVC (deal value of R$1.2 billion); Coordinator for the takeover of Alpargatas (deal value of R$499.5 million); and leading Coordinator of SANEPAR bid (deal value of R$2.0 billion).

Fixed income - After having been engaged in a number of transactions throughout the year of 2016, Bradesco BBI closed in 2016 in a strong position in fixed income operations. For the year ending December 31, 2016, Bradesco BBI was the market leader in terms of value, according to ANBIMA’s origination and distribution fixed income ranking. In the period, it coordinated 89 domestic-market offerings totaling more than R$21.8 billion. In the international broker-dealer market, Bradesco BBI is continuously expanding its presence. In 2016, it acted as “joint bookrunner” for 13 bond issues. In 2016, Bradesco BBI won “The Best Investment Bank” in Brazil Award by Euromoney magazine and by Global Finance, in addition to being elected the most innovative bank by The Banker.

Structured operations - Bradesco BBI offers customized financial solutions for its customers in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment and in securitization (CRIs - Certificates of Real Estate Receivables, CRAs - Certificates of Agribusiness Receivables and FIDCs – Fundos de Investimento em Direitos Creditórios). In 2016, Bradesco BBI also held a leading position in the securitization ranking published by ANBIMA, as a result of structuring 25 operations with a total value of R$4.1 billion.

Mergers and acquisitions - Bradesco BBI provides advisory services to important customers in merger, acquisition, including corporate sale transactions, private placements, forming joint ventures, financial and corporate restructuring, and privatizations. In 2016, Bradesco BBI was rated as the leader in the ranking of mergers and acquisitions in Brazil, as disclosed by ANBIMA. During the year, Bradesco BBI advised on 17 transactions with a disclosed value of R$70.3 billion.

Project finance - Bradesco BBI has a solid background as financial advisor and structuring agent for a number of projects involving project and corporate finance, seeking to optimize financing solutions for projects across various industries through both credit and capital markets. As of December 31, 2016, Bradesco BBI was involved in providing financial advice and structuring for approximately 154 projects totaling R$108.7 billion in investments.

Intermediation and trading services

Bradesco S.A. CTVM, or "Bradesco Corretora," operates in the financial market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, and forward contracts, in the primary and secondary market. It also offers a wide range of products such as Investment Clubs, government securities through Tesouro Direto (Treasury Direct), and is admitted to negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2016, Bradesco Corretora traded R$171.0 billion in the B3 equities market and the exchange ranked it 7th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 25.4 million futures, terms, swaps and options totaling R$2.2 trillion on the B3. In 2016, Bradesco Corretora ranked 14th in the Brazilian market, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora was awarded by B3, within the Operational Qualifying Program (PQO), four

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excellence seals (Carrying Broker, Agro Broker, Retail Broker and Execution Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently “B3”).

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2016, "Home Broker" trading totaled R$14.6 billion, or 1.9% of all Internet transactions on B3, and Bradesco Corretora was the 15th largest Internet trader in the Brazilian market.

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 33 analysts, it is composed of sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 500 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora also operates through Bradesco Corretora offices located throughout Brazil. This is another service channel, where certified professionals guide clients interested in performing the purchase and sale of shares and other products.

Bradesco Corretora offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 4,373/14.

Capital markets solutions

In 2016, we were one of the main providers of capital markets services and we maintained our leadership position in the domestic market according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs - Brazilian Depositary Receipts, quotas of investment funds, CRIs - Certificates of Real Estate Receivables and debentures); custody of shares backed by DR - Depositary Receipts, loan of shares, liquidating bank, depositary (Escrow Account - Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary administration for investment funds.

We have twelve Quality Management System ISO 9001:2008 certifications and three data protection GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which comprises assurance reports on controls at a service organization under international standards. These certifications expand the structures of controls, increasing the level of effectiveness and quality of processes.

As of December 31, 2016, the set of the services provided by us, which we call “Bradesco Custódia” was composed of:

•      custody and controllership services for investment funds and managed portfolios involving:

-        R$1.3 trillion in client assets under custody;

-        R$1.9 trillion in total shareholders’ equity of investment funds and managed portfolios which used our controllership services; and

-        R$83.4 billion in market value, related to 23 ADR programs and 4 GDR (Global Depositary Receipts) programs.

•       fiduciary administration for third party funds:

-        R$298.3 billion total shareholders’ equity of third-party investment funds under fiduciary administration by BEM.

•      securities bookkeeping:

-        242 member companies of the Bradesco Book-entry Stock System, with 4.3 million shareholders;

-        327 companies with 441 issues in the Bradesco’s Book-Entry debentures system (value of R$319.7 billion);

-        681 investment funds in the Bradesco Book-Entry Wuotas System (value of R$71.1 billion); and

-        we managed 36 BDR (Brazilian Depositary Receipts) programs, with a market value

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of R$2.1 billion.

•      depositary (Escrow Account)

-        10,882 contracts, with a financial volume of R$15.2 billion.

In December 2014, the CVM issued Instruction No. 555/14 which regulates the establishment, management, operation, and disclosure of information on investment funds, fully repealing Instruction No. 409/04. Said Instruction came into effect in October 2015 and granted an adaptation period of regulations of pre-existing funds until June 2016. In this period, several investment funds were adapted, managed by BEM and by us.

In March 2015, the CVM published Instruction No. 558/15, which repealed Resolution No. 142/92 and Instructions Nos. 306/99, 364/02, and 448/07. This Instruction establishes the minimum requirements for the professional exercise of securities portfolio management and came into effect in January 2016with a transitional period expiring in June 2016. As a result of the provisions of this standard, in accordance with our governance policies, we established that BRAM would be responsible for managing funds and that we would be responsible for the provision of fiduciary management services and BEM.

In July 2016, the CVM issued Instruction No. 577/16, which amends the Accounting Plan of Investment Funds (“COFI”), as an appendix of Instruction No. 438/06, from July 2006. This instruction came into effect on its date of issue, applied to the fiscal years beginning in or after January 2017. As a result of the provisions of this instruction, all existing assets in investment fund portfolios regulated by Instruction No. 555/14 are evaluated at fair value.

In August 2016, the CVM amended the rules governing private equity investment funds by issuing Instructions Nos. 578/16 and 579/16, which deal respectively with the establishment, operation, management, and preparation and disclosure of the financial statements of these funds. These standards fully repeal Instructions Nos. 209/94, 225/94, 236/95, 253/96, 278/98, 363/02, 368/02, 391/03, 406/04, 453/07, 460/07, 496/11, 501/11, 535/13, 540/13, and some provisions of Instructions Nos. 435/06, 450/07, and 498/11. According to Instruction No. 578/16, private equity funds may invest in overseas funds, acquire simple debenture, and make an advance for future capital increase. Pre-existing funds must adapt their regulations by August 2017 or earlier, in the event of a public or restricted offer of shares. The Instruction No. 579/16 came into effect on its date of issue, applied to the accounting periods beginning in or after January 2017. The main change introduced by this instruction is the concept of an investment entity, determining that funds classified under this condition must evaluate their assets at fair value, and the appraisal report may be drafted by the manager. If it is not an investment entity, assets are to be evaluated according to the equity method of accounting.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking. As of December 31, 2016, our international banking services included:

Branches:

•      one in New York City;

•      one in the Cayman Islands; and

•      one in London.

Subsidiaries:

•      one in London: Bradesco Securities U.K., named "Bradesco Securities U.K.;"

•      one in the Cayman Islands: Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•      one in Argentina: Banco Bradesco Argentina S.A., or "Bradesco Argentina;"

•      one in Luxembourg: Banco Bradesco Europa S.A., or "Bradesco Europe;"

•      one in Japan: Bradesco Services Co. Ltd., or "Bradesco Services Japan;"

•      one in Mexico: Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México;"

•      two in Hong Kong: (i) Bradesco Trade Services Ltd. or "Bradesco Trade;" and (ii) Bradesco Securities Hong Kong or "Bradesco Hong Kong;" and

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•      three in New York: (i) Bradesco Securities Inc. or “Bradesco Securities U.S.;” (ii) Bradesco North America LLC or “Bradesco North America;” and (iii) BRAM US LLC.

Our international and foreign exchange department in Brazil coordinates our international transactions with support from 30 operational units specializing in foreign exchange and trade businesses located at major exporting and importing areas nationwide.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding intra-group transactions, were R$56.6 billion, as of December 31, 2016, denominated in currencies other than the real.

Funding required for financing or Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets as an additional source of funding, which amounted to US$1.9 billion in 2016.

The following is a brief description of our subsidiaries abroad:

Bradesco Europa - Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to clients of the private banking segment. As of December 31, 2016, its total assets were R$11.7 billion.

Bradesco Argentina - It was set up with the purpose of granting financing, largely to companies based in Brazil with local establishments and, to a lesser extent, to companies based in Argentina doing business with Brazil. As of December 31, 2016, Bradesco Argentina had R$145.8 million in assets.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2016, Cidade Capital Markets had R$134.2 million in assets.

Bradesco Securities (U.S., U.K. and H.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•      Bradesco Securities U.S. focuses on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. As of December 31, 2016, Bradesco Securities U.S. had assets of R$113.8 million;

•      Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors. As of December 31, 2016, Bradesco Securities U.K. had assets of R$26.8 million; and

•      Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. As of December 31, 2016, Bradesco Securities H.K. had assets of R$19.9 million.

BRAM U.S. LLC – It manages funds and portfolios of investments dedicated to American investors. On December 31, 2016, its assets totaled R$600 thousand.

Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States. As of December 31, 2016, its total assets were R$2.5 million.

Bradesco Services Japan – It was incorporated to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business cards unit maintains a partnership with the chain of C&A stores, and also with the Suburbia stores, of the Walmex Group, and with the chains of LOB and Bodega Aurrera stores. As of December 31, 2016, its assets totaled R$630.5 million.

Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

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•      WEB exchange contracts;

•      collecting import and export receivables;

•      cross border money transfers;

•      advance payment for exports;

•      accounts abroad in foreign currency;

•      domestic currency account for foreign domiciled customers;

•      cash holding in other countries;

•      structured foreign currency transactions: through our overseas units;

•      foreign loans to customers (Decree-Law No. 4,131/62);

•      working capital loans abroad;

•      service agreements – receiving funds from individuals abroad via money orders;

•      prepaid cards with foreign currency (individual and corporate customers);

•      purchasing and selling of foreign currency paper money and traveler’s checks;

•      cashing checks denominated in foreign currency; and

•      clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium.” Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia that are formed for the purchase of real estate, vehicles, trucks/tractors/machines and equipment, have a fixed term and quota, both previously determined by its members, and are run by an administrator.

Bradesco Administradora de Consórcios and Kirton Administradora de Consórcio administer groups of consortia and, as of December 31, 2016, registered total sales of 1,334,239 outstanding quotas; net income of R$1.1 billion; and fees from consortiums of R$1.5 billion. Both companies also administer a total volume of transactions of over R$63.3 billion.

Insurance, pension plans and capitalization bonds

We offer a range of products and services to our clients, including life, health, accident and vehicles and property insurance, both to individuals and companies; supplementary pension plans, individual and corporate, as well as the capitalization securities, through our extensive distribution network.

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2016, there were 32.0 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their employees.

On December 31, 2016, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (Mediservice) had more than 4.1 million beneficiaries covered by company plans and individual/family plans. Approximately 141 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 43 of the top 100 largest companies in the country.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2016, it included 10,221 laboratories, 15,673 specialized clinics, 12,499 physicians and 1,752 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We provide automobile, property/casualty and liability insurance through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising from vehicle theft, damage to the passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

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Of the various property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has a specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for aeronautics, transportation, engineering, named operational and oil risks.

As of December 31, 2016, Bradesco Auto/RE had 1.5 million insured automobiles and 1.7 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP. In January 2007, Brazil's Congress enacted Supplementary Law No. 126/07, which abolished IRB-Brasil Re's monopoly and allowed three types of reinsurers referred to as "local," "admitted" and "occasional," thus opening up Brazil's reinsurance market for competition. Reinsurers classified as admitted and eventual, with their head office abroad, must meet specific minimum requirements, as provided for in legislation in force.

Under the same supplementary law, IRB-Brasil RE was recognized as a local reinsurer and authorized to continue its operations and make any required adjustments in due course.

As of the end of 2007, National Council of Private Insurance (CNSP - Conselho Nacional de Seguros Privados) and SUSEP issued a number of normative instructions containing rules for reinsurance, retrocession and intermediation business, based mainly on CNSP Resolution No. 168/07.

Through Decree No. 6,499/08, the President of Brazil set maximum limits for the ceding of premiums to reinsurance companies in each calendar year. For local insurers, such maximum limit was 10.0% of premiums, and for local reinsurers, 50.0% of premiums. In the case of local insurers, CNSP Resolution No. 203/09 raised the limit for local insurers from 10.0% to 25.0% in the case of guarantees for public obligations and oil risks and CNSP Resolution No.194/08, to up to 100%, in the case of nuclear risks.

CNSP Resolution No. 241/11 was introduced so to enable the transfer of certain risks associated with reinsurance or retrocession operations with reinsurers not authorized by SUSEP.

CNSP Resolution No. 322/15, as endorsed with amendments made by CNSP Resolution No. 325/15, which amended article 14 of CNSP Resolution No. 168/07, such that the maximum currently allowed limit for which an insurer or reinsurance company based in Brazil may transfer risks to related companies or to companies headquartered abroad, belonging to the same financial conglomerate was 20.0% until December 2016, increasing to 30.0% from January 2017, then increasing the rate annually up to 75.0% beginning in January 2020. In addition, article 15, which provides for minimum compulsory contracting of 40.0%, of the transfer of reinsurance, with local reinsurers, was amended so as to provide an annual and gradual reduction of up to 15.0%, beginning in January 2020.

On December 31, 2016 there were 131 reinsurers authorized to operate in the Brazilian market, including IRB-Brasil RE and Lloyd's of London, and 25 reinsurance brokerage firms had the required authorization to intermediate reinsurance and retrocession operations.

In 2016, the Grupo Bradesco Seguros paid approximately R$306 million in reinsurance premiums. Almost all property and casualty lines, except for the automobile line, have reinsurance protection and the majority of them feature proportional and non-proportional plans per risk and/or event.

Senior Management is responsible for the reinsurance purchase policy and the approval of reinsurers with whom agreements are entered into. In addition to minimum legal and regulatory requirements, Senior Management considers certain other key parameters when choosing such partners, thus minimizing the credit risks inherent in the operation, such as: minimum rating A- (or equivalent) from rating agencies, except for local reinsurers and shareholders’ equity consistent with the amounts ceded. Accordingly, our reinsurance purchase policy is designed to operate within its automatic contractual capabilities, therefore preventing the frequent purchases of optional agreements and higher exposures to the credit risk.

A significant portion of automatic and optional agreements (proportional and non-proportional) is transferred to IRB - Brasil RE. Certain admitted reinsurers participate with a lower individual percentage, but all of them hold capital and a rating higher than those minimum set forth by applicable Brazilian legislation.

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Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by Fenaprevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from withholding taxes on income generated by the fund portfolio.

As of December 31, 2016, Bradesco Vida e Previdência accounted for 27.0% of the pension plan and VGBL market in terms of contributions, according to SUSEP. As of the same date, Bradesco Vida e Previdência accounted for 29.7% of all supplementary pension plan assets under management, 28.5% of VGBL, 25.3% of PGBL and 48.0% of traditional pension plans, according to Fenaprevi.

Brazilian law currently permits the existence of both "open" and "closed" private pension entities. "Open" private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. "Closed" private pension entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

We manage pension and VGBL plans covering 2.6 million participants, 65.1% of whom have individual plans, and the remainder of whom are covered by company plans. The company’s plans account for 22.0% of technical reserves.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on these benefits, pursuant to current legislation.

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In 2016, Bradesco Vida e Previdência managed R$129.7 billion in VGBL and R$25.5 billion in PGBL plans. Bradesco Vida e Previdência also managed R$28.0 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to the specific needs for this type of customer.

Bradesco Vida e Previdência earns revenues primarily from:

•      pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

•      revenues from management fees charged to participants in accordance with mathematical provisions; and

•      interest income.

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$10 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$5.0 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus approximately 0.5% per month over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2016, we had around 7.1 million "traditional" capitalization bonds and around 12.1 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. At the end of 2016, Bradesco Capitalização had approximately 19.3 million capitalization bonds and 3.0 million customers.

The investment grade rating of Bradesco Capitalização on a domestic scale is "brAA-," assigned by Standard & Poor's rating agency.

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b)    Characteristics of the distribution process

Distribution channels

The following table presents our main distribution channels in the period stated:

Structural Information - Units	2016	2015	2014
Service Points (1)	60,610	65,851	75,176
- Branches	5,314	4,507	4,659
- PAs (2)	3,821	3,511	3,486
- PAEs (2)	1,013	736	1,145
- External Terminals in the Bradesco Network (3) (4)	186	627	1,344
- Assisted Points of Banco24Horas Network (3)	10,972	11,721	12,450
- Bradesco Expresso (Corresponding)	38,430	43,560	50,006
- Bradesco Promotora	797	1,175	2,073
- Losango	63	-	-
- Branches/Overseas Subsidiaries	14	14	13
Self-service machines	56,110	50,467	48,682
- Bradesco Network	36,119	31,527	31,089
- Banco24Horas Network (3)	19,991	18,940	17,593

(1) The reduction refers to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) to the decrease of the Bradesco Expresso correspondents;
(2) PA (Service Branch): a result of the consolidation of PAB (Banking Service Point), PAA (Advanced Service Point) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAE (Electronic Service Points in Companies) – Posts located on a company’s premises;
(3) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network; and
(4) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs.

Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance products, pension plans and capitalization bonds through our website, through brokers based in our network of bank branches, and brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

Percentage of total sales by product	2016	2015	2014
Insurance products:
Sales through branches	38.3%	38.0%	36.0%
Sales outside branches	61.7%	62.0%	64.0%
Supplementary pension products:
Sales through branches	89.2%	87.9%	86.6%
Sales outside branches	10.8%	12.1%	13.4%
Capitalization bonds:
Sales through branches	92.7%	87.0%	83.0%
Sales outside branches	7.3%	13.0%	17.0%

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Digital channels

The digital channels offer mobility and independence to customers so that they may expand their businesses with us.

Our challenge is to make the banking experience even more convenient, quick, and secure so that our diverse public can choose where they wish to access our new banking services, and also, to attract new people to our digital solutions.

Mobile devices have become a tool that is part of people’s day-to-day lives, which reinforces our role of constantly creating new possibilities in the channel and, thus, engage our clients to make easier and more secure transactions through Bradesco Celular.

In addition to traditional and consolidated service channels, such as Automatic Teller Machines (ATMs), telephone service, and Internet Banking, clients have access to an extensive portfolio of products and services through Bradesco Celular, available from the most simple to the most sophisticated devices.

Below is a brief description of our digital channels:

Social Networks - Since 2004, we have had a strong presence on Social Networks, monitoring our brand and our products and services, providing service to clients and non-clients 24 hours a day, seven days a week, with a 5-minute response time and a dedicated team, specialized in social media.

We have a relationship with digital content creators in Brazil, such as bloggers, vloggers, and other publishers 2.0. The goal of this activity is to open a direct dialogue with them and their audiences, significantly expanding the dissemination of products, services, and channels, and above all, to encourage the production of digital content in Brazil, strengthening this ecosystem and enhancing our profile in these networks.

Bradesco Celular - Our presences on mobile phones has been growing exponentially. Through apps for individuals and legal entities, we make payment transactions, transfers, balance inquiries, loans, and many other conveniences available. Clients that access their accounts through their mobile phone are not charged by their data package due to an agreement made with Brazil’s major mobile network operators.

Products and services available through Bradesco Celular include:

•      Check Deposit via Mobile: revolutionary in Brazil, this service allows customers to deposit checks in a simple and innovative manner, through the capture of images by their smartphone cameras;

•      Security Key (M-Token) integrated with the mobile device: is a security device store inside the phone that generates random combinations for the validation of transactions made through our digital channels;

•      Payment with a barcode reader: to pay a bill, clients access our application and position the camera on the barcode, automatically accessing relevant payment information;

•      Touch ID AND Fingerprint: the functionality is available on our apps for iPhones and Android with a digital reader. It allows the client to associate their digital finger-print to the four-digit password and to the security key, enabling faster and more practical access to the account using these apps;

•      Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): allows legal entities to manage their corporate banking at anytime and anywhere;

•      DDA Authorization via SMS: service that enables paying or scheduling payments registered in the DDA by simply replying to an SMS;

•      SMS Pay Bradesco: clients can pay or schedule utility bills of affiliated networks by replying via SMS;

•      InfoCelular: sending alerts via SMS with information on current and savings accounts, as chosen by the client; and

•      SMS Banking: through interactive messages, enables the client to make balance enquiries, check latest entries, credit limits, and refill prepaid mobile phones.

Internet - We were the first financial institution in Brazil to have an electronic address on the worldwide web and provide financial services to our clients through this channel, transforming our websites into important sources of information for clients and non-clients.

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We divide our communication platform into two main areas of access and dissemination of content:

•      Bradesco Institutional Website: simplified content and language adapted for digital media which provides clients and the public at large a wide range of information on various financial products and services. Currently, we have 40 institutional websites, where  the public at large has access to content that is easy to access and locate, where they can clarify doubts ranging from how to open a checking account, services available in our branch network and remote channels, guidance on security, disclosure of social and environmental actions, specific investor publications, content on financial education, simulators, and responsible credit, among others; and

•      Bradesco Internet Banking for Financial Services: our web portal includes 15 transactional sites, that enable banking transactions for our account holders, in a “secure access” environment that enables the execution of services and financial transactions. We provide various products and services that enable our clients to conveniently, quickly, and securely conduct operations such as the payment of bills, transfers between accounts, payment of taxes and obtaining personal credit, among others.

Currently, we own the “banco.bradesco” domain, making us one of the few Brazilian companies to own a top-level domain, or generic top-level domain ("gTLDs"), an initiative of the Internet Corporation for Assigned and Numbers ("ICANN"), a body responsible for internet protocols and which regulates addresses on the worldwide web. Our new website addresses makes the access to our content more practical and intuitive.

Self-service - Our self-service channel provides convenience to clients, promotes the migration of services and transactions from the branch environment, and enables the marketing of our products with the challenge of consolidation as a business channel.

Present throughout all regions of Brazil, there are 36,119 active ATMs in our network, 24,194 of which are contactless (79% of the points) and 58% of the points in branches with touchscreen, in addition to 19,991 ATMs in the Banco24Horas network, allowing our customer to make withdrawals, check balances, obtain statements, contract loans, pay bills, make transfers between Bradesco accounts and utilize DOC/TED, Prepaid Card, and Prova de Vida INSS (Proof of Life).

We have highly advanced security technology in our Automatic Teller Machines: biometric reading that identifies customers and authenticates ATM transactions works through a sensor/invisible light beam that captures the image of the vascular pattern of the palm of the hand.

The biometric reading enables our customers to, for example, carry out transactions without a card, by simply using the palm of their hand and their six-digit password, which represents convenience and speed in service without giving up security. In our own network it is possible to carry out all transactions without a card, while the Banco24Horas network currently only allows making withdrawals and checking balances without a card.

This security and speed resulted in a partnership with the INSS, allowing our retirees and pensioners to carry out the “Prova de Vida (Proof of Life)” automatically through the use of biometrics on ATM machines belonging to our network and to the Banco24Horas network, without the need to present a document to a teller, thus speeding up the process. Biometrics is available in 100% of ATM machines belonging to our own network and those of the Banco24Horas network.

Telephone services - Fone Fácil (Contact Center) - Fone Fácil Bradesco allows clients to bank by telephone, which can be accessed by choosing electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides clients the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service directly.

In the personalized service, on the other hand, clients can rely on our financial specialists and digital convergence agents 24 hours a day, seven days a week, specializing in relations and business.

Through this channel we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, credit contracting, support and registration of the security device in the mobile phone, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for credit cards, private pensions, and capitalization, credit, private and internet banking, among others.

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In 2016, 94.0% of our banking transactions were performed through digital channels. The table below shows the number of operations carried out through digital channels:

In millions of transactions	2016	2015	2014
Internet Individuals + Companies – with WebTA (1)	4,847	4,585	4,492
ATMs	1,985	1,982	2,087
Mobile Banking (Bradesco Celular)	5,446	3,664	1,908
Telephone Banking (Fone Fácil)	231	278	410
Total	12,509	10,509	8,897

(1)    WebTa is an internet file transmission service, to the bank, carried out by corporate customers using Net Empresas.

Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services like the receipt of utility bills, payment vouchers, withdrawals from current and savings accounts and social security benefits, and deposits, among others. The services are provided by employees at the relevant establishments, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•      receipt and submission of account application form;

•      receipt and submission of loans, financing and credit card application form;

•      withdrawals from checking accounts and savings accounts;

•      Social Security National Service (INSS) benefit payments;

•      checking accounts, savings accounts and INSS balance statements;

•      receipt of utility bills, bank charges and taxes; and

•      prepaid mobile refill.

As of December 31, 2016, the Bradesco Expresso network totaled 38,430 service stations, of which 6,797 were new service stations, with an average of 39.3 million monthly transactions or 1.9 million transactions per business day.

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c)     Characteristics of the market segments, specially:

i) Participation in each market:

In the following section, we demonstrate the percentages of Bradesco’s participations in relation to banking and insurance segment and its distribution channels:

	In percentage (%)
Market Share	2016	2015	2014
Banks - Source: Brazilian Central Bank
Demand Deposits	11.7	7.2	12.9
Savings Deposits	14.4	13.8	13.8
Term Deposits	10.0	8.7	9.6
Loan Operations	11.4	9.8	10.3
Loan Operations - Private Institutions	25.7	22.3	22.2
Loan operations - Individual Vehicles (CDC + Leasing)	13.8	13.3	13.3
Payroll Loans	13.5	12.6	11.7
Number of Branches	23.9	20.0	20.4
Banks - Source: INSS/Dataprev
Payment of Benefits to Retirees and Pensioners	30.1	27.5	26.6
Banks - Source: Anbima
Investment Fund and Managed Portfolios	22.7	19.4	18.8
Insurance, Pension Plans and Capitalization Bonds - Source: Susep and ANS
Insurance, Pension Plan and Capitalization Bond Premiums	25.4	25.5	24.4
Insurance Premiums (including VGBL)	25.0	25.2	24.1
Life insurance and Personal Injury Premiums	19.0	17.7	17.3
Auto/RE Insurance Premiums	9.2	9.5	10.1
Auto/RCF Insurance Premiums	12.1	11.8	12.7
Health Insurance Premiums	49.3	49.3	46.2
Revenue from Pension Contributions (excluding VGBL)	29.3	29.5	30.2
Capitalization Bond Income	27.8	25.6	24.4
Technical reserves from insurance, pension plans and capitalization bonds	28.0	26.8	27.3
Revenue from VGBL Premiums	26.5	28.7	28.1
Revenue from Contributions to PGBL	24.6	25.5	24.1
Insurances and Pension Plans – Source: Fenaprevi
Pension Investment Portfolios (including VGBL)	29.6	29.2	30.5
Leasing - Source: ABEL
Active Operations	19.8	17.2	19.3
Consortia – Source: Brazilian Central Bank
Real estate	31.1	28.7	27.7
Automobiles	31.0	28.5	27.4
Trucks, Tractors and Agricultural Implements	19.8	17.3	17.8
International Sector - Source: Brazilian Central Bank
Export market	19.0	15.3	17.3
Import market	19.6	12.2	13.0

ii) competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive and have undergone an intensive consolidation process in the past few years.

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As of December 31, 2016, state-owned financial institutions held 45.5% of the National Financial System's (“SFN”) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 39.9% share and foreign-controlled financial institutions, with a 14.6% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

In April, 2012, Circular No. 3,590/12 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system:

•      transfers of ownership control;

•      takeovers;

•      mergers;

•      business transfers; and

•      other means of business concentration.

In August 2012, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil. As of December 2016, our total market share was 11.4% and, among private banks, it was 25.7%.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Consortia

Currently, the consortia market includes approximately 165 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Caixa Econômica Federal in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Randon and Scania in the trucks/tractors/machines and equipment segment.

We believe one of our competitive differentials is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network in the entire whole of Brazil.

Investment Bank

The investment bank market in Brazil is in a recession, further increasing competitive pressure. Among the main players are Itaú BBA, BTG Pactual, Santander and other international institutions. The main competitive advantages are relationship with clients and the capacity of implementation.

Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, Banco Itaucard and Safra Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Fund management

As of December 31, 2016, the fund management industry in Brazil managed funds worth R$3.4 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$569.5 billion, representing a growth of 43.9% as compared to the 12 previous months or 17.0% of market share, in large part due to the effect of the consolidation of HSBC Brasil. We are the leading institution as measured by the number of investment fund quotaholders with 3.0 million. Our main competitors are BB DTVM and Itaú Unibanco.

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Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market, with a 25.4% market share as of December 31, 2016, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros, Zurich/Santander and Amil, which account for a combined total of approximately 55.7% of all premiums generated in the market, as reported by SUSEP, in December 2016.

In recent years, there has been a change in the insurance sector in Brazil, as foreign companies have begun to form associations with national insurers. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the level of claims handling automation, and development of long-term relationships with customers.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Pension plan sector

The Brazilian government's monetary stabilization policies stimulated the pension plan sector and attracted new international players.

With 27.0% of total contributions in the sector (SUSEP), Bradesco Vida e Previdência's main competitive advantages are: the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander.

Capitalization bonds sector

According to SUSEP, Bradesco Capitalização holds a 27.8% market share in capitalization bonds income and 25.5% in terms of technical provisions. Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros, Zurich and Santander.

d)    Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease in these levels at the beginning of the year. We also have certain seasonality in our collection fees at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. In our PGBL and VGBL business, seasonality happens at the end of the year, when the Christmas bonuses and profit sharing are usually paid.

e)     Main raw materials, stating:

i) description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establishes business relationships with partners that operate with ethical standards that are compatible with the Organization, through a strict selection process and does not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guides its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

Bradesco also has a program relationship with strategic suppliers to discuss the revaluation of the supply chain of the total acquisition cost, optimization of products, innovation and sustainability. There are regular meetings with Bradesco’s executives and its suppliers, which establish objectives and the monitoring of the results of actions taken.

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ii) Any dependence on a small number of suppliers:

Bradesco has no dependence on suppliers to perform its activities.

iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among other things, rely on macroeconomic conditions and market rates.

If there is an expected inflation growth rate, the Central Bank may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in the delinquency rate for customers. Moreover, variations in tax rates on loans also make these operations more expensive.

7.4 - Customers responsible for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

7.5 - Relevant effects of the state regulation of activities

a)     need for governmental authorization for the exercise of activities and history of relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•      regulating loans and advances granted by Brazilian financial institutions;

•      regulating Brazilian currency issue;

•      supervising Brazil's reserves of gold and foreign exchange;

•      determining saving, foreign exchange and investment policies in Brazil; and

•      regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new Risk-Based Supervision System (“SBR") through Resolution No. 3,427/06 (amended by Resolution No. 3,513/07), and regulated by CVM Resolution No. 757/16, in order to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system provides for a fast-track reviewing process for the issuance of securities.

Central Bank

The Central Bank was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

•      implementing currency and credit policies established by the CMN;

•      regulating and supervising public and private sector Brazilian financial institutions;

•      controlling and monitoring the flow of foreign currency to and from Brazil; and

•      overseeing the Brazilian financial markets.

The Central Bank’s chairperson is appointed by the president of Brazil for an indefinite term of office, subject to approval by the Brazilian senate.

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The Central Bank supervises financial institutions by:

•      setting minimum capital requirements, compulsory deposit requirements and operational limits;

•      authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•      authorizing changes in shareholder control of financial institutions;

•      requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and

•      requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

The CVM is responsible for regulating the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•      may not operate without the prior approval of the Central Bank and in the case of foreign banks, authorization by presidential decree;

•      may not invest in the equity of any other company beyond regulatory limits;

•      may not lend more than 25.0% of its RC to any single person or group;

•      may not own real estate, except for its own use; and

•      may not lend to or provide guarantees for:

•      any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;

•      any entity that controls the institution or with which it is under common control, or any officer, director or member of the Fiscal Council and Audit Committee of such entity, or any immediate family member of such individuals;

•      any entity that, directly or indirectly, holds more than 10.0% of its shares (with certain exceptions);

•      any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;

•      any entity whose management consists of the same or substantially the same members as its own executive committee; or

•      its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of share capital.

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to consolidation of their financial statements.

Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

According to CMN Resolution No. 4,280/13, amended by Resolution No. 4,517/16, financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in

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control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of regulation in force.

Since January 2015, financial institutions based in Brazil are required to calculate their capital requirements on a consolidated basis with institutions that are part of their prudential conglomerate.

The CMN Resolution 4,280/13 defines that the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire credit transactions, including real estate and credit rights; and (v) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In December 2014, the CMN changed the scope of the rules for the management of credit, market, operational and liquidity risks and capital management in order to apply such rules at the prudential conglomerate level which is now required as the basis for calculation of the capital requirements of financial institutions. Resolution No. 4,388/14 sets forth that risk management may be carried out by a single unit responsible for the prudential conglomerate and its respective affiliates. This applies only to market risk management and not to any other risk functions. Further, this resolution also updates the application of the relevant thresholds for any calculations of foreign exchange exposure.

Risk Weighting

Pursuant to Circular No. 3,644/13, amended by Circular No. 3,809/16, the Central Bank consolidated the risk weighting factors applied to different exposures in order to calculate capital requirement through a standardized approach. According to such rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank.

In addition, there are specific standards of the Central Bank to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

In December 2014, and then in October 2015, the Central Bank changed the procedures for calculating the portion of risk-weight assets, in connection with the calculation of the capital required for the operational risk by way of a standardized approach. Under the present model, this is calculated based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The prudential conglomerate concept, however, does not have a retroactive data base to supply such information. In order to overcome this obstacle, a transitional model for the calculation of operational risk was adopted in January 2015.

Compulsory Deposits

The Central Bank periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank uses reserve requirements as a mechanism to control liquidity in the SFN.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank.

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its RC. In addition, if its exposure is greater than 5.0% of its RC, the financial institution must hold additional capital at least equivalent to 100% of its exposure. Since July 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

Asset composition requirements

According to the Resolution No. 2,844/01, as amended, financial institutions based in Brazil may not allocate more than 25.0% of their RC to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their RC.

According to the Resolution No. 2,283/96, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian

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financial institutions may not exceed 50.0% of their RC.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Capital. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's Capital. Limits on repurchase operations involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

In September 2016, the Central Bank prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate. However, the execution, extension or renewal of repurchase transactions based on securities issued or accepted up until 29 September 2016 will be accepted until December 31, 2017, provided that the following are observed: (i) the maximum term of twelve months; and (ii) the maintenance of the accounting balance related to the total of transactions in an amount equal to or less than 110,0% of the total accounting balance calculated on the base date of August 31, 2016, whereby from May 1, 2017, the amount will be 50.0% of the total accounting balance calculated for the same base date.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

Beginning in 1999, the Central Bank adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011 the Brazilian real has depreciated against the U.S. dollar and the Central Bank has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank does not impose limits on long positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) and short positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

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Treatment of loans and advances

Financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank criteria relating to:

•      the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•      the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

A loan and advance operation may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the operation, among others, in order to identify potential loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's Capital, and once every 12 months for all loan operations, with certain exceptions.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following maximum risk classifications:

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Financial institutions are required to determine, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation, as follows:

Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•      a breakdown of the business activities and nature of borrowers;

•      maturities of their loans; and

•      amounts of rescheduled, written-off and recovered loans.

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data in accordance with several requirements and may allow discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Exclusivity in loans and advances to customers

In January 2011, Central Bank Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

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Regulation of the debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, which came into force in April 2017, the Central Bank started regulating the financing of the debit balance of the credit card invoice and other post-paid instruments, not settled in full at maturity.

According to the new standard, the credit card companies will no longer be able to finance the balance due from customers through the revolving credit for more than a month. Therefore, after the maturity of the bill in the following month, if there is still a debit balance due on the amount that is the object of the revolving credit, this can be financed by a line of credit in installments, to be offered by the financial institution, with better conditions or settled in full by the client.

Brazilian Clearing System – (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions' credit and liquidity risks.

The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions authorized by the Central Bank are also required under the rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these rules, institutions are required to maintain, at least:

•      liquidity risk management policies and strategies, which are clearly evidenced and set operational limits and procedures aimed at exposure to liquidity risk at a level required by the Management;

•      processes to identify, assess, monitor and control liquidity risk exposure during different time frames, including intraday and comprising at least a daily assessment of operations with settlement terms below 90 days;

•      an assessment, at least annually, of the processes described in the previous item;

•      funding policies and strategies that provide for adequate diversification of fund sources and maturity terms;

•      liquidity contingency plan, which is updated on a regular basis and sets responsibilities and procedures to face liquidity stress scenarios;

•      regular stress tests with short and long-term idiosyncratic and systemic scenarios, whose results should be considered when designing or revising policies, strategies, limits and the liquidity contingency plan; and

•      liquidity risk assessment as part of the process of approving new products, as well as an assessment of how compatible these products are with existing procedures and controls.

Financial institutions were positively affected by the restructuring of the SPB. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

The Central Bank and CVM have the power to regulate and supervise the SPB.

In October 2013, Law No. 12,865/13 was enacted providing for payment arrangements and payment institutions that are part of SPB. In November 2013, in order to regulate this law: (i) the CMN established guidelines for the regulation, surveillance and supervision of payment institutions and payment arrangements that are part of SPB; and (ii) the Central Bank: (a) defined requirements and procedures to authorize the

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establishment and operation, cancellation of authorization, control changes, structure of management positions, name and head office location, corporate reorganizations, conditions to hold management positions in payment institutions and authorization for financial institutions to provide payment services; (b) created a regulation to govern, among others, provision of payment services in the ambit of payment arrangements that are part of SPB, and established criteria according to which payment arrangements will not be part of SPB, among others; and (c) established rules on risk management, minimum capital requirements, governance of payment institutions, preservation of value and liquidity of payment account balances.

In April 2014, the Central Bank changed the rules regarding any payment institutions and any related arrangements. The main changes were as follows: (i) it determined that the payment institutions shall deposit with the Central Bank the amounts corresponding to the electronic balance of any payment accounts, plus the electronic balance of any amounts being transferred between payment accounts within the same payment institution. To ensure the viability of the Brazilian Payment System (SPB), such deposit should be affected gradually; starting with 20.0% in 2014 and increasing to 100% in 2019; and (ii) it reviewed the definition of arrangements that may be considered an integral part of the SPB.

As of September 2015, the Central Bank issued Circular No. 3,765/15 amending Circular No. 3,682/13 and bringing significant changes in the rules applicable to payment agreements that are part of the SPB.

The main changes are: (i) centralized compulsory clearing and settlement of credit or debit electronic orders through a clearing and settlement system authorized by the Central Bank; (ii) new requirements for interchangeably operating arrangements, the introduction of “home institution” concept, the change of criteria to maintain closed payment arrangements; and (iii) the change of terms to decrease minimum operating volumes applicable to payment arrangements that are not part of the SPB.

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•      suffers losses due to mismanagement, putting creditors at risk;

•      repeatedly violates banking regulations; or

•      is insolvent.

Intervention may also be ordered upon the request of a financial institution's management and may not exceed 12 months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

•      the institution's economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•      management commits a material violation of banking laws, regulations or rulings;

•      the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•      upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution's creditors.

As a consequence of administrative liquidation:

•      lawsuits pleading claims on the assets of the institution are suspended;

•      the institution's obligations are accelerated;

•      the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•      interest does not accrue against the institution until its liabilities are paid in full; and

•      the limitation period of the institution's obligations is suspended.

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Temporary Special Administration Regime

The Temporary Special Administration Regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•      repeatedly makes transactions contravening economic or financial policies under federal law;

•      faces a shortage of assets;

•      fails to comply with compulsory deposit rules;

•      has reckless or fraudulent management; or

•      has operations or circumstances requiring an intervention.

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos - FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from customers.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000 and has been kept by the Central Bank at this level since then. In 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

In February, 2016, the percentage of the contribution on instruments listed in article 2, paragraphs I to X from Appendix II of Resolution No. 4,222/13 was changed to 0.0125%, even if correspondent credits are unsecured.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$5.0 billion by December 2014 or R$3.0 billion as of January 2015) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 2008, earning interest monthly at the SELIC rate as of May 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank in June 2008, earning interest monthly at the SELIC rate as of May 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December of the previous year, adjusted by the SELIC rate: (i) 1.6 as of June 2013; and (ii) 2.0 as of January 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•      40.0% from January 1, 2013;

•      60.0% from January 1, 2014;

•      80.0% from January 1, 2015; and

•      100.0% from January 1, 2016.

In May 2013 Resolution No. 4,222/13 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. In addition to increasing the maximum amount of the guarantee provided by the FGC to R$250,000, agribusiness notes (“LCA”) were included in credits guaranteed by FGC. In August 2013, the Central Bank amended and consolidated the provisions related to the calculation basis and

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payment of common contributions by the FGC-associated institutions. The rules governing the FGC are changed on a periodic basis.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•      their activities;

•      their financial, operational and management information systems; and

•      their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board is also responsible for verifying compliance with all internal procedures.

Restrictions on foreign investment

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our capital stock is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Central Bank Circular No. 3,461/09, as amended, financial institutions must:

•      keep up-to-date records regarding their customers;

•      maintain internal controls and records;

•      record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

•      keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

•      keep records of all check transactions; and

•      keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended. Pursuant to Circular No. 3,461/09, amended by Circulars No. 3,517/10, No. 3,583/12 and No. 3,654/13, financial institutions must implement control policies and internal procedures.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives, heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Central Bank Circular No. 3,654/13 expanded such list to include other members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments.

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Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals under their management; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

In July 2012, Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to the Controlling Council of Financial Activities (“COAF”), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million. In June 2013, the CVM enacted an instruction that conformed regulation of this government agency to Law no. 12,638/12, establishing the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

In October 2014, the CVM issued Instruction No. 553/14 which, among other issues, (i) firmly states that any business relationship may only be initiated or kept after the arrangements related to the registration process and the “Conheça seu Cliente” (know your customer) Policy are adhered to; and (ii) requires a statement on the purpose and nature of the business relationship with the institution, making it clear that said statement may be obtained upon the update of registration data of already-existing customers.

In November 2014, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also: (i) adopt procedures and controls to confirm information on customer’s identification, which may, among others, match the information provided by the end users against information available in public or private data bases; and (ii) implement AML/CTF risk management systems to provide for the identification and assessment of such risk, as well as carry out mitigation measures proportionate to the risks identified, particularly for high risk cases.. These changes were made to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20, such as Brazil. Although applicable rules to payment institutions were expanded, a more flexible approach was applied to prepaid accounts, as the limit for simplified identification was changed from R$1,500 to R$5,000 and the range of information to be kept for payment accounts opened by individuals was reduced.

Further, in November 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In October 2015, Law No. 13,170/15 was enacted, which deals with the lawsuit for the freezing of assets, values and rights of possession or ownership and all other rights, real or personal, of ownership, directly or indirectly, of individuals or entities subject to this type of sanction by the resolutions of the United Nations Security Council – CSNU. This standard was issued to establish a faster procedure to block the assets located in Brazil, seeking to prevent the use of the assets in question in the practice of crimes against humanity.

This law was regulated by means of Circular No. 3,780/16, which provides the procedures to be adopted by financial institutions and other institutions authorized to operate by the Central Bank to meet that

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standard, including with respect to communications with the competent authorities in the case of a freezing of assets.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign.

Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non–exclusive interest or benefit.

This law provides for penalties in amounts ranging from 0.1% to 20.0% of the gross revenues earned in the financial year preceding the financial year in which the administrative proceedings was commenced. In applying such sanctions, the existence of internal mechanisms and procedures for integrity, auditing and encouragement of whistle-blowing as well as effective implementation of codes of ethics and conduct of the legal entity, will be taken into consideration, among others.

Social and environmental responsibility

In April 2014, the CMN approved Resolution No. 4,327/14, introducing guidelines for the establishment and implementation of the Social and Environmental Responsibility Policy (PRSA) by financial institutions. Aimed at formalizing basic procedures and guidelines for this process, in August 2014 the Brazilian Federation of Banks (FEBRABAN) published the Banking Self-Regulation System Instruction ("SARB") No. 14, establishing a self-regulation program for the development and implementation of PRSA for financial institutions that are signatories of the Banking Self-Regulation System, such as Bradesco.

This set of legislation, comprising resolutions and self-regulations, establishes that such policy must establish guidelines to drive social and environmental actions in business and other activities, as well as its relationship with any interested parties. Accordingly, the institution should take into account the nature and complexity of its activities, as well as its level of exposure to the social and environmental risk, defined by observing the principles of proportionality, efficiency and relevance, respectively.

The law established an adjustment period for institutions to adjust their systems and processes to these new requirements, so that the PRSA be approved, and for the start of the respective action plan, according to the schedule below: (i) until February 2015, by the institutions required to implement the Internal Capital Adequacy Assessment Process (ICAAP), according to regulation in force; and (ii) until July 2015, by other institutions.

In advance of Resolution No. 4,327/14, a five-year strategic plan was built under the guidelines of our Diretoria Executiva and involving all of our areas.  Its main purpose was to establish a clear connection between the sustainability actions and the business, allowing for the diligent management of risks and opportunities. Developments have delivered good results and, over the years, they have also helped us integrate market trends and needs.

Audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

•      be audited by an independent accounting firm; and

•      have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of any event that may materially adversely affect the relevant financial institution's status.

In the case of insurance companies, pension plan entities, capitalization companies and reinsurers, the applicable standards determine the replacement of the independent auditor and the members responsible for the independent audit, every five fiscal years, whereby the independent accounting firm and the professionals replaced may only be reinstated after three years of their replacing. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

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Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with BR GAAP, applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is subject to review by our independent auditors. Additionally, as required by CMN Resolution No. 3,786/09, we also are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company's management that their provision of these services does not affect the independence and objectivity required for external auditing services.

In May 2004, the CMN enacted new auditing regulations applicable to all financial institutions based in Brazil; which were later revised. Under these regulations, we are required to appoint a member of our Management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having Capital of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operation of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions.

Since July 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

In September 2009, the Central Bank issued rules setting criteria for auditors on the latter preparation of reports on the quality and compliance of the internal controls systems, and on non-compliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement; and (vi) deficiencies identified.

In July 2016, the Federal Accounting Council issued standards that compose the New Independent Auditor Report (“NRA”) and submit the audits of financial statements for the financial year ended December 31, 2016 to a new set of Brazilian and international standards, requiring a new format for the independent auditors report.

The new auditor's report introduces a section in the audit report called "Key Audit Matters" (“PAAs”), governed by NBC TA provision No. 701 and applicable to the entity whose shares, quotas or debt, are quoted or listed on a recognized stock exchange or are sold in accordance with the regulations of a recognized stock exchange or any corresponding body. The provision NBC TA No. 701 deals with the auditors' responsibility of communicating the key audit matters in their report on the financial statements. Under the new standards, to determine which issues should be treated as PAAs, the auditor should consider and indicate them in the report: (i) the areas assessed as being at a greater risk of distortion or the significant risks identified; (ii) the areas of significant judgment of the auditor related to areas of the financial statements that were also the subject of significant judgment by management, including the identified

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accounting estimates with a high level of uncertainty; and (iii) the effect on the audit with respect to facts or significant transactions that occurred during the course of the audited period.

The standard also provisions that a PAA should not be disclosed if applicable standards prohibit the public disclosure of the matter and if the negative consequences of such disclosure might outweigh the benefits of the communication to the public.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities’ should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, which became effective in November 2004, and has been amended a number of times since then, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its net equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. Instruction No. 555/14 became effective in October 2015.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, authorized by the Central Bank or the CVM to carry out such activities.

In addition to the limitations specified in each financial investment fund's bylaws, they may not:

•      invest more than 10.0% of their net assets in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;

•      invest more than 20.0% of their net assets in securities issued by the same financial institution authorized to operate by the Central Bank (including the fund administrator); and

•      invest more than 5.0% of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Under the previous regulation (Instruction No. 409/04), the qualified investor funds required a minimum investment of R$1 million per investor and were subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the current regulation (Instruction No. 555/14), this privilege is eligible only for funds for professional investors.

In addition, CVM Instruction No. 409/04 stated that funds could hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulated this possibility, there is no limit; (ii) for multimarket funds, up to 20.0% of net assets; and (iii) for other funds, up to 10.0% of

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net assets. Instruction No. 555/14 changed these limits to: (i) no limits, for funds classified as “Fixed Income – Foreign Debt,” funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment,” and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its net equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its net equity for general public funds.

Also in December 2014, the CVM established a new concept for qualified and professional investors. Companies and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1 million. These definitions became effective in October 2015.

Regulation of brokers and dealers

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•      with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•      collect commissions from their customers related to transactions of securities during the primary distribution; or

•      acquire assets, including real estate properties, which are not for their own utilization; with certain exceptions.

Broker and dealer firms' employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

Regulation of Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the "Leasing Law") and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Insurance regulation

The Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies only through qualified brokers.

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 321/15, amended by CNSP Resolution No. 343/16, solvency and

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security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•      act as financial institutions by lending or providing guarantees;

•      trade in securities (subject to exceptions); or

•      invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Under Complementary Law No. 126/07, the ceding party, (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60.0% in the first three years as of January 2007; and (ii) 40.0% in subsequent years. Under SUSEP Resolution No. 225/10, insurance companies must have contracts with local reinsurers for at least 40.0% of ceded reinsurance in facultative or automatic contracts. The new rule will apply to existing automatic contracts upon renewal or as of March 2012, whichever is earlier.

The new law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, open pension plan entities and local reinsurance companies. The main changes in such regulation were the following:

•      consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (PRS);

•      establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement (“CMR”), so that the companies can promptly react to unexpected losses incurred by their capital;

•      changes to the base capital for open pension plan entities constituted as business corporations; and

•      exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to Supplementary Pension Plan Open Entities (“EAPC”), which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, supplementary pension plan open entities, capitalization companies and reinsurance companies. The CNSP Resolutions No. 316/14 and No. 317/14 were revoked by Resolution No. 321/15, which went into effect in August 2015, and began regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital based on the underwriting, operating and market credit risks, adjusted net worth, criteria for investments, accounting standards, accounting audit and independent actuarial audit and Audit Committee relating to insurance companies, EAPC, capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were amended and consolidated by Circular No. 445/12.

There is currently no restriction on foreign investment in insurance companies.

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Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the "Health Insurance Law," containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the set up, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and open supplementary pension fund entities.

Taxes on our main transactions

Taxes on financial transactions (“IOF”) on loan transactions

IOF levied on loan transactions has as its taxable event the delivery of the obligation amount or value, or the event of making it available to the interested party.

Rate applicable to loan and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 2015, 0.0082% to or individual borrowers.

This IOF rate will be charged on principal available to borrowers regarding the loans and advances, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF on the transactions mentioned above, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. For legal entities, IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loan transactions is levied on transactions between individuals and legal entities domiciled in Brazil, as well as on transactions whose creditor resides in Brazil, even if the debtor is located abroad. However, the IOF is not levied on loan transactions where the lender is located abroad and the borrower is in Brazil.

IOF on insurance transactions

IOF levied on insurance transactions has as its taxable event the receipt of premium. Applicable rates are as follows:

•      0.0% on: (i) reinsurance transactions; (ii) transactions related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance transactions for export credits and international merchandise transportation; (iv) aeronautical insurance and civil liability of airlines; (v) premiums intended to finance life insurance plans with survival coverage; and (vi) guarantee insurance;

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•      0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•      2.38% private health insurance business; and

•      7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per year. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Social contribution tax payable by financial institutions is calculated based on a rate of 20.0% from September 2015 through December 2018, and a rate of 15.0% as from January 2019.

Due to taxation on universal bases, companies based in Brazil are taxed based on their global income rather than income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

With respect to affiliates, by the general rule of Law No. 12,973/14, affiliates abroad will have their dividends (and not the corporate profit) taxed at the time of effective distribution, nevertheless, with two exceptions: (i) cases in which they are domiciled in a tax haven; or (ii) that adopt a sub-taxation scheme, or in which they are treated as subsidiary. With regard to the rules applicable to the subsidiaries, the new discipline introduced by Law No. 12,973/14 foresees that the legal entities in Brazil with a stake in a subsidiary abroad must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (those calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation of actual income and from the calculation base of the Social Contribution.

In June 2010, legislation in Brazil introduced thin capitalization rules, and limited deduction for interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the company based in Brazil making a payment, debt may not exceed the equivalent to twice such shareholders' interest in the total equity of the company based in Brazil. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total equity of the company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the equity of the company resident in Brazil. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the equity of the company based in Brazil. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income and social contributions taxes.

Also beginning in June 2010, tax deductions for any payment to a beneficiary resident or domiciled in a country considered a tax haven became subject to the following requirements in addition to others already stipulated in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of the 2011 calendar year, the election of tax regime for taxation of exchange-rate variations may only be exercised in January of each calendar year and may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry Directive.

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PIS and Cofins

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and Cofins. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

Since August 2004, the PIS and Cofins rates due on financial revenues were of 0.0%, including those arising from operations carried out for purposes of hedge, earned by legal entities subject to the system of non-accrual of these contributions. In April 2015, Decree No. 8,426/15 establishes that from July 2015, the rates shall be reestablished to 0.65% and 4.0%, respectively, including with respect to the revenue arising from hedge operations. However, even before the production of the effects of Decree No. 8,426/15, the normative was changed with the promulgation of Decree No. 8,451/15, which reassured the maintenance of the zero rate for contributions to PIS and Cofins, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) of hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market.

Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the "accrued" procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. In spite of this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and Cofins taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

b)    environmental policy of the issuer and costs incurred for the fulfillment of environmental regulation and, where applicable, of other environmental practices, including adherence to international standards of environmental protection

In April 2014, CMN approved Resolution No. 4,327/14, establishing guidelines for the establishment and for the implementation of Social and Environmental Responsibility Policy (“PRSA”) by financial institutions.

The Organization’s internal policies and standards have guidelines that aim to ensure business practices are aligned with environmental protection, taking into account the risks and opportunities of environmental effects. They provide for the integrated management of socio-environmental risk to other types of risk, in addition to determining the compliance with laws and regulations that govern environmental management and that also establish guidelines for reducing environmental impacts related to the Organization’s own activities.

The guidelines and strategies for incorporating environmental and sustainability policies are generally governed by the Sustainability Committee and Commission, which are multi-departmental and include the participation of executive members, and aims to ensure the applicability of the policies and standards.

With a focus on improving performance in sustainability, we have been conducting the structuring, deployment and monitoring of projects, with targets and indicators, with themes such as relationship and

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7. Issuer's activities

customer satisfaction, development of suppliers, risk management, business opportunities, engagement of stakeholders, people management and climate change, among others.

We also seek to incorporate and to constantly improve the criteria for managing social and environmental risks, from business relations with customers, through financing and investment and with the supply chain.

In 2015, the socio-environmental risk was incorporated into the governance structure of risks and there was deliberation, by the Executive Committee of the Operational and Socio-environmental Risk Management, of the Socio-environmental Risk Standard, which aims to state the scope of the evaluation regarding the exposure of the Organization to socio-environmental risks in credit operations, guarantees, investments, and with suppliers through the identification, evaluation, classification, monitoring, and mitigation of socio-environmental risks.

Part of the scope of the Socio-environmental Risk Standard is the verification as to the existence of contaminated and banned areas in credit operations and suppliers, as well as the evaluation of financing projects and of companies with a high potential for socio-environmental impacts, in additions to clients with any evidence of involvement in illegal activities.

We are a signatory of the Ecuador Principles since 2004, whereby the implementation of the commitment includes, in addition to the Project Financing of over US$10 million, the corporate financing projects with value greater than US$100 million, provided that: (i) the individual financial institution commitment is at least US$50 million; (ii) the customer has operational control of the project; and (iii) the financing period is at least two years.

Project financing operations, covered by the Ecuador Principles, and also those with identified environmental risks are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. Internal audits and visits "in loco" are made in the process of social and environmental assessment of such operations and, for high-risk operations, we also have independent audits. When nonconformities are identified, during the process of monitoring obligations, the preparation of an action plan by the borrower is required, with measures and deadlines for adequacy.

Our supplier management requires the environmental evaluation of every company that provides a service to Bradesco and periodically monitors any potential risks or effects under the socio-environmental aspect. Additionally, suppliers that are considered critical are submitted to socio-environmental auditing.

Aligned with the incorporation of socio-environmental aspects in business, BRAM’s mission has been to provide superior and sustainable returns in managing the investments of clients. In 2016, the area managed R$569.5 billion, of which R$86.6 billion were evaluated as taking into Account Environmental, Social, and Corporate Governance (“ASG”) issues, representing 15.2% of total assets – significantly increasing the analyzed percentage since the beginning of the process of integrating ASG aspects with the evaluation of companies.

It should be noted that, due to high interest rates in Brazil, investments in public securities are greater than the demand for investment in companies, either in variable income or via corporate fixed income. Thus, taking into account the amount invested in companies, BRAM currently has ASG for 100% of the assets.

BRAM also conducts engagement activities for companies and business partners to adopt the best practices in their fields of business and annually discloses the results in the Transparency Report of the Principles for Responsible Investment (“PRI”), of which it is a signatory. Its professionals receive training on metrics and evaluation methodologies to transversally incorporate ASG aspects into investment decisions.

Among the various products and services that are offered to clients is the ISE Fund, whose benchmark is B3’s Business Sustainability Index (“ISE”), with investments in shares of Companies that demonstrate a concern for sustainability; governance funds composed of shares of Companies that integrate B3’s Differentiated Corporate Governance Index (“IGC”); and the SRI (socially responsible investment) credit fund, the only one of its kind in the domestic market, of companies that show that they are better prepared for social and environmental challenges.

The application of the PRI, which takes place transversally to the activities of investment and relationship with BRAM’s stakeholders, has the following scope and practices:

  integration of ASG issues with the analysis and management of assets;
  involvement of investees;
  creation of a database of ASG information from investees;

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7. Issuer's activities

  training of BRAM professionals in ASG issues and its importance to investment activities;
  institutional participation of BRAM in forums and work groups related to the issue of responsible investment; and
  flow of information from reporting on the increased application of the principles in the Organization, to the PRI, and BRAM.

For more information, the document is available on: https://www.bradescoasset.com.br/

c)     reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Bradesco activities.

7.6 - Relevant revenues coming from foreign countries

Bradesco does not get relevant revenues from its holdings in foreign countries.

7.7 - Effects of foreign control on activities

Since they do not provide relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the Bank.

7.8 - Socio-environmental policies

In relation to socio-environmental policies, indicate:

a)     if the issuer discloses social and environmental information

Bradesco's Integrated Report comprises financial and non-financial information (business, operational, environmental and governance) and presents a broad vision of our practice guidelines, corporate positioning, strategies and business outlooks, as well as our operations, initiatives and projects.

b)    the methodology followed in preparing such information

In 2016, under the direction of Senior Management, we reviewed our priority issues to generate value for the Organization, based on a broad analysis of domestic and international references, and subsequent engagement of our main stakeholders to prioritize issues. The updated version of the Classification Framework presents the fundamental business issues to be addressed in the disclosure of information to the market.

Our Integrated Report is elaborated on the basis of the G4 guidelines for corporate reports, Global Reporting Initiative (“GRI”), in its essential version, as well as on the structure of the integrated report, which was recommended by the International Integrated Reporting Council (IIRC).

The commitment to transparency is protected by our governance structure, which includes the Sustainability Committee, composed of members of the Board of Directors and the CEO. In 2016, the Sustainability Committee was restructured and now has four executive members, in addition to the department officers of ten offices. The measure promotes greater interaction between forums, facilitating decision-making and speeding-up projects.

c)     if this information is audited or reviewed by an independent entity

The process of preparation and the information published in the document were ensured by KPMG Auditores Independentes.

d)    the page on the internet where this information can be found

More information about the Integrated Report, the Social and Environmental Responsibility Policy and other Bradesco’s policies, practices and rules, is available on:

•         banco.bradesco/ri; and/or

•         www.bradescosustentabilidade.com.br

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7. Issuer's activities

7.9 - Other relevant information

There is no other information deemed relevant at this time.

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7. Issuer's activities

8. Extraordinary business

8.1 - Extraordinary business

All disposals and acquisitions of assets that we consider relevant for the years 2016, 2015 and 2014 have been duly described in item 15.7 of this Reference Form.

8.2 - Significant alterations in the issuer's manner of conducting business

In the years 2016, 2015 and 2014 there were no significant alterations in the issuer's manner of conducting its business.

8.3 - Significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries

All contracts that we consider relevant for the years 2016, 2015 and 2014 have been duly described in item 15.7 of this Reference Form.

8.4 - Other relevant information

There is no other information deemed relevant at this time.

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8. Extraordinary business

9. Relevant assets

9.1 - Relevant non-current assets – others

There are no other relevant goods relating to non-current assets, which have not been disclosed in this item.

a)     fixed assets, including those subject to rent or lease, identifying location

Description of fixed asset	Country of location	State of location	Municipality of location	Property type
Head Office – Cidade de Deus	Brazil	SP	Osasco	Rented
Alphaville Center	Brazil	SP	Barueri	Rented
Comenalle Building	Brazil	SP	São Paulo	Rented
Santa Cecília	Brazil	SP	São Paulo	Rented
Prime Av. Paulista	Brazil	SP	São Paulo	Rented
Nova Central	Brazil	SP	São Paulo	Rented
Administrative Center – Tower	Brazil	SP	São Paulo	Owned
Administrative Center – Vila Leopoldina	Brazil	SP	São Paulo	Owned
Administrative Center – Xaxim	Brazil	PR	Curitiba	Owned
Administrative Center – Palácio Avenida	Brazil	PR	Curitiba	Owned
Administrative Center – Kennedy Building	Brazil	PR	Curitiba	Owned

b)    intangible assets such as patents, trademarks, licenses, concessions, franchises and contracts of technology transfer, and the domain name on the internet

Reason for not completing the chart:

There are no non-current assets relevant to the development of the activities of Bradesco that fit in this item.

c)     companies in which the issuer has participation:

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment bank	99.810000
12/31/2016	22.168392	0.000000	344,458,698.91	Market value
12/31/2015	9.827379	0.000000	47,652,585.19	Book value	12/31/2016	8,441,776,000.00
12/31/2014	-19.786264	0.000000	2,453,444,246.47
Reasons for the acquisition and maintenance of such participation

The company is part of the strategy of the Bradesco Organization and was established with the purpose of consolidating, developing and bringing focus to new niches in the domestic and international capital market.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	Subsidiary	Brazil	SP	Osasco	Cards	100.000000
12/31/2016	-0.031426	0.000000	144,200,000.00	Market value
12/31/2015	-94.401395	0.000000	6,770,991,385.96	Book value	12/31/2016	2,373,107,000.00
12/31/2014	961.966093	0.000000	1,472,586,647.90
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization and was established in order to centralize and focus businesses related to credit card activity.

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9. Relevant assets

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
12/31/2016	2.181058	0.000000	623,850,000.00	Market value
12/31/2015	-60.532525	0.000000	1,308,150,000.00	Book value	12/31/2016	9,860,750,000.00
12/31/2014	-11.583874	0.000000	7,043,518,010.28
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization, working mainly on vehicle financing and leasing activities to customers and not customers of the Bradesco Organization.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Consortium Management	100.000000
12/31/2016	20.097965	0.000000	30,000,000.00	Market value
12/31/2015	35.141198	0.000000	5,861,199.59	Book value	12/31/2016	3,762,369,000.00
12/31/2014	27.684908	0.000000	113,000,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in consortium with the real estate, cars, trucks, tractors sectors, machinery and equipment.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
12/31/2016	5.501525	0.000000	28,050,000.00	Market value
12/31/2015	3.841715	0.000000	175,695,000.00	Book value	12/31/2016	3,268,260,000.00
12/31/2014	-34.631110	0.000000	2,106,450,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in the leasing sector.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradseg Participações S.A.	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	Holding	100.000000
12/31/2016	25.599978	0.000000	3,750,000,005.49	Market value
12/31/2015	1.971875	0.000000	1,219,008,864.16	Book value	12/31/2016	25,436,907,000.00
12/31/2014	18.702168	0.000000	1,034,670,823.63
Reasons for the acquisition and maintenance of such participation

A company formed with the purpose of centralizing the entity’s share in the insurance, pension plan and capitalization sector, it owns 100% of shares in companies: Bradesco Auto /RE Companhia de Seguros; Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; and Bradesco Vida e Previdência S.A.

9.2 - Other relevant information

Item 9.1.c)

For the amount of received dividends and interest on shareholders’ equity, the net income tax is to be considered.

Bradesco BBI:

•         On May 31, 2016, the Central Bank approved the minutes of the Annual and Special Shareholders’ Meeting of April 25, 2016, which resolved to increase the share capital by R$571 thousand, increasing it from R$4,537,929 thousand to R$4,538,500 thousand, without issuing shares, through the capitalization of a portion of the balance of the account

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9. Relevant assets

“Capital Reserve – Goodwill on the subscription of shares”, and by R$331,500 thousand, increasing it from R$4,538,500 thousand to R$4,870,000 thousand, by issuing 223,211,285 registered common shares, with no par value.

Bradesco Cartões S.A.:

•         On November 4, 2016, the Central Bank approved the minutes of the Annual and Special Shareholders’ Meeting of October 7, 2016, which resolved to increase the share capital of R$17,878 thousand through the incorporation of a demerged portion of the equity of HSBC Bank S.A. – Banco Múltiplo, by issuing 15,988,491 new shares, of which 7,994,246 are common and 7,994,245 are preferred;

•         On May 24, 2016, the Central Bank approved the minutes of the Annual and Special Shareholders’ Meeting of April 27, 2016, which resolved to increase the share capital of R$42,000 thousand through the capitalization of a portion of the balance “Profit Reserve – Statutory Reserve”, without issuing shares;

•         On November 27, 2015, the Minutes of the Special Shareholders’ Meeting of November 17, 2015 were approved by the Central Bank, which deliberated the increase in capital share of R$322,411 thousand through the capitalization of a portion of the balance of the "Profit Reserve – Legal Reserve", without any issuance of shares, and reduction of capital of R$37,203,879 thousand without the cancellation of shares, which is R$36,997,777 thousand in kind and R$206,102 thousand through the transfer of shareholding participations in other subsidiaries of the Organization; and

•         On December 12, 2014, the Central Bank approved the Minutes of the Special Shareholders’ Meeting of February 28, 2014, acting to increase the share capital to the amount of R$35,625,013 thousand, upon the issuance of 2,024,793,985 new book-entry shares, 1,012,396,993 common and 1,012,396,992 preferred, with no par value, by the incorporation of Dueville Holdings S.A.

Bradesco Financiamentos S.A:

•         On April 9, 2015, the Minutes of the Special Shareholders’ Meeting of March 31, 2015 were approved by the Central Bank, which deliberated the reduction in capital share to the amount of R$15,000,000 thousand, without the cancellation of shares.

Bradesco Administradora de Consórcios Ltda.:

•         On April 29, 2016, the Private Instrument of Amendment of the Bylaws of the Company decided to increase the capital share by R$170,000 thousand, raising it from R$1,300,000 thousand to R$1,470,000 thousand, through the capitalization of a portion of the account balance of the "Profit Reserve – Statutory", to the amount of R$170,000 thousand, with the creation of 170,000,000 quotas, with a nominal value of R$1.00 each, assigned to the quota-holder Bradesco and approved by quota-holder Banco Alvorada S.A (a subsidiary of Bradesco). The process was approved by the Central Bank on May 31, 2016;

•         On April 28, 2015, the Private Instrument of Amendment of the Bylaws of the Company decided to increase the capital share by R$360,000 thousand, raising it from R$940,000 thousand to R$1,300,000 thousand, through the capitalization of a portion of the account balance of the "Profit Reserve – Statutory", to the amount of R$360,000 thousand, with the creation of 360,000,000 quotas, with a nominal value of R$1.00 each, assigned to the quota-holder Bradesco and approved by quota-holder Banco Alvorada S.A. The process was approved by the Central Bank on May 27, 2015; and

•         On April 28, 2014, the Instrument of Amendment of the Bylaws of the Company decided to increase the capital share by R$140,000 thousand, raising it from R$800,000 thousand to R$940,000 thousand, through the capitalization of a portion of the account balance of the "Profit Reserve – Legal Reserve”, to the amount of R$19,384 thousand and “Profit Reserve – Statutory”, in the amount of R$120,616 thousand, with the creation of 140,000,000 quotas, with a nominal value of R$1.00 each, assigned to the quota-holder Bradesco and approved by quota-holder Banco Alvorada S.A. The process was approved by the Central Bank on July 1, 2014.

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9. Relevant assets

Bradesco Leasing S.A. – Arrendamento Mercantil:

•         On November 4, 2016, the Central Bank approved the minutes of the Special Meeting of the Board of Directors of October 7, 2016, which resolved to increase the share capital of R$22,267 thousand through the incorporation of a demerged portion of the equity of HSBC Bank S.A. – Banco Múltiplo, by issuing 163 new shares.

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10. Officers’ Notes

10. Officers’ Notes

10.1 - General Financial and Equity Conditions

a)    general financial and equity conditions

The officers of the Organization understand that the Company has all of the required financial and asset conditions to ensure its compliance with obligations, guaranteeing the expansion of the business in the short- and long-terms.

The officers’ analysis is based on information from the last three financial statements on the balance sheet date, as follows:

2016

2016 was a year of great events. The conclusion of the acquisition of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participação Ltda (“HSBC Brasil”), the largest ever achieved by Bradesco, has allowed us to broaden our base of account holders and to expand our activities in strategic markets such as the Southeast, Midwest, and South. In a short period, we have integrated the platforms, the involvement of the workforce and replaced the entire brand, whilst remaining in total harmony with the outlined objectives.

Sponsoring the Rio 2016 Olympics and Paralympics in Rio de Janeiro was another demonstration of the confidence in the Country’s ability to perform. The Games gave global exposure to the “Bradesco” brand and made the Organization’s commitment to constructive attitudes, which motivate and move people, visible. This is arguably a nation’s greatest asset.

Faced with the challenges that have been imposed by the current economic situation, we reacted with increasing investments and persistent business incentives. Our strategic and budgetary planning has been successfully completed; we have improved processes that aim towards greater efficiency, and have innovated on all fronts, supported by a Service Network that is present throughout the country. Our employees are committed and determined to work consistently harder and better, in line with the current demands.

Committed to the Goals of Sustainable Development, we celebrated the 60th anniversary of Fundação Bradesco, the Organization’s primary social act. With 40 schools, primarily located in disadvantaged regions, and aimed at teaching children and teenagers, the Foundation has become a reference for education within the Country, and shines a light on the paths of social inclusion, as well as providing public welfare.

Brazil has the credentials to move forward and to resume its growth. Confident that, in 2017, we will write another chapter of achievements into our history, we reaffirm the willingness to overcome obstacles with constructive attitudes and investments, by providing the best products and services to our clients, shareholders, and investors.

We wish to thank everyone for their support, preferences, and above all, the confidence placed in Bradesco. We also thank our employees and other staff for their effort, dedication, and full commitment, which was decisive in overcoming obstacles and obtaining results.

Among the relevant events of the financial year of 2016 are the following:

•         selected, once again, to be a part of the Dow Jones Sustainability Index – DJSI of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets category. There was an increase in overall performance with an emphasis on the issues of “Crime Prevention Policies and Measures”, “Financial Stability”, and “Systemic Risk and Financial Inclusion”;

•         for the twelfth year in a row, Bradesco was recognized among the companies listed in the Corporate Sustainability Index – ISE of B3. The portfolio is reviewed annually, through the analysis of economic-financial, social, environmental, and corporate governance aspects. Integrating the index reaffirms Bradesco’s commitment to the adoption of good business practices;

•         the achievement, once again, of winning the ABRASCA Award – Best Annual Report, in the “Public Company Group 1” category, awarded by the Brazilian Association of Public Companies – ABRASCA, which recognizes a company’s commitment to transparency in its relationship with shareholders, clients, and stakeholders; and

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10. Officers’ Notes

•         in October 2016, we announced that Bradesco Seguros S.A. (“Bradesco Seguros”) and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”) signed a deal for which Swiss Re Corporate Solutions Brasil Seguros (“Swiss Re Corporate Solutions Brasil”) will take over the P&C (“Property and Casualty”) insurance and transport operations of Bradesco Seguros. This is in order to pursue the commercialization of Big Risk Insurance, and Bradesco Seguros will hold 40.0% in Swiss Re Corporate Solutions Brasil.

Net income attributable to shareholders was R$17.894 billion in the year, corresponding to an annualized return of 18.6% on average shareholders’ equity. The annualized return on average total assets was 1.5%. The consolidated shareholders’ equity attributed to controlling shareholders amounted to R$105.302 billion, and the total balance of assets was R$1.192 trillion.

Loan operations and Funding and Resource Management

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation. This preserves the expansion and diversification of the supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with various business chains.

Details of performance on our loans and our sources of funding are given below:

•         R$367.303 billion was the balance, at year end, of the loans and advances to customers, with a net allowance for losses, which presented a growth of 6.5% compared to the previous period, which was partially impacted by the effect of the consolidation of HSBC Brasil, highlighting the following products: real estate financing; personal loans, credit card and export financing;

•         R$301.663 billion in deposits from banks, including: demand and interbank deposits, funding in the open market and borrowings and onlending, which presented a 2.6% increase compared to 2015;

•         R$232.748 billion in deposits from clients, including: demand deposits, saving deposits and time deposits, a 19.7% increase compared to the previous year;

•         R$215.840 billion in technical provisions for insurance and pension plans, a 26.3% increase compared to the previous year;

•         R$52.611 billion in subordinated debt, R$41.156 billion being issued in Brazil and R$11.455 billion issued abroad; and

•         R$151.102 billion in funds from the issuance of securities, with R$144.585 billion being issued in Brazil and R$6.072 billion being issued abroad. This presented a 37.6% increase compared to the previous year, highlighting a R$36.8 billion increase of financial bills and the consolidation of HSBC Brasil.

By the end of 2016, Bradesco’s market value, considering the closing prices of the common and preferred shares, totaled R$160.813 billion (an increase of 60.7% compared to 2015), representing 1.5 times the consolidated shareholders’ equity, which was attributed to controlling shareholders on December 31, 2016.

2015

2015 was a year of achievements and advances for Bradesco, which became even more valuable. This is taking into account the uncertain situation during this period, in a context of decelerated economy, decreasing GDP and persistent inflation. We have been successful and we are convinced that the financial activity is fundamental for the country to return to the path of growth.

Since it was founded 72 years ago, Bradesco has maintained an ongoing relationship with society, driven by its vocation for the pioneering spirit and its determination to be contemporary at all times. From whichever angle that it is assessed, the democratization of banking products and services has been a constant. The culture of quality, which is the intersection point of every initiative, contributed to the evolution of the technological structure, associated with the technical and professional improvement of staff, which are pillars that distinguish us from others in the financial market.

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10. Officers’ Notes

Among the events of major relevance in 2015, we highlight the signature for the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC in Brazil. The operation, which is subject to the approval of the competent regulatory agencies, reaffirms Bradesco’s objectives to strengthen its presence and activity in the market.

In the context of corporate sustainability, the Organization maintains its commitment in the constant effort to integrate its principles into its strategic planning. In the social area, Fundação Bradesco deserves special attention, as one of the largest private social and educational programs in Brazil, with 40 schools installed in priority regions of accentuated socioeconomic deprivation, promoting free basic and quality education, and strengthening ethical values and civic-mindedness.

With renewed optimism in facing future challenges, Bradesco reiterates its positive vision in relation to Brazil. The planning of the Organization has solid foundations, proven by: the scale of what has already been achieved, its great diversification in terms of products and services, its robust financial and equity situation, its presence as one of the largest customer service networks in Brazil, its compatible presence abroad, its use of the best corporate governance practices and its qualified internal structure, in terms of experience and operational efficiency, to respond to the demands of sustained growth.

With the sentiment of overcoming adversity and of recognition, we wish to thank our clients and shareholders for their trust, support and preference; as well as the officers, employees and other collaborators, for their effort, dedication and commitment to the Organization's strategies, determinants for the results obtained.

Among the relevant events of the financial year of 2015 are the following:

•       on July 6, the signature of the partnership with FCA Fiat Chrysler Automóveis Brasil and Banco Fidis, through Bradesco Financiamentos, for a period of ten years, to finance the sales of vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil;

•       on August 6, the launch of the Espaço Bradesco Next Móvel at Shopping Iguatemi, in São Paulo; and later, on October 8 and 30, in Morumbi Shopping and Shopping Park São Caetano, respectively. The objective of this new configuration, itinerant in form, is to mark our presence in different localities, bringing the experience of the latest technologies and innovations to the public, as well as expanding the conquest of new business;

•       on August 31, the inauguration of the new premises of Grupo Bradesco Seguros in Alphaville – São Paulo, with a modern and sustainable architectural structure, where it will centralize the operations of all its segments. The integration further extends  the synergy between the areas, generating gains in productivity and quality, in addition to improving its assistance to the Branches and to clients;

•       on September 14, for the tenth consecutive year, Bradesco was selected to integrate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets portfolios. The DJSI is composed of the actions of a select list of Companies in the world, with the best practices for sustainable development; and

•       from September, Bradesco Clients can withdraw cash and check their balance without the use of the card, in the whole Rede Banco24Horas network, besides the Bradesco network, using biometric authentication with the palm of their hand.

In addition to the highlights mentioned above, in January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A.. This was done to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling the databases and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

Net income attributed to shareholders was R$18.133 billion for the year, corresponding to an annualized return of 21.1% on average shareholders’ equity. The annualized return on average total assets was 1.9%. Consolidated shareholders’ equity attributable to shareholders totaled R$90.789 billion and the total of the assets stood at R$1.026 trillion.

Loan operations and Funding and Resource Management

The challenging environment for the credit market means Bradesco must always keep its policy up-to-date and commensurate with the current economic situation, preserving the expansion and diversification of the offer, which covers the Branch Network, Banking Correspondents and Digital Channels. These differentials have contributed to the implementation of loans, in direct lending or in strategic partnerships with the various  business chains.

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The performances of our loans and their funding sources are shown below:

  R$344.868 billion was the balance, at year end, of the loans and advances to customers, with a net allowance for losses, which presented a growth of 5.1% compared to the previous period, highlighting the following products: export financing; real estate financing; personal loans and working capital;
  R$293.903 billion in deposits from banks, including: demand and interbank deposits, funding in the open market and borrowings and onlending, presenting a 5.0% increase compared to 2014;
  R$194.510 billion in deposits from clients, including: demand deposits, saving deposits and time deposits, a 7.4% decrease compared to the previous year;
  R$170.941 billion in technical provisions for insurance and pension plans, a 16.6% increase compared to the previous year;
  R$50.283 billion in subordinated debt, R$36.569 billion being issued in Brazil and R$13.714 billion issued abroad; and
  R$109.850 billion in funds from the issuance of securities, with R$99.557 billion being issued in Brazil and R$9.781 billion being issued abroad, presenting a 29.2% increase compared to the previous year and highlighting a R$16.7 billion increase of Financial Bills.

On December 31, 2015, Bradesco’s market value was R$100.044 billion.

2014

In 2014, Brazil experienced yet another important moment in its well-established democracy, promoting elections that generated great interest from the general public – who were involved through the strength of the campaigns and by the fierce contesting at the polls. Now, economic officials face the task of revisiting projections and strategies, setting the groundwork for changes that can lead the country towards a leap in development.

The Organization believes that there are reasons to feel optimistic about Brazil’s future. In this context, we hope that both a domestic economic policy and external factors, such as the recovery of the U.S. economy and the recovery efforts of the economies attached to the Euro, can create growth opportunities in the country.

At Bradesco, among the most significant events of this past year, we should emphasize our permanence in the select group of companies in the B3’s ISE (Corporate Sustainability Index), and in the Dow Jones Sustainability Index, of the New York Stock Exchange, of which it forms part of for the ninth consecutive year. As well as this we saw the launch of the payment solutions company Stelo S.A., as well as that of LIVELO S.A., which will take care of business related to a coalition loyalty program – both in conjunction with Banco do Brasil. It is also worth mentioning the opening of the second Fluvial Service Station on the Solimões River, serving 11 riverside towns along a 1,600-km extension of the river, as well as the establishment of the first branch in Vila Kennedy, a community in the west zone of Rio de Janeiro, which is aimed at the financial inclusion of approximately 130 thousand residents.

As it celebrates 71 years of existence, Bradesco boasts a strong balance sheet position that confirms the success of the strategies applied, which, in turn, are consistent with the choice of retail banking as our flagship product line for the goals of the democratization of credit and banking inclusion. Our market performance is the result of the instrumentality of an extensive and well-distributed Service Network and of our digital channels. This wide range of options is made possible by a constant and robust investment in infrastructure and, most notably, in technology, which positions Bradesco at the forefront of banking technology.

The Organization maintains its commitment to corporate sustainability, seeking to integrate its basic principles into its global strategic planning. Among its social initiatives, we should highlight the work developed by the Fundação Bradesco, which offers free and high-quality education. The foundation focuses its work on regions that face the greatest educational and healthcare shortages in the country, with a network of 40 schools that constitute one of the largest socio-educational programs promoted by the private sector on a global scale.

The strength of the Bradesco brand will remain a powerful ally in the continuous effort to earn and maintain market positions, which is further boosted by the competent and loyal dedication of its officers and employees, to whom we express our gratitude. We also wish to thank our customers and shareholders for their trust, which has allowed us to stand out from the competition.

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10. Officers’ Notes

Among the relevant events of the financial year of 2014 are the following:

•         on May 27, the second Fluvial Service Station was inaugurated aboard the ship Voyager V, in the Solimões River in the Amazon. The new ship serves approximately 50 communities and 11 cities, covering a stretch of around 1,600 kilometers between Manaus and Tabatinga and bringing banking services to riverside communities in order to make their lives easier;

•         on July 7, Bradesco was issued the Quality Certificate issued by IIA – Institute of Internal Auditors, an entity that is present in more than 130 countries, and is empowered to assess and grant the Quality Certificate to internal audits. The certificate is the recognition that Bradesco has an internal audit structure that is prepared to act independently in all of its dimensions, with an emphasis on the best practices for Risk Assessment and for the effectiveness of Internal Controls;

•         on July 17, Bradesco and the major retail Banks in the country signed a new Shareholders’ Agreement for TecBan – Banking Technology S.A., which sets forth that, in approximately four years, their external networks of Self-Service Terminals will be consolidated into Banco24Horas Network;

•         on July 28, Bradesco formalized a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda., which will provide hardware and software support and maintenance activities, which are currently provided by Scopus Tecnologia Ltda. IBM will take over the operational structure from Scopus and all support and maintenance contracts signed between Scopus and its other clients;

•         on August 4, the first branch in Vila Kennedy was opened, a community located in the west zone of the city of Rio de Janeiro, allowing for the financial inclusion of approximately 130 thousand residents;

•         on September 12, for the ninth consecutive year, Bradesco was selected to form part of the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, as part of the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets Index; on November 27, it was once again selected to form part of the Corporate Sustainability Index (ISE) of B3, which reflects the return of a portfolio that is composed of the shares of the companies with the best performance in the ISE indicators; and

•         on September 15, it earned the RA1000 Reclame AQUI, as the first bank to be awarded the RA1000, the maximum seal of quality for handling complaints that were made to the website Reclame AQUI.

Net income attributed to shareholders was R$15.315 billion for the year, corresponding to an annualized return of 20.0% on average shareholders’ equity. The annualized return on average total assets was 1.8%. Consolidated shareholders’ equity attributable to shareholders totaled amounted to R$82.168 billion and the total of the assets stood at R$930.451 billion.

Loan operations and Funding and Resource Management

The democratization of credit is part of Bradesco's strategy. This is achieved by expanding and diversifying the credit available, and by presenting more attractive interest rates. These are key factors that have increasingly boosted the volume of direct financing operations or in partnerships with market players and in other lines aimed at individuals, such as payroll-deductible loans, through an extensive network of Branches, PAs (Service Branches) and Sales Promoters.

The performances of our loans and funding sources are shown below:

  R$328.064 billion was the balance, at year end, of loans and advances to customers, with a net allowance for losses, which presented a 7.9% increase compared to the previous year, highlighting the following products: real estate financing, personal loans, rural loans and working capital;
  R$279.940 billion in deposits from banks, including: demand deposits, interbank deposits, funding in the open market and borrowings and onlending, presenting an 15.2% increase compared to 2013;
  R$210.032 billion in deposits from clients, including: demand, saving and time deposits, a 2.9% decrease compared to the previous year;
  R$146.559 billion in technical provisions for insurance and pension plans, presenting a 12.5% increase compared to the previous year;
  R$35.822 billion in subordinated debt, R$26.500 billion being issued in Brazil and R$9.322 billion issued abroad; and

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•         R$85.030 billion funds from the issuance of securities, with R$75.799 billion being issued in Brazil and R$8.971 billion being issued abroad, presenting a 46.9% increase compared to the previous year, highlighting an increase of R$19.8 billion in financial bills.

On December 31, 2014, Bradesco’s market value was R$145.536 billion. In the comparison between 2014 and 2013, the common shares of Bradesco recorded an appreciation of 7.4%, and the preferred shares registered a valuation of 20.5%. It is worth mentioning that the Ibovespa index recorded a fall of 2.9% over the same period.

The following are our key indicators:

It is important to highlight that the comments, in relation to the return on average shareholders' equity (“ROAE”) and the return on average assets (“ROAA”), are presented in item 10.1.h. Other analyses that are relevant to our financial and economic conditions related to liquidity sources and levels of indebtedness are presented in items 10.1.d, 10.1.e, 10.1.f and 10.1.h.

I.    Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements that are adopted for the Basel Accord. Starting in October 2013, the implementation of the new capital structure began in Brazil. The Brazilian Central Bank (Bacen), through Resolution No. 4,192/13, has set out the new methodology for calculating the Reference Equity (“PR” – Patrimônio de Referência), superseding Resolution No. 3,444/07. Since then, the Reference Equity has been determined based on Resolution No. 4,192/13, which determined that the preparation would be based on the “Prudential Consolidated”, as of January 2015.

The difference in the comparison between the current form of calculation of the Prudential Consolidated, and the previous Financial Consolidated, is, essentially, a reflection of the consolidation of similar companies to the financial institutions and investment funds, which became the scope, according to the regulation in force. It is important to highlight that the difference is also related to the amendment of the application of the prudential adjustments factor, as defined in Resolution No. 4,192/13, which went from 20% in December 2014 to 40% from January 2015, and to 60% from January 2016.

The calculation of our Basel Ratio is shown below:

							R$ million
	Basel III (1)			Variation
Calculation Basis	Prudential Consolidated		Financial Consolidated	2016 x 2015		2015 x 2014
	2016	2015	2014	R$	%	R$	%
Reference equity (local acronym PR)	101,127	102,825	98,605	(1,698)	(1.7)	4,220	4.3
Tier I	78,763	77,507	77,199	1,256	1.6	308	0.4
Common equity	73,747	77,507	77,199	(3,760)	(4.9)	308	0.4
Shareholders’ Equity	100,442	88,907	81,508	11,535	13.0	7,399	9.1
Minority / Other	61	-	-	61	-	-	-
Prudential adjustments provided for in Resolution No. 4,192/13 by the CMN (2)	(26,756)	(11,400)	(4,309)	(15,356)	134.7	(7,091)	164.6
Additional Capital	5,016	-	-	5,016	-	-	-
Tier II	22,364	25,318	21,406	(2,954)	(11.7)	3,912	18.3
Subordinated debts (previous to CMN Resolution No. 4,192/13)	12,560	19,513	21,406	(6,953)	(35.6)	(1,893)	(8.8)
Subordinated debts (in accordance with CMN Resolution No. 4,192/13)	9,804	5,805	-	3,999	68.9	5,805	-
Risk weighed assets - RWA	656,189	612,217	597,213	43,972	7.2	15,004	2.5
Credit risk	589,977	556,441	544,798	33,536	6.0	11,643	2.1
Operational risk	50,444	37,107	30,980	13,337	35.9	6,127	19.8
Market risk	15,768	18,670	21,435	(2,902)	(15.5)	(2,765)	(12.9)
Total Index	15.4%	16.8%	16.5%	(1.4) p.p.		0.3 p.p.
Tier I capital	12.0%	12.7%	12.9%	(0.7) p.p.		(0.2) p.p.
Common equity	11.2%	12.7%	12.9%	(1.5) p.p.		(0.2) p.p.
Additional Capital	0.8%	-	-	-		-
Tier II capital	3.4%	4.1%	3.6%	(0.7) p.p.		0.5 p.p.
Subordinated debts (previous to CMN Resolution No. 4,192/13)	1.9%	3.2%	3.6%	(1.3) p.p.		(0.4) p.p.
Subordinated debts (in accordance with CMN Resolution No. 4,192/13)	1.5%	0.9%	-	0.6 p.p.		-

(1) From October 2013, reference equity is calculated as per Resolution No. 4,192/13, which establishes that the calculation is based on the "Financial Consolidated" until December 2014 and on the "Prudential Consolidated" as of January 2015; and

(2) Criteria used, as of October 2013, by Resolution No. 4,192/13 (including subsequent amendment).

In December 2016, the Reference Equity of the Prudential Conglomerate stood at R$101,127 million, against risk-weighted assets totaling R$656,189 million. The Basel Ratio reached 15.4% and the Tier I Capital ratio reached 12.0%, a decrease of 0.7 p.p. compared to December 2015. This was mainly impacted

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10. Officers’ Notes

by: (i) the effect of the consolidation of HSBC Brasil, which influenced: (a) the risk-weighted assets; (b) goodwill/ intangible assets; and (c) the other prudential adjustments, which were also impacted by the change in the implementation of the adjustment factor, as defined in the Resolution No. 4,192/13, which went from 40% in January 2015, to 60% from January 2016; and was partly offset by: (ii) the issuance of subordinated bonds, which were authorized by the Central Bank, to compose Tier I/Complementary Capital, in the amount of R$5.0 billion.

In December 2015, the Reference Equity of the Prudential Consolidated reached the amount of R$102,825 million, compared to assets weighted by the risk of R$612,217 million.

It is worth mentioning that, in the fourth quarter of 2015, the Central Bank authorized the Subordinated Financial Bills to compose Tier II. The restated amount on December 31, 2015 reached R$5,805 million.

In the light of the amendment to the criterion of consolidation, which began contemplating companies similar to financial institutions and investment funds, the indexes of 2015 cannot be compared to the indexes of 2014.

II. Operating Coverage Ratio

R$ million
Calculation Basis	2016	2015	2014	Variation
				2016 x 2015		2015 x 2014
				R$	%	R$	%
Personnel expenditure	(17,004)	(14,058)	(13,668)	(2,946)	21.0	(390)	2.9
Administrative Expenses	(16,150)	(13,722)	(12,972)	(2,428)	17.7	(750)	5.8
Total (A)	(33,154)	(27,780)	(26,640)	(5,374)	19.3	(1,140)	4.3
Net fee and commission income (B)	20,341	17,821	16,739	2,520	14.1	1,082	6.5
Operating Coverage Ratio (B)/(A)	61.4%	64.2%	62.8%	-2.8 p.p.		1.4 p.p.

In the comparison between 2016 and 2015, there was a decrease of 2.8 p.p. in the operating coverage ratio. This was mainly due to: (i) the increase in operating expenses during the period, which was impacted by the effect of the consolidation of HSBC Brasil, offset by: (ii) the growth of the fee and commission income, prompted by the increase in the volume of business and services provided.

In the comparison between 2015 and 2014, the operating coverage ratio showed improvement, mainly due to the increase in fee and commission income, coupled with ongoing efforts to control expenses, including actions by our Efficiency Committee in the periods.

III. Loans and Advances to Customers

Loans and advances to customers are classified as:

•         Not due and without impairment;

•         Overdue but without impairment; and

•         With impairment, including loans and advances that are classified as "impaired" and analyzed individually for loss classified as "impaired".

Loans and advances to customers of the Organization are classified as "impaired" when they are in at least one of the following situations: (a) arrears exceeding 90 days, except for real estate financing operations that are guaranteed to residential property (delay exceeding 180 days); and/or (b) with prejudice; and/or (c) that have been renegotiated; and/or (d) which have been reclassified to high-risk levels; and/or (e) which have suffered a case of bankruptcy in which the internal models applied by the Organization have a vision of the client or product.

					R$ million
(In accordance with International Accounting Standards - IFRS)	2016	% (*)	2015	% (*)	2014	% (*)
Not due and without a decrease in the recoverable value	337,337	86.1	326,364	88.2	311,424	89.2
Overdue but without a decrease in the recoverable value	12,613	3.2	11,657	3.1	6,932	2.0
With a decrease in the recoverable value	42,134	10.7	32,303	8.7	30,841	8.8
Total loans and advances to customers	392,084	100.0	370,324	100.0	349,197	100.0
Loss by a decrease in the recoverable value of loans and advances	(24,781)	6.3	(25,455)	6.9	(21,133)	6.1
Net amount	367,303	-	344,868	-	328,064	-
(*) Representativity in relation to total loans and advances to customers.

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10. Officers’ Notes

The improvement shown in the portfolio of loans and advances to customers, both in the comparison between 2016 and 2015 and between 2015 and 2014, is evidenced by the increase in credits that is not due and without impairment, which showed a growth of 3.4% and 4.8%, respectively.

It should be noted that the increased representativeness of the portfolio with impairment on the total client credit portfolio in 2016 reflects, in part, the intensified deceleration of economic activities in the period.

Loans and advances to customers not due and without impairment

Loans and advances to customers that are classified as not due and without impairment reached R$337.3 billion in December 2016. It is worth mentioning the high participation of operations that are classified as low risk, which totaled 96.4%, demonstrating the adequacy and consistency of the policy, proceedings and credit assessment tools used by the Organization.

					R$ million
Not due and without a decrease in the recoverable value	2016	% (*)	2015	% (*)	2014	% (*)
Low risk	325,171	96.4	318,890	97.7	305,447	98.1
Average risk	10,269	3.0	6,338	1.9	4,246	1.4
Higher risk	1,897	0.6	1,136	0.4	1,730	0.5
Total	337,337	100.0	326,364	100.0	311,424	100.0
Representativity in relation to total loans and advances to customers (%)	86.1	-	88.2	-	89.2	-
Ratings as determined by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and Higher risk: Ratings E – H.
(*) Representativity in relation to total.

Loans and advances to customers overdue but without impairment

Below, we show the analysis per number of days overdue of the loans and advances that are not marked as "impaired" in a collective analysis and without any impairment by individual analysis.

For the purposes of this analysis, an asset is considered overdue and included in the framework when any payment in arrears is not received under strict contractual conditions. The amount included in this category refers to the total financial assets, i.e. not just the portion in delay, but rather the total contract value plus interest.

Loans and advances to customers that are not individually significant, and which have not been classified as impaired, are presented in this category.

The individually significant loans and advances may be submitted in this category when, after individual analysis, there is no need for the establishment of individual impairment and, thus, it is directed to the analysis of collective loss.

						R$ million
Overdue but without a decrease in the recoverable value	2016	% (*)	2015	% (*)	2014	% (*)
Due within 60 days	9,738	77.2	9,286	79.7	5,824	84.0
Due between 61 and 90 days	2,608	20.7	2,241	19.2	1,044	15.1
Due beyond 90 days	267	2.1	130	1.1	64	0.9
Total	12,613	100.0	11,657	100.0	6,932	100.0
Representativity in relation to total loans and advances to customers (%)	3.2	-	3.1	-	2.0	-
(*) Representativity in relation to total.

The table above shows the loans and advances that, in spite of some delay, there are no indications of possible impairment. That amount represented 3.2% of the portfolio of loans and advances to customers in December 2016 (3.1% in December 2015 and 2.0% in December 2014).

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10. Officers’ Notes

Loans and advances to customers with impairment

						R$ million
With a decrease in the recoverable value	2016	% (*)	2015	% (*)	2014	% (*)
Portfolio to mature	17,568	41.7	14,186	43.9	13,310	43.2
Overdue within 60 days	4,067	9.7	2,200	6.8	3,814	12.4
Due between 61 and 90 days	1,284	3.0	1,098	3.4	1,487	4.8
Due beyond 90 days	19,215	45.6	14,820	45.9	12,229	39.7
Total	42,134	100.0	32,303	100.0	30,841	100.0
Representativity in relation to total loans and advances to customers (%)	10.7	-	8.7	-	8.8	-
(*) Representativity in relation to total.

Loans and advances to customers with impairment reached R$42.1 billion in 2016, registering an increase of the representativity, from 8.7% and 10.7%, respectively, as compared to the total portfolio of loans and advances to customers, mainly due to the escalating economic slowdown in the period.

In 2015, the loans and advances to customers with impairment reached R$32.3 billion, registering a representation of 8.7% of the total portfolio of loans and advances to customers.

The level of these credits in the total portfolio reflect the current economic scenario that was mitigated by the Organization's strategy to strengthen the policy and procedures for granting loans, the quality of the obtained guarantees, and the enhancement of the credit recovery processes, which contribute towards mitigating the effects of worsening of delinquency, mainly resulting from the deceleration of economic activity.

b)   Capital Structure

When officers analyze the following tables, they understand that Bradesco’s current capital structure is adequate and consistent with their business expansion strategy. The largest funding source for its operations is from third-party capital.

Fully subscribed and paid-in Capital Stock comprises registered, book-entry shares without par value.

			In thousands
Capital structure (1)	2016	2015	2014
Common	2,772,226	2,520,695	2,100,738
Preferred	2,759,659	2,508,781	2,094,652
Subtotal - Outstanding	5,531,885	5,029,476	4,195,391
Treasury shares	21,717	19,253	11,883
Total	5,553,602	5,048,729	4,207,274
(1) Does not take into account any bonuses and deferrals made after informed periods.

In December 2016, Bradesco’s total capital was R$51.1 billion, composed of 5,553,602 thousand book-entry shares without par value, of which 2,776,801 thousand were common shares and 2,776,801 thousand were preferred shares.

In December 2015, Bradesco’s capital was R$43.1 billion, composed of 5,048,729 thousand book-entry shares without par value, of which 2,524,365 thousand were common shares and 2,524,364 thousand were preferred shares.

In December 2014, Bradesco’s capital was R$38.1 billion, composed of 4,207,274 thousand book-entry shares without par value, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares.

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10. Officers’ Notes

	R$ million
Standard of Financing	2016	% in relation to total liabilities	2015	% in relation to total liabilities	2014	% in relation to total liabilities
Equity attributable to controlling shareholders	105,302	8.8%	90,789	8.8%	82,168	8.8%
Third-Party Portfolio (1)	1,086,728	91.2%	935,915	91.2%	848,283	91.2%
Total liabilities	1,192,030	100.0%	1,026,704	100.0%	930,451	100.0%

Over the last three years, Bradesco has kept its proportion of capital held by third parties at 91.2%, which is seen as a normal level for institutions in the financial intermediation business.

There are no ways of redeeming the company’s shares other than those that are legally stipulated.

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10. Officers’ Notes

c)   capacity to pay financial commitments

Bradesco possesses the full ability to pay all of its financial commitments, as it revises its asset and liability management policy daily to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at the point of maturity, extend loans or other forms of credit to customers and meet its own needs regarding working capital for investment. The following table shows the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

Consolidated Statement of Financial Position presented by maturity (in accordance with International Accounting Standards – IFRS):

R$ million
	1 to 30 days			31 to 180 days			181 to 360 days			1 to 5 years			More than 5 years			Maturity not stated			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Assets
Cash and deposits in banks	72,555	72,092	65,430	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	72,555	72,092	65,430
Financial assets for trading	18,475	3,613	12,528	6,769	44,910	10,330	9,759	65,668	3,821	134,590	17,239	27,392	35,837	5,846	10,116	7,710	22,348	14,311	213,140	159,623	78,498
Financial assets available for sale	5,629	15,492	48,622	2,128	14,989	2,806	4,149	14,699	1,095	60,252	37,119	20,492	31,143	26,071	42,117	9,818	9,324	5,829	113,119	117,695	120,962
Investments held to maturity	-	2	252	-	-	-	-	1	-	12,932	4,693	2,958	30,070	35,308	21,861	-	-	-	43,002	40,003	25,071
Assets granted in guarantee	83,647	117,735	134,356	3,395	4,664	2,348	1,905	535	45	48,753	7,949	8,554	17,587	13,607	7,309	-	-	-	155,287	144,490	152,613
Loans and advances to financial institutions	88,759	25,966	59,578	2,545	5,125	5,995	2,121	2,632	1,923	1,399	1,894	5,478	14	4	-	-	-	-	94,838	35,620	72,975
Loans and advances to customers	58,151	48,849	42,439	87,409	81,615	79,342	54,879	49,906	52,377	125,744	128,028	128,976	41,119	36,470	24,930	-	-	-	367,303	344,868	328,064
Other financial assets (1)	25,658	21,156	18,835	633	359	178	287	378	126	10,384	9,690	7,911	2,208	1,247	695	-	-	-	39,171	32,829	27,746
Total financial assets	352,874	304,904	382,042	102,879	151,664	100,999	73,100	133,819	59,387	394,054	206,612	201,760	157,978	118,552	107,029	17,528	31,671	20,139	1,098,414	947,222	871,359
Percentage in relation to Total	32.1	32.2	43.8	9.4	16.0	11.6	6.7	14.1	6.8	35.9	21.8	23.2	14.4	12.5	12.3	1.6	3.3	2.3	100.0	100.0	100.0
Liabilities
Resources from financial institutions	162,977	149,715	156,090	63,418	65,563	51,899	19,851	20,681	18,295	50,045	51,391	48,706	5,371	6,552	4,950	-	-	-	301,663	293,903	279,940
Client Resources (2)	137,253	130,852	140,005	15,331	11,850	19,523	9,458	9,486	5,656	70,642	42,322	44,848	64	-	-	-	-	-	232,748	194,510	210,032
Financial liabilities for trading	12,429	18,667	1,588	535	382	336	280	198	247	193	99	911	0	-	233	-	-	-	13,436	19,346	3,316
Funds from issuance of securities	7,295	4,621	3,194	45,280	20,162	25,212	40,141	28,486	18,296	57,238	55,534	36,971	1,148	1,047	1,357	-	-	-	151,102	109,850	85,030
Subordinated Debt	427	275	183	3,905	3	774	7,068	190	1,906	21,554	26,809	23,771	19,657	23,006	9,188	-	-	-	52,611	50,283	35,822
Technical reserves from insurance and pension plans (2)	182,740	141,710	119,596	3,342	2,788	2,732	1,307	940	887	28,451	25,503	23,345	-	-	-	-	-	-	215,840	170,941	146,559
Other Financial Liabilities (3)	41,548	33,004	31,270	9,026	6,708	5,571	2,516	2,196	2,480	3,838	3,669	405	4,664	4,593	-	-	-	-	61,591	50,170	39,725
Total Financial Liabilities	544,668	478,844	451,925	140,837	107,456	106,046	80,620	62,177	47,767	231,961	205,328	178,959	30,905	35,198	15,728	-	-	-	1,028,990	889,003	800,423
Percentage in relation to Total	52.9	53.9	56.4	13.7	12.1	13.2	7.8	7.0	6.0	22.5	23.1	22.4	3.0	4.0	2.0	-	-	-	100.0	100.0	100.0

(1) Including basically forex transactions, debtors arising from guarantee deposits and brokerage for securities;
(2) Demand deposits, savings accounts, and technical reserves for insurance and pension plans in the form of our “VGBL” and “PGBL” products are classified in the 1-30 days category, irrespective of average historical turnover; and
(3) Including basically credit card and forex transactions, trading and brokering securities, leasing and certificated savings plans.

119 – Reference Form – 2017

10. Officers’ Notes

d)   financing the sources that are used for working capital and investments in non-current assets

Main sources of funds raising (in accordance with International Accounting Standards – IFRS):

									R$ million
	2016	2015	2014	Vertical Analysis %			Horizontal Analysis
				2016	2015	2014	2016 x 2015		2015 x 2014
							R$	%	R$	%
Demand Deposits	32,521	23,012	32,086	4.7	3.9	5.9	9,509	41.3	(9,074)	(28.3)
Savings Deposits	97,089	91,879	92,155	14.1	15.4	17.0	5,210	5.7	(276)	(0.3)
Time Deposits	103,138	79,619	85,790	15.0	13.4	15.9	23,519	29.5	(6,171)	(7.2)
Subtotal - Client Resources	232,748	194,510	210,032	33.9	32.7	38.8	38,238	19.7	(15,522)	(7.4)
Debentures(1)	86,278	79,184	68,964	12.6	13.3	12.7	7,094	9.0	10,220	14.8
Borrowing and On-lending	58,197	70,338	58,998	8.5	11.8	10.9	(12,141)	(17.3)	11,340	19.2
Funds from the Issuance of Securities	151,102	109,850	85,030	22.0	18.5	15.7	41,252	37.6	24,820	29.2
Subordinated Debt	52,611	50,283	35,822	7.7	8.5	6.6	2,328	4.6	14,461	40.4
Equity Attributable to Controlling Shareholders	105,302	90,789	82,168	15.3	15.3	15.2	14,513	16.0	8,621	10.5
Total	686,238	594,954	541,014	100.0	100.0	100.0	91,284	15.3	53,940	10.0
(1) Considering only the debentures that were used to back repurchase agreements.

Deposits (Deposits from clients)

Deposits are our most important source of funding. It is worth noting that all lines of deposits, in 2016, were impacted by the effect of HSBC Brasil’s consolidation.

In December 2016, the balance of our deposits increased by 19.7% compared to December 2015, mainly due to: (i) the larger volume of funding, partly due to the oscillations in interest rate that occurred in the period; (ii) the effect of HSBC Brasil’s consolidation; and (iii) the increase of the base of account holders and of new savings accounts. In December 2015, the balance of our deposits presented a decrease of 7.4% in comparison with December 2014, mostly due to new business opportunities that were offered to customers, basically due to interest rate fluctuations during this period.

Deposits accounted for 33.9% of all obligations in December 2016. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits.

The increase of R$23,519 million in our balance of time deposits between the years 2016 and 2015, was mainly due to: (i) the effect of HSBC Brasil’s consolidation; and (ii) the variations in interest rates occurring during this period; partly offset by: (iii) new investment alternatives offered to clients.

With regard to savings deposits, the balance of 2016 increased by 5.7% when compared to the balance of 2015. It is worth highlighting that Bradesco has been increasing, constantly, its savers base, and in the last 12 months, presented a net evolution of 2.0 million new savings accounts.

In cash deposits, there was an increase of R$9,509 million in the comparison between 2016 and 2015, mainly due to the effect of the consolidation of HSBC Brasil; which contributed to increasing the base of account holders in the period.

In December 2016, we had 26.8 million account holders and 62.1 million savings accounts, compared to 26.0 million account holders and 60.1 million savings accounts in December 2015. In December 2014, we had 26.5 million account holders and 59.1 million savings accounts.

Debentures

In December 2016, the balance of Bradesco’s debentures reached R$86,278 million, registering an increase of 9.0%, in comparison with December 2015. This increase mainly refers to the placement of these financial instruments, which are also used as ballast in committed transactions.

In December 2015, the balance of Bradesco’s debentures  reached R$79,184 million, registering an increase of 14.8% in comparison with December 2014. This increase refers mainly to the placement of these financial instruments, which are also used as ballast in committed transactions.

120 – Reference Form – 2017

10. Officers’ Notes

Borrowings and Onlending

In the comparison between 2016 and 2015, the balance of borrowings and onlendings decreased by 17.3% or R$12,141 million, primarily due to: (i) the decrease of R$9,961 million, or 31.0%, in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance decreased from R$32,119 million in December 2015 to R$22,158 million in December 2016,  partly due to the negative exchange rate variation of 16.5% within the period; (ii) the reduction in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations; and offset by: (iii) the increase in the volume of funds raised through BNDES operations.

In the comparison between 2015 and 2014, the balance of borrowings and onlendings increased by 19.2% or R$11,340 million. This was mainly due to: (i) the increase of R$15,437 million in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance rose from R$16,682 million in December 2014 to R$32,119 million in December 2015, primarily due to the positive exchange rate variation of 47.0% in the period; and offset by: (ii) the reduction of R$4,098 million, or 9.7%, in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations.

Funds from issuance of securities

In the comparison between December 2016 and 2015, the 37.6% increase or R$41,252 million, was primarily due to: (i) the increase in the inventory of financial bills, the balance of which increased from R$71,692 million in December 2015 to R$108,513 million in December 2016, mainly due to new issuances in the period; (ii) higher volume of mortgage bonds, in the amount of R$6,732 million; (iii) the effect of HSBC Brasil’s consolidation; and partly offset by: (iv) a lower volume of operations abroad, in the amount of R$3,709 million.

In the comparison between December 2015 and 2014, the increase of 29.2% or R$24,820 million was primarily due to the: (i) increase of inventory of financial bills, the balance of which increased to R$16,731 million, mainly due to new issuances in the period; and (ii) higher volume of mortgage bonds, in the amount of R$8,360 million.

Subordinated Debt

The subordinated debts totaled R$52,611 million in December 2016, a 4.6% increase, or R$2,328 million, compared to 2015, mainly due to the: (i) issuance of new subordinated debts in the period.

In December 2015, Subordinated Debt totaled R$50,283 million (R$13,714 million abroad and R$36,569 million in Brazil), up 40.4%, or R$14,461 million, in comparison with December 2014, basically due to: (i) the issuing of new subordinated debts; (ii) the variation in the exchange rate; and partially offset by: (iii) the maturities of debts which occurred in the periods.

e)     Financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Officers report that, as sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, the Company may use the following resources: (i) Deposit Raising; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Securities; (v) Subordinated Debts, and (vi) Injection of Capital by the controlling shareholders. It should be pointed out that Bradesco’s Treasury Department acts as a support center for our various business segments, by managing the funding and liquidity positions and executing our investment objectives in accordance with asset and liability management policies. It is also responsible for setting the rates for our different products, including exchange and interbank transactions. The Treasury Department covers any funding shortfall through borrowing within the interbank market. It seeks to maximize the efficient use of our deposit base by investing any surpluses into liquid instruments in the interbank market.

In some limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as “discount”. A discount is a loan from the Central Bank to a financial institution, with that loan being guaranteed by Federal Government securities that are owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco has not entered into discount transactions for liquidity purposes.

f)      debt ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for debt and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer has been complying with these restrictions

121 – Reference Form – 2017

10. Officers’ Notes

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the CMN and the Central Bank for operating, according to the provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, the following are worth highlighting (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits the total funds invested in Permanent Assets to 50% of the Reference Equity, (iii) exposure by the customer, which sets forth the maximum limit of 25% of the amount of Reference Equity of the exposure by the customer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and the following are worth highlighting: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate that is not intended for personal use.

g)   limits for contracted financing and percentages already used

There are no limits for the use of contracted financing.

h)   significant changes to each item of financial statements

Officers understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the expansion of the business.

Below, we present comments on the items that the Officers believe are important and relevant, which were stated in the Balance Sheet and Income Statement.

122 – Reference Form – 2017

10. Officers’ Notes

Balance Sheet

In relation to significant changes in consolidated balance sheet items, the table below compares the most significant events in 2014, 2015 and 2016. It is worth noting that all lines of the Balance Sheet have been  impacted by the consolidation of HSBC Brasil.

									R$ million
	2016	2015	2014	Vertical Analysis %			Horizontal Analysis
				2016	2015	2014	2016 x 2015		2015 x 2014
							R$	%	R$	%
Assets
Cash and deposits in banks	72,555	72,092	65,430	6.1	7.0	7.0	463	0.6	6,661	10.2
Financial assets for trading	213,140	159,623	78,498	17.9	15.5	8.4	53,517	33.5	81,124	103.3
Financial assets available for sale	113,119	117,695	120,962	9.5	11.5	13.0	(4,576)	(3.9)	(3,265)	(2.7)
Investments held to maturity	43,002	40,004	25,071	3.6	3.9	2.7	2,998	7.5	14,933	59.6
Assets granted in guarantee	155,287	144,490	152,613	13.0	14.1	16.4	10,797	7.5	(8,122)	(5.3)
Loans and advances to financial institutions	94,838	35,620	72,975	8.0	3.5	7.8	59,218	166.2	(37,354)	(51.2)
Loans and advances to customers, net of allowance for losses	367,303	344,868	328,064	30.8	33.6	35.3	22,435	6.5	16,804	5.1
Non-Current Assets Held for Sale	1,579	1,247	1,006	0.1	0.1	0.1	332	26.7	240	23.8
Investments in affiliated companies and joint ventures	7,003	5,815	3,984	0.6	0.6	0.4	1,188	20.4	1,832	46.0
Premises and equipment	8,397	5,504	4,701	0.7	0.5	0.5	2,893	52.5	804	17.1
Intangible assets and goodwill	15,798	7,410	7,530	1.3	0.7	0.8	8,388	133.2	(120)	(1.6)
Recoverable taxes	7,723	6,817	6,130	0.6	0.7	0.7	906	13.3	687	11.2
Deferred taxes	45,117	45,398	28,388	3.8	4.4	3.1	(281)	(0.6)	17,010	59.9
Other assets	47,170	40,119	35,099	4.0	3.9	3.8	7,051	17.6	5,020	14.3
Total	1,192,030	1,026,704	930,451	100.0	100.0	100.0	165,326	16.1	96,253	10.3
Liabilities
Resources from financial institutions	301,663	293,903	279,940	25.3	28.6	30.1	7,760	2.6	13,963	5.0
Client Resources	232,748	194,510	210,032	19.5	18.9	22.6	38,238	19.7	15,520	(7.4)
Financial liabilities for trading	13,436	19,346	3,316	1.1	1.9	0.4	(5,910)	(30.5)	16,030	483.6
Funds from issuance of securities	151,102	109,850	85,030	12.7	10.7	9.1	41,252	37.6	24,820	29.2
Subordinated Debt	52,611	50,283	35,822	4.4	4.9	3.8	2,328	4.6	14,461	40.4
Technical reserves from insurance and pension plans	215,840	170,941	146,559	18.1	16.6	15.8	44,899	26.3	24,382	16.6
Other reserves	18,292	15,364	13,864	1.5	1.5	1.5	2,928	19.1	1,499	10.8
Current taxes	2,130	2,781	3,602	0.2	0.3	0.4	(651)	(23.4)	(821)	(22.8)
Deferred taxes	1,763	772	808	0.1	0.1	0.1	991	128.3	(36)	(4.5)
Other liabilities	96,966	78,038	69,186	8.1	7.6	7.4	18,928	24.3	8,853	12.8
Equity Attributable to Controlling Shareholders	105,302	90,789	82,168	8.8	8.8	8.8	14,513	16.0	8,623	10.5
Non-Controlling Shareholders’ Interest	177	125	124	-	-	-	52	41.6	1	1.0
Total	1,192,030	1,026,704	930,451	100.0	100.0	100.0	165,326	16.1	96,253	10.3

123 – Reference Form – 2017

10. Officers’ Notes

Cash and deposits in banks

In 2016, the balance of cash and deposits in banks amounted to R$72,555 million, remaining stable as compared to 2015. During this period, there was an increase in compulsory deposits in the Central Bank and in the availability of local currency, and this was essentially offset by the reduced availability of foreign currency.

In 2015, the balance of cash and deposits in banks amounted to R$72,092 million, presenting an increase of R$6,661 million, or 10.2%, in comparison with the previous year, mainly due to the: (i) increase in resources in foreign currency; and (ii) compulsory deposits.

Financial assets for trading

In 2016, financial assets for trading amounted to R$213,140 million, a 33.5% increase in comparison to the previous year, primarily due to the increase of R$67.270 million in the Brazilian Government’s securities portfolio.

In 2015, financial assets for trading amounted to R$159,623 million, a 103.3% increase in comparison to the previous year. This growth was primarily due to the increase of: (i) R$58,818 million in the Brazilian Government’s securities portfolio; (ii) R$14,449 million in the derivative financial instruments portfolio; and (iii) R$9,374 million in applications in fund quotas.

Financial Assets Available for Sale

In 2016, the financial assets made available for sale amounted to R$113,119 million, which was a R$4,576 million decrease in comparison with the previous year. This was mainly due to the decrease of: (i) R$7,018 million in the Brazilian Government’s bonds; (ii) R$3,084 million in bank debt securities; and offset by: (iii)the increase of R$6,381 million in securities issued by non-financial companies.

In 2015, the financial assets available for sale amounted to R$117,695 million, a 2.7% decrease in comparison to the previous year. This was mainly due to: (i) the decrease of R$5,605 million in securities issued by non-financial companies; (ii) the decrease of R$3,933 million in the Brazilian Government bonds portfolio; and partially offset by: (iii) the increase of R$3,495 million in shares of public companies and others.

Investments held to maturity

In 2016, investments held to maturity amounted to R$43,002 million, which was an increase of R$2,998 million in comparison with the previous year, mainly due to the increase of income from the Brazilian Government bonds portfolio.

In 2015, investments held to maturity amounted to R$40,004 million, an increase of R$14,933 million in comparison to the previous year, mainly due to the reclassification of Certificates of Real Estate Receivables in the available for sale category,  due to a change in the Management’s intention.

Assets provided as collateral

In the comparison between 2016 and 2015, there was an increase of R$10,797 million, or 7.5%, which was mainly due to the growth of the Brazilian Government’s securities portfolio, and partially offset by the decrease in the interbank liquidity applications during this period.

In the comparison between 2015 and 2014, there was a decrease of R$8,122 million or 5.3%. This was mainly due to the decrease of: (i) interbank liquidity applications during this period; (ii) the portfolio of securities issued by a) financial companies; and b) non-financial companies; and partially offset by: (iii) the increase in the Brazilian Government bonds portfolio that was available for sale.

Loans and advances to banks

In the comparison between 2016 and 2015, the increase of R$59,218 million in loans and advances to banks, was mainly due to the increase of R$55,545 million in investments in purchase and sale commitments.

In 2015, loans and advances to banks amounted to R$35,620 million, a 51.2% decrease in comparison to the previous year. This was mainly due to the decrease of: (i) R$27,805 million in investments in purchase and sale commitments, from R$57,438 million to R$29,633 million; and from (ii) R$9,542 million in loans to banks.

124 – Reference Form – 2017

10. Officers’ Notes

Loans and advances to customers, net of allowance for losses

In 2016, loans and advances to customers, net of provisions for losses, represented 30.8% of our total assets (2015 – 33.6% and 2014 – 35.3%).

In the comparison between 2016 and 2015, the growth of 6.5%, or R$22,435 million, was mainly due to the increase in the number of operations, which was partially impacted by the effect of the consolidation of HSBC Brasil, highlighting : (i) real estate financing; (ii) personal loans; (iii) credit cards; and (iv) export financing.

In the comparison between 2015 and 2014, the growth of 5.1%, or R$16,804 million, was mainly due to the increase in the number of operations, highlighting: (i) export financing; (ii) real estate financing; (iii) personal loans; and (iv) working capital.

Technical reserves from insurance and pension plans

The balance of the technical reserves from insurance and pension plans amounted to R$215,840 million in 2016 and R$170,941 million in 2015, a growth of R$44,899 million and R$24,382 million, respectively, in comparison with previous years. It is worth mentioning that these performances were mainly due to the VGBL product growth, which was partially impacted by the effect of the consolidation of HSBC Brasil.

We also highlight the following as main sources of fund raising: (i) deposits; (ii) debentures; (iii) loans and onlending; (iv) funds from issuance of securities; and (v) subordinated debts, which are commented on in item 10.1.d.

Statement of Income

For a better understanding of the key impacts that affected our results (income and expenses), the consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 are below. They were prepared in accordance with international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB). It should also be noted that all the results in 2016 were impacted by the effect of the consolidation of HSBC Brasil.

									R$ million
Managerial Statements for the Consolidated Outcome	2016	2015	2014	Vertical Analysis %			Horizontal Analysis
				2016	2015	2014	2016 x 2015		2015 x 2014
							R$	%	R$	%
Interest income and similar	147,700	127,048	103,893	100.0	100.0	100.0	20,652	16.3	23,155	22.3
Interest costs and similar	(91,037)	(71,412)	(53,847)	(61.6)	(56.2)	(51.8)	(19,625)	27.5	(17,565)	32.6
Net Income on interest	56,663	55,636	50,046	38.4	43.8	48.2	1,027	1.8	5,591	11.2
Fee and Commission income	20,341	17,857	16,760	13.8	14.1	16.1	2,484	13.9	1,097	6.5
Fee and Commission expenses	-	(36)	(21)	-	-	-	36	-	(15)	73.7
Net fee and Commission income	20,341	17,821	16,739	13.8	14.0	16.1	2,520	14.1	1,080	6.5
Gains/(losses) net assets/liabilities for trading	16,403	(8,252)	(1,933)	11.1	(6.5)	(1.9)	24,655	-	(6,319)	326.9
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(1,341)	(672)	(992)	(0.9)	(0.5)	(1.0)	(669)	99.6	320	(32.3)
Gains/(losses), net of foreign currency transactions	151	(3,523)	(1,245)	0.1	(2.8)	(1.2)	3,674	-	(2,278)	183.1
Result of insurances and pension plans	4,156	5,498	5,412	2.8	4.3	5.2	(1,342)	(24.4)	86	1.6
Loss by a decrease in the recoverable value of loans and advances	(15,350)	(14,721)	(10,291)	(10.4)	(11.6)	(9.9)	(629)	4.3	(4,429)	43.0
Personnel expenditure	(17,004)	(14,058)	(13,668)	(11.5)	(11.1)	(13.2)	(2,946)	21.0	(391)	2.9
Other administrative expenses	(16,150)	(13,722)	(12,972)	(10.9)	(10.8)	(12.5)	(2,428)	17.7	(750)	5.8
Depreciation and amortization	(3,658)	(2,942)	(2,933)	(2.5)	(2.3)	(2.8)	(716)	24.3	(9)	0.3
Other Operating Income/(Expenses)	(14,004)	(12,989)	(10,223)	(9.5)	(10.2)	(9.8)	(1,015)	7.8	(2,765)	27.1
Result before taxes and participations in affiliated companies	30,206	8,076	17,941	20.5	6.4	17.3	22,130	274.0	(9,865)	(55.0)
Result from participation in affiliated companies and joint ventures	1,700	1,528	1,390	1.2	1.2	1.3	172	11.3	138	9.9
Income before profits	31,905	9,604	19,331	21.6	7.6	18.6	22,301	232.2	(9,727)	(50.3)
Income tax and social contribution	(13,913)	8,634	(3,914)	(9.4)	6.8	(3.8)	(22,547)	-	12,549	-
Net income for the year	17,993	18,238	15,416	12.2	14.4	14.8	(245)	(1.3)	2,821	18.3
Attributable to shareholders
Controlling shareholders	17,894	18,133	15,315	12.1	14.3	14.7	(239)	(1.3)	2,818	18.4
Non-controlling shareholders	98	104	102	0.1	0.1	0.1	(6)	(5.8)	2	2.4

125 – Reference Form – 2017

10. Officers’ Notes

Selected financial indexes

In millions of Reais, except percentages and per share information
On December 31	2016	2015	2014
Net income that is attributable to the controlling shareholders	17,894	18,133	15,315
Total average assets	1,180,402	957,909	872,337
Controlling shareholders’ average equity	96,263	85,888	76,574
Net income of the controlling shareholders as a percentage of the average total assets	1.5%	1.9%	1.8%
Net income of the controlling shareholders as a percentage of the average equity that is attributable to shareholders	18.6%	21.1%	20.0%
Percentage of the payment of dividends compared to profit (1)	41.4%	32.2%	31.5%
(1) Dividends and Interest on Equity (net of tax effects) divided by net income with the adjusted calculation basis, in accordance with BRGAAP.

In 2016, the net income for the year reached R$17,993 million, which represented a decrease of 1.3%, or R$245 million, in comparison with the previous year. Net income attributed to shareholders was R$17,894 million, which represented a decrease of 1.3%, or R$239 million, in comparison with the same period of the previous year.

The return on average shareholders' equity (ROAE) reached 18.6%, while the return on average assets (ROAA) in a year was 1.5%.

In 2015, the net income for the year reached R$18,238 million, representing a growth of 18.3%, or R$2,821 million, in comparison with the previous year. Net income attributed to shareholders was R$18,133 million, which represented a growth of 18.4% in comparison with the same period of the previous year.

The return on average shareholders' equity (ROAE) reached 21.1%, while the return on average assets (ROAA) in year was of 1.9%.

Next, we will comment on the main line items that influenced results, while considering the comparison between the years ended December 31, 2016, 2015 and 2014:

Net Income on interests

In 2016, our net interest result increased 1.8% compared to 2015, from R$55,636 million in 2015 to R$56,663 million in 2016. Such an evolution is due to the increase in turnover, which contributed
R$5,444 million. This was mainly due to the effect of the consolidation of HSBC Brasil. This increase was partially offset by changes in average interest rates, which includes the effect from the appreciation of the Brazilian Real. These changes also created a R$4,417 million difference as a result of the decrease in the average net interest margin, from 6.7% in 2015 to 5.7% in 2016.

In 2015, our net interest result increased 11.2% compared to 2014, from R$50,046 million in 2014 to R$55,636 million in 2015. Such growth is mainly due to: (i) gain due to changes in average interest rates, which includes the effect of the devaluation of the real and contributed with R$3,445 million that reflects the increase in the average rate of net interest margin, from 6.5% in 2014 to 6.7% in 2015; and (ii) the increase in volume of business, contributing with R$2,146 million.

Fee and Commission income

The Fee and Commission income increased from R$17,857 million in 2015 to R$20,341 million in 2016. This was driven by the increase of: (i) 22.0%  in revenue for current accounts, which was mainly due to the improvement of the segmentation of customers process, the increase of business volume and the effect of the consolidation of HSBC Brasil; (ii) 6.4% in revenues from credit cards, with an increase of 13.6% in revenue, which reached R$159,2 billion in 2016; as well as the 16.6% growth in the amount of transactions, which reached 1.8 billion in 2016, both impacted by the consolidation of HSBC Brasil; and (iii) 22.9% in revenues from the management of consortiums, due to the increase in bids and average ticket size, and revenues from the sale of new shares, generating an increase of 140,000 net shares in the year.

In 2015, Fee and Commission income reached R$17,857 million, presenting a growth of R$1,097 million, in comparison with the same period of the previous year. This is mainly due to: (i) the growth of R$926 million in current account revenues, caused, mainly, by the improvement in the customer segmentation process; and (ii) the increase of R$396 million in the credit card segment, due to the increase in the financial volume traded and the increased amount of transactions carried out in the period.

126 – Reference Form – 2017

10. Officers’ Notes

Net gain/ (loss) of financial assets for trading

In 2016, net gain on financial assets/liabilities for trading reached R$16,403 million, a positive change of R$24,655 million compared to the previous year, primarily reflecting on the result obtained in the derivative financial instruments and fixed income securities, which is mainly due to results deriving from futures contracts, which include the hedge for investments abroad.

In 2015, the net loss of financial assets/liabilities for trading reached R$8,252 million. The variation was mainly driven by lower results with fixed income securities and derivative financial instruments, which are used for hedging investments. Together, this amounted to a loss of R$6,111 million during this period.

Net gain/ (loss) of financial assets available for sale

In 2016, the net loss of financial assets available for sale reached R$1,341 million. This was a negative variation of R$669 million in comparison with the previous year, mainly due to the increase in net losses from fixed-income securities (which includes impairment losses of R$2,106 million) and was offset by the net gain on variable income securities.

In 2015, the net loss of financial assets available for sale totaled R$672 million, a positive variation of R$320 million in comparison with the previous year. This was mainly due to the decrease in impairment losses on shares from R$617 million in 2014, to R$289 million in 2015.

Net gains/ (losses) of foreign currency transactions

The variations appear between 2016 and 2015 and between 2015 and 2014, which are due to the gains or losses on currency trading or foreign exchange variations that affect our investments in foreign currency.

Income from insurance and pension plan

In 2016, the reduction of 24.4%, presented on the result line of insurances and pension plans, was primarily due to: (i) the increase of 15.9% in expenses with variation in technical reserves for insurance and pension plans in the amount of R$4,496 million; (ii) the increase of 13.0% in claims retained, in the amount of R$2,818 million; and offset by: (iii) the increase of 10.5%, or R$6,228 million, in net written premiums.

In 2015, the income from insurance and pension plans remained stable in comparison to the previous year. This is mainly due to: (i) the increase of 16.0%, or R$8,245 million, in written premiums and pension plan contributions, reaching R$59,716 million; which was offset by (ii) an increase in the variation of technical provisions of insurance and pensions in the amount of R$3,727 million; and (iii) by the increase of the notified compensations, in the amount of R$3,340 million.

Impairment losses of loans and advances

In 2016, the increase of 4.3% in net impairment losses on loans and advances is related to the effects of the deceleration of economic activity in Brazil during the period. We highlight the increase of R$9,831 million in the balance of impaired loans and advances to customers. This is mainly due to the increase of R$4,395 million, from R$14,820 million in 2015 to R$19,215 million in 2016, in the balance of impaired loans and advances to customers that are overdue for longer than 90 days.

In 2015, the elevation of 43.0% in expenses, with an impairment loss of loans and advances, is related to the growth of R$1,462 million, or 4.7%, in the balance of impairment of loans and advances to customers, as well as the effects of the slowdown of economic activity in Brazil during this period. In comparison to 2014, the recoveries of problematic loans increased by 5.6% and write-offs increased by 12.4%.

Personnel Expenses

In 2016, there was an increase of R$2,946 million in comparison with 2015, mainly, in relation to increased expenses of salaries, social charges and benefits, and offset by: (i) wage increases, as per the collective bargaining agreements of 2015 and 2016; and (ii) the effect of the consolidation of HSBC Brasil.

In 2015, there was an increase of R$390 million, in comparison with 2014. This was mainly in relation to: (i) increased expenses of salaries, social charges and benefits, and offset by wage increases, as per the collective bargaining agreements of 2014 and 2015; (ii) increased employee and administrator profit sharing (PLR); offset by: (iii) the reduction of expenditure with labor lawsuits.

Administrative Expenses

In the comparison between 2016 and 2015, the 17.7% increase was mainly due to: (i) the growth in turnover and services in the period, which was partially impacted by the effect of the consolidation of HSBC Brasil; (ii) contractual adjustments; and (iii) the effects of advertising and marketing, mainly related to the "Rio 2016 Olympic and Paralympic Games", which occurred during the third quarter of 2016.

127 – Reference Form – 2017

10. Officers’ Notes

In 2015, total administrative expenses presented a variation of 5.8% in comparison with 2014, due to the increment of expenses generated by: (i) the growth in the volume of business and services in the period; (ii) contractual adjustments; and (iii) the behavior of the U.S. dollar in the last 12 months, which reached 47.0% of its valuation against the real. It is worth mentioning the continuous control of operating expenses resulting from actions of the Efficiency Committee, whose efficiency initiatives resulted in a rebalance among personnel and administrative expenses.

Other Operating Incomes/ (Expenses)

In 2016, the increase in the net expenses of other operating revenues, amounting to R$1,015 million, came mostly from higher expenses for legal contingencies, in the amount of R$1,488 million.

In 2015, the increase in the net expenses of other operating incomes, amounting to R$2,765 million, was essentially due to: (i) the effects of constituting the provision for tax contingencies, with a variation in the amount of R$1,949 million; and (ii) higher tax expenses, amounting to R$864 million.

Income tax and social contribution

In 2016, the income tax and social contribution presented an increase of R$22,547 million. This increase was mainly due to: (i) the growth of R$22,301 million in the earnings before taxes; and (ii) the effects of additions and exclusions in the calculation of taxes, as described below: (a) the change in other amounts, which went from an exclusion of R$7,621 million in 2015 in income tax and social contribution, to an addition of R$3,459 million in 2016. This was primarily due to exchange rate variation of assets and liabilities, deriving from investments abroad, which is non-taxable/deductible. This was due, mainly, to the 16.5% appreciation of the Brazilian real against the U.S. dollar in 2016, as compared to 2015, where there was a 47.0% depreciation of the Brazilian real against the U.S. dollar; (b) the constitution of tax credit, in the amount of R$2,341 million in 2015. This derived from the restatement of deferred tax assets and liabilities, due to the higher percentage for social contribution, according to Law No. 13,169/15, which was 15% until August 2015 and, changed to 20.0% for the period between September 2015 and December 2018; this was partially offset by (c) the increase in the effect of interest on own capital, in the amount of R$833 million.

The income tax and social contribution presented a decrease of R$12,549 million between 2015 and 2014. This decrease was mainly due to: (i) the reduction of the earnings before taxes; and (ii) the effects of additions and exclusions in the calculation of taxes as described below: (a) the variation of R$5,797 million in other values, driven basically by the exchange rate variation of assets and liabilities, derived from investments abroad; (b) the constitution of tax credit as a result of the increase of the social contribution percentage, according to Law No. 13,169/15, amounting to R$2,341 million; and (c) the greater effect of interest on own capital, amounting to R$868 million.

128 – Reference Form – 2017

10. Officers’ Notes

10.2 - Financial and operating income

Officers must comment on:

a)     the results of operations of the issuer, in particular:

i) the description of any important components of revenue;

									R$ million
Main Operating Income	2016	2015	2014	Vertical Analysis %			Horizontal Analysis
				2016	2015	2014	2016 x 2015		2015 x 2014
							R$	%	R$	%
Loans and advances to customers (1)	69,874	62,917	55,140	30.0	30.9	32.2	6,958	11.1	7,777	14.1
Loans and advances to financial institutions	8,689	8,349	8,710	3.7	4.1	5.1	340	4.1	(361)	(4.1)
Financial Assets (2)	63,403	51,136	35,719	27.2	25.1	20.9	12,267	24.0	15,417	43.2
Revenue from reserve requirement	5,668	4,587	4,277	2.4	2.3	2.5	1,081	23.6	310	7.2
Other interest income	66	59	47	-	-	-	7	11.9	12	25.5
Interest income and similar	147,700	127,048	103,893	63.3	62.4	60.7	20,652	16.3	23,155	22.3
Insurance, pension plan and bond retained premiums	65,027	58,761	50,455	27.9	28.9	29.5	6,266	10.7	8,306	16.5
Fees and Commission income	20,341	17,857	16,760	8.7	8.8	9.8	2,484	13.9	1,097	6.5
Total Main Operating Income	233,068	203,666	171,108	100.0	100.0	100.0	29,402	14.4	32,557	19.0
(1) Consisting of Loan and Leasing Operations; and
(2) Takes into account financial assets: (i) for trading; (ii) available for sale; (iii) held to maturity; and (iv) given as collateral.

We highlight below the main operating income, which demonstrated a growth of R$29,403 million, or 14.4%, between 2016 and 2015. This was due to the increase of: (i) income from operations with financial assets; (ii) revenue from loans and advances to customers; (iii) revenue from premiums withheld from insurance and pension plans; and (iv) fee and commission income. Comparing 2015 and 2014, the main operating income came from: (i) income from operations with financial assets; (ii) revenue from premiums withheld from insurance and pension plans; and (iii) revenue from loans and advances to customers.

Loans and Advances to Customers

Revenues from leasing and loan operations, between 2016 and 2015, increased by 11.1%, or R$6,958 million, due to an increase of 10.5% in the average balance of interest-bearing transactions. In the comparison between 2015 and 2014, the growth was R$7,777 million, or 14.1%. These variations result from the growth of our loan portfolio, as follows:

Loans and Advances to customers	R$ million			Vertical Analysis %			Horizontal Analysis
	2016	2015	2014	2016	2015	2014	2016 x 2015		2015 x 2014
							R$	%	R$	%
Working capital	60,391	65,501	62,156	15.4	17.7	17.8	(5,110)	(7.8)	3,345	5.4
Personal loans (1)	56,256	49,681	45,807	14.3	13.4	13.1	6,575	13.2	3,874	8.5
BNDES/Finame Onlending	35,817	38,158	42,169	9.1	10.3	12.1	(2,341)	(6.1)	(4,011)	(9.5)
Vehicles - CDC	23,700	26,484	30,355	6.0	7.2	8.7	(2,784)	(10.5)	(3,871)	(12.8)
Real Estate Financing	60,458	48,115	40,103	15.4	13.0	11.5	12,343	25.7	8,012	20.0
Export financing	41,983	38,181	26,142	10.7	10.3	7.5	3,802	10.0	12,039	46.1
Credit Card	37,408	30,943	28,072	9.5	8.4	8.0	6,465	20.9	2,871	10.2
Rural loans	14,423	13,710	17,058	3.7	3.7	4.9	713	5.2	(3,348)	(19.6)
Guaranteed account	8,583	9,831	10,500	2.2	2.7	3.0	(1,248)	(12.7)	(669)	(6.4)
Import	7,140	11,026	9,195	1.8	3.0	2.6	(3,886)	(35.2)	1,831	19.9
Leasing	2,739	3,073	4,319	0.7	0.8	1.2	(334)	(10.9)	(1,246)	(28.8)
Receivable insurance premiums	5,518	4,757	4,258	1.4	1.3	1.2	761	16.0	499	11.7
Overdraft	4,210	3,905	3,666	1.1	1.1	1.0	305	7.8	239	6.5
Other	33,459	26,957	25,397	8.5	7.3	7.3	6,502	24.1	1,560	6.1
Total	392,084	370,324	349,197	100.0	100.0	100.0	21,760	5.9	21,127	6.1
(1) Includes consigned credit.

In the comparison between 2016 and 2015, balances, loans and advances to customers showed 5.9% growth, partly due to the effect of the consolidation of HSBC Brasil. The modalities that contributed most to this improvement were: (i) real estate financing; (ii) personal loan; (iii) credit cards; and (iv)export financing.

In the comparison between 2015 and 2014 balances, loans and advances to customers showed 6.1% growth, and the modalities that contributed most to this improvement were: (i) export financing; (ii) real estate financing; (iii) personal loan; and (iv) working capital.

129 – Reference Form – 2017

10. Officers’ Notes

Loans and advances to banks

Revenues from transactions with loans and advances to financial institutions increased by 4.1% in the comparison between 2016 and 2015, mainly due to the 7.3% increase in the average volume of business in the period, which contributed positively R$600 million, mitigating the impact of the reduction in the average rate of these transactions, from 13.2% in 2015, to 12.8% in 2016.

In the comparison between 2015 and 2014, the 4.1% reduction in revenues was impacted by, for the most part, the 17.6% decrease in the average volume of business in the period, and was offset by the increase in the average rate of these transactions from 11.3% to 13.2%.

Income from Financial Assets (transactions with trading securities, available for sale, held to maturity and granted in guarantee)

In the comparison between the statements of 2016 and 2015, the variations presented in revenue with financial assets transactions, refer, mainly, to: (i) the largest volume of operations with (a) trading securities; and (b) securities held to maturity; and (ii) the increase in the average rate of transactions with financial assets assigned as collateral.

In the comparison between the statements of 2015 and 2014, the variations presented in revenue with financial assets transactions, refer, mainly, to the largest volume of operations with: (i) Brazilian government securities and b) in applications in fund quotas; and (ii) the increase in the average rate of the portfolios.

Revenue from Reserve Requirement

In the comparison between the statements of 2016 and 2015, there was a 23.6% increase in revenue, basically due to the increase of 27.1% in the average balance of compulsory deposits in the Central Bank.

In the comparison between the balances of 2015 and 2014, there was a 7.2% increase in revenue, primarily due to the increase in the average rate of the portfolio.

Revenues with Premium Withheld for Insurance, Pension Plans and Capitalization and Revenue from Services

Regarding the variations presented for revenues from premiums that are withheld for insurance, pension plans and capitalization and fee and commission income, comments are included in item 10.1.h.

ii) factors that materially affected the operating income.

The Officers report that there were no factors that materially affected the operating income of the company in the last three fiscal years, in addition to those described in items 10.1.h and 10.2.a.i.

b)    variations in revenues attributable to modifications of prices, exchange rates, inflation, changes in volumes and addition of new products and services

The Officers report that no significant variations in revenues, as well as in the financial income of the issuer, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or addition of new products and services, occurred in the fiscal years ended December 31, 2016, 2015 and 2014.

c)     impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer, if relevant.

During periods of high interest rates, our financial revenue increases because the interest rates on our assets that yield interest also increase. At the same time, our financial expense increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets, and obligations on which interests apply, also affect our financial revenues and expenses. For example, an increase in financial revenues attributable to an increase in interest rates may be offset by a reduction in the volume of our outstanding loans.

In addition to this, when the real devalues, we incur: (i) losses in our liabilities denominated in/or indexed to foreign currencies, such as our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure increases; and (ii) earnings in our assets denominated or indexed in foreign currencies, such as: our securities and loan and advances operations that are indexed to the dollar, when the revenue of these assets measured in real increases. In turn, when the real devalues, as occurred in 2010 and 2016, for example, we incur: (i) losses on assets denominated in or indexed to foreign currencies; and (ii) gains in our liabilities denominated in or indexed to foreign currency.

In 2016, our net interest result increased 1.8% compared with 2015, from R$55,636 million in 2015 to R$56,663 million in 2016. Such growth is related to the increase in turnover which contributed with R$5,444 million, which was mainly impacted by the effect of the consolidation of HSBC Brasil. This increase was partially offset by changes in the average interest rates, which includes the effect from the appreciation of the real and impacted in R$4.417 million as a result of the decrease in the average net interest margin, from 6.7% in 2015 to 5.7% in 2016.

130 – Reference Form – 2017

10. Officers’ Notes

In 2015, our net interest result increased by 11.2% compared with 2014, from R$50,046 million in 2014 to R$55,636 million in 2015. Such growth is primarily related to (i) an increase due to changes in average interest rates, which included the effect of the devaluation of the real and contributed R$3,445 million, reflecting an increase in the average rate of net interest margin, from 6.5% in 2014 to 6.7% in 2015; and (ii) an increase of business volume, which contributed with R$2,146 million.

10.3 - Events with relevant effects, occurred and expected, in the financial statements

Officers must comment on the relevant effects that the events below have caused or are expected to result in the financial statements of the issuer and its results:

a)     introduction or disposal of operating segment

During the period, there was no introduction or disposal of the operating segment.

b)    constitution, acquisition or disposal of equity interest

In October 2016, an approval was granted in a Special Shareholders’ Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. Bradesco added to the products and services that were already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

In July 2016, a total division of HSBC Serviços occurred, with a version of equity tranches for HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), the wholly owned subsidiary of HSBC Bank.

In August, 2015, Bradesco signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with the legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all of the HSBC Brasil operations, including retail, insurance and asset management, as well as all of the branches and clients, strengthening its presence and competitiveness throughout the country.

As of July 1, 2016, Bradesco started consolidating the financial statements of HSBC Brasil, considering six months (from July to December) of results for this fiscal year and, as additional information, we present the historic series of the pro-forma financial statements of HSBC Brasil below:

131 – Reference Form – 2017

10. Officers’ Notes

Adjusted Statement of Financial Position – HSBC Brasil

R$ million	Sep16	"Pro-forma"
		Jun16	Mar16	Dec15	Sep15	Jun15	Mar15	Dec14
Assets
Current and long-term assets	159,475	160,488	183,933	184,832	189,626	188,804	198,373	178,548
Funds available	1,774	3,443	2,684	3,927	4,153	3,254	3,250	3,432
Interbank investments	17,455	29,402	35,934	32,192	34,319	40,483	42,925	43,156
Securities and derivative financial instruments	46,082	29,507	30,361	32,490	37,416	36,149	40,049	26,883
Interbank and interdepartmental accounts	17,042	15,584	14,526	13,065	14,302	10,765	13,414	11,181
Loans and leasing	50,854	54,022	55,941	58,284	59,840	57,647	58,845	56,633
Allowance for Loan Losses (ALL)	(6,404)	(6,039)	(5,860)	(5,563)	(5,297)	(4,986)	(4,624)	(4,398)
Other receivables and assets	32,672	34,569	50,347	50,437	44,893	45,492	44,514	41,661
Fixed Assets	1,719	2,595	2,884	3,158	2,457	3,578	3,709	3,798
Investments	44	50	51	51	51	54	55	44
Premises and equipment and leased assets	1,208	1,985	2,111	2,227	1,390	2,384	2,476	2,536
Intangible assets	467	560	722	880	1,016	1,140	1,178	1,218
Total	161,194	163,083	186,817	187,990	192,083	192,382	202,082	182,346

Liabilities
Current and long-term liabilities	153,392	153,920	177,424	178,511	182,077	181,967	191,775	171,928
Deposits	64,876	57,571	55,121	55,654	53,205	53,924	58,481	57,388
Funding in the open market	5,009	1,530	1,859	2,247	1,925	2,553	3,217	2,204
Funds from the issuance of securities	37,571	40,187	42,001	42,251	40,510	43,702	42,155	37,673
Interbank and interdepartmental accounts	1,262	1,437	1,425	1,145	2,049	4,224	2,300	1,054
Borrowing and onlending	5,702	5,459	10,353	9,207	13,219	11,406	12,765	11,217
Derivative financial instruments	2,247	3,788	5,444	8,860	12,963	6,507	11,271	5,125
Insurance, pensions and certificated savings plans	15,296	14,970	14,720	14,391	14,296	15,017	15,033	14,727
Other liabilities	21,429	28,978	46,501	44,756	43,910	44,634	46,553	42,540
Deferred income	6	-	-	-	-	-	-	-
Non-controlling interests in subsidiaries	20	18	17	17	16	15	17	20
Shareholders’ Equity (1)	7,776	9,145	9,376	9,462	9,990	10,400	10,290	10,398
Total	161,194	163,083	186,817	187,990	192,083	192,382	202,082	182,346

(1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Statement of Adjusted Income – HSBC Brasil

R$ million	3Q16	"Pro-forma"
		2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Net Interest Income	2,454	1,941	2,220	2,156	2,054	2,419	2,442	1,834
ALL	(1,189)	(1,173)	(1,242)	(812)	(1,122)	(1,153)	(918)	(815)
Gross Income from Mediation	1,265	768	978	1,344	932	1,266	1,524	1,019
Insurance Premiums, Pension Plans and Capitalization, net of Variation of Technical Provisions, Retained Claims and Other (1)	97	171	206	162	121	150	256	237
Fees and Commission Income	703	721	819	886	880	918	773	807
Personnel expenditure	(1,064)	(879)	(978)	(795)	(1,399)	(997)	(995)	(1,213)
Other administrative expenses	(762)	(1,087)	(1,111)	(1,619)	(1,332)	(1,154)	(1,145)	(1,284)
Tax expenses	(243)	(193)	(248)	(179)	(233)	(242)	(199)	(210)
Result from participation in affiliated companies	30	-	-	-	(3)	-	-	-
Other operating income/ (expenses)	88	(244)	(109)	(351)	371	333	(282)	213
Operating income	115	(743)	(443)	(552)	(663)	274	(68)	(431)
Non-operating income	23	(57)	(6)	(68)	(26)	(32)	(16)	70
Income tax and social contribution	11	363	146	65	453	(65)	(1)	293
Minority Stake	(1)	-	-	-	-	-	-	-
Adjusted Net Profit/Loss	148	(437)	(303)	(555)	(236)	177	(85)	(68)

(1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

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10. Officers’ Notes

c)     events or unusual operations

During the period, there were no events or unusual operations concerning the issuer, in addition to the events already stated in item 10.1.a and 10.1.h, which caused or which are expected to cause significant impacts on their results.

10.4 - Significant changes in accounting practices – Caveats and emphasis in the auditor's opinion

Officers must comment:

a)      significant changes in accounting practices

The requirements of the Central Bank, and the CMN introducing international accounting standards (IFRSs) in financial institutions, made these institutions prepare annual financial statements in the international standard as of 2010. This is an additional requirement to official financial statements required by the Brazilian authorities. The official financial statements are prepared in accordance with the Central Bank and the other requirements of the CMN, as well as the CVM, when applicable.

IFRSs are issued in English by the IASB - International Accounting Reporting Standards and translated into Portuguese by Ibracon – Instituto dos Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil).

For the fiscal years of 2016, 2015 and 2014, there were no relevant changes in the accounting practices in IFRS. It is important to stress that financial institutions must fully comply with the official IFRS and not with the technical pronouncements issued by the CPC – Brazilian Accounting Pronouncements Committee.

b)      significant effects resulting from changes in accounting practices

In 2016, 2015 and 2014, there were no significant changes in IFRS accounting practices. The small changes that occurred in the period did not have any significant effects on Bradesco's accounting practices.

Additionally, here are some comments on the relevant adjustments to accounting practices used by Bradesco in BR GAAP (Cosif) compared to the standards of the IASB (IFRS):

        1.        Business combinations

In BR GAAP, there is no specific statement that addresses business combinations for financial institutions. The assets and liabilities of the acquired entity are recognized by the buying entity and the goodwill or negative goodwill recorded on acquisitions corresponds to the difference between the amount paid by the buying entity and the carrying amount of the shareholders´ equity, adjusted by the fair value of the acquired assets and liabilities taken over. Shares or debts issued, as a method of payment in acquiring entities, are recorded by their emission values as of the date of the business combination. The goodwill arising from business combinations is depreciated by up to 20 years, and according to CPC 01 – Impairment of Assets, which was approved by the Central Bank, is annually tested for impairment.

For acquisitions that occurred after September 1, 2008, the Organization recognized, for IFRS purposes, the identifiable assets and liabilities arising from business combinations at fair value. Shares issued by the Organization in business combinations are recognized at fair value on the date of transfer of control. Other assets delivered as a method of payment were also measured at fair value. The goodwill recognized in the business combination is tested annually for the purpose of the determination of its recoverable amount, as required by IAS 36 – Impairment.

        2.        Adjustment to fair value of financial assets – equity securities

In BR GAAP, certain investments in the shares of companies in which the Organization has no influence in the Management were classified in the permanent assets, to the historical cost of acquisition.

For IFRS purposes, due to the lack of influence in the Management, these shareholdings were designated in the "available for sale" category and evaluated at fair value on the date of the transition to IFRSs, with the corresponding gain or loss recognized in a reserve account in the shareholders’ equity that is entitled "Other Comprehensive Results", net tax effects.

        3.        Reversal of hedge accounting (hedge)

In BR GAAP, the Organization has designated certain derivative financial instruments as instruments of protection, which were classified as a "hedge" of cash flow with their recorded effective portion valuations and

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10. Officers’ Notes

devaluations, net tax effects into account in shareholders’ equity and the non-effective portion, all included in the result.

For IFRS purposes, these financial instruments are not designated as hedging, since they do not qualify for hedge accounting, in accordance with IAS 39 and, thereby, the effective portion recorded in shareholders’ equity in BR GAAP was reversed at the date of transition, having the retained earnings account as a counterpart.

        4.        Deferral of financial service fees and direct costs

In BR GAAP, the Organization recognizes in the result, at the time of origination, the fee that was charged for financial services and the portion of the direct costs related to certain financial assets, mainly loans and receivables. Direct costs, related to commissions paid to retailers and resellers, are recorded in the caption "Other assets – Prepaid expenses" and recognized in the result for the term of their contracts.

For IFRS purposes, the rates of financial services, as well as the direct costs that related to the origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs related to commissions paid to retailers and resellers are part of the effective interest rate and are recorded in the accounts of loans and receivables.

        5.        Impairment loss of loans and receivables

In BR GAAP, the provision for doubtful accounts is established on the basis of the analysis of risks of the realization of loan operations, in an amount considered sufficient to cover possible losses, according to requirements established by the Resolution No. 2,682/99, which consider certain regulatory parameters.

For IFRS purposes, the provision for losses on credit is composed considering the loss incurred, in accordance with IAS 39.

        6.        Income tax and social contribution deferred on IFRS adjustments

Income tax and social contribution deferred were accounted on the differences calculated between the income by the BR GAAP standard and the IFRS standard.

c) caveats and emphasis present in the auditor's report

There were no caveats and no emphasis in the independent auditors' report.

10.5 - Critical accounting Policies

Officers must indicate and comment on the critical accounting policies that are adopted by the issuer, exploring, in particular, accounting estimates made by the Management on relevant and uncertain issues to describe the financial outcome and results, requiring subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, testing criteria for asset recovery and financial instruments.

Use of estimates

In the presentation of the financial statements, our Management prepares estimates and determines assumptions for the choice of useful lives of certain non-financial assets, and also noting whether a specific asset or asset group is deteriorated or not. The estimates, by nature, are based on assessment and the available information. Therefore, actual results may differ from these estimates.

Our significant accounting policies are described in the explanatory notes which appear in our consolidated financial statements. The following discussion describes the areas that require more judgment or involve a higher degree of complexity in the application of accounting policies, which currently affect the financial outcome and the results of our operations. The accounting estimates that are prepared in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates, or changes in estimates between periods, could have had a significant impact on the financial outcome and the results of our operations, as demonstrated in our financial statements.

Impairment loss of loans and receivables

At the end of each period, the loss of loans and advances is adjusted based on an analysis of our portfolio, which includes the estimate of losses on loans and advances.

The determination of the impairment loss of loans and advances requires, by its nature, judgments and assumptions with respect to the loans and advances portfolio, both on an individual basis and on the basis of specific portfolios of products. By analyzing the portfolio as a whole, several factors can affect the estimation of

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10. Officers’ Notes

the likely extent of the losses, depending on the methodology used to measure the historical delinquency rates and the historical period considered to make such measurements.

Additional factors that may affect the determination of the impairment loss of loans and advances include:

•            general economic conditions and policies in the relevant sector;

•            previous experience with the debtor or the relevant sector of the economy, including any recent experience of losses;

•            credit quality trends;

•            values of collaterals in a loan operation;

•            volume, composition and growth of the loans and advances portfolio;

•            The government's monetary policy; and

•            any delays in the receipt of information that is necessary to assess loans and advances or confirmation of existing deterioration.

We use models to analyze the loans and advances portfolios and determine the impairment loss. Statistical factors are applied to losses and other risk indicators for groups of loans and advances with similar risk characteristics, which aim to reach an estimate of the losses that are incurred in the portfolio to calculate the models. Although the models are often monitored and reviewed, they are, by their nature, dependent on judgments concerning the information used and/or predictions. The volatility of the economy is one of the factors that can lead to a greater uncertainty in our models than one would expect in most stable macroeconomic environments. Consequently, our impairment loss of loans and advances may not be indicative of the real future losses.

For purposes of sensitivity analysis, we performed a simulation to assess the impact of an increase in the probability of default (PD) on the amount of the impairment loss. In this simulation, a 10.0% increase in the PD of December 31, 2016 could raise the amount of the impairment loss by R$499.2 million. This sensitivity analysis is hypothetical and has the sole purpose of illustrating the impact that the expected delinquency has in determining the impairment loss.

The process of determining the level of impairment of loans and advances requires the use of estimates and judgment. Actual losses in the period, as shown in subsequent periods, may differ from initial calculations that are based on such estimates and assumptions.

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist mainly of financial assets for trading, including derivatives and financial assets that are classified as available for sale. The fair value of a financial instrument corresponds to the value at which the instrument could be exchanged for in a current transaction between willing parties, without any forced sale and settlement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, we have to use a significant amount of our own judgment to arrive at fair market value metrics. We base our decisions on our knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying our judgment, we analyze a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, we determined whether fair values are observable in active markets or if markets are inactive.

The fair values of financial assets for trading and available for sale are based primarily on asset markets where prices are based on direct quotes from the market, observed transactions or market prices for similar assets. Liquidity is a significant factor in determining the fair values of financial assets for trading and those that are available for sale. Non-liquidity situations are usually generated by the market perception about the uncertainty of credit with respect to a single company or a specific sector of the market. In these circumstances, financial assets are classified within Level 3 of the hierarchy of assessment, since the fair value is determined based on unobservable data, which are underpinned by the limited information available on the market and which are relevant to the fair value of the assets, as well as other factors that require significant management judgment or estimation. On December 31, 2016, R$5,292 million or 1.4% of financial assets for trading, which are available for sale, pledged as collateral and net derivatives were classified as Level 3 fair value assets.

Exchange-traded derivatives, assessed using quoted prices, are classified at Level 1 of the assessment hierarchy. However, there are few classes of derivative contracts that are listed at the stock exchange. Therefore,

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10. Officers’ Notes

most of our derivative positions are classified as Level 2 of the valuation hierarchy and are determined using quantitative models, which require the use of multiple data, including interest rates, prices and indexes to generate continuous income or price curves and volatility factors, including maturity. This data is used to assess the position. Most market data is observable and can be obtained, mainly, from B3 and the secondary market.

The imprecision of the estimate of unobservable market information can impact the revenue value or the loss that is recorded for a given position. Furthermore, although we believe that our assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

Reduction of the recoverable value of available-for-sale financial assets

There is a periodical evaluation of the existence of decreases in recoverable value on financial assets which are available for sale when there is a prolonged devaluation or which are of significant value in its fair value.

The determination of longer or significant devaluation requires judgment. In the judgment, among other factors, the normal volatility of asset prices is assessed.

Additionally, valuations are obtained through market prices or valuation models, which require the use of certain assumptions or judgment in establishing the estimates of fair value.

Categorization of securities

The classification of financial assets for trading securities, which are available for sale, and investments held to maturity, is based on the intention of the Management to keep or trade such securities on the date of acquisition. The accounting treatment of the securities we hold depends on whether we classify them at acquisition as financial assets held for trading, available for sale or investments held to maturity. Changes in circumstances may modify our strategy with respect to a specific security, potentially requiring transfers among the three categories.

Reduction of the value of goodwill

At least once a year, we have to determine whether the current carrying value of goodwill has been impaired or not. The first step in the process is identifying the independent cash generating units and their allocations of goodwill. A unit's carrying amount, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its carrying amount, goodwill is impaired. Detailed calculations, to reflect changes in the market in which a business operates, may be required (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows reflect our outlook for future performance.

Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. The realization of deferred tax assets is subject to changes in future interest rates and developments of our strategies. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. This monitoring may also arise from our income tax planning and/or the settlement of income tax disputes, and may be significant for our operating income in any given period.

Technical reserves from insurance and pension plans

Our insurance technical provisions and pension plans are liabilities for amounts that we estimate will be due to our policyholders and plan participants at a certain point in the future. These values represent the future claims/benefits that are stated in contracts, such as retirement payments, pensions, individual and group life

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10. Officers’ Notes

insurance, health insurance and damage insurance, among other items.

Benefits and claims stated in contracts also include provisions for incurred claims but not reported relating to health, property and life insurance. We recognize claims in the period in which the service was provided to our policyholders. However, claim costs incurred in a particular period cannot be known with any certainty until we receive the reports, process them, and pay out the claims. We determine the amount of such provisions using actuarial methods which are based on the historical payments of claims to determine our estimates of claim liabilities. Methods used to determine these estimates, and to make technical provisions, are regularly reviewed and updated. In short-term contracts, the complementary reserve for coverage can also be recognized to cover any resulting differences between the expected value of the future claims, the future related expenses and the expected value of future premiums.

For certain products offered, such as pension plans and funds, participants go through two distinct phases as part of the contract: first accumulating assets, then enjoying benefits. During the accumulation phase, technical provisions increase as contributions are received and interest is credited (based on contractual arrangements) and decrease by the benefits and redemptions paid. If provisions are insufficient to honor future commitments, the complementary reserve for coverage is made. The technical provisions are computed using assumptions of mortality, disability, cancellation, interest rates, inflation and costs, which are based on our experience and are periodically reassessed in relation to the sector patterns and the current law.

For sensitivity analysis purposes, regarding life and damage, except for life individual insurance, the impact of a 100 basis points increase in claims in the last 12 months, with the calculation base date being December 31, 2016, would be R$150.3 million on income and shareholders’ equity after taxes and contributions.

In relation to life insurance with living benefits and pension plans and individual life insurance, we assessed the impact of decreasing interest rates, increasing beneficiary longevity and an increase in the income-conversion option on income and shareholders’ equity after taxes and contributions. In this assessment, a decrease of 5.0% in interest rates would lead to a R$146.7 million decrease on income and shareholders’ equity after taxes and contributions. The increase of 0.002% in the longevity of beneficiaries would represent a negative impact of R$31.8 million on income and shareholders’ equity after taxes and contributions, while an increase of 500 bps in the conversion into income would represent a negative impact of R$48.3 million on income and shareholders’ equity after taxes and contributions.

10.6 - Relevant Items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)     assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

i) rentals market, operating assets and liabilities;

There are no relevant items that are not evidenced in the financial statements.

ii) written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities;

There are no relevant items that are not evidenced in the financial statements.

iii) future contracts for purchase and sale of products or services;

There are no relevant items that are not evidenced in the financial statements.

iv) construction contracts not terminated;

There are no relevant items that are not evidenced in the financial statements.

v) future receipts of financing contracts;

There are no relevant items that are not evidenced in the financial statements.

b)    other items not evidenced in the financial statements

There are no relevant items that are not evidenced in the financial statements. The assets and liabilities held by the issuer, either directly or indirectly, considered as an off-balance sheet, are evidenced in explanatory note No. 41 (items not recorded on the balance sheet), which is part of the Company's financial statements.

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10. Officers’ Notes

We demonstrate below the amounts that represent the total risk of items not recorded on the balance sheet (off balance):

			R$ million
	2016	2015	2014
Commitments to extend credit (1)	237,020	194,191	182,515
Financial guarantees (2)	78,949	69,883	72,070
Letters of credit for imports	329	246	304
Total	316,298	264,320	254,889
(1) Includes credit card, personal credit, real estate financing, guaranteed account, and overdraw limits to be cleared; and
(2) Refers to the provided guarantees, which are mostly carried out with Corporate clients.

The financial guarantees are conditional commitments of loans which are issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any paid amounts. In addition to this, we retain resources in cash or other guarantees of high liquidity to ensure these commitments.

The contracts are subject to the same credit evaluations as in other credit operations. Standby letters of credit are issued, primarily to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

The letters of credit are undertakings which are issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

10.7 - Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 10.6, officers must comment on:

a)     how such items are likely to alter or change the income, expenses, operating results, financial expenses or other items of the financial statements of the issuer

As described in item 10.6, there are no items that are not evidenced in the financial statements, however, according to explanatory note No. 41 (items not recorded on the balance sheet), we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. If a problem occurs relating to a client’s capacity to make a payment, there may be the need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will be no impact on the lines of income, if clients use these lines of credit.

b)    nature and purpose of the operation

Information disclosed in item 10.6.

c)     nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 10.6.

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10. Officers’ Notes

10.8 - Business plan

Officers must indicate and comment the main elements of the issuer's business plan, exploring specifically the following topics:

a)     investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned;

As a prerequisite for its continuous expansion, in 2016 Bradesco invested R$4,252 million in Infrastructure, Information Technology and Telecommunications.

For investments cited as sources of financing, we used the Working Capital of the Organization represented, basically, by its shareholders' equity.

The total amount invested over the past three years, including infrastructure (facilities, furniture and fixtures), can be found below:

			R$ million
	2016	2015	2014
Infrastructure	1,213	1,293	1,059
Information Technology / Telecommunications	3,039	2,398	2,057
Total	4,252	3,691	3,116

b)    provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

c)     new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant departments, individually.

10.9 - Other factors with relevant influence

Comment on any other factors that influenced operational performance in a relevant way, and the which have not been identified or discussed in the remaining items in this section:

There are no other factors which could influence operational performance in relevant ways that have not been mentioned in this section.

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11. Projections

11. Projections

11.1 - Disclosed projections and assumptions

The words "believes", "may", "could", "should", "seeks", "estimates", "continues", "anticipates", "intends", "expects", "potential" and other similar words contained in this section are intended to identify estimates and prospects for the future. The projections and perspectives for the future include information that is linked to results and projections, strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of the competition. Such projections and perspectives for the future relate only to the date on which they were expressed.

Given the risks and uncertainties described here, the projections may not come to fruition and therefore do not constitute any guarantee of future performance. Still, the future results and performance of Bradesco may differ substantially from those that were provided for in its estimates, on the grounds, including, but not limited to, the risk factors listed in this Reference Form, many of which are beyond Bradesco’s capacity to control or forecast. Additionally, such estimates are based on assumptions that may not come true. In view of these uncertainties and limitations, investors should not make their investment decisions solely on the basis of estimates and prospects for the future contained in this Reference Form.

It is important to mention that the projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank.

a)     Object of projection

Indicators that allow market analysts to feed their projection models for the future results of Bradesco. Currently, the following indicators are disclosed:

Indicators	Measurement form
Expanded Loan Portfolio	Accumulated variation observed in 12 months.
NII - Interest-Earning Portion	Expected growth percentage for the year.
Fee and Commission Income	Expected growth percentage for the year.
Operational expenses (Personnel and Administrative Expenses)	Expected growth percentage for the year. Estimated Operational expenses comprise Personnel and Administrative Expenses.
Insurance Premiums	Expected growth percentage for the year.
ALL Expenses (Includes the income from credit recovery)	Expenses expected in the year.

b)    Projected period and expiration of the projections

At Bradesco, projections indicate the expected values for the current year. When disclosing the results of each period (last quarter of each year), the expected indicators for the following fiscal year are disclosed. The projections expire in the current year.

c)      Projection assumptions

Assumptions that can be influenced by the Management for 2017

•         The Guidance includes contractual adjustments and the adequacy of costs that are pursuant to the business growth and the investment plan of the Organization;

•         Change of Bradesco’s service network (Expansion/Retraction);

•         The estimates do not include new partnerships or takeovers; and

•         Business growth according to the operational strategy of the Organization.

Premises that are beyond the control of the Management for 2017

•         Maintenance of the basic fundamentals of the current Macroeconomic Policy;

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11. Projections

•         Change in the world scenario;

•         Alteration of the Selic interest rate by COPOM to control inflation;

•         Evolution of the loan market;

•         Liquidity conditions that change the demand for credit; and

•         Regulatory changes which affect banking administration.

d)    Values of the indicators object of the forecast

Indicators	Projection	Observed
	2017	2016	2015	2014
Expanded Loan Portfolio	1% - 5%	8.6%	4.2%	6,5%
NII - Interest-Earning Portion	3% - 7%	15.1%	15.3%	12,0%
Fee and Commission Income	12% - 16%	12.8%	12.4%	11,6%
Operational expenses (Personnel and Administrative Expenses)	10% - 14%	18.5%	7.7%	4,5%
Insurance Premiums	6% - 10%	10.5%	15.1%	12,9%
ALL Expenses (Includes the income from credit recovery)	R$21.0 bi to R$24.0 bi	R$21.7 bi	Not included

Note: The 2016’s Guidance takes HSBC Brasil into account only in the second semester of 2016.

11.2 - Monitoring and changes to the disclosed projections

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions that are authorized to operate by the Central Bank.

a)     Changes or replacement of projections

The projections for 2017 cover the indicators that were supplied and accompanied during 2016.

b)    Projections concerning past periods – Forecast x Realized

In accordance with the CVM Instruction No. 480/09, for this item, it has been established that, with regard to projections concerning past periods, comparisons between the projected data and those realized are to be disclosed. Below are the projected and realized data relating to the fiscal years of 2016, 2015 and 2014.

Projections for 2016

Indicators	Observed	Estimated
Expanded Loan Portfolio	8.6%	8% - 12%
NII - Interest-Earning Portion	15.1%	13% - 17%
Fee and Commission Income	12.8%	12% - 16%
Operational expenses (Personnel and Administrative Expenses)	18.5%	12% - 16%
Insurance Premiums	10.5%	8% - 12%
ALL Expenses (Includes the income from credit recovery)	R$21.7 bi	R$20.0 bi to R$22.5 bi

Note: The Guidance takes HSBC Brasil into account only in the second semester of 2016.

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11. Projections

Reasons for deviations in the projections:

  Operational Expenses – the variation was mainly due to an increase in the administrative expenses that were impacted by extraordinary factors recognized as recurring. These expenses are mainly related to the integration of the acquired bank and the anticipation of payments made based on financial benefits.

Projections for 2015

Indicators	Observed	Estimated
Expanded Loan Portfolio	4.2%	5% - 9%
Individuals	4.5%	8% - 12%
Legal Entities	4.0%	4% - 8%
NII - Interest-Earning Portion	15.3%	10% - 14%
Fee and Commission Income	12.4%	8% - 12%
Operational expenses (Personnel and Administrative Expenses)	7.7%	5% - 7%
Insurance Premiums	15.1%	12% - 15%

Reasons for deviations in the projections:

•         Loan Portfolio - Individuals – the variation was basically due to the retraction of the market for credit demand, and also the maintenance of the strategy to obtain credit growth, prioritizing the quality and the control of delinquency.

•         Operational Expenses – the variation was basically due to the increase in the operational expenses of data processing (Impact of the dollar – IT – Processing and equipment) and the seasonal influence on Advertising and Publicity.

Projections for 2014

Indicators	Observed	Estimated
Expanded Loan Portfolio	6.5%	7% - 11%
Individuals	8.2%	8% - 12%
Legal Entities	5.8%	6% - 10%
NII - Interest-Earning Portion	12.0%	9% - 12%
Fee and Commission Income	11.6%	11% - 14%
Operational expenses (Personnel and Administrative Expenses)	4.5%	3% - 6%
Insurance Premiums	12.9%	9% - 12%

Reasons for deviations in the projections:

•         Legal Entities – the variation was primarily due to the portfolios that finance the working capital for businesses and the acquisition of goods whose performance was below the expected level for that period, mainly due to an economic deceleration beyond expectations.

c)     Projections relating to ongoing periods

On February 02, 2017, new projections were disclosed for the ongoing period, which were disclosed in item 11.1 of this Reference Form. It is important to stress that these projections, which relate to the fiscal year 2017, will remain valid until the date that this form is submitted.

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12. Shareholders’ meeting and management

12. Shareholders’ meeting and management

12.1 Description of the administrative structure

Bradesco's administrative structure consists of the Board of Directors, elected by the Shareholders’ Meeting, and the Board of Executive Officers, elected by the Board of Directors.

According to the Bylaws:

•      The Board of Directors is comprised of six (6) to ten (10) members who are elected by the Shareholders’ Meeting, who may be reelected.

•      The Company’s Board of Executive Officers, elected by the Board of Directors, with a term of office of one (1) year, with reelection allowed, is composed of eighty three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) members that are distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) members, which are distributed among the positions of Department Officer, Officer and Regional Officer. The term for Board of Executive Officers and Board of Directors shall be one (1) year and shall be extended until the investiture of newly elected Managers.

Bradesco’s administrative structure also has two statutory committees (Audit and Compensation Committees).

a)      responsibilities of each body and committee, identifying if they have their own internal regulations:

1)  Board of Directors:

a)  to ensure that the Board of Executive Officers is always strictly fit to perform their duties;

b)  to ensure that the social affairs are conducted with probity, so as to preserve the good name of the Company;

c)  whenever possible, preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company;

d)  to fix the general orientation of the Company's business, including the deciding on the Constitution and functioning of Operational Portfolios;

e)  to authorize, in the case of operations with non-members of the Organization, the acquisition, divestiture and encumbrance of goods belonging to the Fixed Assets and shareholding of non-permanent character of the Company and of its direct and indirect subsidiaries, when worth more than one percent (1%) of their respective Shareholders’ Equity;

f)   to make decisions on trading with shares that are issued by the company itself, in accordance with the Paragraph 6 of Article 6 of the Bylaws;

g)  to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary;

h)  to approve the payment of dividends and/or interest on shareholders’ equity proposed by the Board of Executive Officers;

i)   to submit to the Shareholders’ Meeting the proposals that aim to increase or reduce share capital, grouping, bonuses or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;

j)   to make decision on associations that involve the company or its subsidiaries, including the participation in shareholders agreements;

k)  to approve the application of resources from fiscal incentives;

l)   to examine and deliberate on the budgets and financial statements submitted by the Board of Executive Officers;

m) to bring into its sphere of deliberation specific subjects of interest to the Company and to decide on the omitted cases;

n)  limited to the annual global amount approved by the Shareholders’ Meeting, to perform the distribution of remuneration and social security funding to the Managers;

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o)  to authorize, where it considers necessary, the individual representation of the Company by a member of the Board of Executive Officers or by an attorney, where their resolutions shall indicate the acts that may be executed;

p)  to fix the remuneration of the members of the Audit Committee and the Ombudsman; and

q)  to approve the Corporate Report of Compliance with Internal Controls and to determine the adoption of strategies, policies and measures aimed at spreading the culture of control and mitigation of risks.

The Board of Directors may assign special duties to the Board of Executive Officers or any of its members, as well as establishing committees to deal with specific matters in the scope of the Board of Directors.

A previously designed plan for the succession of the Chief Executive and those engaged in top positions at the Organization must always be ready to be implemented, where necessary.

The Board of Directors meets on a quarterly basis and, when necessary, extraordinarily, convened by its Chairman, or half of the remaining sitting members, drawing up the minutes for each meeting.

The Board of Directors has had its own Internal Regulations since 2001.

2)  Board of Executive Officers:

Officers undertake to manage and represent the Company, with the required power to force it into any acts and contracts of interest, and may compromise and waive rights and acquire, dispose of and encumber property, provided that, for values greater than 1% of the shareholders’ equity of the Company, the operation must be authorized by the Board of Directors.

The Board of Executive Officers does not have its own Internal Regulations.

3) Committees

      i.     Statutory Committees:

- Audit Committee:

The Committee shall advise the Board of Directors in the performance of its tasks that relate to the monitoring of the accounting practices that are adopted in the preparation of the financial statements of the Company and its subsidiaries, and in the indication and evaluation of the effectiveness of the independent audit.

The Committee's duties are:

a)   to recommend to the Board of Directors the entity that is to be hired, in order to provide independent audit services and the respective remuneration, as well as their replacement;

b)   to review, prior to the disclosure to the market, the financial statements, including any notes, reports of the management and the independent auditor's reports;

c)   to assess the effectiveness of internal and independent audits, including with regard to the verification of compliance with legal and regulatory devices applicable to the Company, as well as internal codes and regulations;

d)   to verify the event of the provided quarterly meetings with the Board of Executive Officers of the Company and internal and independent audits, the compliance with their recommendations and/or the clarifications of their inquiries, including with regard to the planning of their audit work, formalizing in Minutes the contents of such meetings;

e)   to assess the compliance by the Board of Executive Officers of the Company, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers;

f)    to establish and publish procedures for the reception and processing of information that regards the noncompliance with legal and regulatory devices applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;

g)   to recommend, to the Board of Executive Officers of the Company, the correction or improvement of policies, practices and procedures that are identified in the framework of its powers;

h)   to establish operational rules for their operation;

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i)    to meet with the Fiscal Council and Board of Directors, at their request, to discuss the policies, practices and procedures identified in the framework of their respective competences; and

j)    to analyze, previously, the hiring of an independent audit for the provision of services other than the audit of the financial statements, ensuring its compliance with the current legislation, and reporting to the Board of Directors, at least twice a year.

For the fulfillment of its duties, the Audit Committee has its own Internal Regulations and meets at least quarterly with the Board of Executive Officers of the Company and internal and independent audits.

- Compensation Committee

The Committee shall advise the Board of Directors in the conduct of the Management’ compensation policy in accordance with the legislation in force, with the following assignments:

a)  to elaborate the "Compensation Policy of the Organization’s Management" (the "policy"), as well as the internal rules for its due fulfillment, submitting them to approval by the Board of Directors;

b)  to annually review the policy and internal rules, or when necessary, to propose to the Board of Directors, any adjustments or improvements where applicable;

c)  to propose to the Board of Directors the overall remuneration amount (composed of monthly fee and eventual variable remuneration) that is to be distributed to the Management of each company of the Organization, in accordance with the internal rules adopted by the Board of Directors;

d)  to propose to the Board of Directors the payment of variable remuneration to the Management of each company of the Organization, which is limited to the total amount approved in accordance with the internal rules adopted by the Board of Directors;

e)  to register the amounts proposed in the Committee Meeting Minutes; and

f)   to observe the other requirements set out in the current legislation.

The Committee may also:

a)  at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies; and

b)  hire specialized professional services, when it deems it convenient.

For the fulfillment of its tasks, the Compensation Committee has its own Internal Regulations and meets twice a year and whenever necessary.

     ii.    Reports to the Board of Directors

- Integrated Risk Management and Capital Allocation Committee

Objective: to advise the Board of Directors on the performance of its attributes in the management and control of risks and of capital, which is here understood as the economic-financial consolidated.

Duties:

a)   to assure the fulfillment of the Organization’s risk management policies;

b)   to assure the effectiveness of the risk management processes;

c)   to approve the exposure limits by types of risks, according to the risk appetite set forth by the Board of Directors;

d)   to validate and submit to the Board of Directors’ approval:

                                    i.       policies, structures, roles, responsibilities and procedures that are associated with risk and capital management;

                                   ii.       proposals of risk appetite, exposure limits by type of risks and the management of capital;

                                  iii.       the Recovery Plan and, in its eventual implementation, the adoption of provisioned strategies, as well as concluding the implementation; and

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                                 iv.       the results of the revisions, regarding policies and structures of risks and capital management, observing, at least, the frequency established in the regulation;

e)   to inform the Board of Directors the risks control reports, the assessment of capital requirement and capital adequacy, as well as any substantial changes that relate to the adopted strategies and status of business continuity plans;

f)    to acknowledge the rules issued by the Basel Committee on Banking Supervision (BCBS), to estimate the impacts of its adequacy and to monitor its implementation;

g)   to be informed of the work carried out by internal and external audits regarding risks management, and of the results concerning the Independent Validation of Models;

h)   to inform the Board of Directors on a regular basis about activities related to the Committee;

i)     to review and propose to the Board of Directors the updating of the Statutes of the Executive Risks Management Committees, when necessary;

j)     to provide the Board of Directors with an extensive and integrated view of risks and their impact on capital;

k)   to acknowledge the periodic monitoring of the Risk Indicators in force, deriving from the Commission for Monitoring of Risk Indicators;

l)     to execute the Recovery Plan according to the decision of the Board of Directors and to evaluate the efficiency of the adopted strategies; and

m)  to ensure to the Central Bank the timely communication in respect of the implementation (or not) of the Recovery Plan when reaching the critical level of the indicators and/or the materialization of the stress situation.

4) Internal Audit

The purpose of the General Inspection Department (Internal Audit), which lies directly under the Board of Directors, is to assess, in an independent and objective manner, the Organization’s proceedings, Business Vision and Information Technology, contributing to the mitigation of risks. This is to ensure the adequacy and effectiveness of internal controls and compliance with Policies, Standards, Procedures and Internal and External Regulations.

Methodologies used in the assignments are based on the COSO Model (Committee of Sponsoring Organizations of the Treadway Commission), as well as on the ISSO/IEC Standard (Code of Practice for Information Safety Management) and on COBIT (Control Objectives for Information and Related Technology).

It performs tests to assess the Business/Information Technoloy internal controls, as well as the Application Systems. Noncompliances are discussed with the Audited Companies/Units, with a subsequent record of them in the audit report, which are reported to the Board of Executive Officers and presented to the Audit Committee and Board of Directors, according to their severity.

The General Inspection Service has existed since Bradesco's first day of operation and, in 1970, was designated a Department by the Bank. This was the Methodology and Execution of Works, certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of The Institute of Internal Auditors (IIA).

The Inspector General (Internal Audit) has Internal Regulations and Sectorial Codes of Ethical Conduct of the Internal Auditors and Inspectors of the Organization.

a)     date of installation of the Fiscal Council, if this is not permanent, and the creation of the committees:

Fiscal Council: On March 10, 2015, the Fiscal Council became a Permanent Body.

Audit Committee: December 17, 2003

Compensation Committee: December 17, 2003

b)    mechanisms for the evaluation of the performance of each body or committee and their members, identifying the method used:

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Bradesco's Committees which report to the Board of Directors are evaluated on the basis of the fulfillment of their tasks, which are established in the respective Regulations. Through periodic meetings on the subjects dealt with and information provided by the Board of Executive Officers and Committees, the Board of Directors assesses the performance of such bodies, in which minutes are taken and, if the performance is deemed insufficient, the Board will propose the reformulation of its structure, in order to achieve the desired performance.

Evaluation Mechanisms and Methods of the Members of the Board of Directors:

The minimum attributes considered in the performance evaluation of the members of the Board of Directors in conducting the establishment of corporate strategies, review of business plans and policies and supervision of the activities of the Board of Executive Officers, held by the Chairman of the Body include:

a)   to fully comply with the status of the company and the internal regulations of the Board;

b)   to serve the Company and other companies of the Organization with loyalty and to maintain secrecy with regard to their business;

c)   to maintain information, that is not yet disclosed to the market, confidential, obtained by virtue of position;

d)   to ensure that the social affairs are conducted with probity, so as to preserve the good name of the Company;

e)   to be aligned with the values and objectives of the Company, taking into account the interests of customers, the community, the employees, shareholders and all those who, directly or indirectly, relate to the Organization;

f)    to act actively in the formulation and conduction of their duties;

g)   to participate, whenever necessary, in programs of education or technical guidance or upgrade courses that allow them to hone their skills in the professional exercise of their duties and to evaluate the functionality of the Board as a whole;

h)   to possess the ability to read and understand managerial and financial reports, as well as to obtain knowledge of the national and international markets;

i)    to devote considerable time to carrying out the activities of a Director, assuming commitments that result in a significant absorption of their functions, using all of the means at their disposal for the sound justification of their deliberations in the meetings of the Body;

j)    if one is unable to attend the meetings, they must be apprised of all matters and decisions taken;

k)   to stay consistently motivated, questioning and searching for innovations that contribute to the growth of the Company's activities;

l)    to be aware of their responsibility and the challenges of the Company, with a knowledge of its main aspects and the risks involved;

m)  to be capable of teamwork, and to instill the other members with the philosophy of a long-term vision and, at the same time, to aim for the preservation of administrative continuity, which is strongly recommended for the stability, prosperity and security of Company;

n)   to permanently seek the best corporate governance practices;

o)   to have experience in managing crises and in the identifying and managing of risks;

p)   to refrain from any situations that propose a conflict of interest to the Company; and

q)   to maintain a relationship of total transparency and professionalism with the Board of Executive Officers, advisory and supervisory bodies of the Board, with mutual clarifications and always ensuring that information is available for action with independence and impartiality, requiring that the conduction and development of the work is always focused on enforcement and respect of ethical principles.

Evaluation Mechanisms and Methods of the Members of the Board of Executive Officers:

Mechanisms to assess the Chief Executive Officer’s performance, carried out by the Board of Directors, in line with the constant concern of the Company for the conduction of corporate strategies, such as:

1)     Performance/Results – it is incumbent upon the Chief Executive Officer:

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a)  to undertake efforts to enhance the profit growth of the Company;

b)  to be conscious of their responsibility and the challenges of the Company, having in-depth knowledge of the operations carried out;

c)  to maintain unity and harmony in charge of the business;

d)  to have experience in the managing of crises and in the identifying and managing of risks;

e)  to refrain from any situations that propose a conflict of interest to the Company, since the established goals should align with the strategic parameters that are outlined by the Board of Directors and fit in the politics and corporate culture of the Organization, demonstrating a firm commitment to generating shareholder value and to the defense of their interests; and

f)   to maintain constant concern for transparency, in order to allow for the use of safer and more efficient means so that access to the Company records is easy, quick and effective for customers, shareholders, and employees.

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2)     Performance of Shares/ADRs on Domestic Stock Markets and Abroad

The Chief Executive Officer must undertake the greatest efforts to search for the best results for our shareholders, translated, essentially, in appreciation of the roles within stock exchanges, in the payment of interest on shareholders’ equity and dividends and fair treatment to all. The relationship should be based on the ethical principles of the Organization, in accordance with the applicable laws and regulations, as well as ensuring the protection of market information and ensuring the absolute confidentiality of that information which is not public knowledge. This is obtained by virtue of the job, and that could interfere with the quotation of the shares and influence the movement of the market and/or investment decisions.

3)     Market Penetration Ability – must act actively in the formulation and conduction of their duties, considering:

a)  mechanisms to broaden the customer base and the volume of operations; and

b)  market opportunities that will add value to the Company, including any possible acquisitions and implementations of operating agreements and partnerships.

4)     Adopted Policies: Corporate Governance, Human Resources and Sustainability – the Chief Executive Officer undertakes to:

a)  ensure the sustainability of the Organization by incorporating social and environmental factors in the definition of its business and operations, seeking to create products for the scope of corporate sustainability;

b)  keep up to date with the main demands of the market, socially and environmentally related;

c)  search for the constant improvement of Corporate Governance practices;

d)  follow topics that could cause a significant impact to the image of the Organization;

e)  be guided by ethics in all of their relationships, such as those with shareholders, customers, investors, the Central Bank and other Government Bodies; and

f)   act fairly, in accordance with good labor principles, ensuring equal opportunities in recruitment, professional development, evaluation, remuneration and the discipline of Officers and other employees.

Other Officers:

METHODOLOGY FOR PERFORMANCE EVALUATION

a)     Process of individual evaluation

The individual performance of the other Officers, as well as that of their corresponding areas, is accompanied by their respective superiors, whereby the process of formal evaluation, following the requisites of Resolution No. 3,921/10, will be consolidated every six months.

For the formal evaluation process, specific indicators are defined for the assessment of areas and of individuals, in accordance with the functions of the Manager, taking into account the areas for business, controls, and other support areas.

For the assessment of areas, the following groups of indicators are considered, as a minimum:

a)   main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b)   actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with a minimum use of resources;

c)   actions directed to risk management: are corporate indicators that measure the exposure to risk and the internal controls, which are properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

d)   actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e)   actions directed to environmental aspects: are indicators that assess the degree of compliance with the objectives of the area, regarding environmental aspects.

For individual assessment, the following indicators are considered, as a minimum:

a)   quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the evaluated Manager;

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b)   commitment to strategy: aims to evaluate if their performance reflected positively, with material contributions to the Strategic Planning in the period;

c)   participation in collegiate decisions: aims to evaluate the active participation in meetings and the convened committees, with opinions that contributed to the submitted decisions;

d)   leadership team: evaluates the team management process;

e)   planning: assesses the ability to plan the activities of their area in the medium and long term; and

f)    overview: evaluates, mainly, the Managers' vision regarding future trends in order to meet the demands of the market.

The performance evaluations of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions, and not specifically on the overall performance of the Organization. The Integrated Risk Control Department – DCIR, and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Organization, as well as the related areas of other companies within the Organization.

Bradesco’s Human Resource Department will follow the process described above and will forward each Manager’s evaluation file to the Compensation Committee, with the respective name and decision regarding the eligibility.

Evaluation Mechanisms and Methods of the Members of the Committees:

The members of the statutory committees are periodically assessed by the Board of Directors, which considers the following aspects:

a)  the fulfillment of the tasks laid down in the rules of procedure of the Committee to which the member belongs;

b)  time that the member makes available for the work of the Committee;

c)  the commitment to the development of the work; and

d)  frequency of meetings and effective participation therein.

The interaction between the committees and the Board of Directors is intense in Bradesco. The number of committee sessions, as well as meetings with the Board and with different departments, denotes the good relationship between these bodies and the Board, as well as the Senior Management's support for the development of the activities. Moreover, the presence of the Board of Directors and Board of Executive Officers members within the Committees further facilitates the relationship between the bodies, as well as their functioning, making the process of the evaluation of members of the Committees by the Board possible, through the observation of the development of their activities and of the other aspects mentioned above.

The Audit Committee has its own self-assessment carried out by its members, which considers aspects that are related to the involvement of members of the Committee with various subjects and areas of Bradesco, namely:

a)  financial statements;

b)  risk management and internal controls;

c)  compliance and ethics;

d)  supervision of management and internal controls; and

e)  relationship with external auditors

b)    in relation to the Board of Executive Officers, their assignments and individual powers:

In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers:

a)  to the Chief Executive Officer, to chair meetings of the Board of Executive Officers, and to supervise and coordinate the action of its members;

b)  to the Executive Vice-Presidents, to collaborate with the Chief Executive Officer in the performance of their duties;

c)  to the Managing Officers, the performance of the tasks assigned to them;

d)  to the Deputy Officers, the performance of the functions assigned to them by the Executive Vice-Presidents and Managing Officers;

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e)  to the Department Officers, to conduct the activities of the Departments to which they belong, and to advise the other members of the Board of Executive Officers;

f)   to the Officers, the performance of the tasks assigned to them and to advise the other members of the Board of Executive Officers; and

g)  to the Regional Officers, to guide and supervise the Service Points under their jurisdiction and comply with the duties which they are assigned.

With the exceptions provided for expressly in the Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, and one of them being the Chief Executive Officer or Executive Vice-President.

The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, in conjunction, specifically constituted, with the respective power of attorney mentioning their powers, the acts they can practice and their term.

The Company may still be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:

a)  mandates with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated;

b)  upon summoning or subpoenas;

c)  participation in biddings;

d)  in the Shareholders’ Meeting of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;

e)  before bodies and Government offices, provided that it doesn't involve the assumption of responsibilities and/or obligations by the Company; and

f)   in court testimony.

12.2 - Rules, policies and practices relating to Shareholders’ Meetings

a)   summoning deadlines

Bradesco offers all documentation relating to Shareholders’ Meetings at least 30 days in advance. In 2017, the relevant documents for the Shareholders’ Meeting of March 10, 2017 were made available to the market on February 06, 2017.

b)   competencies

Shareholders’ Meetings convened and installed in accordance with the law and the Bylaws have the power to decide all of the business that is related to the object of the Company and to take the decisions it deems to be convenient to its defense and development. This subject is addressed in Clauses Eleven (Articles 121 to 137) of Law No. 6,404 of December 15, 1976.

Pursuant to Article 132 of Law No. 6,404/76, the Corporation must hold its Annual Shareholders' Meeting in the four (4) months following the end of the fiscal year, to deal with the following matters:

I - to take the manager's accounts, in order to examine, discuss and vote on the financial statements;

II - to decide on the allocation of the net income for the year and the distribution of dividends; and

III - to elect managers and members of the Fiscal Council.

For all other cases, such as the reform of the Bylaws, any deliberation about a transformation, merger, incorporation and spin-off of the Company, its dissolution and liquidation, electing and dismissing liquidators and judging their accounts, grouping and splitting of shares, a Special Shareholders’ Meeting shall be convened.

c)   addresses (physical or electronic) in which the Shareholders’ Meeting documents are available to the shareholders for analysis.

The documents pertaining to the Shareholders’ Meeting, such as Call Notices and Proposals of the Board of Directors, are placed at the disposal of shareholders at the Market Relations Department, at Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP. They may also be viewed on the website www.bradesco.com.br/ri - Corporate Governance - Shareholders, and on the websites of the B3 and the CVM.

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d)   identification and management of conflicts of interest

As established by Law No. 6,404/76, the shareholder shall exercise the right to vote in the interest of the Company. Votes exercised for the purpose of causing damage to the Company or the other shareholders, or those exercised to obtain, for oneself or for others, an unjust advantage that results in, or that is likely to result in, damage to the Company or to other shareholders shall be considered abusive.

During the meeting, the shareholders who have conflicting interests with those of the Company in a given deliberation should report the fact immediately, and refrain from participating in the discussion or from voting on that item.

e)   request of proxies by Management for the exercise of voting rights

Bradesco's Management does not request proxies for voting, and any representation at Shareholders’ Meetings is at the discretion of shareholders.

f)    formalities necessary for the acceptance of proxies, authorized by shareholders, indicating if the issuer requires or waives the certification of signature, notarization, consularization and certified translation and if the issuer admits proxies electronically authorized by the shareholders

When the shareholder is represented by proxy, the regularity of proxy must be examined before the start of Shareholders’ Meetings. In order to expedite the process and to facilitate the work of the Meetings, the proof of ownership of the shares, the power of attorney and eventual voting declaration may, at the shareholders’ discretion, be submitted to the offices of the Company, preferably up to two (2) business days prior to the scheduled date of the Shareholders’ Meeting, at Bradesco – Secretaria Geral – Área Societária – Núcleo Cidade de Deus – 4º andar do Prédio Vermelho – Vila Yara – Osasco, SP – CEP 06029-900. A copy of the documentation may still be sent by the email governancacorp@bradesco.com.br.

The proxies written in a foreign language, before their submission to the Company, must be translated into Portuguese, by certified translation, and their translations must be recorded in Securities and Documents Registry Office.

g)   formalities necessary for the acceptance of remote voting, when sent directly to the Company, indicating if the issuer requires or waives the certification of signature, notarization and consularization

If the shareholders wish to submit their voting instructions directly to the Company, they should access the Corporate Governance section of Bradesco's Investor Relations website (www.bradescori.com.br) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the form, fill it out, initial each page and sign it.

After this, they should forward the Form, duly completed, initialed and signed, along with the certified copies of the documents that are listed in the table below, to the following address: Banco Bradesco S.A., Secretaria Geral - Área Societária, Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, CEP 06029-900, Osasco, SP, Brasil.

Documents to be presented at Bradesco’s branches, together with the Form	Individual	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and Identity card with photo of the shareholder or its legal representative[1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated[2]

	-	X	X
Document proving the powers of attorney[2]

	-	-	X
Consolidated and updated fund regulation

(1)   Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized; and

(2)   For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

We note that, before being sent to Bradesco, the corporate and representation documents of legal entities and investment funds, written in a foreign language, must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

If it wishes, the shareholder may also anticipate the forwarding of documents to the Company, by sending scanned copies of the Form and the above documents to the email address governancacorp@bradesco.com.br. In any case, Bradesco must receive, within 7 days before the date of the

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Meeting, at Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP, Brasil - CEP 06029-900, the original Form and the certified copy of the other documents, sent by e-mail by the shareholder.

In up to three (3) days after the receipt of such documents, the Company will notify the shareholders, through the electronic address informed by the shareholder on the Form, regarding the receipt of the documents and their acceptance.

The Form received by Bradesco, which is not fully and regularly completed and/or is not accompanied by the supporting documents, listed above, will be disregarded.

Bradesco will send the information on any Form and on any of the disregarded, relevant documents, through the electronic address provided by the shareholder on the Form, together with the necessary guidance for its rectification. In any case, Bradesco must also receive the Form that is rectified, eventually, by the shareholder, as well as the documentation, within 7 days before the date of the Meeting.

h)   if the Company has an electronic system that it uses to count remote votes or remote participation

The Company does not have an electronic system for remote voting or remote participation.

i)    instructions for that the shareholder or group of shareholders includes proposals for deliberation, boards or candidates for members of the Board of Directors and Fiscal Council on remote voting

Any proposals for resolution, tickets, or candidates to members of the Board of Directors and of the Fiscal Council on the voting slip may be sent to the Company by e-mail at governancacorp@bradesco.com.br, or by mail to the following address: Bradesco, Secretaria Geral - Área Societária, Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, CEP 06029-900, Osasco, SP, Brazil.

The names of candidates to members of the Board of Directors or Fiscal Council must be sent within forty-five (45) days of the meeting. Other resolution proposals must be sent within thirty-five (35) days of the meeting.

j)    if the Company has forums and pages on the World Wide Web that are intended to receive and share comments from shareholders on the agendas of meetings

Provision of the following electronic channels for sending comments to shareholders:

- governancacorp@bradesco.com.br

- investidores@bradesco.com.br

k)   other information necessary for remote participation and for exercising the right of remote voting

In addition to the option of sending the voting slip directly to the Company, the shareholder may use one of the options described below:

1.   By delivering the Form, completed and signed, to one of Bradesco’s Branches

This option is intended, exclusively, for the shareholders with shares backed by Bradesco, as the registrar of shares issued by itself:

In order to offer the greatest level of convenience to shareholders with positions in the Registry of Shares, the entire Branch Network of Bradesco in Brazil is available, during local branch opening hours, to take every necessary measure to ensure that shareholders may cast their votes remotely.

To do so, the shareholder must take the following measures:

✓ Access the Corporate Governance area of Bradesco's Investor Relations website (www.bradescori.com.br) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the form, fill it out, initial each page and sign it.

✓ With the Form completed, initialed and signed and the documents listed in the table below, the shareholder must go to any of the 5,300 Bradesco’s Branches in up to seven (7) days before the Meeting date, during the local bank's business hours, in order for the information in his/her Form to be transferred to Bradesco systems. Thus, the shareholder may monitor the transfer of its vote online.

✓  After voting, the shareholder will receive a proof of the completion of the transaction.

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12. Shareholders’ meeting and management

UDGASIDGISG

Documents to be presented at Bradesco’s branches, together with the Form	Individ.	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and Identity card with photo of the shareholder or its legal representative[1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated[2]

	-	X	X
Document proving the powers of attorney[2]

	-	-	X
Consolidated and updated fund regulation

(1)   Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized; and

(2)   For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

Before being forwarded to Bradesco, the legal entity’s corporate and representation documents of the legal entity, and the investment fund drawn up in a foreign language, must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

The Management highlights that the procedures above cannot be adopted for the holders of shares in custody at B3 and/or with any other custodian agent. In this case, the provisions of item 2 below must be observed.

2.   By vote instructions, conveyed by the shareholders to its respective custody agents

This option is intended exclusively for the shareholders who own shares held in custody at B3. In this case, the remote voting shall be exercised by the shareholders in accordance with the procedures that are adopted by the Institutions and/or Brokers that hold their positions in custody:

The holder of shares deposited at B3 that chooses to exercise their remote voting right, must do so by forwarding their voting instructions to the Institution and/or Broker (Custody Agent) that presently holds their shares in custody. This is subject to the rules set forth by the latter, which, as a result, shall forward such vote statements to the Central Depository of B3.

Given that the services to receive and convey the instructions to complete the remote voting form is optional for Custody Agents, we recommend that the shareholders verify whether their custodian is entitled to provide such services. They should also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them.

Under Article 21-B of CVM Instruction No. 481/09, the shareholder must send the instructions to complete the Form to their custodians within 7 days before the date of the Meeting, unless there is a different term established by their custodians.

Bradesco informs that, if your Custody Agent does not provide you with the remote voting service, the shareholder will have the option to send its Form and applicable documents directly to the Company itself, pursuant to item “g”.

12.3 - Rules, policies and practices relating to the Board of Directors

a)     number of meetings held in the last fiscal year, with a breakdown of the number of special and annual shareholders’ meetings

The Board held, in the last fiscal year, a total of 171 meetings, 4 of which were annual and 167 special.

b)    If applicable, the provisions of a shareholders' agreement, establishing restrictions or linking to the exercise of the voting right of members of the Board

There are no shareholders' agreements.

c)     rules for identification and management of conflicts of interest

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12. Shareholders’ meeting and management

Law No. 6,404/76 bars the manager from intervening in any corporate transaction in which they have a conflicting interest with the Company, or in any related decisions taken by the other managers. They must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the Board of Directors or Board of Executive Officers.

The Internal Regulation of the Board of Directors of Bradesco identifies, in Article 7, vetoes to Managers they characterize as conflicts of interest, namely:

a)      to practice acts of liberality at the expense of the Company or of any other companies of the Organization;

b)      to take loans of resources of the Company, or its subsidiaries, and use, to their own advantage, the goods that belong to them;

c)      to receive any form of advantage by reason of the exercise of the job;

d)      to use, for their own benefit or of another person, with or without prejudice to Company, the commercial opportunities of which they have knowledge, by reason of the exercise of the job;

e)      to be omitted in the exercise or protection of rights of the Company;

f)       to acquire, for resale at a profit, goods or rights that are knowingly needed by the Company or which it intends to acquire;

g)      to use insider information to gain personal advantage or an advantage for another person, through the purchase or sale of securities;

h)      to intervene in any social operation in which there is a conflicting interest with the Society or with any company of the Organization and to deliberate on the presence of any conflict of interest, whereby they should make them aware of any impediment and withdraw, even physically, from discussions and resolutions related to this specific issue;

i)       participate directly or indirectly in the trading of securities that are issued by the Company or related thereto:

i.    prior to the market disclosure of a material act or fact that occurred within the business of Bradesco;

ii.   in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual information (DFP) of Bradesco;

iii.  if there is an intent to promote any incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

iv.  during the process of acquisition or sale of shares issued by Bradesco, exclusively for the dates on which the Bank is negotiating.

j)        to decide on the acquisition or disposal by the Company, or by other open companies that are part of the Organization, of any shares of its own issuance, if any:

i.    any agreement or contract for the transfer of its controlling interest; and

ii.    intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization involving the relevant investment in coalitions.

The Organization’s Code of Ethical Conduct, in item 3.2.1., Integrity, defines that the conflict of interest occurs when there is a possibility of direct or indirect confrontation between the personal interests of managers, employees and/or collaborators and those of the Organization, which could endanger, or unduly influence, the performance of their duties and responsibilities. The interest is characterized by any advantage, material or not, for themselves or for others (relatives, friends, etc.) with whom they have or have had personal, commercial or political relations. managers, employees and/or collaborators cannot deliberate on the presence of any conflict of interest, whereby they should make them aware of any impediment and consequent nonparticipation in the decision to their peers and immediate superiors.

Bradesco also has, as a way to curb the existence of conflicts of interest, the Policy and Practice of Transactions with Related Parties. This consolidates the Company's procedures with regard to cited transactions, in accordance with the norms issued by regulators, and provides our shareholders, investors, and the market in general, with transparency of the process, ensuring the strict alignment with the interests of the Organization, according to the best practices of Corporate Governance. This way, the stated documents prohibit the following transactions with related parties: (i) in non-market conditions; and (ii) providing loans or advances to the following:

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12. Shareholders’ meeting and management

a)     officers and members of advisory, fiscal or similar councils, and the Board of Directors, as well as their spouses;

b)    relatives of the above-mentioned persons up to the second degree of kinship;

c)     persons or entities who hold more than ten percent (10%) of Bradesco's capital, unless specifically authorized by the Brazilian Central Bank in each case, for transactions collateralized by commercial effects resulting from purchase and sale transactions or attachment of goods within limits of a general nature set by the CMN;

d)    legal entities, the capital of which Bradesco holds more than ten percent (10%); and

e)    legal entities, if more than ten percent (10%) of their capital is held by any Bradesco officer or manager, or their spouses or relatives to the second degree of kinship.

12.4 - Description of the arbitration clause to resolve conflict through arbitration

There is no arbitration clause inserted in the Bylaws for the resolution of conflicts between shareholders and between these and the issuer through arbitration.

12.5/6 - Composition and professional experience of the Management and Fiscal Council

✓ Members of the Board of Directors:

Name	LÁZARO DE MELLO BRANDÃO	LUIZ CARLOS TRABUCO CAPPI
Date of birth	June 15, 1926	October 6, 1951
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	004.637.528-72	250.319.028-68
Election position held	Chairman of the Board of Directors	Vice Chairman of the Board of Directors and CEO
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 08, 2017	April 20, 2017
Mandate	From one (1) year, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders' Meeting to be held in the year 2018.

For the Board of Directors, from one (1) year, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2018; and for the Board of Executive Officers, up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	35	Board of Directors: 8 and Board of Executive Officers: 19

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12. Shareholders’ meeting and management

Name	DENISE AGUIAR ALVAREZ	JOÃO AGUIAR ALVAREZ
Date of birth	January 24, 1958	August 11, 1960
Profession	Educator	Agronomist
CPF [Individual Taxpayer's Registry]	032.376.698-65	029.533.938-11
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	April 20, 2017
Mandate	From one (1) year, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2018.
Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	27	27

Name	CARLOS ALBERTO RODRIGUES GUILHERME	MILTON MATSUMOTO
Date of birth	December 21, 1943	April 24, 1945
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	021.698.868-34	081.225.550-04
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	April 20, 2017	April 20, 2017
Mandate	From one (1) year, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2018.
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	6

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12. Shareholders’ meeting and management

Name	JOSÉ ALCIDES MUNHOZ	AURÉLIO CONRADO BONI
Date of birth	July 23, 1948	July 19, 1951
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	064.350.330-72	191.617.008-00
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	April 20, 2017	April 20, 2017
Mandate	From one (1) year, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2018.
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	3	2

✓ Members of the Board of Executive Officers:

LUIZ CARLOS TRABUCO CAPPI
Vice Chairman of the Board of Directors and CEO - Information already presented in “Board of Directors”

Name	DOMINGOS FIGUEIREDO DE ABREU	ALEXANDRE DA SILVA GLÜHER
Date of birth	January 8, 1959	August 14, 1960
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	942.909.898-53	282.548.640-04
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	Refer to item 12.7	Investor Relations Officer. Participates in a committee, as listed in item 12.7.
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	16	16

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12. Shareholders’ meeting and management

Name	JOSUÉ AUGUSTO PANCINI	MAURÍCIO MACHADO DE MINAS
Date of birth	April 14, 1960	July 1, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	966.136.968-20	044.470.098-62
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	20	8

Name	MARCELO DE ARAÚJO NORONHA	ANDRÉ RODRIGUES CANO
Date of birth	August 10, 1965	July 22, 1958
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	360.668.504-15	005.908.058-27
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	14	8

Name	OCTAVIO DE LAZARI JUNIOR	LUIZ CARLOS ANGELOTTI
Date of birth	July 18, 1963	November 16, 1964
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	044.745.768-37	058.042.738-25
Election position held	Executive Vice-President	Managing Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	Refer to item 12.7
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	15

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12. Shareholders’ meeting and management

Name	NILTON PELEGRINO NOGUEIRA	ANDRÉ MARCELO DA SILVA PRADO
Date of birth	May 7, 1954	December 6, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	680.389.338-34	797.052.867-87
Election position held	Managing Officer	Managing Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 04, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	15	8

Name	DENISE PAULI PAVARINA	MOACIR NACHBAR JUNIOR
Date of birth	April 14, 1963	April 5, 1965
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	076.818.858-03	062.947.708-66
Election position held	Managing Officer	Managing Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	Refer to item 12.7
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	12

Name	CASSIANO RICARDO SCARPELLI	EURICO RAMOS FABRI
Date of birth	July 28, 1968	September 29, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	082.633.238-27	248.468.208-58
Election position held	Managing Officer	Managing Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	10	7

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12. Shareholders’ meeting and management

Name	RENATO EJNISMAN	WALKIRIA SCHIRRMEISTER MARCHETTI
Date of birth	February 12, 1970	November 1, 1960
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	136.865.628-55	048.844.738-09
Election position held	Managing Officer	Managing Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 04, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	3	10

Name	RÔMULO DE MELLO DIAS	AURÉLIO GUIDO PAGANI
Date of birth	September 27, 1961	March 7, 1960
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	604.722.787-20	349.838.999-87
Election position held	Managing Officer	Deputy Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	16

Name	GUILHERME MULLER LEAL	LUIZ CARLOS BRANDÃO CAVALCANTI JUNIOR
Date of birth	November 12, 1967	March 2, 1962
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	965.442.017-15	226.347.385-87
Election position held	Deputy Officer	Deputy Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 04, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	6	12

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12. Shareholders’ meeting and management

Name	ROGÉRIO PEDRO CÂMARA	JOÃO CARLOS GOMES DA SILVA
Date of birth	October 5, 1963	January 20, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	063.415.178-90	044.972.398-45
Election position held	Deputy Officer	Deputy Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 02, 2017	May 02, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	6	8

✓ Members of the Departmental Board:

Name	AMILTON NIETO	ANDRÉ BERNARDINO DA CRUZ FILHO
Date of birth	January 28, 1961	June 11, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	011.136.138-90	192.221.224-53
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	8

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12. Shareholders’ meeting and management

Name	ANTONIO CARLOS MELHADO	ANTONIO GUALBERTO DINIZ
Date of birth	June 2, 1959	March 27, 1962
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	851.955.538-15	053.485.748-56
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	7	8

Name	ANTONIO JOSÉ DA BARBARA	BRUNO D’AVILA MELO BOETGER
Date of birth	December 21, 1968	June 17, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	083.858.728-33	867.743.957-91
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	4

Name	CARLOS WAGNER FIRETTI	CLAYTON CAMACHO
Date of birth	November 5, 1968	January 29, 1962
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	116.362.538-81	049.313.418-29
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	3	12

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12. Shareholders’ meeting and management

Name	EDILSON WIGGERS	EDSON MARCELO MORETO
Date of birth	August 3, 1968	January 16, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	641.036.099-15	091.302.478-37
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	7	3

Name	FERNANDO ANTÔNIO TENÓRIO	FREDERICO WILLIAM WOLF
Date of birth	June 13, 1961	May 12, 1957
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	226.475.114-20	882.992.108-44
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	5	6

Name	GEDSON OLIVEIRA SANTOS	GLAUCIMAR PETICOV
Date of birth	February 7, 1976	March 18, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	261.708.518-05	059.348.278-63
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	Refer to item 12.7	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	4	6

164 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	HIROSHI OBUCHI	JOÃO ALBINO WINKELMANN
Date of birth	July 25, 1965	May 14, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	103.116.958-09	394.235.810-72
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	3	8

Name	JOEL ANTONIO SCALABRINI	JOSÉ LUIS ELIAS
Date of birth	June 30, 1959	January 5, 1956
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	926.230.698-91	719.038.288-72
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	6	7

Name	JOSÉ RAMOS ROCHA NETO	LAYETTE LAMARTINE AZEVEDO JUNIOR
Date of birth	December 8, 1968	August 18, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	624.211.314-72	337.092.034-49
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	6

165 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	LEANDRO JOSÉ DINIZ	LUCIO RIDEKI TAKAHAMA
Date of birth	November 2, 1966	May 13, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	062.643.218-93	052.446.968-74
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	8

Name	MARCELO FRONTINI	MARCELO SANTOS DALL’OCCO
Date of birth	March 14, 1966	August 11, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	126.724.118-75	054.500.438-13
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	3	4

Name	MARCIO HENRIQUE ARAUJO PARIZOTTO	MARCOS APARECIDO GALENDE
Date of birth	May 5, 1975	May 9, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	256.358.578-33	089.419.738-05
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	3	7

166 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	MARLOS FRANCISCO DE SOUZA ARAUJO	MAURICIO GOMES MACIEL
Date of birth	July 26, 1977	June 14, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	274.447.478-90	074.061.198-44
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	4	1

Name	PAULO APARECIDO DOS SANTOS	PAULO MANUEL TAVEIRA DE OLIVEIRA FERREIRA
Date of birth	June 15, 1964	February 9, 1965
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	072.150.698-42	127.009.368-17
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	6

167 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	ROBERTO DE JESUS PARIS	WALDEMAR RUGGIERO JÚNIOR
Date of birth	September 15, 1972	March 16, 1958
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	106.943.838-30	047.681.808-76
Election position held	Department Officer	Department Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	6	6

Name	WILSON REGINALDO MARTINS
Date of birth	September 2, 1965
Profession	Banking Employee
CPF [Individual Taxpayer's Registry]	337.633.301-78
Election position held	Department Officer
Date of election	March 10, 2017
Date that office was taken	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None
Elected by the controller	Yes
Independent member	No
Number of consecutive mandates	8

✓ Members of the Board:

Name	ALBERT ADELL ROSO	ALEXANDRE CESAR PINHEIRO QUERCIA
Date of birth	March 25, 1971	June 17, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	153.093.598-93	126.285.468-76
Election position held	Officer	Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	1

168 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	ANTONIO CHINELLATO NETO	ANTONIO DAISSUKE TOKURIKI
Date of birth	March 6, 1958	December 3, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	029.888.168-32	112.458.198-79
Election position held	Officer	Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	3

Name	ANTRANIK HAROUTIOUNIAN	CARLOS HENRIQUE VILLELA PEDRAS
Date of birth	February 28, 1961	September 20, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	032.695.678-63	011.710.097-80
Election position held	Officer	Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	1

Name	CARLOS LEIBOWICZ	EDILSON DIAS DOS REIS
Date of birth	December 31, 1970	December 26, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	225.472.338-35	809.141.447-15
Election position held	Officer	Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	1

169 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	EDMIR JOSÉ DOMINGUES	FERNANDO FREIBERGER
Date of birth	May 29, 1969	November 28, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	094.166.058-32	732.669.659-49
Election position held	Officer	Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	1

Name	FERNANDO HONORATO BARBOSA	GILVANDRO MATOS DA SILVA
Date of birth	April 24, 1979	September 23, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	213.131.738-78	594.320.637-04
Election position held	Officer	Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	1

Name	JEFFERSON RICARDO ROMON	JULIANO RIBEIRO MARCÍLIO
Date of birth	March 22, 1962	April 25, 1973
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	009.224.238-30	253.578.878-02
Election position held	Officer	Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	2	1

170 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	MANOEL GUEDES DE ARAUJO NETO	PAULO EDUARDO WAACK
Date of birth	October 1, 1966	March 21, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	387.789.395-34	149.114.048-84
Election position held	Officer	Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	3

✓ Members of the Regional Board:

Name	ADEMIR APARECIDO CORREA JUNIOR	ALBERTO DO NASCIMENTO LEMOS
Date of birth	July 11, 1969	January 6, 1962
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	633.628.309-78	723.191.357-15
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	1

Name	ALMIR ROCHA	ALTAIR NAUMANN
Date of birth	June 1, 1964	June 26, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	125.546.708-89	572.336.329-87
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	3

171 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	AMADEU EMILIO SUTER NETO	ANDRÉ FERREIRA GOMES
Date of birth	January 17, 1965	July 18, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	056.897.388-75	059.012.418-86
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	3	4

Name	ANTONIO PIOVESAN	CARLOS ALBERTO ALÁSTICO
Date of birth	April 12, 1961	June 9, 1960
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	015.525.598-31	002.744.798-77
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	6

Name	CÉSAR CABÚS BERENGUER SILVANY	DELVAIR FIDÊNCIO DE LIMA
Date of birth	December 18, 1964	December 16, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	338.666.355-91	005.645.288-89
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	8

172 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	FRANCISCO AQUILINO PONTES GADELHA	FRANCISCO ASSIS DA SILVEIRA JUNIOR
Date of birth	July 9, 1957	October 12, 1965
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	089.915.023-34	075.811.178-98
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	8

Name	GERALDO DIAS PACHECO	JOÃO ALEXANDRE SILVA
Date of birth	November 30, 1959	April 23, 1964
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	389.678.049-20	534.562.979-04
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	8	8

173 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	JOÃO PEDRO DA SILVA VILLELA	JOEL QUEIROZ DE LIMA
Date of birth	March 5, 1978	October 27, 1964
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	287.540.538-11	472.087.406-15
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	1

Name	JOSÉ FLÁVIO FERREIRA CLEMENTE	JOSÉ ROBERTO GUZELA
Date of birth	March 19, 1966	February 7, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	050.549.538-41	516.862.529-00
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	3	1

Name	LUIZ BENONI PASSINI	NELSON VEIGA NETO
Date of birth	December 14, 1959	March 1, 1976
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	011.823.718-76	071.848.557-28
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	1	1

174 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	OSMAR SANCHES BISCUOLA	PAULO ROBERTO ANDRADE DE AGUIAR
Date of birth	March 31, 1962	September 12, 1973
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	476.268.369-87	018.098.157-97
Election position held	Regional Officer	Regional Officer
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate

Up until the first Meeting of the Board of Directors, which is to be held after the 2018 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	4	1

✓ Members of the Fiscal Council, elected by the controlling shareholders:

Name	DOMINGOS APARECIDO MAIA	JOSÉ MARIA SOARES NUNES
Date of birth	March 31, 1952	April 11, 1958
Profession	Accountant	Accountant
CPF [Individual Taxpayer's Registry]	714.810.018-68	001.666.878-20
Election position held	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	April 20, 2017	April 20, 2017
Mandate	Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2018.
Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member
Number of consecutive mandates	12	3

Name	ARIOVALDO PEREIRA	NILSON PINHAL
Date of birth	July 16, 1952	January 21, 1948
Profession	Accountant	Business Administrator
CPF [Individual Taxpayer's Registry]	437.244.508-34	221.317.958-15
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	April 20, 2017	May 12, 2017
Mandate	Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2018.
Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member
Number of consecutive mandates	1	3

175 – Reference Form – 2017

12. Shareholders’ meeting and management

Name	RENAUD ROBERTO TEIXEIRA	JORGE TADEU PINTO DE FIGUEIREDO
Date of birth	April 25, 1943	November 22, 1952
Profession	Businessman	Lawyer
CPF [Individual Taxpayer's Registry]	057.180.078-53	399.738.328-68
Election position held	Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	May 12, 2017	May 12, 2017
Mandate	Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2018.
Other positions and duties with issuer	None	None
Elected by the controller	Yes	Yes
Independent member
Number of consecutive mandates	12	8

✓ Members of the Fiscal Council, elected by preferred shareholders:

Name	WALTER LUIS BERNARDES ALBERTONI	REGINALDO FERREIRA ALEXANDRE
Date of birth	September 29, 1968	March 7, 1959
Profession	Lawyer	Economist
CPF [Individual Taxpayer's Registry]	147.427.468-48	003.662.408-03
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	April 20, 2017	May 12, 2017
Mandate	Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2018.
Other positions and duties with issuer	None	None
Elected by the controller	No	No
Independent member	Yes	Yes
Number of consecutive mandates	0	0

✓ Members of the Fiscal Council, elected by common shareholders who are not members of the controlling block:

Name	JOÃO CARLOS DE OLIVEIRA	JOÃO SABINO
Date of birth	June 28, 1952	January 19, 1956
Profession	Business Consultant	Lawyer
CPF [Individual Taxpayer's Registry]	171.602.609-10	989.560.358-49
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2017	March 10, 2017
Date that office was taken	April 20, 2017	May 12, 2017
Mandate	Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2018.
Other positions and duties with issuer	None	None
Elected by the controller	No	No
Independent member	Yes	Yes
Number of consecutive mandates	4	0

176 – Reference Form – 2017

12. Shareholders’ meeting and management

12.5. “m” - Information on:

i.

main professional experiences during the last 5 years, appointing: the company’s name and business sector; the position; if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer;

ii.	indication of all of the management positions that they occupy in any other third sector companies or organizations.

✓ Members of the Board of Directors:

LÁZARO DE MELLO BRANDÃO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Chairman of the Board of Directors (Non-Executive Board Member).
Companies that form part of the economic group of the issuer

Chairman of the Board of Directors:

NCF Participações S.A.

Chairman of the Board of Directors and CEO:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Chairman of the Managing Board and CEO:

Fundação Bradesco

CEO:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Chairman of the Board of Directors (Non-Executive Board Member).
Chairman of the Board of Directors: Bradesco Saúde S.A. BSP Empreendimentos Imobiliários S.A. Manager: Bradport - S.G.P.S. Sociedade Unipessoal, Lda.
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Chairman of the Board of Directors (Non-Executive Board Member).

Chairman of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

Chairman of the Board of Directors and of the Board of Executive Officers:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

CEO:

NCD Participações Ltda.

Top Clube Bradesco, Segurança, Educação e Assistência Social

177 – Reference Form – 2017

12. Shareholders’ meeting and management

LUIZ CARLOS TRABUCO CAPPI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Vice Chairman of the Board of Directors (Executive Board Member) and CEO. From March 10, 2009 to March 11, 2014, held the position of Member of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer.

Companies that form part of the economic group of the issuer

Vice Chairman of the Board of Directors and Vice-President:

NCF Participações S.A.

Vice Chairman of the Board of Directors and Vice-President:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Vice-President:

Nova Cidade de Deus Participações S.A.

Vice-Chairman of the Managing Board and Vice-President:

Fundação Bradesco

LUIZ CARLOS TRABUCO CAPPI
Companies that form part of the economic group of the issuer

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Vice Chairman of the Board of Directors (Executive Board Member) and CEO. From April 30, 2009 to April 29, 2014, held the position of Member of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer.

Chairman of the Board of Directors:

Banco Bradesco Europa S.A.(1)

Vice Chairman of the Board of Directors:

Bradesco Saúde S.A.

BSP Empreendimentos Imobiliários S.A.

CEO:

Banco Alvorada S.A.(2)

Banco Boavista Interatlântico S.A.(2)

Banco Bradescard S.A.(2)

Banco Bradesco BBI S.A.

Banco Bradesco Cartões S.A.(2)

Banco Bradesco Financiamentos S.A.(2)

Banco Losango S.A. - Banco Múltiplo(2)

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.(2)

Bradescard Elo Participações S.A.(2)

Bradesco Administradora de Consórcios Ltda.

Bradesplan Participações Ltda.(1)

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários(2)

Kirton Bank S.A. - Banco Múltiplo(2)

Tempo Serviços Ltda.(1)

União Participações Ltda.(1)

Vice-President:

Banco Bradesco BERJ S.A.(2)

Officer:

Companhia Securitizadora de Créditos Financeiros Rubi(2)

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.(1)

(1) Held the position until March 2017.

(2) Held the position until April 2017.

Companies with shared control	Chairman of the Board of Directors: Elo Participações S.A.
Other companies or third sector organizations

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Vice Chairman of the Board of Directors (Non-Executive Board Member). From April 29, 2009 to April 27, 2014, held the position of Member of the Board of Directors (Non-Executive Board Member).

Vice Chairman of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

Vice Chairman of the Board of Directors and Executive Vice-President:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

CEO:

Aicaré Holdings Ltda.(1)

Alvorada Companhia Securitizadora de Créditos Financeiros(2)

Alvorada Serviços e Negócios Ltda.(1)

Amapari Holdings S.A.(2)

Andorra Holdings S.A.(2)

Aporé Holdings S.A.(2)

Aquarius Holdings Ltda.(1)

Aranaú Holdings S.A.(2)

Baíra Holdings Ltda.(1)

(1) Held the position until March 2017.

(2) Held the position until April 2017.

178 – Reference Form – 2017

12. Shareholders’ meeting and management

LUIZ CARLOS TRABUCO CAPPI
Other companies or third sector organizations

CEO:

Baneb Corretora de Seguros S.A.(2)

Bankpar Brasil Ltda.(1)

Bankpar Consultoria e Serviços Ltda.(1)

Barinas Holdings S.A.(2)

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.(1)

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.(2)

BF Promotora de Vendas Ltda.(1)

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.(2)

BP Promotora de Vendas Ltda.(1)

Bpar Corretagem de Seguros Ltda.(1)

Bradescor Corretora de Seguros Ltda.(1)

Carson Holdings Ltda.(1)

Celta Holdings S.A.(2)

Cidade Capital Markets Ltd.(1)

Columbus Holdings S.A.(2)

Credival - Participações, Administração e Assessoria Ltda.(1)

Elvas Holdings Ltda.(1)

Embaúba Holdings Ltda.(1)

Everest Leasing S.A. Arrendamento Mercantil(2)

Ganant Corretora de Seguros Ltda.(1)

Japira Holdings S.A.(2)

Ibi Corretora de Seguros Ltda.(1)

Imagra Imobiliária e Agrícola Ltda.(1)

Kirton Administradora de Consórcio Ltda.(2)

Kirton Corretora de Seguros S.A.(2)

Kirton Gestão de Recursos Ltda.(1)

Lecce Holdings S.A.(2)

Lyon Holdings Ltda.(1)

Manacás Holdings Ltda.(1)

Maníbu Holdings Ltda.(1)

Marselha Holdings Ltda.(1)

Miramar Holdings S.A.(2)

Nova Marília Administração de Bens Móveis e Imóveis Ltda.(1)

Nova Paiol Participações Ltda.(1)

Promosec Companhia Securitizadora de Créditos Financeiros(2)

PTS Viagens e Turismo Ltda.(1)

Serel Participações em Imóveis S.A.(2)

Settle Consultoria, Assessoria e Sistemas Ltda.(1)

ShopFácil Soluções em Comércio Eletrônico S.A.(2)

Taíba Holdings Ltda.(1)

Tandil Holdings Ltda.(1)

Tapajós Holdings Ltda.(1)

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.(2)

Titanium Holdings S.A.(1)

Treviglio Holdings Ltda.(1)

Varese Holdings Ltda.(1)

Viareggio Holdings Ltda.(1)

Vice-President:

NCD Participações Ltda.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Officer:

Alvorada Administradora de Cartões Ltda.(2)

Brasilia Cayman Investments II Limited(1)

Brasilia Cayman Investments III Limited(1)

Quixaba Empreendimentos e Participações Ltda. (2)

(1) Held the position until March 2017.

(2) Held the position until April 2017.

179 – Reference Form – 2017

12. Shareholders’ meeting and management

LUIZ CARLOS TRABUCO CAPPI
Other companies or third sector organizations

Chairman of the Board of Representatives and of the Board of Executive Officers:

Confederação Nacional das Instituições Financeiras - CNF

Member of the Managing Board and of the Advisory Council:

FEBRABAN - Federação Brasileira de Bancos

(1) Held the position until March 2017.

(2) Held the position until April 2017

180 – Reference Form – 2017

12. Shareholders’ meeting and management

DENISE AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies that form part of the economic group of the issuer	Cidade de Deus - Companhia Comercial de Participações. Business sector: Holdings. Position: Member of the Board of Directors and Officer.
Member of the Board of Directors: BBD Participações S.A. Member of the Managing Board and Deputy Officer: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

Member of the Board of Directors and Deputy Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Deliberative Council:

Museu de Arte Moderna de São Paulo (MAM)

Member of Board of Trustees:

Fundação Roberto Marinho

Member of the Advisory Council:

Associação Pinacoteca Arte e Cultura - APAC

Canal Futura

Fundação Dorina Nowill para Cegos

CEO:

ADC Bradesco - Associação Desportiva Classista

Deputy Officer:

NCD Participações Ltda.

JOÃO AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies that form part of the economic group of the issuer	Cidade de Deus - Companhia Comercial de Participações. Business sector: Holdings. Position: Member of the Board of Directors and Officer.
Member of the Board of Directors: BBD Participações S.A. Member of the Managing Board and Deputy Officer: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).
Member of the Board of Directors and Deputy Officer: Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição Deputy Officer: NCD Participações Ltda.

181 – Reference Form – 2017

12. Shareholders’ meeting and management

CARLOS ALBERTO RODRIGUES GUILHERME
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies that form part of the economic group of the issuer

Member of the Board of Directors and Officer:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Board of Directors:

NCF Participações S.A.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).
Member of the Board of Directors: BSP Empreendimentos Imobiliários S.A. CEO: Banco Bradesco BERJ S.A.
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

Member of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Managing Officer:

NCD Participações Ltda.

Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social

182 – Reference Form – 2017

12. Shareholders’ meeting and management

MILTON MATSUMOTO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies that form part of the economic group of the issuer

Member of the Board of Directors and Officer:

BBD Participações S.A.

Member of the Board of Directors:

Cidade de Deus - Companhia Comercial de Participações

NCF Participações S.A.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).
Member of the Board of Directors: BSP Empreendimentos Imobiliários S.A.
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

Member of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

183 – Reference Form – 2017

12. Shareholders’ meeting and management

MILTON MATSUMOTO
Other companies or third sector organizations	CEO: Alvorada Administradora de Cartões Ltda. Managing Officer: NCD Participações Ltda. Officer: Top Clube Bradesco, Segurança, Educação e Assistência Social

JOSÉ ALCIDES MUNHOZ
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member), having held, from January 3, 2012 to March 9, 2014, the position of Executive Vice-President.

Companies that form part of the economic group of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

NCF Participações S.A.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member), having held, from April 30, 2012 to April 29, 2014, the position of Executive Vice-President.

Member of the Board of Directors: BSP Empreendimentos Imobiliários S.A.
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

Member of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

CEO:

Quixaba Empreendimentos e Participações Ltda.

Managing Officer:

NCD Participações Ltda.

Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social

AURÉLIO CONRADO BONI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member), having held, from January 3, 2012 to March 9, 2015, the position of Executive Vice-President.

Companies that form part of the economic group of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

NCF Participações S.A.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

184 – Reference Form – 2017

12. Shareholders’ meeting and management

AURÉLIO CONRADO BONI
Companies that form part of the economic group of the issuer

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member), having held, from April 30, 2012 to April 29, 2015, the position of Executive Vice-President.

Member of the Board of Directors: BSP Empreendimentos Imobiliários S.A. CEO: Companhia Securitizadora de Créditos Financeiros Rubi
Companies with shared control	-.-
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

Vice Chairman of the Board of Directors:

Aquarius Participações S.A.

Fidelity Processadora S.A.

Fidelity Serviços e Contact Center S.A.

Member of the Board of Directors:

BSP Park Estacionamentos e Participações S.A.

IT Partners Ltd.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Managing Officer:

NCD Participações Ltda.

Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social

✓ Members of the Board of Executive Officers:

LUIZ CARLOS TRABUCO CAPPI
Vice Chairman of the Board of Directors and CEO – Information already presented in “Board of Directors”.

DOMINGOS FIGUEIREDO DE ABREU
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Companies that form part of the economic group of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Executive Vice-President:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Executive Vice-President.

Executive Vice-President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Banco Losango S.A. - Banco Múltiplo

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

185 – Reference Form – 2017

12. Shareholders’ meeting and management

DOMINGOS FIGUEIREDO DE ABREU
Companies that form part of the economic group of the issuer

Executive Vice-President:

Bradesco Administradora de Consórcios Ltda.

Kirton Bank S.A. - Banco Múltiplo

Officer:

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

União Participações Ltda.

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Executive Vice-President:

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradescor Corretora de Seguros Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Credival - Participações, Administração e Assessoria Ltda.

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Instituto Assistencial Alvorada

Kirton Administradora de Consórcio Ltda.

Kirton Corretora de Seguros S.A.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Managing Officer:

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

186 – Reference Form – 2017

12. Shareholders’ meeting and management

DOMINGOS FIGUEIREDO DE ABREU
Other companies or third sector organizations

Officer:

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

ALEXANDRE DA SILVA GLÜHER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Companies that form part of the economic group of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Executive Vice-President:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Executive Vice-President.

Executive Vice-President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Banco Losango S.A. - Banco Múltiplo

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradesco Administradora de Consórcios Ltda.

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Kirton Bank S.A. - Banco Múltiplo

Tempo Serviços Ltda.

Officer:

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

União Participações Ltda.

187 – Reference Form – 2017

12. Shareholders’ meeting and management

ALEXANDRE DA SILVA GLÜHER
Companies with shared control	-.-
Other companies or third sector organizations

Chairman of the Board of Directors:

2bCapital S.A.

Vice Chairman of the Board of Directors:

Central de Exposição a Derivativos - CED

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Effective Member of the Board of Directors:

Aquarius Participações S.A.

Fidelity Processadora S.A.

Fidelity Serviços e Contact Center S.A.

Sitting Member of the Board of Directors:

Câmara Interbancária de Pagamentos - CIP

Vice-President and Alternate Delegate at CONSIF:

FENABAN - Federação Nacional dos Bancos

CEO and Chairman of the Consulting Board:

Instituto Kirton Solidariedade

CEO:

Instituto Assistencial Alvorada

Executive Vice-President:

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradescor Corretora de Seguros Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Credival - Participações, Administração e Assessoria Ltda.

FEBRABAN - Federação Brasileira de Bancos

Ganant Corretora de Seguros Ltda.

IBCB - Instituto Brasileiro de Ciência Bancária

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Kirton Gestão de Recursos Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Managing Officer:

NCD Participações Ltda.

Treasury Officer:

Sindicato dos Bancos nos Estados de São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia e Roraima

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

188 – Reference Form – 2017

12. Shareholders’ meeting and management

ALEXANDRE DA SILVA GLÜHER
Other companies or third sector organizations

Officer:

Carson Holdings Ltda.

Celta Holdings S.A.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

189 – Reference Form – 2017

12. Shareholders’ meeting and management

JOSUÉ AUGUSTO PANCINI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Companies that form part of the economic group of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Executive Vice-President:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Executive Vice-President.

Executive Vice-President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradesco Administradora de Consórcios Ltda.

Kirton Bank S.A. - Banco Múltiplo

Tempo Serviços Ltda.

Officer:

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

190 – Reference Form – 2017

12. Shareholders’ meeting and management

JOSUÉ AUGUSTO PANCINI
Companies that form part of the economic group of the issuer	Officer: Columbus Holdings S.A. Companhia Securitizadora de Créditos Financeiros Rubi União Participações Ltda.
Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Executive Vice-President:

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradescor Corretora de Seguros Ltda.

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Kirton Administradora de Consórcio Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Managing Officer:

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

191 – Reference Form – 2017

12. Shareholders’ meeting and management

JOSUÉ AUGUSTO PANCINI
Other companies or third sector organizations

Officer:

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

MAURÍCIO MACHADO DE MINAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Companies that form part of the economic group of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Executive Vice-President:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Executive Vice-President.

CEO:

Scopus Soluções em TI Ltda.

Executive Vice-President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradesco Administradora de Consórcios Ltda.

Kirton Bank S.A. - Banco Múltiplo

Tempo Serviços Ltda.

Officer:

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

União Participações Ltda.

Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Effective Member of the Board of Directors:

Aquarius Participações S.A.

Fidelity Processadora S.A.

Fidelity Serviços e Contact Center S.A.

Member of the Board of Directors:

MPO - Processadora de Pagamentos Móveis S.A.

NCR Brasil - Indústria de Equipamentos para Automação S.A.

CEO:

Scopus Desenvolvimento de Sistemas Ltda.

Scopus Industrial S.A.

192 – Reference Form – 2017

12. Shareholders’ meeting and management

MAURÍCIO MACHADO DE MINAS
Other companies or third sector organizations

Executive Vice-President:

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradescor Corretora de Seguros Ltda.

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Managing Officer:

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

193 – Reference Form – 2017

12. Shareholders’ meeting and management

MARCELO DE ARAÚJO NORONHA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Companies that form part of the economic group of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Executive Vice-President:

NCF Participações S.A.

Officer:

Nova Cidade de Deus Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Executive Vice-President.

Chairman of the Board of Directors:

Bradesco Securities Hong Kong Limited.

Executive Vice-President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Banco Losango S.A. - Banco Múltiplo

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradesco Administradora de Consórcios Ltda.

Kirton Bank S.A. - Banco Múltiplo

Officer:

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

União Participações Ltda.

Manager:

Bradescard México, Sociedad de Responsabilidad Limitada

Companies with shared control	Chairman of the Board of Directors: Companhia Brasileira de Soluções e Serviços Vice Chairman of the Board of Directors: Cielo S.A. Member of the Board of Directors: Elo Participações S.A.
Other companies or third sector organizations

Chairman of the Board of Directors:

MPO - Processadora de Pagamentos Móveis S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Deliberative Council:

A-Prev - Sociedade de Previdência Privada

CEO:

Associação Brasileira das Empresas de Cartões de Crédito e Serviços - ABECS

Executive Vice-President:

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradescor Corretora de Seguros Ltda.

Credival - Participações, Administração e Assessoria Ltda.

194 – Reference Form – 2017

12. Shareholders’ meeting and management

MARCELO DE ARAÚJO NORONHA
Other companies or third sector organizations

Executive Vice-President:

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Managing Officer:

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Manibu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

Varese Holdings Ltda.

Viareggio Holdings Ltda.

Manager:

RFS Human Management, Sociedad de Responsabilidad Limitada

195 – Reference Form – 2017

12. Shareholders’ meeting and management

ANDRÉ RODRIGUES CANO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President. From January 2012 to December 2016, held the position of Managing Officer.
Companies that form part of the economic group of the issuer	Member of the Board of Directors: Cidade de Deus - Companhia Comercial de Participações Member of the Managing Board: Fundação Bradesco Executive Vice-President: NCF Participações S.A.
Executive Vice-President: Banco Bradesco BERJ S.A. Bradesco Administradora de Consórcios Ltda. Bradesco Leasing S.A. - Arrendamento Mercantil. Managing Officer: Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Officer and Member of the Advisory Council:

Instituto Kirton Solidariedade

Sitting Officer:

Confederação Nacional do Sistema Financeiro - CONSIF

Secretary Officer:

Instituto Assistencial Alvorada

OCTAVIO DE LAZARI JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President. From February 2015 to May 2017, held the position of Managing Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Managing Officer: Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations	Member of the Board of Directors: Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição Superintendent Officer: Kirton Administradora de Consórcio Ltda.

LUIZ CARLOS ANGELOTTI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco Managing Officer: NCF Participações S.A.
Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Managing Officer.
Managing Officer: Banco Bradesco BERJ S.A.
Companies with shared control	-.-

196 – Reference Form – 2017

12. Shareholders’ meeting and management

LUIZ CARLOS ANGELOTTI
Other companies or third sector organizations

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board:

Associação Brasileira das Companhias Abertas - ABRASCA

Treasury Officer:

Instituto Assistencial Alvorada

Institutional Relations Officer:

Instituto Kirton Solidariedade

NILTON PELEGRINO NOGUEIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Managing Officer: Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations	Member of the Board of Directors: Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

ANDRÉ MARCELO DA SILVA PRADO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Managing Officer: Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations	Member of the Board of Directors: Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

DENISE PAULI PAVARINA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Managing Officer: Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations

Vice Chairman of the Board of Directors:

2bCapital S.A.

Member of the Board of Directors:

B3 S.A. - Brasil, Bolsa, Balcão

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Instituto BRAiN - Brasil Investimentos & Negócios

Kirton Gestão de Recursos Ltda.

Effective Member of the Board of Directors:

Vale S.A.

Valepar S.A.

197 – Reference Form – 2017

12. Shareholders’ meeting and management

MOACIR NACHBAR JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Managing Officer: BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations

Sitting Member of the Board of Directors:

Valepar S.A.

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Alternate Member of the Board of Directors:

Vale S.A.

Other companies or third sector organizations	Alternate Member of the Managing Board: Associação Brasileira das Companhias Abertas - ABRASCA CEO: 2bCapital S.A. Managing Officer: BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

CASSIANO RICARDO SCARPELLI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer. From February 2015 to December 2016, held the position of Deputy Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Deputy Officer: Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations	Member of the Board of Directors: Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

198 – Reference Form – 2017

12. Shareholders’ meeting and management

EURICO RAMOS FABRI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer. From February 2015 to December 2016, held the position of Deputy Officer.
Companies that form part of the economic group of the issuer

Superintendent Officer:

Banco Bradescard S.A.

Banco Bradesco Cartões S.A.

Banco Losango S.A. - Banco Múltiplo

Bradesco Administradora de Consórcios Ltda.

Deputy Officer:

Kirton Bank S.A. - Banco Múltiplo

Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Alternate Member of the Board of Directors:

Fidelity Processadora S.A.

Fidelity Serviços e Contact Center S.A.

Superintendent Officer:

Bankpar Brasil Ltda.

Bpar Corretagem de Seguros Ltda.

199 – Reference Form – 2017

12. Shareholders’ meeting and management

EURICO RAMOS FABRI
Other companies or third sector organizations

Superintendent Officer:

Credival - Participações, Administração e Assessoria Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

RENATO EJNISMAN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer. From February 2015 to December 2016, held the position of Deputy Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Vice Chairman of the Board of Directors: Bradesco Securities Hong Kong Limited Bradesco Securities UK Limited Bradesco Securities, Inc. General Officer: Banco Bradesco BBI S.A.
Companies with shared control	-.-
Other companies or third sector organizations	Member of the Board of Directors: Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

WALKIRIA SCHIRRMEISTER MARCHETTI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer. From February 2015 to December 2016, held the position of Deputy Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Alternate Member of the Board of Directors:

Aquarius Participações S.A.

Fidelity Processadora S.A.

Fidelity Serviços e Contact Center S.A.

RÔMULO DE MELLO DIAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control	Cielo S.A. Business sector: Means of Payments. Position: Member of the Board of Directors. From May 2008 to December 2016, held the position of CEO.
Other companies or third sector organizations	Companhia Brasileira de Gestão de Serviços. Business sector: Provision of services in the Health area. Position: Chairman of the Board of Directors, from June 2008 to November 2016.

200 – Reference Form – 2017

12. Shareholders’ meeting and management

AURÉLIO GUIDO PAGANI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer. From August 2010 to December 2016, held the position of Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

GUILHERME MULLER LEAL
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer. From January 2012 to December 2016, held the position of Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

LUIZ CARLOS BRANDÃO CAVALCANTI JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer. From March 2005 to December 2016, held the position of Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	Chairman of the Board of Directors: TecBan - Tecnologia Bancária S.A. Alternate Member of the Board of Directors: MPO - Processadora de Pagamentos Móveis S.A.

ROGÉRIO PEDRO CÂMARA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer. From January 2012 to December 2016, held the position of Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Officer: Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations

201 – Reference Form – 2017

12. Shareholders’ meeting and management

JOÃO CARLOS GOMES DA SILVA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer. From January 2012 to February 2017, held the position of Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	Alternate Member of the Board of Directors: CIBRASEC - Companhia Brasileira de Securitização

✓ Members of the Departmental Board:

AMILTON NIETO, ANTONIO CARLOS MELHADO, ANTONIO GUALBERTO DINIZ, ANTONIO JOSÉ DA BARBARA, CARLOS WAGNER FIRETTI, CLAYTON CAMACHO, EDILSON WIGGERS, EDSON MARCELO MORETO, FREDERICO WILLIAM WOLF, JOÃO ALBINO WINKELMANN, JOEL ANTONIO SCALABRINI, JOSÉ LUIS ELIAS, LAYETTE LAMARTINE AZEVEDO JUNIOR, LUCIO RIDEKI TAKAHAMA, MARCELO SANTOS DALL’OCCO, MARCIO HENRIQUE ARAUJO PARIZOTTO, MARCOS APARECIDO GALENDE, MARLOS FRANCISCO DE SOUZA ARAUJO, PAULO APARECIDO DOS SANTOS, WALDEMAR RUGGIERO JÚNIOR, WILSON REGINALDO MARTINS

Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

ANDRÉ BERNARDINO DA CRUZ FILHO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Officer: BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations	Chairman of the Board of Directors: Galgo Sistemas de Informações S.A. Officer: BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BRUNO D’AVILA MELO BOETGER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Board of Directors: Banco Bradesco Europa S.A.
Companies with shared control	-.-
Other companies or third sector organizations

202 – Reference Form – 2017

12. Shareholders’ meeting and management

FERNANDO ANTÔNIO TENÓRIO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	CEO: ASBEB - Associação dos Bancos do Estado da Bahia

GEDSON OLIVEIRA SANTOS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Officer: BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Kirton Bank S.A. - Banco Múltiplo
Companies with shared control	-.-
Other companies or third sector organizations	Officer: 2bCapital S.A. Kirton Gestão de Recursos Ltda.

GLAUCIMAR PETICOV
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

CEO:

ARFAB - Associação Recreativa dos Funcionários da Atlântica-Bradesco

Clube Bradesco de Seguros

Officer:

ADC Bradesco - Associação Desportiva Classista

Secretary Officer:

SINDICREFI - Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo

HIROSHI OBUCHI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

203 – Reference Form – 2017

12. Shareholders’ meeting and management

JOSÉ RAMOS ROCHA NETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Officer: Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários
Companies with shared control	-.-
Other companies or third sector organizations

LEANDRO JOSÉ DINIZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer. From January 2012 to December 2016, held the position of Regional Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Bradesco Administradora de Consórcios Ltda. Business sector: Management of consortiums for the acquisition of assets and rights. Position: Officer, from December 2016 to February 2017.
Companies with shared control	-.-
Other companies or third sector organizations

MARCELO FRONTINI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Officer: Scopus Soluções em TI Ltda.
Companies with shared control	-.-
Other companies or third sector organizations

Member of the Board of Directors:

NCR Brasil - Indústria de Equipamentos para Automação S.A.

Officer:

Scopus Desenvolvimento de Sistemas Ltda.

Scopus Industrial S.A.

ShopFácil Soluções em Comércio Eletrônico S.A.

MAURICIO GOMES MACIEL
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer. From December 2009 to February 2015, held the position of Regional Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Bradesco Administradora de Consórcios Ltda. Business sector: Management of consortiums for the acquisition of assets and rights. Position: Officer, from February 2015 to January 2017.
Companies with shared control	-.-
Other companies or third sector organizations	Officer: Associação de Bancos no Estado do Rio de Janeiro - ABERJ Kirton Administradora de Consórcio Ltda. Sindicato dos Bancos do Estado do Rio de Janeiro - SBERJ

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PAULO MANUEL TAVEIRA DE OLIVEIRA FERREIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer. From February 2012 to December 2016, held the position of Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

ROBERTO DE JESUS PARIS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	Member of the Board of Directors: CETIP S.A. - Mercados Organizados

✓ Members of the Board of Executive Officers:

ALBERT ADELL ROSO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Officer. From 2014 to 2016, held the position of Head of Retail Banking for Brazil and Latin America and COO, Retail Banking and Wealth Management RBWM Brasil, from 2011 to 2014.

Companies with shared control	-.-
Other companies or third sector organizations

ALEXANDRE CESAR PINHEIRO QUERCIA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer. From January 2014 to July 2016, held the position of Executive Superintendent.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

205 – Reference Form – 2017

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ANTONIO CHINELLATO NETO, ANTONIO DAISSUKE TOKURIKI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

ANTRANIK HAROUTIOUNIAN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer. From May 2006 to December 2016, held the position of Executive Superintendent.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

CARLOS HENRIQUE VILLELA PEDRAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer. From February 2011 to December 2016, held the position of Executive Superintendent.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

CARLOS LEIBOWICZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Officer. From November 2013 to October 2016, held the position of Head of Corporate Banking.

Companies with shared control	-.-
Other companies or third sector organizations	Banco Fibra S.A. (Grupo Vicunha and IFC). Business sector: Financial. Position: Executive Vice-President, Wholesale Business, from 2012 to 2013.

206 – Reference Form – 2017

12. Shareholders’ meeting and management

EDILSON DIAS DOS REIS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer. From February 2012 to December 2016, held the position of Executive Superintendent.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

EDMIR JOSÉ DOMINGUES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer. From June 2011 to July 2016, held the position of Executive Superintendent.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

FERNANDO FREIBERGER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Officer. From September 2013 to October 2016, held the position of Officer - Head of Commercial Banking and Head of Corporate Banking, from January 2010 to August 2013.

Companies with shared control	-.-
Other companies or third sector organizations

FERNANDO HONORATO BARBOSA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer. From May to December 2016, held the position of Executive Superintendent.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários. Business sector: Distributor of securities. Position: Executive Superintendent, from December 2011 to April 2016.
Companies with shared control	-.-
Other companies or third sector organizations

207 – Reference Form – 2017

12. Shareholders’ meeting and management

GILVANDRO MATOS DA SILVA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Officer. From May 2014 to October 2016, held the position of Executive Superintendent of the Branch Network.

Companies with shared control	-.-
Other companies or third sector organizations	Banco Santander S.A. Business sector: Financial. Position: Executive Superintendent of the Branch Network, from 2008 to 2014.

JEFFERSON RICARDO ROMON
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Companies that form part of the economic group of the issuer	Member of the Managing Board and Deputy Officer: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations	Deputy Officer: NCD Participações Ltda. Officer: ADC Bradesco - Associação Desportiva Classista

JULIANO RIBEIRO MARCÍLIO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Officer. From November 2013 to October 2016, held the position of Head of Human Resources.

Companies with shared control	-.-
Other companies or third sector organizations	Sapiens Next, e-learning company focused on corporate education. Business sector: Distance education. Position: Co-founder.

MANOEL GUEDES DE ARAUJO NETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer. From April 2010 to December 2016, held the position of Executive Superintendent.
Companies that form part of the economic group of the issuer	Member of the Managing Board: Fundação Bradesco
Companies with shared control	-.-
Other companies or third sector organizations

208 – Reference Form – 2017

12. Shareholders’ meeting and management

PAULO EDUARDO WAACK
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

✓ Members of the Regional Board:

ADEMIR APARECIDO CORREA JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Regional Officer. From January 2011 to October 2016, held the position of Executive Superintendent.

Companies with shared control	-.-
Other companies or third sector organizations

ALBERTO DO NASCIMENTO LEMOS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Regional Officer. From July 2014 to October 2016, held the position of Executive Superintendent.

Companies with shared control	-.-
Other companies or third sector organizations

Banco Santander (Brasil) S.A. Business sector: Financial. Positions: Executive Superintendent, Companies, from August 2013 to July 2014. Superintendent, Commercial Management, from February 2012 to July 2013.

ALMIR ROCHA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations	Officer: ABERJ - Associação de Bancos no Estado do Rio de Janeiro SBERJ - Sindicato dos Bancos do Estado do Rio de Janeiro

209 – Reference Form – 2017

12. Shareholders’ meeting and management

ALTAIR NAUMANN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

First Treasurer Officer:

Associação dos Bancos no Estado do Rio Grande do Sul

Treasurer Vice-President and Deputy Delegate Representative on the Board of Federação Nacional dos Bancos (FENABAN):

Sindicato dos Bancos nos Estados do Rio Grande do Sul e Santa Catarina

AMADEU EMILIO SUTER NETO, ANDRÉ FERREIRA GOMES, ANTONIO PIOVESAN, CARLOS ALBERTO ALÁSTICO, DELVAIR FIDÊNCIO DE LIMA, FRANCISCO ASSIS DA SILVEIRA JUNIOR, GERALDO DIAS PACHECO, JOÃO ALEXANDRE SILVA, JOSÉ FLÁVIO FERREIRA CLEMENTE

Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

CÉSAR CABÚS BERENGUER SILVANY
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer. From July 2004 to December 2016, held the position of Regional Manager.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

FRANCISCO AQUILINO PONTES GADELHA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations	CEO: Sindicato dos Bancos dos Estados da Bahia e de Sergipe CEO and Representative at FENABAN: Sindicato dos Bancos dos Estados de Pernambuco, Alagoas, Paraíba e Rio Grande do Norte

210 – Reference Form – 2017

12. Shareholders’ meeting and management

JOÃO PEDRO DA SILVA VILLELA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Regional Officer. From January 2014 to June 2016, held the position of Regional Executive Superintendent, Network. From February 2012 to December 2013, held the position of Executive Superintendent, Commercial Strategy.

Companies with shared control	-.-
Other companies or third sector organizations

JOEL QUEIROZ DE LIMA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer. From April 2007 to December 2016, held the position of Regional Manager.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

JOSÉ ROBERTO GUZELA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer. From January 2010 to November 2016, held the position of Regional Manager.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

LUIZ BENONI PASSINI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Regional Officer. From November 2008 to October 2016, held the position of Executive Superintendent.

Companies with shared control	-.-
Other companies or third sector organizations

211 – Reference Form – 2017

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NELSON VEIGA NETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Regional Officer. From December 2014 to October 2016, held the position of Regional Executive Superintendent, Network.

Companies with shared control	-.-
Other companies or third sector organizations	Banco Santander (Brasil) S.A. Business sector: Financial. Positions: Executive Superintendent, Select Network, from 2013 to 2014. Regional Superintendent, Retail, from 2010 to 2013.

OSMAR SANCHES BISCUOLA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations	Vice Chairman of the Board of Directors: Associação de Bancos nos Estados de Goiás, Tocantins e Maranhão - ASBAN-GO/TO/MA

PAULO ROBERTO ANDRADE DE AGUIAR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Companies that form part of the economic group of the issuer

Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: Regional Officer. From 2012 to 2016, held the position of Regional Executive Superintendent, Network.

Companies with shared control	-.-
Other companies or third sector organizations

✓ Members of the Fiscal Council, elected by the controlling shareholders:

DOMINGOS APARECIDO MAIA and JOSÉ MARIA SOARES NUNES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

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ARIOVALDO PEREIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council. From September 2009 to January 2016, held the position of Executive Superintendent.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control	Effective Member of the Fiscal Council: Elo Participações S.A.
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Effective Member of the Fiscal Council.

NILSON PINHAL, RENAUD ROBERTO TEIXEIRA and JORGE TADEU PINTO DE FIGUEIREDO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

✓ Members of the Fiscal Council, elected by preferred shareholders:

WALTER LUIS BERNARDES ALBERTONI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Effective Member of the Fiscal Council.
Petróleo Brasileiro S.A. - PETROBRAS. Business sector: Oil and Gas. Position: Fiscal Council (Sitting Member).
Paranapanema S.A. Business sector: Mining and Metallurgy. Position: Sitting Director of the Board.
Albertoni Sociedade de Advogados. Business sector: Providing legal and consulting services. Position: Partner.

Associação de Investidores no Mercado de Capitais - AMEC. Business sector: non-profit association dedicated to defend the rights and interests of minority shareholders and investors. Position: Legal Adviser.

Ser Educacional S.A. Business sector: Education. Position: Fiscal Director (Alternate Member).
Mills S.A. Business sector: Equipment leasing. Position: Fiscal Director (Alternate Member).
Conselho de Recursos do Sistema Financeiro Nacional. Business sector: Regulation of the Real Estate and Banking Market. Position: Alternate Director, from 2012 to 2015.

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REGINALDO FERREIRA ALEXANDRE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations	Petróleo Brasileiro S.A. - Petrobras. Business sector: Oil and Gas. Position: Fiscal Director.
BRF S.A. Business sector: Comp. Adm. Part. - Food. Position: Fiscal Director (independent member).
Iochpe-Maxion S.A. Business sector: Machines, Equipment, Vehicles, and Parts. Position: Fiscal Director.
Ser Educacional S.A. Business sector: Education. Position: Fiscal Director.
Mahle Metal Leve S.A. Business sector: Machines, Equipment, Vehicles, and Parts. Position: Alternate Member of the Board of Directors.

✓ Members of the Fiscal Council, elected by common shareholders who are not members of the controlling block:

JOÃO CARLOS DE OLIVEIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

JOÃO SABINO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council. From February 2012 to November 2015, held the position of Department Officer.
Companies that form part of the economic group of the issuer	-.-
Companies with shared control
Other companies or third sector organizations

12.5. “n” - Description of any of the following events that have occurred during the last 5 years:

                 i.       any criminal conviction;

                ii.       any conviction in administrative proceedings of the CVM and the penalties applied;

               iii.       any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or trade activity

None of the members of the Board of Directors, of the Board of Executive Officers, the Fiscal Council or the Committees was convicted under the terms of items i, ii and iii above.

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12.6.    Percentage of interest in the last fiscal year, in relation to the members of the Board of Directors and the Fiscal Council, in the meetings held by the respective body in the same period, which have been held after taking office:

BOARD OF DIRECTORS
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Lázaro de Mello Brandão	128	95%
Luiz Carlos Trabuco Cappi		88%
Denise Aguiar Alvarez		80%
João Aguiar Alvarez		86%
Carlos Alberto Rodrigues Guilherme		89%
Milton Matsumoto		88%
José Alcides Munhoz		91%
Aurélio Conrado Boni		86%

FISCAL COUNCIL
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Domingos Aparecido Maia	58	95%
José Maria Soares Nunes		93%
Ariovaldo Pereira		95%
Walter Luis Bernardes Albertoni		He was not a member in the last fiscal year
João Carlos de Oliveira		98%
Nilson Pinhal		0%
Renaud Roberto Teixeira
Jorge Tadeu Pinto de Figueiredo
Reginaldo Ferreira Alexandre		They were not members in the last fiscal year.
João Sabino

215 – Reference Form – 2017

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12.7.    Information from item 12.5, sub-items “a” to “l”, in relation to members of the statutory committees as well as the audit, risk, financial and compensation committees, although such committees or structures are not statutory

AUDIT COMMITTEE (Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Milton Matsumoto	April 24, 1945	Banking Employee	081.225.550/04	Member, acting as Coordinator	March 10, 2017	May 12, 2017	April 27, 2020	Member of the Board of Directors	2
Paulo Roberto Simões da Cunha	May 27, 1950	Accountant	567.047.048/68	Financial Expert			February 18, 2019	None	3
Wilson Antonio Salmeron Gutierrez	December 6, 1941	Economist	038.131.698/04	Member			March 1[o] , 2022		0

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COMPENSATION COMMITTEE (Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Lázaro de Mello Brandão	June 15, 1926	Banking Employee	004.637.528/72	Member, acting as Coordinator	March 10, 2017	March 13, 2017	Up until the first Meeting of the Board of Directors which is to be held after the 2018 Annual Shareholders’ Meeting	Chairman of the Board of Directors	13
Luiz Carlos Trabuco Cappi	October 6, 1951		250.319.028/68	Member				Vice Chairman of the Board of Directors and Chief Executive Officer	8
Carlos Alberto Rodrigues Guilherme	December 21, 1943		021.698.868/34					Member of the Board of Directors	6
Milton Matsumoto	April 24, 1945		081.225.550/04
Valdirene Soares Secato	June 23, 1971		131.402.398/58	Non-Manager Member				Executive Superintendent	2

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COMMITTEE OF INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION (Non-Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Alexandre da Silva Glüher	August 14, 1960	Banking Employee	282.548.640/04	Member, acting as Coordinator	December 17, 2010	None	Not stated	Executive Vice-President and Investor Relations Officer	6
José Alcides Munhoz	July 23, 1948		064.350.330/72	Member	June 13, 2016			Member of the Board of Directors	1
Aurélio Conrado Boni	July 19, 1951		191.617.008/00
Domingos Figueiredo de Abreu	January 8, 1959		942.909.898/53		March 24, 2008			Executive Vice-President	9
Josué Augusto Pancini	April 14, 1960		966.136.968/20		February 17, 2014				3
Maurício Machado de Minas	July 1, 1959		044.470.098/62
Marcelo de Araújo Noronha	August 10, 1965		360.668.504/15		February 18, 2015				2
André Rodrigues Cano	July 22, 1958		005.908.058/27		December 19, 2016				1
Luiz Carlos Angelotti	November 16, 1964		058.042.738/25		March 9, 2012			Managing Officer	5
Moacir Nachbar Junior	April 5, 1965		062.947.708/66		February 18, 2015				2
Gedson Oliveira Santos	February 7, 1976		261.708.518/05		January 31, 2014			Department Officer	3

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12.8.    Percentage of interest, in relation to each of the people that are participating as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even though these committees or structures are not statutory, in the meetings held by the respective body, in the same period, which have been held after taking office

AUDIT COMMITTEE (Statutory Body)
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Milton Matsumoto	247	95%
Paulo Roberto Simões da Cunha		98%
Wilson Antonio Salmeron Gutierrez		He was not a member in the last fiscal year.

COMPENSATION COMMITTEE (Statutory Body)
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Lázaro de Mello Brandão	5	100%
Luiz Carlos Trabuco Cappi		100%
Carlos Alberto Rodrigues Guilherme		100%
Milton Matsumoto		80%
Valdirene Soares Secato		100%

COMMITTEE OF INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION (Non-Statutory Body)
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Alexandre da Silva Glüher	9	78%
José Alcides Munhoz		44%
Aurélio Conrado Boni		44%
Domingos Figueiredo de Abreu		100%
Josué Augusto Pancini		78%
Maurício Machado de Minas		100%
Marcelo de Araújo Noronha		33%
André Rodrigues Cano		22%
Luiz Carlos Angelotti		56%
Moacir Nachbar Junior		67%
Gedson Oliveira Santos		56%

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12.9 - Existence of a marital relationship, stable union or kinship up to the second degree between:

a)      issuer’s managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez; they are both Members of the Board of Directors.

b)      (i) issuer's managers and (ii) subsidiaries' managers, directly or indirectly bound to the issuer:

None.

c)      (i) issuer's managers and the managers of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers:

None.

d)      (i) issuer’s managers and (ii) managers of the issuer's direct or indirect controllers:

Ms. Denise Aguiar Alvarez and Mr. João Aguiar Alvarez, Members of the Board of Directors of the issuer, are the daughter and son, respectively, of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco.

12.10 - Relationships of subordination, provision of service or control in the last three fiscal years between the issuer’s managers and:

a.   company controlled, direct or indirectly, by the issuer, except for those in which the issuer detains, direct or indirectly, the total share capital:

Note: According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:

•    They are business corporations of a private limited partnership;

•    They have a minority interest of less than 1%;

•      The Organization elects all members of Management.

LUIZ CARLOS TRABUCO CAPPI
Company		Odontoprev S.A.
CNPJ (Corporate Taxpayer's Registry)		58.119.199/0001-51
2014	Position	Chairman of the Board of Directors
	Note	Mandate ended in April
	Subsidiary	Indirect
2015	Position	-.-
	Note	-.-
	Subsidiary	-.-
2016	Position	-.-
	Note	-.-
	Subsidiary	-.-

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12. Shareholders’ meeting and management

b.   direct or indirect controlling company of the issuer:

LÁZARO DE MELLO BRANDÃO
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Chairman of the Board of Directors and CEO	Chairman of the Board of Directors and CEO	Chairman of the Managing Board and CEO	CEO	CEO
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Chairman of the Board of Directors and CEO	Chairman of the Board of Directors and CEO	Chairman of the Managing Board and CEO	CEO	CEO
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Chairman of the Board of Directors and CEO	Chairman of the Board of Directors and CEO	Chairman of the Managing Board and CEO	Chairman of the Board of Directors	CEO
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

LUIZ CARLOS TRABUCO CAPPI
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Managing Board and Vice-President	Vice-President	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Managing Board and Vice-President	Vice-President	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Managing Board and Vice-President	Vice Chairman of the Board of Directors and CEO	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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DENISE AGUIAR ALVAREZ, JOÃO AGUIAR ALVAREZ
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2014	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2015	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2016	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct

CARLOS ALBERTO RODRIGUES GUILHERME
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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MILTON MATSUMOTO
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

JOSÉ ALCIDES MUNHOZ, AURÉLIO CONRADO BONI
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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12. Shareholders’ meeting and management

DOMINGOS FIGUEIREDO DE ABREU, ALEXANDRE DA SILVA GLÜHER, JOSUÉ AUGUSTO PANCINI, MAURÍCIO MACHADO DE MINAS
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

MARCELO DE ARAÚJO NORONHA
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	-.-	-.-	Member of the Managing Board	-.-	-.-
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	-.-	-.-	Direct	-.-	-.-
2015	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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LUIZ CARLOS ANGELOTTI
Company		Fundação Bradesco	NCF Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06	04.233.319/0001-18
2014	Position	Member of the Managing Board	-.-
	Note	-.-	-.-
	Controlling company	Direct	-.-
2015	Position	Member of the Managing Board	-.-
	Note	-.-	-.-
	Controlling company	Direct	-.-
2016	Position	Member of the Managing Board	Managing Officer
	Note	-.-	-.-
	Controlling company	Direct	Direct

ANDRÉ RODRIGUES CANO, OCTAVIO DE LAZARI JUNIOR, NILTON PELLEGRINO NOGUEIRA, ANDRÉ MARCELO DA SILVA PRADO, DENISE PAULI PAVARINA, MOACIR NACHBAR JUNIOR, CASSIANO RICARDO SCARPELLI, WALKIRIA SCHIRRMEISTER MARCHETTI, AURÉLIO GUIDO PAGANI, GUILHERME MULLER LEAL, LUIZ CARLOS BRANDÃO CAVALCANTI JUNIOR, ROGÉRIO PEDRO CÂMARA, JOÃO CARLOS GOMES DA SILVA, AMILTON NIETO, ANDRÉ BERNARDINO DA CRUZ FILHO, ANTONIO CARLOS MELHADO, ANTONIO JOSÉ DA BARBARA, CLAYTON CAMACHO, EDILSON WIGGERS, EDSON MARCELO MORETO, FERNANDO ANTÔNIO TENÓRIO, FREDERICO WILLIAM WOLF, GEDSON OLIVEIRA SANTOS, GLAUCIMAR PETICOV, JOÃO ALBINO WINKELMANN, JOEL ANTONIO SCALABRINI, JOSÉ LUIS ELIAS, JOSÉ RAMOS ROCHA NETO, LAYETTE LAMARTINE AZEVEDO JUNIOR, LUCIO RIDEKI TAKAHAMA, MARCELO FRONTINI, MARCELO SANTOS DALL’OCCO, MARCIO HENRIQUE ARAUJO PARIZOTTO, MARCOS APARECIDO GALENDE, MARLOS FRANCISCO DE SOUZA ARAÚJO, PAULO APARECIDO DOS SANTOS, PAULO MANUEL TAVEIRA DE OLIVEIRA FERREIRA, ROBERTO DE JESUS PARIS, WALDEMAR RUGGIERO JÚNIOR, ANTONIO CHINELLATO NETO, ANTONIO DAISSUKE TOKURIKI

Company		Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06
2014	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2015	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2016	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

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12. Shareholders’ meeting and management

ANTONIO GUALBERTO DINIZ, CARLOS WAGNER FIRETTI, WILSON REGINALDO MARTINS
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06
2014	Position	-.-
	Note	-.-
	Controlling company	-.-
2015	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2016	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

JEFFERSON RICARDO ROMON
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06
2014	Position	-.-
	Note	-.-
	Controlling company	-.-
2015	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct
2016	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct

ALBERT ADELL ROSO, ALEXANDRE CESAR PINHEIRO QUERCIA, EDMIR JOSÉ DOMINGUES, FERNANDO FREIBERGER
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06
2014	Position	-.-
	Note	-.-
	Controlling company	-.-
2015	Position	-.-
	Note	-.-
	Controlling company	-.-
2016	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

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12. Shareholders’ meeting and management

c.   if relevant, the supplier, client, debtor or creditor of the issuer, its controlling or controlled companies or controlled of/by any of these people:

None.

12.11 - Agreements, including any insurance policies, for the payment or reimbursement of expenses incurred by Directors and Officers

Bradesco annually arranges the Seguro de Responsabilidade Civil Geral de Administradores (Directors and Officers insurance – D&O coverage) for itself, its subsidiaries and affiliates, for a 12-month term.

Due to the completion of the acquisition of HSBC Brasil in 2016, an endorsement was made in the Bradesco policy, which now includes HSBC Brasil and their subsidiaries. The aim is to provide the worldwide coverage of its directors’ and officers’ risks of claims for damages and compensation or legal actions that have been made by individuals, corporations or government bodies, or by agencies alleging that they have been harmed by acts committed by the insured. The policies cover claims made against the insured, exclusively, for harmful acts (actions or omissions, provided that not wrongful) that have been performed by the insured.

The insured person can mean any individual who has been, is or will be, as the case may be, a member of the Board of Directors, Board of Executive Officers, Fiscal Council or any other statutory body or body created by the bylaws or articles of incorporation of Bradesco or its subsidiaries, or any employee who has powers of management and/or representation vis-à-vis third parties or whose job involves the representation of fact or law of the Company vis-à-vis third parties.

The scope of coverage is global, except for complaints in companies that are blocked by economic sanctions and by any environmental damage in the USA. For the year 2016, the coverage was for US$150 million.

Total Insurance Premium	US$1.595 million (+ 7% IOF)
Chubb	US$615 thousand (+ 7% IOF)
Ace	US$295 thousand (+ 7% IOF)
AIG	US$206 thousand (+ 7% IOF)
Zurich	US$419 thousand (+ 7% IOF)
HSBC Endorsement	US$59.6 thousand (+ 7% IOF)

12.12 - Corporate Governance practices

To notify whether or not the issuer follows any code of good practice for corporate governance, indicating, if affirmative, the code followed and the differentiated practices of corporate governance that are adopted as a result.

A.    Code of Good Practice of Corporate Governance of the Brazilian Institute of Corporate Governance – IBGC (since 2003, the year in which Bradesco joined the IBGC)

Bradesco adopts several practices that are enacted by the stated code, mainly regarding the following foundations:

1.   Partners

Bylaws

Shareholders’ Meeting

Liquidity of the securities

Policy of dividends

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12. Shareholders’ meeting and management

2.   Board of Directors

Attributions

Membership of the Board of Directors

Classes of Directors

Mandate

Availability of time

Chairman of the Board

Evaluation of the Board and members

Evaluation of the CEO and of the Board of Executive Officers

Planning of succession

Internal regulation

Committees of the Board of Directors

Audit Committee

Office of Governance

Meetings of the Board of Directors

Confidentiality

Relationships of the Board of Directors

3.   Board of Executive Officers

Attributions

Indication of the Officers

Relationship with stakeholders

Transparency

Role of the Board of Executive Officers in the code of conduct

Evaluation of the Board of Executive Officers

Access to the premises, information and files

4.   Audit and control bodies

Audit Committee

Fiscal Council

Independent Auditors

Internal Audit

Risk management, internal controls and compliance

5.   Conduct and conflict of Interests

Code of conduct

Whistleblowing channel

Conduct committee

Conflict of interests

Transactions between related parties

Use of privileged information

Policy on the negotiation of shares

Policy on the disclosure of information

Policy on the prevention and detection of illegal acts

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B.    Code of Self-regulation and Best Practices of Publicly Held Companies of ABRASCA – Associação Brasileira das Companhias Abertas (Brazilian Association of Publicly Held Companies) (since 2011, the year in which Bradesco voluntarily adhered to the Code)

The Code adopts the approach known as "apply or explain", which gives flexibility to Member Companies to decide whether not to apply one or more rules, provided that they explain the reasons for their decision.

In compliance with the Code, Bradesco declares to apply all of the principles listed therein, and the application of the rules laid down in Chapters 1 and 11 to 14 are mandatory.

With respect to the rules included in Chapters 2 to 10 of the Code, which are to be applied, or the reasons for their non-application must be explained, we provide Bradesco with explanations related to those where adopted procedures are not in agreement with the Code:

Chapter 2 – Board of Directors

Item 2.3.2 – Presence of an Independent Director in the Board of Directors

We understand that the current lack of an independent director in the Board of Directors is offset by the experience and expertise of its other members. In addition, according to its closed career policy, Bradesco gives priority, from the office of director, to former executives with many years of experience and the ability to focus more skillfully on the guidelines for a strategic planning that is aligned to the Organization’s mission. This model has shown good results, given to the fact that Bradesco performance is easily recognized by the market. However, we emphasize that the existence of independent directors is positively considered by Bradesco, provided that it would add value to the institution and its shareholders.

We highlight that the composition of Bradesco’s Board of Directors reflects its Succession and Appointment Policy, which proclaims the following guidelines:

1.   To ensure that the candidates appointed to the Board of Directors by controlling shareholders are highly skilled professionals and identified with the values of the Organization;

2.   To ensure the evaluation process of candidates that is used to fill vacancies on the Board of Directors, so as to allow for their nominations to be made observing experience and technical and behavioral competencies;

3.   To ensure that aspects of diversity, such as gender, race and ethnicity, are respected in the appointment of candidates to fill vacancies on the Board of Directors;

4.   To ensure that the appointment of members of the Board of Directors is in compliance with the laws, rules and regulations that govern the matter;

5.   To ensure that all of the above guidelines established for the succession and appointment of members of the Board of Directors are applied to the succession and appointment of candidates for any vacancies on the Board of Executive Officers; and

6.   To ensure that the "Rotation of Duties" offers Officers the opportunities for professional development, preparing them to take on new challenges and responsibilities within the Organization.

Item 2.4.3 – Committees chaired by Directors

Bradesco has seven (7) committees subordinated to the Board of Directors, two (2) of which are Statutory (Audit and Compensation), and five (5) of which are Non-Statutory (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation, Succession and Appointment, and Sustainability). All of these Committees are coordinated by a member of the Board of Directors, with the exception of the Integrated Risk Management and Capital Allocation Committee and the Sustainability Committee which, despite having members of the Board of Directors in their composition, are coordinated by executives responsible for the areas directly connected to the Committees. Furthermore, both were established by the Board of Directors, which also established its duties, among which we highlight:

a)   Integrated Risk and Capital Allocation Management Committee

Objective: to advise the Board of Directors in the performance of its tasks, related to the management and the control of risks and of capital, which is hereby understood as the economic-financial consolidated. Their Duties are:

a)     to assure the fulfillment of the Organization’s risk management policies;

b)    to assure the effectiveness of risk management processes;

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12. Shareholders’ meeting and management

c)     to approve the exposure limits by types of risks, according to the risk appetite set forth by the Board of Directors;

d)    to validate and submit for the Board of Directors’ approval:

              i.       policies, structures, roles, responsibilities and procedures that are associated with risk and capital management;

             ii.       proposals of risk appetite, exposure limits by type of risks and the management of capital;

            iii.       the Recovery Plan and, in its eventual implementation, the adoption of provisioned strategies, as well as concluding the implementation; and

           iv.       the results of the revisions regarding policies and the structuring of risks and capital management, whilst observing, at least, the frequency that is established in the regulation;

e)     to inform the Board of Directors of the risk control reports, the assessment of capital requirement and capital adequacy, as well as substantial changes that are related to the adopted strategies and the status of business continuity plans;

f)     to acknowledge the rules issued by the Basel Committee on Banking Supervision (BCBS), to estimate the impacts of its adequacy and to monitor its implementation;

g)    to be informed of the work carried out by internal and external audits regarding risks management, and of the results concerning the Independent Validation of Models;

h)     to inform the Board of Directors, on a regular basis, about activities related to the Committee;

i)      to review and propose the updating of the Statutes of the Executive Risks Management Committees to the Board of Directors, when necessary;

j)      to provide the Board of Directors with an extensive and integrated view of risks and their impact on capital;

k)     to acknowledge the periodic monitoring of the Risk Indicators in force, deriving from the Commission for Monitoring of Risk Indicators;

l)      to execute the Recovery Plan according to the decision of the Board of Directors and to evaluate the efficiency of the adopted strategies; and

m)   to ensure the timely communication to the Brazilian Central Bank, in respect to the implementation (or not) of the Recovery Plan, when reaching the critical level of the indicators and/or the materialization of the stress situation.

b)   Sustainability Committee

Objective: to advise the Board of Directors in the performance of its tasks that relate to the fostering of sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of socioenvironmental responsibility. Their Duties are:

a)     to ensure that the Corporate Sustainability Policy and Socioenvironmental Responsibility Standard are always up to date, in compliance with the best practices of the market and applicable laws and regulations in force;

b)    to approve corporate standards and procedures related to sustainability issues, determining actions for their dissemination and for monitoring compliance;

c)     to ensure the implementation of the Sustainability Policy, the Socioenvironmental Standard, and other sustainability commitments undertaken by the Organization;

d)    to evaluate and submit to the Board of Directors:

                 I.   the improvements related to the Corporate Sustainability Policy and the Socioenvironmental Standard;

                II.   adherence to or maintenance of the adherence to “Principles”, “Protocols”, “Agreements” and “Treaties”, domestic or international, related to sustainability issues;

               III.   the proposals and action plans aimed at the implementation of sustainability initiatives with potential business impact, such as climate change, stakeholder engagement, financial inclusion, mitigation of socioenvironmental risks, and other related issues; and

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              IV.   the approval of reports on sustainability practices and actions, as well as institutional communications relevant to the issue, directing the referrals and measures deemed necessary.

e)     the adoption of measures necessary to the elimination or mitigation of socioenvironmental risks, herein understood as losses resulting from deviations from or violations against human rights and the environment;

f)     the creation of Committees to handle matters related to sustainability, through the establishment of statutes and the appointment of members;

g)    to demand the analysis of socioenvironmental risks throughout the institution, seeking solutions that are in line with the dependencies affected by the issue and working to improve the management of the issue in the Organization;

h)     to approve training programs and tools aimed at disseminating knowledge and raising awareness on the issues and practices related to corporate sustainability; and

i)      to ensure that the Board of Directors and other members of the Board of Executive Officers are aware of the issues and/or situations that may represent a risk to the Organization, resulting from issues related to Sustainability.

Item 2.4.4 – Independent Director as a Member of the Audit Committee

We understand that the absence of Independent Board Members is fully compensated by the Audit Committee composition, constituted according to legal provisions for its operation, which establishes the basic conditions for the position of a Committee member, his/her level of report to the Board of Directors and especially to the Central Bank.

Bradesco’s Audit Committee meets a legal requirement that is provided in Resolution No. 3,198/04, which establishes that, in addition to the provisions of Resolution No. 3,041/02, which establishes the conditions for holding offices in statutory bodies of financial and other institutions authorized to operate by the Central Bank, that the following are basic conditions that are required to be a member of an audit committee in listed companies:

a)      not to be or to have been over the last twelve months:

i.      officer of the institution of any of its affiliates;

ii.     employee of the institution of any of its affiliates;

iii.    technical manager, officer, manager, supervisor or any other member with management duties of the team involved in the institution’s audits matters;

iv.   member of the fiscal council of the institution of any of its affiliates;

b)      spouse or direct, collateral or in-law kin up to the second degree of any person mentioned in sub-item “a” above of items I and II;

c)      recipient of any type of compensation from the institution of any of its affiliates, other than that related to its position of Audit Committee’s member.

It also establishes that the Audit Committee should report directly to the Board of Directors and that, if the audit committee’s member of the institution is also a member of the board of directors of the institution of any of its affiliates, he/she shall have the right to opt for the compensation received from one of those positions.

Another aspect that must be highlighted is that the Audit Committee is expected to prepare, at the closing of semesters ended in June 30 and December 31, a document titled audit committee report, which is to remain available to the Brazilian Central Bank for five (5) years and contain, at least, the following information:

1.     activities performed under its duties within the period;

2.      evaluation of the institution’s internal control systems’ effectiveness, with an emphasis on the compliance with Resolution No. 2,554, of September 24, 1998, evidencing every detected deficiency;

3.     description of any recommendation made to the Board of Executive Officers, with an emphasis on those that have not been followed and the respective reasons;

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4.     evaluation of the effectiveness of independent and internal audits, including the determination of compliance with legal and regulatory provisions that are applicable to the institution, in addition to any internal regulations and codes, and evidence of any detected deficiencies;

5.      evaluation of the quality of financial statements related to the respective periods, with an emphasis on the application of accounting practices adopted in Brazil, and their compliance with regulations issued by the Brazilian Central Bank, with evidence of any detected deficiencies.

Currently, Bradesco’s Audit Committee is composed of one (1) member of the Board of Directors acting in the capacity of Coordinator and two (2) other members who currently have or have previously had no relationship with Bradesco or its affiliates, and are highly skilled professionals.

12.13 - Other relevant information

1)   Information supplementary to that provided in item 12.5.K:

Fiscal Council: All members of the Fiscal Council are independent, elected by our shareholders, whose role, under the current legislation, is to oversee the actions of the Management and verify the compliance with their legal and statutory duties.

 The members of other bodies are not independent.

2)   Positions occupied by the members of the Board of Directors, in the terms of item 4.4. of the Level 1 List Regulation of Corporate Governance of B3, except for those already mentioned in item 12.5:

LÁZARO DE MELLO BRANDÃO
COMPANY/ENTITY	POSITION/FUNCTION
Associação Comercial do Rio de Janeiro	Honorary Advisor of the Adolpho Bloch Committee - Culture Business Council
COMUNITAS: Partnerships for Solidary Development	Founding Partner and Member of the General Council

LUIZ CARLOS TRABUCO CAPPI
COMPANY/ENTITY	POSITION/FUNCTION
Vale S.A.	Member of the Strategic Committee

DENISE AGUIAR ALVAREZ
COMPANY/ENTITY	POSITION/FUNCTION
Associação de Apoio ao Programa Alfabetização Solidária - AAPAS	Effective Partner
COMUNITAS: Partnerships for Solidary Development	Partner and Member of the General Board

JOÃO AGUIAR ALVAREZ, CARLOS ALBERTO RODRIGUES GUILHERME, MILTON MATSUMOTO, JOSÉ ALCIDES MUNHOZ, AURÉLIO CONRADO BONI
COMPANY/ENTITY	POSITION/FUNCTION
None.

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12. Shareholders’ meeting and management

3)   Information on Bradesco’s Meetings held in the last three (3) years:

Meetings	2014	2015	2016
Date of realization	March 10	March 10	March 10	October 7
Meeting quorum at each event	85.92% of Common Shares and 25.10% of Preferred Shares	85.51% of Common Shares and 29.57% of Preferred Shares	84.66% of Common Shares and 38.37 of Preferred Shares	82.96%of Common Shares and 0.08% of Preferred Shares
Cases of realization on a second call	None

4)   Information pertaining to appointing the Bradesco’s Ombudsman.

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
Date of birth	December 26, 1969
Profession	Banking Employee
CPF [Individual Taxpayer's Registry]	116.088.168-50
Date of designation	March 10, 2017
Date that office was taken	March 13, 2017
Mandate	Until the first meeting of the Board of Directors that is to be held after the 2018 Annual Shareholders' Meeting.
Position	Executive Superintendent

5)   Information on the administrative change that occurred in the Special Meeting of the Board of Directors, held on May 15, 2017.

Mr. Octavio de Lazari Junior was promoted to the position of Executive Vice President.

233 – Reference Form – 2017

13. Management Compensation

13. Management Compensation

13.1. Description of the policy or compensation practice, including the nonstatutory Board of Executive Officers

a)     Objectives of the policy or compensation practice

In 2012, Bradesco amended its compensation policy for managers in order to reflect the objectives established by Resolution Nº 3,921, of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation.

Its policy aims at:

  ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager's duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;
  providing alignment between compensation practices for the Management and the Organization's interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors; and
  ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

b)    Composition of compensation, indicating:

                  i.        description of the compensation elements and objectives of each one of them

a)     Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/Nº01/2017, we are indicating in item 13.2, in the years 2016, 2015 and 2014, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)    Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to 10% (ten percent) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

c)     Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives remuneration as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

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13. Management Compensation

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)    Compensation Committee

The Compensation Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No. 3,921/10, of the National Monetary Council, by 1 (one) non-administrator member. The members of the Board of Directors and the non-administrator member, when an employee of the Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No manager of the Organization is remunerated for the functions that he/she exercises in the Bradesco Organization committees.

e)     Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act at Organization. No Manager of Organization is remunerated for duties that they perform in the referred committees.

                    ii.        the proportion of each component in the total compensation

The Managers' compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Remuneration awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2016	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	33.3%	35.5%	31.2%	100.0%
Board of Executive Officers	33.2%	35.3%	31.5%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2015	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	27.3%	28.0%	44.7%	100.0%
Board of Executive Officers	27.0%	28.3%	44.7%	100.0%
Fiscal Council	100%	0.0%	0.0%	100.0%
Audit Committee (except 1 member who is also a Board of Directors’ member and his compensation is calculated considering his Board of Directors’ membership)	100%	0.0%	0.0%	100.0%

235 – Reference Form – 2017

13. Management Compensation

Fiscal Year ended in December 31, 2014	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	26.0%	28.0%	46.0%	100.0%
Board of Executive Officers	26.3%	28.8%	45.0%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

1) the proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results.

2) the proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results.

3) the amounts correspondent to post-employment benefits are related to the Managers’ pension plan. benefits are related to the Open Complementary Pension Plan to the Managers and Employees of Bradesco Organization.

                   iii.        methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

Board of Directors and Board of Executive Officers

•         Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Administrator’s term.

•         Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares issued by Bradesco, which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in 3 (three) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•         Overall Amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, the Organization observes the following criteria:

  Organization's Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•         size and result of the company comparing to its competitors;

•         domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•         internal and external factors that may affect the Organization's businesses (current and potential risks); and

•         Organization's Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC - Department of Research and Economic Studies, DPOC - Department of Planning, Budget and Control, General Accounting and DCIR - Department of Integrated Risk Control, besides other areas it deems appropriate.

  Board of Directors: the most important management Body of the Organization, it must evaluate the Remuneration Committee proposals and resolve on them.
  Shareholder’s Meeting: it is incumbent on the Shareholders Meeting to approve the Overall Amount for the compensation of the Company.

After fulfilled all steps to determine and approve the Overall Amount for compensation, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the

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13. Management Compensation

Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

             iv.        reasons that justify the composition of compensation

The Organization adopts the system of "Closed Career", hiring new employees, preferably to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled in its majority by professionals trained at the Organization itself and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career", and as a way to allow the utilization of its best professionals, Bradesco Organization promotes a constant and rotational movement, shifting employees/Managers, especially those leading areas. Bradesco Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time dedicated to their duties; (iii) the competence and professional reputation, considering their experience and qualification; and (iv) the value of its services in the market.

              v.        existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c)     main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

•         ROAE - Return on Equity - Adjusted;

•         Overall Customer Satisfaction Index;

•         Basel Index - Level 1;

•         Operating Efficiency Ratio (ER);

•         Dow Jones Sustainability Index Performance; and

•         Coverage Index.

Individual assessment process

The individual performance of Managers, as well as the performance of their respective areas, is accompanied by their respective superiors, according to consolidated half-early. The formal assessment process, in compliance with the requirements of National Monetary Council, Instruction Nº 3,921.

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13. Management Compensation

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a)     main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b)     actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c)     actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

d)    actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e)     actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a)     quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b)    commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c)     participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d)    leadership team: evaluates the team management process;

e)     planning: assesses the ability to plan the activities of their area in the medium and long term;

f)     overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g)    applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department – D      CIR and the General Inspectorate Department-IGL are considered areas of internal control and risk management in the context of the Organization, as well as the related areas of other companies of the Organization.

d)    how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i.

uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii.	part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and
iii.

the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define, the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

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13. Management Compensation

e)     how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current legislation, in Organization, to establish the Managers’ Compensation, it is taken into consideration the organizational culture, having as main practices the "Rotation of Duties" in management positions, the adoption of the "Intern Career" system for the ascension in functional and managing positions and the decision making, primarily by collegiate bodies.

It is a practice of Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The "Intern Career" system is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, has absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors.

Due to this practice, consistently adopted over decades, is that the leadership positions, including the ones in the Board of Directors, are in their majority held by people who began their career at Organization.

Besides this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which are recorded and unavailable ("Restricted Shares").

Restricted Shares become available in 3 (three) equal, annual and successive installments, expiring the first installment 1 (one) year after the date of acquisition of shares, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Deferral Period.

For the establishment of the deferral related to the 50% previously described, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution No. 3,921/10, the Organization takes into account the rotation of duties of the mentioned Managers, as well as the collegiate decision-making process through its various committees, with the consequent dilution of possible risks arising from its decisions. Thus, it was established a single percentage of 50% of the net amount of Variable Remuneration, therefore over the 40% established in the Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

f)      existence of compensation supported by subsidiaries, controlled or direct or indirect parent companies

Not applicable.

g)    existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

239 – Reference Form – 2017

13. Management Compensation

13.2 - Total compensation of the board of directors, statutory board of directors and fiscal council

Total compensation planned for current fiscal year (2017) - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	8.00	96.00	5.00	109.00
No. of members paid	7.00	96.00	5.00	108.00
Fixed annual compensation	17,100,000.00	150,400,000.00	1,080,000.00	168,580,000.00
Salary or withdrawal	17,100,000.00	150,400,000.00	1,080,000.00	168,580,000.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	17,100,000.00	150,400,000.00	-	167,500,000.00
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	17,100,000.00	150,400,000.00	-	167,500,000.00
Description of other variable remuneration

Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.

Post-employment	18,500,000.00	326,500,000.00	-	345,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.
Compensation Total	52,700,000.00	627,300,000.00	1,080,000.00	681,080,000.00

Total compensation planned for fiscal year 12/31/2016 – Annual amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	8.00	86.00	5.00	99.00
No. of members paid	7.00	86.00	5.00	98.00
Fixed annual compensation	20,286,000.00	169,848,945.00	1,323,000.00	191,457,945.00
Salary or withdrawal	16,560,000.00	138,652,200.00	1,080,000.00	156,292,200.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	3,726,000.00	31,196,745.00	243,000.00	35,165,745.00
Description of other fixed compensation	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Variable compensation	21,587,685.00	180,277,370.00	-	201,865,055.00
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	21,587,685.00	180,277,370.00	-	201,865,055.00
Description of other variable remuneration

Variable Compensation, R$17,622,600.00. 50% of the net value was destined for the acquisition of PN shares issued by Banco Bradesco S.A., which were recorded and unavailable ("Restricted Shares"), becoming available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date. INSS recognized in the result of the Company R$3.965.085,00.

Variable Compensation,R$147.165.200,00. 50% of the net value was destined for the acquisition of PN shares issued by Banco Bradesco S.A., which were recorded and unavailable ("Restricted Shares"), becoming available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.
INSS recognized in the result of the Company R$33,112,170.00.

Post-employment	18,975,000.00	161,025,000.00	-	180,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.
Compensation Total	60,848,685.00	511,151,315.00	1,323,000.00	573,323,000.00

240 – Reference Form – 2017

13. Management Compensation

Total compensation planned for fiscal year 12/31/2015 – Annual amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	9.58	85.83	5.00	100.41
No. of members paid	8.58	85.83	5.00	99.41
Fixed annual compensation	15,239,000.00	115,430,280.00	882,000.00	131,551,280.00
Salary or withdrawal	12,440,000.00	94,228,800.00	720,000.00	107,388,800.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	2,799,000.00	21,201,480.00	162,000.00	24,162,480.00
Description of other fixed compensation	INSS amount recorded in the Company’s income
Variable compensation	15,656,235.00	121,028,111.74	-	136,684,346.74
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	15,656,235.00	121,028,111.74	-	136,684,346.74
Description of other variable remuneration

Variable Compensation, R$12,780,600.00. 50% of the net value was destined for the acquisition of PN shares issued by Banco Bradesco S.A., which were recorded and unavailable ("Restricted Shares"), becoming available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.
INSS (Social Security) recognized in the Company’s results R$2,875,635.00.

Variable Compensation, R$98,798,458.56. 50% of the net value was destined for the acquisition of PN shares issued by Banco Bradesco S.A., which were recorded and unavailable ("Restricted Shares"), becoming available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.
INSS (Social Security) recognized in the Company’s results R$22.229.653,18.

Post-employment	24,932,934.41	191,620,161.52	-	216,553,095.93
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.
Compensation Total	55,828,169.41	428,078,553.26	882,000.00	484,788,722.67

Total compensation planned for fiscal year 12/31/2014 – Annual amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	8.83	88.42	4.67	101.92
No. of members paid	7.83	88.42	4.67	100.92
Fixed annual compensation	15,165,500.00	116,036,655.00	823,200.00	132,025,355.00
Salary or withdrawal	12,380,000.00	94,723,800.00	672,000.00	107,775,800.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	2,785,500.00	21,312,855.00	151,200.00	24,249,555.00
Description of other fixed compensation	INSS amount recorded in the Company’s income
Variable compensation	16,338,437.50	127,127,992.30	-	143,466,429.80
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	16,338,437.50	127,127,992.30	-	143,466,429.80
Description of other variable remuneration

Variable Compensation,R$13,337,500.00. 50% of the net value was destined for the acquisition of PN shares issued by Banco Bradesco S.A., which were recorded and unavailable ("Restricted Shares"), becoming available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.
INSS recognized in the result of the Company R$3.000.937,50

Variable Compensation,R$103.777.952,90. 50% of the net value was destined for the acquisition of PN shares issued by Banco Bradesco S.A., which were recorded and unavailable ("Restricted Shares"), becoming available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.
INSS recognized in the result of the Company R$23,350,039.40

Post-employment	26,800,140.28	198,754,636.47	-	225,554,776.75
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.
Compensation Total	58,304,077.78	441,919,283.77	823,200.00	501,046,561.55

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13. Management Compensation

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)     body (see table in “d.ii” below)

b)    number of members (see table in “d.ii” below)

c)     number of remunerated members (see table in “d.ii” below)

d)    in relation to bonus:

               i.        minimum amount set in the compensation plan

Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

              ii.        maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8	96	5	109
Number of remunerated members	7	96	5	108
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	17,100,000.00	150,400,000.00		167,500,000.00
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

            iii.        amount provided in the compensation plan, in case the goals are met

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the Overall performance of the Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

242 – Reference Form – 2017

13. Management Compensation

             iv.        a amount effectively recognized in the results

Total compensation of the year 2016 – annual amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8	86.00	5	99.00
Number of remunerated members	7	86.00	5	98.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	17,622,600.00	147,165,200.00	-	164,787,800.00
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

Total compensation of the year 2015 – annual amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	9.58	85.83	5	100.41
Number of remunerated members	8.58	85.83	5	99.41
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	12,780,600.00	98,798,458.56		111,579,058.56
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

243 – Reference Form – 2017

13. Management Compensation

Total compensation of the year 2014 – annual amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8.83	88.42	4.67	101.92
Number of remunerated members	7.83	88.42	4.67	100.92
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	13,337,500.00	103,777,952.90		117,115,452.90
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

e)     in relation to the participation in the result:

                  i.        minimum amount provided in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                 ii.        maximum amount provided in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

               iii.        amount provided in the compensation plan, in case the goals are met

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                iv.        amount effectively recognized in the result of the last 3 fiscal years

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution Nº 3,921/10, of the National Monetary Council, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

244 – Reference Form – 2017

13. Management Compensation

13.5 - Compensation based on shares of the Board of Directors and of the Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, of the National Monetary Council, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Bradesco, which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 - Method of pricing the value of shares and options

Bradesco has no plan based on shares (including stock options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the administrator, it is charged 50% for the acquisition of preferred shares issued by Banco Bradesco, which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 - Number of shares, quotas and other securities convertible into shares held by managers and by the Fiscal Council - by body

BODY	BRADESCO		CIDADE DE DEUS		BBD PARTICIPAÇÕES		BRADESPAR
	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED
Board of Directors	18,938,416	28,269,861	169,957,574	-	59,058,480	-	440,976	987,576
Board of Executive Officers	82,302	3,141,051	5	-	34,872,759	13,989,094	-	-
Fiscal Council	2,398	190,906	-	-	-	-	-	-

245 – Reference Form – 2017

13. Management Compensation

13.10 - Information on private pension plans granted to the members of the Board of Directors and to the statutory Board of Executive Officers

a) body

See table 13.10

b) number of members

See table 13.10

c) number of remunerated members

See table 13.10

a)   name of the Plan

Bradesco Organization Pension Plan

e) number of managers that meet the conditions to retire

See table 13.10

f) conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, proportional, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

h) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i) if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

Table 13.10

Body (Item “a”)	Number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated memebrs	Retired	Active		R$	R$
Board of Directors	8	7	7	-	-	46,832,240.97	18,975,000.00
Board of Executive Officers	93	93	9	84	-	510,145,386.78	161,025,000.00
Total	101	100	16	84	-	556,977,627.75	180,000,00.00

246 – Reference Form – 2017

13. Management Compensation

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Reason for not filling the table:

The Company’s management and supervisory bodies are comprised with professionals affiliated to the Brazilian Institute of Financial Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th Federal Court of Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I GRANT the pleaded injunction, determining the suspension of the validity of sub-item 13.11 of attachment 24 of CVM Instruction No.480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction in the affiliates or in the companies to which they are linked until the subsequent decision of this Court.”

On May 17, 2013 a judgment on the merits of the referred lawsuit was handed down, through which the aforementioned injunction was ratified and the request made by IBEF was upheld, having been given to the defendant - CVM -, that: “…abstain from implementing the requirement contained in subsection 13.11 of Attachment 24 of CVM Instruction No. 480, as well as apply any penalty related to the noncompliance to the referred request, to IBEF associates and to the companies with which they are associated…”.

CVM filed an appeal, which was received only in devolutive effect, and the case was sent to the Federal Regional Court of the 2nd Region, according to order made in first instance on December 19, 2013.

The reason for not disclosing the minimum, medium and maximum compensation of the members of the companies’ management and supervisory bodies is based on the preservation of individual rights to privacy and safety of the individual members of mentioned statutory bodies.

In respect to these individual rights and judicial decision referred to above, the Company will not disclose the information, unless judicial determination otherwise.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

Body	2016	2015	2014
Board of Directors	100.0%	100.0%	100.0%
Statutory Board of Executive Officers	77.4%	91.6%	95.4%
Fiscal Council	0.0%	0.0%	0.0%

13.14 - Managers and Fiscal Council´s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

247 – Reference Form – 2017

13. Management Compensation

13.15 - Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Year 2016 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	48,663,124.40	-	-	48,663,124.40
Companies under common control	-	-	-	-

Year 2015

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	60,874,295.44	-	-	60,874,295.44
Companies under common control	-	-	-	-

Year 2014 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	50,268,234.80	-	-	50,268,234.80
Companies under common control	-	-	-	-

13.16 – Other relevant information

There is no other information that we deem relevant.

248 – Reference Form – 2017

14. Human Resources

14. Human Resources

14.1 - Description of human resources

a)     Number of employees (total, grouped by the performed activity and by geographic location)

			Number of

	2016	2015	2014
In Brazil	108,525	92,619	95,265
North	3,721	3,345	3,433
Northeast	13,097	12,326	12,505
Midwest	5,500	4,435	4,532
Southeast	69,453	63,840	65,766
South	16,754	8,673	9,029
Overseas	268	242	255
Total	108,793	92,861	95,520

	2016	2015	2014
Superintendence	168	153	147
Management	16,196	10,115	10,419
Supervisors / Technicians	56,161	55,591	55,774
Operational	36,268	27,002	29,180
Total	108,793	92,861	95,520

249 – Reference Form – 2017

14. Human Resources

b)    Number of outsourced employees (total, grouped by the performed activity and by geographic location)

Number of
Activity	2016	2015	2014
Surveillance	12,754	10,689	10,652
Other Activities	2,154	1,169	1,064
Total	14,908	11,858	11,716
	Number of
Federation Unit	2016	2015	2014
Acre	31	22	26
Alagoas	116	101	102
Amazonas	239	200	204
Amapá	25	18	21
Bahia	843	709	735
Ceará	360	325	332
Distrito Federal	188	142	139
Espírito Santo	189	157	164
Goiás	407	312	314
Maranhão	301	264	272
Mato Grosso	242	164	152
Mato Grosso do Sul	244	151	169
Minas Gerais	1,417	1,151	1,169
Pará	319	263	273
Paraíba	101	89	91
Paraná	1,161	672	672
Pernambuco	346	302	305
Piauí	71	62	64
Rio de Janeiro	1,627	1,337	1,311
Rio Grande do Norte	104	92	92
Rio Grande do Sul	747	587	581
Rondônia	112	83	91
Roraima	16	9	18
Santa Catarina	521	377	383
São Paulo	5,044	4,156	3,925
Sergipe	65	56	54
Tocantins	72	57	57
Total	14,908	11,858	11,716

250 – Reference Form – 2017

14. Human Resources

c)     turnover rate

	2016	2015	2014
Turnover rate *	7.9%	8.8%	9.6%

* (Total layoffs/Average Headcount) x 100

Average Headcount = (initial + Final Headcount)/2

14.2 - Relevant changes - Human resources

As of July 2016, 21,221 employees, due to the acquisition of HSBC Brasil, became part of the staff of the Organization .

As of December 2015, the company Cerrado Serviços is no longer part of the Organization (900 employees).

As of December 2014, the company Scopus Tecnologia S.A. is no longer part of the Organization (2,431 employees).

14.3 - Description of employee compensation policy

a)     salary and variable compensation policy

Bradesco is an Organization that adopts the internal career system, where admission preferably occurs at the base of the structure and in early career positions, giving priority to the recognition of the potential of its employees. Recruitment and selection has a strategic feature with great responsibility in the hiring, because the professional suitability to the Organization is vital to the dynamics of career and succession. Bradesco prioritizes the recognition of potential from the moment that employees join the Organization, with a focus on choice and selection, through the skills that are presented via selective processes that are designed for its needs.

Compensation practices for employees of the Organization are intended to recognize the services that are provided by these professionals. They encourage them in the search for solutions, which are aimed at customer satisfaction and the expansion of the business.

The remuneration comprises of a monthly salary, which aims to return the contribution of each employee's performance, and of any payment that aims to recognize the contribution of each individual in the achievement of the Organization’s results and performance.

The composition of the monthly remuneration of employees is 100% of the salary. Also, there is payment of Bonuses/Profit Sharing in accordance with the assessments of the organizational results achieved.

The Result-Based Evaluation Programs, when applied, are geared towards the recognition of additional efforts in the search results and are based on quantitative and qualitative criteria, for achieving financial or non-financial goals at different levels: Global, Area, and Individual. These are programs that are characterized by aligned and competitive market valuations for attaining and exceeding the goals of sustainable results.

In the organizational structure, there is a specific Committee that is designated to address remuneration issues, which has a permanent character and aims to propose remuneration policies and guidelines of the Organization to the Board of Directors, based on organizational performance targets established by the Board.

Remuneration practices adopted by the Organization align with the interests of the company, through the constant maintenance of the policies and guidelines that are made by the Remuneration Committee, which, in its analyses, has the consideration of the shareholder return as its primary item.

251 – Reference Form – 2017

14. Human Resources

b)    benefits policy

The granting of benefits is based on the Organization’s Human Resources Management Policy.

Conveying security and confidence to developers, this management strategy is built on the premise that a good working environment, based on respect, empathy, trust and security for employees and their families, has repercussions on the quality of services provided. As a result of this, a package of benefits, far beyond the legal provisions, was structured, which aims to provide employees and their dependents with comfort and safety in the supply of their basic needs, professional development and special credit conditions for the purchase of consumer goods and real estate. The benefits presented below include all employees, regardless of their working hours (full-time or part-time):

  Health insurance is free for all employees and their dependents and covers medical consultations, emergency and elective surgeries (including all types of transplants), obstetric services, myopia and hyperopia refractive surgery, hospital admissions (without an admission time limit, including ICU), outpatient unit, examinations, therapy, psychiatry, ambulance service, family planning and AIDS treatment (including the reimbursement of expenses for prescription AIDS drugs). It also includes non-traditional treatments, such as dialysis, acupuncture, homeopathy, GPR, heart valve, physiotherapy, nutrition, psychotherapy and speech therapy.
  Free dental insurance for all employees and their dependents that includes preventative, surgical, restorative, pediatric dentistry, endodontic, periodontal and prosthetic treatment. Implants are offered at lower-than-market costs through agreements;
  Supplementary retirement plan with participation in the proportion of 5.0% of base salary for Bradesco and 4.0% for the employee;
  Group Life Insurance, Personal Accident Insurance, and Funeral Assistance paid by the employee, with differentiated costs and coverage. A retiree, that is no longer a staff member, is given the option to remain in the Group of insured persons;
  Daily distribution of snacks, free of charge, reaching an average supply of 103,612 snacks per day;
  Credit lines with subsidized rates;
  Bradesco offers its employees and their families a portfolio of social loans to assist with emergency situations and expenses not covered by their health plan, which directly impact daily life;
  VivaBem (Live Well) Quality of Life, Health, and Welfare Program; Healthy Pregnancy; Physical Activities Program; Weight Watchers – Nutritional Orientation; Periodic PCMSO Exams, PPRA, Ergonomic Report, CIPA, Control of Working Hours;
  LIG VivaBem (Hotline), an orientation and counseling service, provided through and independent company, available 24 hours a day, 7 days a week to employees and their dependents. The support is provided by specialized professionals to assist in problem solving, whether they are personal, family, financial, legal, social, emotional, or nutritional. Calls are free and confidential;
  Pharmacy discount, which provides discounts to employees and their dependents on the purchase of over 3,400 types of medication with discounts of up to 65%, in approximately ten thousand partner pharmacies throughout Brazil;
  Flu vaccine available to all employees, free of charge, and special prices for dependents;
  Health and dental plans, as well as daycare allowance – Nanny without age limit for employees' children with disabilities; and
  ShopFácil employee: a unique online shopping channel, through the website Bradesco, where Bradesco directly negotiates discounts with the suppliers of several products. Employees also receive special offers by email.

c)     characteristics of stock-based compensation plans for non-manager employees, identifying that:

The Organization does not practice stock-based compensation to employees.

252 – Reference Form – 2017

14. Human Resources

14.4 - Description of the relationship between the issuer and unions

With regard to the relationship with the unions, we recognize the right of all employees to freedom of association and the right to be represented by their respective union category. Employees receive information on trade union membership and may participate in collective negotiations through assemblies and trade union meetings, without any restriction or discrimination.

The information about trade union activities is disseminated via billboards, the trade union newspaper available in our Ordinances and other internal communication vehicles. The conducting of the union’s annual campaign of unionization is facilitated, and we even provide a list of non-unionized staff. We have a structure of trade union relations and, dedicated to this, we have a permanent channel of dialog and interaction with the representatives of the trade union movement, nationwide, holding events, resolving doubts and enabling a relationship characterized by ease of access, agility and pro-activity between the parties.

We respect and fulfill the signed agreements and work agreements, which are negotiated annually between representatives of the Organization and the employees. All of the employees have freedom of association, trade union representation and are covered by collective agreements.

In relation to the stoppages that are occurring within the period of the base date of the category, when there is a negotiation of the collective agreement, the blockades caused in the branch network were carried out by the trade union movement and activists. This was to deny access to employees and clients during working hours. These access blockades were considered by the Labor Justice as inappropriate.

14.5 - Other relevant information

There is no other information deemed relevant at this time.

253 – Reference Form – 2017

15. Control and economic group

15. Control and economic group

15.1 / 15.2 - Equity Position

Banco Bradesco
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	NO	Yes	05/04/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,477,654,456	48.3800%	735,456	0.020000%	1,478,389,912	24.200000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	05/04/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
520,497,027	17.0400%	0	0.000000%	520,497,027	8.520000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
NCF Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.233.319/0001-18	Brazilian - SP	No	Yes	05/04/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
257,206,261	8.4200%	68,173,264	2.230000%	325,379,525	5.330000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
794,090,819	26.0000%	2,966,716,327	97.130000%	3,760,807,146	61.560000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
TREASURY SHARES - Date of the latest amendment: 05/04/2017
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
5,032,549	0.1600%	18,855,746	0.620000%	23,888,295	0.390000%

Total
3,054,481,112	100.00000%	3,054,480,793	100.00000%	6,108,961,905	100.00000%

254 – Reference Form – 2017

15. Control and economic group

Cidade de Deus Cia Cial Participações
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/30/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,680,635,547	33.6300%	0	0.000000%	2,680,635,547	33.630000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Lia Maria Aguiar
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
003.692.768-68	Brazilian - SP	No	Yes	03/30/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
496,778,330	6.2300000%	0	0.000000%	496,778,330	6.2300000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	03/30/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,625,555,228	45.4800000%	0	0.000000%	3,625,555,228	45.4800000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,168,000,811	14.6600000%	0	0.000000%	1,168,000,811	14.6600000%

Total
7,970,969,916	100.000000%	0	0.000000%	7,970,969,916	100.000000%

NCF Participações S.A.
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCF Participações S.A.				04.233.319/0001-18
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	03/30/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
862,510,903	74.7200%	0	0.000000%	862,510,903	39.5100%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/30/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
290,061,768	25.1300%	1,028,758,270	100.000000%	1,318,820,038	60.4100%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	3/30/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,726,886	0.1500%	0	0.000000%	1,726,886	0.0800%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
1,154,299,557	100.000000%	1,028,758,270	100.000000%	2,183,057,827	100.000000%

255 – Reference Form – 2017

15. Control and economic group

Fundação Bradesco
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

Total
1	100.0000%	0	0.0000%	1	100.0000%

Nova Cidade de Deus Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
07.838.611/0001-52	Brazilian - SP	No	Yes	03/30/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
169,026,530	53.7000%	0	0.000000%	169,026,530	26.070000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/30/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
145,743,856	46.3000%	333,542,140	100.000000%	479,285,996	73.930000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
314,770,386	100.0000%	333,542,140	100.0000%	648,312,526	100.0000%

BBD Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
BBD Participações S.A				07.838.611/0001-52
Shareholder
Treasury shares
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
				04/17/2017
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
67,761,967	38.4600%	10,491,083	7.900000%	78,253,050	25.320000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
Lázaro de Mello Brandão
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
004.637.528-72	Brazilian - SP	No	Yes	01/02/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
13,440,000	7.6300%	0	0.000000%	13,440,000	4.350000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder
NCD Participações Ltda
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
48.594.139/0001-37	Brazilian - SP	No	No	01/02/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	72,638,484	54.670000%	72,638,484	23.500000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
95,004,332	53.9100000%	49,741,044	37.430000%	144,745,376	46.8300000%

Total
176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

256 – Reference Form – 2017

15. Control and economic group

NCD Participações Ltda
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCD Participações Ltda				48.594.139/0001-37
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/08/2017	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	0	0.0000%	709,803,109	99.9999%

Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	0	0.0000%	1	0.0001%

Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
TOTAL
0	0.0000%	0	0.0000%	709,803,110	100.0000%

15.3 - Capital Distribution

Date of last meeting/Date of the last alteration	05/04/2017
Number of Individual shareholders (units)	322,668
Number of Corporate shareholders (units)	35,477
Number of Institutional investors (units)	1,098

Outstanding shares

Outstanding shares corresponding to all of the issuer’s shares, except for those that were held by the controlling shareholder, of persons related to them, managers of the issuer and the shares that were held in treasury.

Number of Common Shares (units)	796,825,129	26.087086%
Number of Preferred Shares (units)	2,932,656,271	96.011613%
Total	3,729,481,400	61.049348%

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15. Control and economic group

15.4 - Organization chart of shareholders and economic group

The following chart shows our stock ownership structure on May 2017:

BBD (MANAGEMENT/ EMPLOYEES)
53.70% ON
26.07% Total
NOVA CIDADE DE DEUS
46.30% ON
100.00% PN
73.93% Total
FUNDAÇÃO BRADESCO
45.48% ON
45.48% Total
AGUIAR FAMILY
20.89% ON
20.89% Total
CIDADE DE DEUS
33.63% ON
33.63% Total
48.38% ON
0.02% PN
24.20% Total
MARKET
74.72% ON
39.51% Total
NCF
25.13% ON
100.00% PN
60.41% Total
0.15% ON
0.08% Total
26.16% ON
97.75% PN
61.95% Total
8.42% ON
2.23% PN
5.33% Total
17.04% ON
8.52% Total
BANCO BRADESCO

Note: Holdings were calculated based on total capital, including shares in treasury.

a)      Direct and indirect controllers

On May 2017, our share capital consisted of 3,054,481,112 common shares (of which 5,032,549 in treasury) and 3,054,480,793 preferred shares (of which 18,855,746 in treasury), with no par value.

For a better visualization of companies that integrate the Economic Group, check the organizational chart, which is represented above.

Cidade de Deus Companhia Comercial de Participações S.A.

The Cidade de Deus Companhia Comercial de Participações S.A. (“Cidade de Deus”) is a holding company, that holds 48.38% of voting capital and 24.20% of the total capital of Bradesco, and it also administers, purchases and sells securities and other assets on its own account. Its shareholders are: Nova Cidade de Deus, with 45.48% of its common and total shares; Fundação Bradesco, with 33.63% of its common and total shares; and the Aguiar Family, with 20.89% of its common and total shares, as of May 2017. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus Participações S.A.

The Nova Cidade de Deus Participações S.A. (“Nova Cidade de Deus”) is a holding company, that holds investments in other companies, particularly those that, directly or indirectly, own our voting capital. On May 2017, the company owned, through its participation in Cidade de Deus and NCF Participações S.A. (“NCF”), 23.52% of common shares and 11.97% of the total shares of Bradesco.

The capital stock of Nova Cidade de Deus is divided in class A common shares and class B preferred shares. Ownership of the class B common shares is limited to:

•         members of our Board of Executive Officers;

•         former members of our Board of Executive Officers, who have become members of our Board of Directors;

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15. Control and economic group

•         former members of our Board of Executive Officers, who have become members of the Board of Directors of one or more of our subsidiaries; and

•         commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus Class "A" common shares is limited to the persons entitled to own Class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the Class A and Class B common shareholders in Nova Cidade de Deus have voting rights.

Aguiar Family

As of May 2017, members of the Aguiar Family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus, 10.80% of common shares and 5.49% of the total shares of Bradesco. It is worth mentioning that in 2016, in item 15.1/2, we did not include, individually, the participation of Mrs. Lina Maria Aguiar in Cidade de Deus due to the transfer of part of her shares to her children, as anticipated inheritance. In this context, the individual equity interest of Mrs. Lina Maria Aguiar, as well as of the other members not presented in item 15.1/2, correspond to an equity interest of less than 5%.

Fundação Bradesco

Fundação Bradesco is an institution whose main social objective is to foster social inclusion through education and work as a multiplier of best teaching-learning practices among the Brazilian population that is socio-economically disfavored and that holds, directly and indirectly, through its participation in Cidade de Deus, Nova Cidade de Deus and NCF, 56.91% of common shares, 1.96% of preferred shares and  29.43% of the total shares of Bradesco. Under the terms of Fundação Bradesco's bylaws, its Managing Board, the highest deliberative body, is composed of our Directors, members of the Board of Executive Officers and department officers, as well as all Directors and Department Officers of Cidade de Deus, without right to compensation.

BBD Participações S.A.

BBD Participações S.A. (“BBD”), indirectly owned 6.13% of our common shares and 3.12% of our total shares on May 2017, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Board of Executive Officers and qualified employees of Banco Bradesco, or Bradespar, or our subsidiaries and national non-profit legal entities or national companies controlled by them, which have as managers exclusively employees and/or managers of the Organization, may own shares in BBD. However, only the members of the Board of Directors and executive officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF Participações S.A.

NCF is a holding company controlled by Cidade de Deus and by Fundação Bradesco. As of May 2017, NCF directly held 8.42% of common shares and 5.33% of the total shares of Bradesco.

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15. Control and economic group

b)    Related parties and subsidiaries

Main Companies, with direct and indirect participation, included in the consolidated financial statements:

	Activity	Shareholding interest (%)
		2016	2015	2014
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A	Banking	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment Bank	99.81%	99.80%	99.80%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradesco Auto/RE Cia. de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated saving plans	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental Health	50.01%	50.01%	50.01%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Dental Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension Plan/Insurer	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service Provider	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%
Banco Losango S.A. (1)	Banking	99.99%	-	-
Kirton Administradora de Consórcios Ltda. (1)	Consortium Management	100.00%	-	-
Kirton Bank Brasil S.A. (1) (2)	Banking	100.00%	-	-
Kirton Corretora de Títulos e Valores Mobiliários S.A. (1)	Broker	99.97%	-	-
Kirton Capitalização S.A. (1)	Certificated saving plans	99.97%	-	-
Kirton Seguros S.A. (1)	Insurance	98.08%	-	-
Kirton Vida e Previdência S.A. (1)	Pension Plan/Insurer	100.00%	-	-
Kirton Participações e Investimentos Ltda. (1)	Holding	100.00%	-	-

(1) Companies originated from the acquisition HSBC Brasil; and

(2) New name of HSBC Brasil (Kirton Bank).

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15. Control and economic group

c)     Issuer's holdings in the group of companies

Banco Bradesco holdings in the group of companies are listed in item 15.4.”b.”

d)    Holdings of the group of companies in the issuer

There are no interests in companies of the Economic Group, in Bradesco, that are not the direct and indirect controllers.

e)     Companies under common control

Banco Bradesco S.A. has the same groups of controlling shareholders as Bradespar S.A.

15.5 - Shareholders' agreement filed at the headquarters of the issuer or of which the controlling shareholder is a part of

There is no Shareholders' Agreement filed at the headquarters of the issuer, or of which the controlling shareholders are a part, regulating the exercise of voting rights or the transferring of shares that have been issued by the issuer.

15.6 - Relevant changes in the shareholdings of members of the control group and the issuer's managers

In the fiscal years of 2016, 2015 and 2014, there were no relevant changes in the shareholdings of members of the control group and the issuer's managers.

15.7 - Main corporate transactions

2016:

a)     Event

Bradesco Seguros S.A. (“Bradesco Seguros”), a subsidiary of Bradesco, and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”) signed a deal where Swiss Re Corporate Solutions Brasil Seguros S/A (“Swiss Re Brasil”) will take over the P&C (“Property and Casualty”) insurance and transport (“Big Risk Insurance”) operations of Bradesco Seguros.

Date: October 11, 2016

b)    Main conditions of the deal

Details of the transaction: Bradesco Seguros will hold an equity stake of 40% in Swiss Re Brasil and the other 60% stake will remain with Swiss Re Corso, Swiss Re Brasil’s controlling company. Swiss Re Brasil shall be the exclusive platform of the parties for the operation and commercialization of large risk insurance products in Brazil.

Pending approval by regulators: The operation is pending the approval of SUSEP.

Effects of the decision on the transaction: For Bradesco Seguros, the operation will make it possible to take advantage of Swiss Re Brasil’s know-how in the Large Risks Insurance Market, increasing its potential to generate business.

c)     Companies involved: Bradesco Seguros, Swiss Re Corporate Solutions and Swiss Re Brasil.

d)    Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders, with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's and Bradesco Seguros’ share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

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15. Control and economic group

a)     Event

Bradesco completed the acquisition of HSBC Brasil.

The closing of the transaction, with the acquisition of 100% of the share capital of HSBC Brasil occurred on July 01, 2016 (closing date), with the signing of applicable documents and payment in the amount of R$16 billion.

Date: July 1, 2016

b)    Main conditions of the deal

Details of the transaction: See information for the year 2015.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: See information for the year 2015.

c)     Companies involved: See information for the year 2015.

d)    Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders, with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco, together with Banco do Brasil, Banco Santander (Brasil) S.A. (“Santander”), Caixa Econômica Federal (“CEF”), and Itaú Unibanco S.A. (“Itaú Unibanco”), jointly, the “Parties”, signed a non-binding Memorandum of Understanding aimed at establishing the basis, terms, conditions, and principles that will guide the establishment of a credit bureau.

Date: January 20, 2016

b)    Main conditions of the deal

Details of the transaction: The credit bureau shall be created and operated by a joint stock company to be established by the Parties (“Company” or “GIC – Credit Intelligence Manager”), which will maintain a database of records and financial information of clients, individuals, and legal entities. Control of the GIC will be shared between the parties, each of which will hold 20% of the share capital.

The creation of the GIC will make it possible to aggregate, reconcile, and process records and credit information of individuals and legal entities that explicitly authorize their inclusion in a database, making it possible to develop and achieve greater efficiency in credit management.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: For Bradesco, the establishment of the Company represents an important step towards strengthening its position in the Brazilian Financial System, as it will enable better access to information on a client’s financial situation, allowing for the expansion of its credit portfolio.

c)     Companies involved: Bradesco, Banco do Brasil, Santander, CEF and Itaú Unibanco.

d)    Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

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15. Control and economic group

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

2015:

a)     Event

Bradesco signed the Purchase Contract of Shares ("Agreement") with HSBC Latin America for the acquisition of 100% of the share capital of HSBC Brasil .

Date: July 31, 2015

b)    Main conditions of the deal

Details of the transaction: With the acquisition, Bradesco will assume every HSBC operation in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

Pending approval by regulators: The operation is pending approval by the Administrative Council for Economic Defense - CADE.

Effects of the decision on the transaction: For Bradesco, the acquisition will allow a gain in scale and the optimization of platforms, with the increase of national coverage, consolidating the leadership in a number of branches in several states, in addition to reinforcing its presence in the high-income segment. The acquisition will also enable the expansion of its operations, with the optimization of opportunities and the increasing of the range and variety of products that are offered in Brazil, especially in the insurance, credit cards and management of funds (asset management) markets.

The acquisition will provide several benefits for customers of both institutions, such as the increasing of the coverage and customer service network throughout the national territory as well as the access to the products distributed by the two institutions.

c)     Companies involved

Bradesco, HSBC Latin America and HSBC Brasil

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders, with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

2014:

a)     Event

Bradesco has signed a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda. (“IBM”).

Date: July 28, 2014

b)    Main conditions of the deal

Details of the transaction: The activities of support and maintenance of hardware and software provided to Bradesco by Scopus Tecnologia Ltda. ("Scopus Serviços"), will be provided by IBM, which will assume the operational structure of the Scopus Serviços and all of the maintenance and support contracts signed between Scopus Serviços and other clients.

Pending approval by regulators: None.

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15. Control and economic group

Effects of the decision on the transaction: Bradesco wants to optimize efficiency in the searching for activities of support and maintenance of hardware and software, strengthening the focus in the main activities, maximizing the quality of service to its clients and the return to its shareholders.

c)     Companies involved

Bradesco, IBM Brasil and Scopus Tecnologia.

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders, with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco, together with Banco do Brasil, Itaú Unibanco , Santander, HSBC Brasil , CEF and Banco Citibank, itself and/or through its controlling companies/subsidiaries/companies under common control, which together are referred to as "Parties", with the intervenience and consent of Tecnologia Bancária S.A. ("Tecban"), signed a new Shareholders Agreement of Tecban ("Shareholders Agreement").

Date: July 17, 2014

b)    Main conditions of the deal

Details of the transaction: In addition to the usual provisions in shareholders' agreements, such as rules on governance and the transfer of shares, the Shareholders Agreement provides that, in approximately four years, the Parties should have replaced part of their external network of ATM Terminals ("TAA") for TAAs of Banco24Horas Network, which are, and will continue to be, managed by Tecban. In general, TAAs situated out of bank branches can be recognized as part of the external network, where access is not restricted, exclusive or controlled, such as those located in shopping centers, gas stations, supermarkets, etc.

Pending approval by regulators: None.

Effects of the decision on the transaction: The Parties will consolidate their external networks of TAAs in Banco24Horas Network terminals, generating an increased efficiency, as well as greater quality and capillarity of service to their clients.

c)     Companies involved

Bradesco, Banco do Brasil, Itaú Unibanco, Santander, HSBC Brasil, CEF, Citibank, itself and/or through its controlling companies/subsidiaries/companies under common control, and Tecban.

d) Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco and Banco do Brasil, through Cia. Brasileira de Soluções e Serviços ("CBSS") initiated, through its already existing and wholly owned subsidiary, Livelo, talks to exploit business that is related to the loyalty program by coalition which allows the client to earn and redeem points with various partner companies.

Date: May 14, 2014

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15. Control and economic group

b)    Main conditions of the deal

Details of the transaction: Livelo is a company with an indirect stake in Bradesco, with 50.01% of the share capital, and Banco do Brasil, with 49.99% of the share capital, through CBSS.

Pending approval by regulators: None.

Effects of the decision on the transaction: Livelo will have as the main objective: (i) to act as an independent and open loyalty program through a coalition, having as partners: issuers of payment instruments, retailers and other loyalty programs, among others; (ii) gather a diverse group of relevant and strategic partners, both in the generation of loyalty points and in the possibilities of redeeming benefits; and (iii) develop loyalty points themselves to be offered to partners in generating/earning points and converting them into the rewards and benefits in the redeeming partners.

c)     Companies involved

Bradesco, Banco do Brasil, CBSS and Livelo.

d)    Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco and Banco do Brasil, through its subsidiary C=CBSS, launched Stelo S.A., an electronic payment company that will administer, operate and exploit segments of payment facilitators that are focused on e-commerce, as well as business in the digital portfolio.

Date: April 17, 2014

b)    Main conditions of the deal

Details of the transaction: Cielo and CBSS have concluded a Memorandum of Understanding providing on the interest of Cielo in the capital of Stelo, a subsidiary currently owned by CBSS.

Pending approval by regulators: None.

Effects of the decision on the transaction: The platform administered by Stelo will securely store the credit card data of Stelo’s buying clients and process payment transactions that are made through e-commerce. Stelo will provide a secure and simple shopping experience for online consumers and guarantee the receipt to establishments. The solution will be opened and will accept every card. along with a variety of payment methods.

c)     Companies involved

Bradesco, Banco do Brasil, CBSS, Cielo and Stelo.

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

265 – Reference Form – 2017

15. Control and economic group

a)     Event

Bradesco has concluded the operation to increase the stake of the share capital by 6.5% and the voting rights of Odontoprev S.A. ("Odontoprev").

Date: January 2, 2014

b)    Main conditions of the deal

Details of the transaction: The indirect subsidiary of Bradesco, Bradesco Saúde S.A. ("Bradesco Saúde"), with an interest of 43.5% of the total share capital and the voting rights of Odontoprev, acquired, from Mr. Randal Luiz Zanetti ("Mr. Randal"), the representative shareholding interest of 6.5% of the share capital and the voting rights of Odontoprev.

Pending approval by regulators: None.

Effects of the decision on the transaction: Increase in the interest of Bradesco Saúde in the share capital and the voting rights of Odontoprev from 43.50% to approximately 50.01% (50.0001884%).

c)     Companies involved

Bradesco, Bradesco Saúde and Odontoprev S.A.

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

15.8 - Other relevant information

Item 15.1/2

Other information about the controllers:

  Fundação Bradesco: participates in the share control of Bradesco (8.52% of the total capital). By virtue of being a public utility entity, it does not have shareholders to be identified. Bradesco's management (Board of Executive Officers and Board of Directors) compose the Managing Board of Fundação Bradesco, the highest Deliberative Body of this Entity; and
  BBD: the other shareholders of BBD, holders of 46.83% of its total capital, not appointed in shareholding, all the individuals individually have no percentage higher than 3.5% of the total capital.

266 – Reference Form – 2017

16. Transactions for related parties

16. Transactions for related parties

16.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

Bradesco, through its Policy on Transactions with Related Parties, consolidates the company's procedures with regard to cited transactions, in accordance with the norms issued by regulators, providing transparency of the process to our shareholders, investors and the market in General, ensuring the strict alignment with the interests of the Organization, according to the best practices of Corporate Governance.

To this end, the following transactions with related parties are forbidden:

  in conditions other than those of the market; and
  granting of loans or advances:

−       officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses;

−       relatives to the second degree, of the persons mentioned above;

−       the individuals or corporate entities that participate in the capital of Bradesco, with more than 10%, unless upon the specific authorization of the Central Bank, in each case, when dealing with operations pegged for commercial effects that result from transactions of the purchase and sale or pledge of goods in limits that are set by the CMN (National Monetary Council), of a general character;

−       corporate entities in whose capital Bradesco participates, with more than 10%; and

−       corporations, any of Bradesco’s officers or managers, as well as their spouses and respective family members up to the second degree, who own more than 10% of equity.

Bradesco's Policy on Related Party Transactions is available on http://www.bradescori.com.br.

16.2 - Information about transactions with the related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	06/01/2016	7,671,320,945.15	6,009,433,440.70	Not applicable	60 months (maturity on May 31, 2021)	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Management/issuance of magnetic cards and the delivery of values in Reais, pre-established by the Contracting Party.
Collaterals and insurances

The provision of services between Banco Bradesco S.A. and CBSS (Visa Vale), does not present any characteristic that could cause any kind of "conflict of interest". The values of remuneration, due to the Processor, are charged in accordance with the credit that is made to the cards of the employees, in conditions and rates that are compatible with those applied to third parties, which is in effect on the dates of the transactions.

Creditor or debtor	Debtor
Rescission or termination

Valid for 60 months and may be extended for 24 months by an agreement between the parties. Can be terminated at any time by either party upon written notice to the other party, with a minimum antecedence of 30 days. There is no guarantee or insurance related to the contract.

Type and reason for operation

267 – Reference Form – 2017

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	01/04/2010	4,942,000.00	4,942,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object

Sale of Products and Services of the CBSS, using the operating system, as well as the promotion and marketing of the CBSS products and services at the Bradesco network of subsidiaries and branches, in addition to the analysis and monitoring of the credit outcome and the possible liquidation of Client debts in the operations in which a term payment is the condition of payment.

Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination

The agreement may be terminated with immediate effect, upon the simple notification of the innocent party to the other, in the event of a default or breach to any of the clauses or conditions agreed. This is provided that the defaulting or infringing party does not abide by or settle their obligation within ten (10) days, counted from the receipt of the notice by the innocent party requesting the injunction; or in case of bankruptcy, judicial or extrajudicial settlement, the beginning of the proceedings for extrajudicial restructuring or if, by determination of relevant authority or entity, this agreement is suspended.

Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	12/04/2015	903,000.00	903,000.00	Not applicable	Maturity on February 01, 2025	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	12/31/2015	43,164,000.00	43,164,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
IBI Promotora de Vendas Ltda	12/31/2015	938,000.00	938,000.00	Not applicable	Maturity on February 01, 2025	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

268 – Reference Form – 2017

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/20/2016	524,811,000.00	524,811,000.00	Not applicable	12/11/2018	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	CDB - Letras Investplus
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2015	97,330,000.00	97,330,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2015	736,565,000.00	736,565,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Funds from Issuing of Securities – LF
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2016	1,116,023,000.00	1,116,023,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

269 – Reference Form – 2017

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2016	20,681,000.00	20,681,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Derivatives
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito, Financiamento e Investimento	12/31/2016	215,255,000.00	215,255,000.00	Not applicable	Maturity on January 02, 2017	NO	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco CBSS	12/31/2016	267,943,000.00	267,943,000.00	Not applicable	Maturity on January 02, 2017	NO	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito Financiamento e Investimento	12/31/2016	1,184,000.00	1,184,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Receivable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

270 – Reference Form – 2017

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Processadora e Serviços	10/15/2014	180,580,000.00	180,580,000.00	Not applicable	Maturity on February 01, 2025	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Processadora e Serviços	12/31/2016	13,434,000.00	13,434,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Processadora e Serviços	02/22/2007	13,703,000.00	13,703,000.00	It is not possible to determine because of the variation, according to the volume of services provided.	Not stated	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object

The object of the contract is the provision of telemarketing services, both active and receptive, by Fidelity Processadora e Serviços to Banco Bradesco S.A. and its related companies, to Banco Bradesco customers, comprising of all physical infrastructure and part of the technological infrastructure, either through its own employees and on its premises for the Contact Center Service.

Collaterals and insurances

Fidelity Processadora e Serviços undertakes to provide the services within the quality parameters contained in the Service Level Agreement and without any interruption or adverse effect on the services. When, during the ordinary course of the provision of services, there are any disputes between the Bank and the Processor, related to the quality and performance of the Service Level Agreement, which cannot be resolved by the service managers of the Processor, they shall submit the issue to the Operational Advisory Committee.

Creditor or debtor	Debtor
Rescission or termination	Renewable every 12 months, signed 60 days prior to the expiration of its term.
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Serviços e Contact Center Ltda.	11/22/2016	15,991,000.00	15,991,000.00	Not applicable	Maturity on February 01, 2025	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

271 – Reference Form – 2017

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	12/31/2016	399,287,000.00	399,287,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Haitong Banco de Investimento Brasil	12/31/2016	550,280,000.00	550,280,000.00	Not applicable	Maturity on January 02, 2017	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Commitment Transactions - LTN - LFT - NTN
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	12/23/2015	5,000,000,000.00	5,019,049,450.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills – plus the Selic referential variation rate, for the calculation of the fair value, with no quotation in asset markets, but whose pricing is observable, direct or indirectly.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	12/23/2016	706,220,000.00	708,285,000.00	Not applicable	24 months	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	CDB - Letras Investplus
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

272 – Reference Form – 2017

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	12/31/2016	254,837,000.00	254,837,000.00	Not applicable	12 months	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Orizon do Brasil Processamento de Informações de Saúde Ltda.	06/28/2013	154,189,000.00	154,189,000.00	Not applicable	Maturity on February 01, 2025	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Prevsaúde Comercial de Produtos e de Benefícios de Farmácia Ltda.	12/31/2016	28,342,000.00	28,342,000.00	Not applicable	Maturity on February 01, 2025	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Servinet Serviços S/C Ltda.	12/31/2016	14,880,000.00	14,880,000.00	Not applicable	Maturity on February 01, 2025	NO	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

273 – Reference Form – 2017

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Titanium Holdings S.A.	12/20/2016	23,802,000.00	23,802,000.00	Not applicable	12/11/2018	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	CDB - Letras Investplus
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

16.3 - Identification of measures taken to deal with conflicts of interest and the demonstration of strictly commutative conditions agreed or of the appropriate compensatory payment made

Transactions listed in item 16.2, and related parties with controlling companies, subsidiaries and shared-control subsidiaries, are performed on values, usual market rates and deadlines or of previous negotiations, under mutual conditions or with compensatory payments and therefore do not generate any benefit or prejudice to either party.

The Management has an internal control structure to ensure that transactions are in similar conditions to those that could be established with any unrelated parties.

In case of any violations of the provisions of item 16.1, the case will be forwarded to the Committee on Ethical Conduct, a subordinate to the Board of Directors, which will adopt the appropriate penalties. This will alert to the fact that it qualifies as a crime and those who are responsible for such act shall be subject to the penalties referred to in the legislation in force.

16.4 - Other relevant information

There is no further information that we believe to be significant.

274 – Reference Form – 2017

17. Share Capital

17. Share Capital

17.1 - Information on the share capital

Date of authorization or approval	Value of capital (Real)	Payment term	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Capital type	Capital Issued		3,054,481,112	3,054,480,793	6,108,961,905
March 10, 2017	59,100,000,000.00
Capital type	Subscribed Capital		3,054,481,112	3,054,480,793	6,108,961,905
March 10, 2017	59,100,000,000.00
Capital type	Paid-Up Capital		3,054,481,112	3,054,480,793	6,108,961,905
March 10, 2017	59,100,000,000.00

17.2 - Capital Increases

2017

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2017	Shareholders’ Meeting	March 10, 2017	8,000,000,000	Subscription private	277,680,101	277,680,072	555,360,173	10.00000	14.41	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 of December 26, 1995, and those of the First Paragraph of Article 47 of the Normative Instruction No. 1,022/10, of April 5, 2010, of the Secretariat of the Federal Revenue of Brazil.

Payment form	Not Applicable. It is 10% bonus in shares, attributable to the company's shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

2016

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2016	Shareholders’ Meeting	March 10, 2016	8,000,000,000	Subscription private	252,436,456	252,436,429	504,872,885	10.00000	15.85	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247 of December 26, 1995, and those of the First Paragraph of Article 47 of the Normative Instruction No. 1,022, of April 5, 2010, of the Secretariat of the Federal Revenue of Brazil.

Payment form	Not Applicable. It is 10% bonus in shares, attributable to the company's shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

275 – Reference Form – 2017

17. Share Capital

2015

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription / Previous Capital	Issuing price	Rating factor
March 10, 2015	Shareholders’ Meeting	March 10, 2015	5,000,000,000	Subscription private	420,727,426	420,727,382	841,454,808	20.00000	5.94	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247 of 12.26.1995, and those of the First paragraph of Article 47 of the Normative Instruction No. 1,022, of 04.05.2010, of the Secretariat of the Federal Revenue of Brazil.

Payment form	Not Applicable. It is 20% bonus in shares, attributable to the company's shareholders, free of charge, two (2) new shares for each ten (10) shares of the same type that holders own on the base date.

2014

There was no share capital increase in 2014.

17.3 - Information about developments, grouping and share bonuses

2017

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2016	2,776,801,011	2,776,800,721	5,553,601,732	3,054,481,112	3,054,480,793	6,108,961,905

2016

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2016	2,524,364,555	2,524,364,292	5,048,728,847	2,776,801,011	2,776,800,721	5,553,601,732

2015

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2015	2,103,637,129	2,103,636,910	4,207,274,039	2,524,364,555	2,524,364,292	5,048,728,847

276 – Reference Form – 2017

17. Share Capital

2014

There were no developments, grouping or share bonuses in 2014.

17.4 - Information on the share capital

Reason for not completing the chart:

In the fiscal years of 2014 to 2016, as well as up to March 10, 2017, there was no reduction in the capital of the Company.

17.5 - Other relevant information

There is no further information that we believe to be significant.

277 – Reference Form – 2017

18. Securities

18. Securities

18.1 - Share Rights

Kind of shares or CDA	Common
Tag along	100.000000
Entitled to dividends

Minimum mandatory dividend - According to item III of Art. 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Art. 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Art. 202 of Law No. 6,404/76.

Intermediate Dividends - The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Art. 27 of the Bylaws). They may also authorize the distribution of Interest on Shareholders’ Equity to replace, in part of in full, the interim dividends (paragraph 2 of Art. 27 of the Bylaws).

Right to vote	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The common shares are entitled to the repayment of capital, however preferred shares have priority in the reimbursement of capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for the modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provided for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	There are no other features that we believe to be relevant.

Kind of shares or CDA	Preferred
Tag along	80.000000
Entitled to dividends

Minimum mandatory dividend - According to item III of Art. 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Art. 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Art. 202 of Law No. 6,404/76.

Intermediate Dividends - The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Art. 27 of the Bylaws). They may also authorize the distribution of Interest on Shareholders’ Equity to replace, in part of in full, the interim dividends (paragraph 2 of Art. 27 of the Bylaws).

Right to vote	Without Right
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The preferred shares have priority in the reimbursement of capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for the modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provide for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	Preferred shares do not have voting rights, except as indicated in Article 111, paragraph 1 of the Brazilian Corporate Act.

278 – Reference Form – 2017

18. Securities

18.2 - Description of any statutory rules that significantly limit the voting rights of shareholders or that lead them to carry out public offering

There are no statutory rules that significantly limit the voting rights of shareholders or lead them to carry out public offering.

18.3 - Description of the exceptions and suspense clauses that relate to political or economic rights laid down in the Bylaws

There are no exceptions or suspense clauses that relate to the political or economic rights laid down in the Bylaws.

18.4 - Volume of negotiations and major and minor quotes of traded securities

Fiscal Year	12/31/2016
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
03/31/2016	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,828,104,454	24.70	14.39	R$ Per unit	18.50
06/30/2016	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,428,067,500	25.63	21.33	R$ Per unit	23.47
09/30/2016	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,474,258,428	26.63	23.55	R$ Per unit	25.38
12/31/2016	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,628,344,642	28.46	24.21	R$ Per unit	26.09
03/31/2016	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	21,438,688,344	22.09	13.36	R$ Per unit	16.91
06/30/2016	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	18,022,039,488	23.82	19.77	R$ Per unit	21.72
09/30/2016	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	17,893,126,205	26.64	22.40	R$ Per unit	25.00
12/31/2016	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	19,828,756,279	29.96	24.04	R$ Per unit	26.79

Fiscal Year	12/31/2015
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
03/31/2015	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,090,247,270	23.57	20.57	R$ Per unit	22.01
06/30/2015	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,308,860,304	23.88	19.45	R$ Per unit	21.69
09/30/2015	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,052,828,833	21.51	17.58	R$ Per unit	19.75
12/31/2015	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,984,112,137	20.33	16.16	R$ Per unit	18.36
03/31/2015	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	17,190,905,111	23.44	20.67	R$ Per unit	21.94
06/30/2015	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	15,354,384,415	24.01	20.21	R$ Per unit	22.26
09/30/2015	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	17,502,582,019	21.77	15.70	R$ Per unit	18.74
12/31/2015	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	18,282,144,174	18.14	14.98	R$ Per unit	16.28

Fiscal Year	12/31/2014
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
03/31/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,035,090,396	20.30	16.39	R$ Per unit	17.67
06/30/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,735,886,765	21.95	19.12	R$ Per unit	20.72
09/30/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,664,899,383	24.94	19.65	R$ Per unit	22.39
12/31/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,920,309,333	24.14	19.15	R$ Per unit	21.60
03/31/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	13,776,031,371	18.54	14.88	R$ Per unit	16.18
06/30/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	16,350,832,103	21.02	18.46	R$ Per unit	19.79
09/30/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	18,365,637,252	24.99	19.14	R$ Per unit	21.85
12/31/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	21,979,503,335	24.64	19.70	R$ Per unit	21.90

279 – Reference Form – 2017

18. Securities

18.5 - Other securities issued in Brazil

Reason for not completing the chart:

There are no other securities issued in the country.

18.6 - Brazilian markets in which securities are admitted to trading

Bradesco's shares comprise of Brazil’s main stock indexes, with highlights for IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio that comprises of 50 and 100 shares, respectively, which were selected among the most traded shares on B3, in terms of liquidity ), IBrA (Brasil Amplo Index), IFNC (Financial Index), comprised of banks, insurance companies and financial institutions, ISE(Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index comprising of the shares of the companies that are part of the IBrX-50 index and that have agreed to take part in this initiative by adopting transparent greenhouse gas emission practices) and Mid – Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed. Abroad, Bradesco’s shares are listed in the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets portfolio, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

18.7 - Information about class and the kinds of securities admitted for trading in foreign markets

ADR – BBD

a)      Country: United States of America

b)      Market: Secondary

c)      Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d)      Date of admission for trading: October 1, 2001

e)      Indicate the trading segment, if any: Tier II

f)       Start date of the listing in the trading segment: November 21, 2001

g)      Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 53.5%

h)      The proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each preferred share)

i)        Depositary bank, if any: The Bank of New York Mellon

j)        Custodian institution, if any: Banco Bradesco S.A.

ADR – BBDO

a)      Country: United States of America

b)      Market: Secondary

c)      Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d)      Date of admission for trading: March 13, 2012

e)      Indicate the trading segment, if any: Tier II

f)       Start date of the listing in the trading segment: March 13, 2012

g)      Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.2%

280 – Reference Form – 2017

18. Securities

h)      Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each common share)

i)        Depositary bank, if any: The Bank of New York Mellon

j)        Custodian institution, if any: Banco Bradesco S.A.

GDR – XBBDC

a)      Country: Spain

b)      Market: Secondary

c)      Entity manager from the market in which securities are admitted for trading: Madrid Stock Exchange

d)      Date of admission for trading: February 16, 2001

e)      Indicate the trading segment, if any: Latibex

f)       Start date of the listing in the trading segment: February 16, 2001

g)      Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.01%

h)      Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one GDR for each preferred share)

i)        Depositary bank, if any: Iberclear

j)        Custodian institution, if any: CBLC

18.8 - Securities issued abroad

Security value	Subscription bonus
Identification of the security value	Global Medium - Term Note - 59 Series - England
Date of issue	January 12, 2012
Maturity	January 12, 2017
Quantity (Units)	1
Total nominal value (Real)	1,429,920,000.00
Outstanding debit balance on the closing date of the last fiscal year	2,607,280,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

281 – Reference Form – 2017

18. Securities

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	September 29, 2009
Maturity	September 29, 2019
Quantity (Units)	1
Total nominal value (Real)	1,249,650,000.00
Outstanding debit balance on the closing date of the last fiscal year	2,444,325,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	No
Chance and calculation of the redemption value	Not Applicable
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	August 16, 2010
Maturity	January 16, 2021
Quantity (Units)	1
Total nominal value (Real)	1,832,820,000.00
Outstanding debit balance on the closing date of the last fiscal year	3,585,010,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

282 – Reference Form – 2017

18. Securities

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	January 13, 2011
Maturity	January 16, 2021
Quantity (Units)	1
Total nominal value (Real)	835,050,000.00
Outstanding debit balance on the closing date of the last fiscal year	1,629,550,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	March 1, 2012
Maturity	March 1, 2022
Quantity (Units)	1
Total nominal value (Real)	1,886,720,000.00
Outstanding debit balance on the closing date of the last fiscal year	3,585,010,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

283 – Reference Form – 2017

18. Securities

18.9 - Distribution of public offerings made by the issuer or by third parties, including controlling and affiliate companies and subsidiaries, relating to the securities of the issuer

In 2016, 2015 and 2014, there were no distribution public offerings made by the issuer or by third parties, including controlling and affiliate companies and subsidiaries, relating to securities of the issuer.

18.10 - Use of proceeds from public offerings for distribution and any deviations

Should the issuer have made a public offering for distribution of securities, the officers should comment on:

a)    how funds from the offering were used

There was no public offering for the distribution of securities in 2016, 2015 nor 2014.

b)    if any material deviations occurred between the effective use of funds and the funding proposals disclosed in the respective offering memorandum

There was no public offering for the distribution of securities in 2016, 2015 nor 2014.

c)    in case of deviation, explain its reasons

There was no public offering for the distribution of securities in 2016, 2015 nor 2014.

18.11 - Description of the takeover bids made by the issuer in respect of shares issued by third parties

For the years ended 2016, 2015 and 2014, there were no takeover bids made by the issuer in respect of shares issued by third parties.

18.12 - Other relevant information

Addition to item 18.8: Describe securities issued abroad indicating:

I. GLOBAL MEDIUM-TERM NOTE – 59 Series – due on January 12, 2017

  identification of the security: GLOBAL MEDIUM-TERM NOTE – 59 Series – England
b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$800 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$800,000,000.00	January 12, 2012 January 12, 2017 (maturity)	US$800,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible
  possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Agency Grand Cayman, of the laws of the Cayman Islands, or when the Issuer is New York Bradesco Agency, of the

284 – Reference Form – 2017

18. Securities

laws of the United States of America or the State of New York, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, of the United States of America or the State of New York, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges ("Minimum Level of Retention"). The Issuer may (subject to the prior approval of the Central Bank), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i.   Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: January 12, 2017

Prepayment events (Default):

i.

the Issuer fails to pay any amount of principal, in respect of the Notes, within two working days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within five working days of the due date of the payment of such interest; or

ii.

(a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$25,000,000 (or its equivalent in any other currency or currencies); or

iii.

the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the notes, and such noncompliance persists for a period of 30 days after they have occurred; or

iv.

any statement or warranty of the Issuer in the Dealer Agreement or in the Subscription Agreement or in any other formal document in relation to the Dealer Agreement or the Subscription Agreement or the issuing of the relevant Series of Notes or any series is incorrect, incomplete or misleading in any respect relevant when were made; or

285 – Reference Form – 2017

18. Securities

v.

the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process; or

vi.

any governmental authorization that is required to fulfill any obligation of the Issuer under the Trust Deed, the Payment Agent Agreement or the relevant Series of Notes, or of any of these, is not signed or does not enter into full force and effect or does not remain valid and subsisting; or

vii.	it is or will be illegal for the Issuer to perform or observe any one or more of its obligations under any of the relevant Series of Notes, or any of them; or
viii.

Bradesco, together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or

ix.

the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designated to the issuer, or the Brazilian Central Bank declares extrajudicial liquidation of the Issuer pursuant to Brazilian Law No. 6,024/74, and subsequent amendments, or any subsequent devices of such a law; or

x.

any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Agency Grand Cayman, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above.

ii) Interest

4.5% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is chirographary or subordinate

Chirographary credit.

v) Any restrictions imposed on the issuer in relation

•       on the distribution of dividends

None.

•       on the sale of certain assets

The issuer shall not, without the written consent of the holders of two-thirds of the outstanding notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

i.

the company formed by such a consolidation, or with which the issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets or assets of the Issuer ("Successor Company") is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;

ii.	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
iii.

after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and

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18. Securities

iv.

the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•       on the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•       on the issue of new securities

None.

•       the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

j)   Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

287 – Reference Form – 2017

18. Securities

II. SUBORDINATED DEBT – US$750,000,000 – due on September 29, 2019

a)    identification of the security: Subordinated Debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$750 million that can be split into fractions in the minimum denominations of US$100,000.00 and the multiples of US$1,000.00 onwards	US$750,000,000.00	September 29, 2019 September 29, 2019 (maturity)	US$750,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h)    possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities, prior to their maturity.

ii) Formula for calculating the redemption value

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the person in whose name the notes are registered at the close of transactions. This shall be at New York City time, on the 10th business day before that date of payment. The Notes need not be delivered in order for the payment of the principal, interest or any other amounts to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

i)      Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: September 29, 2019.

Prepayment:

Prepayment events (Default)

•       the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•       the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration, except by virtue of a deferral of interest, with this default persisting for 15 days;

•       a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiates a process or approves a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer bankrupt or insolvent or (2) approves a decision or order approving, as duly registered, a petition pleading the reorganization of the Issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the deed, (3) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or other similar authority to the Issuer of all, or substantially all, of its assets, and such processes, decision or order have not yet been canceled or remain at full effectiveness for 60 days, or (4) any event occurs in accordance with the laws of Brazil or of the Cayman Islands that has an effect that is analogous to that of the events above; or

•       the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable bankruptcy, insolvency or reorganization law, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of a reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the

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commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution or any event that, in accordance with the laws of Brazil or of the Cayman Islands, has a similar effect to any of the above events.

If an event of default, described in the third and fourth points above, occurs and persists, the principal of the Notes, and the interest due and not paid on all Notes, will become immediately due and payable without declaration or any act on the part of the trustee or of any holders of Notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii) Interest

6.75% p.a.

iii) Warranty and, if real, a description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is chirographary or subordinate

Subordinated CDB:

v) Any restrictions imposed on the issuer in relation

•       on the distribution of dividends

None.

•       on the sale of certain assets

Merger, acquisition, Sale or Transfer

Without the consent of the holders, of no less than 66 2/3% of the aggregate principal amount of the open Notes, the Issuer will not make any consolidation or amalgamation with any other person or divest or transfer all or substantially all of its assets or all or substantially all of its assets and liabilities (including the Notes issued in accordance with the deed) to any other person unless thereafter:

•       the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all of the Issuer’s property and assets or all or substantially all of the assets and liabilities of the Issuer (including the Notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all Notes along with the compliance with, and observance of, all of the obligations contained in the deed and the Notes that must be complied with and observed by the Issuer;

•       immediately after the entry into force of such a transaction, no default event or event that, by means of warning, the course of time, or any other conditions would become a default event, has occurred and still persists, and no obligation or agreement specified in the deed or in the Notes has been significantly violated; and

•       the person consisting of such consolidation, or with which the Issuer made a merger, or the person who acquires all or substantially all of its assets and the assets of the Issuer, or all, or substantially all, of the assets and liabilities of the Issuer (including the Notes issued under the Deed), delivers to the Trustee an Officer certificate and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and any additional deed in relation to the transaction, if it is required, stating that such additional deed is according to the deed and that all of the suspense conditions that were laid down in the deed, in relation to the transaction, have been met.

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•       on the hiring of new debt

None.

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18. Securities

•       on the issue of new securities

None.

•       the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

j)      Conditions for the modification of the rights secured by such securities

Modifications that do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes, only to meet the requirements of the Central Bank in order to qualify as capital Level 2 notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes, if such a modification in any way affects the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original maturity date of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes that are required by the Central Bank in order to qualify as capital Level 2 notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed which shall be ratified, a new form of note and any other document that is necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee may also, without the consent of the note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open note that is affected by such modification, to:

  change the due date of any payment of the principal or of any portion of interest on any note;
  reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable, on any date;
  change any place of payment in which the principal or interest on the notes shall be paid;
  change the currency in which the principal or interest on the notes shall be paid;
  impair the right of note holders to initiate an action to execute any payment by the due date or thereafter;
  modify the provisions of the subordination of the deed in a way which adversely affects the holders of the notes;
  reduce the percentage of the principal amount of the outstanding holders of the notes, whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach, and its consequences; or
  modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing such modification. However, the fact of not sending such a notice to note holders, or any error in the notice, shall not affect the validity of the modification.

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At any time, the trustee may summon a meeting of the note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the notes, shall be final and shall oblige every note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

k)     Other relevant features

Other relevant features are described above.

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18. Securities

III. SUBORDINATED DEBT – US$1,600,000,000 – due on January 16, 2021

a.  identification of the security: Subordinated Debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1,6 billion that can be split into fractions in minimum denominations of US$100,000.00 and multiples of US$1,000.00 onwards	US$1,600,000,000.00 (1)	August 16, 2010 and January 13, 2011 January 16, 2021 (maturity)	US$1,100,000,000.00 US$500,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

(1) The value in question refers to: (i) Uptake in August 16, 2010 in the amount of US$1,100,000,000.00 and (ii) Reopening on January 13, 2011 with funding in the amount of US$500,000,000.00.

h)    possibility of redemption

i.    Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in "Early Redemption through Tax Event".

Early redemption through tax event

On any interest payment date, with the prior approval of the Central Bank and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price that is equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver a written notice to the Trustee, along with a certificate from the direction of Bradesco and the legal opinion of a Brazilian lawyer. They shall both be in a form that is satisfactory to the Trustee, confirming that it obtains the right to exercise such a right of redemption.

"Tax Event" means the determination by the Issuer that, immediately before sending the appropriate warning on the applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay any additional amounts beyond the additional amounts of which the Issuer would be obligated to pay. This would be if the bonds’ interest payments were subject to any withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil regarding the sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place impose restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the Issuer designates such a payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

ii.   Formula for calculating the redemption value

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or any other amounts that are to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

i)      Characteristics of the securities

i. Maturity, including the conditions of prepayment

Maturity: January 16, 2021.

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18. Securities

Prepayment:

Prepayment events (Default)

•           the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•           the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration, except by virtue of a deferral of interest, with this default persisting for 15 days;

•           a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiates a process or approves a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer bankrupt or insolvent or (2) approves a decision or order approving, as duly registered, a petition pleading the reorganization of the Issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the deed, (3) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or other similar authority to the Issuer of all, or substantially all, of its assets, and such processes, decision or order have not yet been canceled or remain at full effectiveness for 60 days, or (4) any event occurs in accordance with the laws of Brazil or of the Cayman Islands that has an effect that is analogous to that of the events above; or

•           the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable bankruptcy, insolvency or reorganization law, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of a reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution or any event that, in accordance with the laws of Brazil or of the Cayman Islands, has a similar effect to any of the above events.

If an event of default, described in the third and fourth points above, occurs and persists, the principal of the Notes, and the interest due and not paid on all Notes, will become immediately due and payable without declaration, or without any act on the part of the trustee or of any holders of Notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii. Interest

5.90% p.a.

iii. Warranty and, if real, a description of the asset object

No warranty.

iv. In the absence of any warranty, state whether the credit is chirographary or subordinate

Subordinated.

v. Any restrictions imposed on the issuer in relation

•            on the distribution of dividends

None.

•            on the sale of certain assets

Merger, Acquisition, Sale or Transfer

Without the consent of the holders, of no less than 66 2/3% of the aggregate principal amount of the open Notes, the Issuer will not make any consolidation or amalgamation with any other person or divest or transfer all or substantially all of its assets or all or substantially all of its assets and liabilities (including the Notes issued in accordance with the deed) to any other person unless thereafter:

•       the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all of the Issuer’s property and assets or all or substantially all of the assets and liabilities of the Issuer (including the Notes issued according to the deed) expressly assumes the due and timely payment of the principal and

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18. Securities

interest on all Notes along with the compliance with, and observance of, all of the obligations contained in the deed and the Notes that must be complied with and observed by the Issuer;

•       immediately after the entry into force of such a transaction, no default event or event that, by means of warning, the course of time, or any other conditions would become a default event, has occurred and still persists, and no obligation or agreement specified in the deed or in the Notes has been significantly violated; and

•       the person consisting of such consolidation, or with which the Issuer made a merger, or the person who acquires all or substantially all of its assets and the assets of the Issuer, or all, or substantially all, of the assets and liabilities of the Issuer (including the Notes issued under the Deed), delivers to the Trustee an Officer certificate and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and any additional deed in relation to the transaction, if it is required, stating that such additional deed is according to the deed and that all of the suspense conditions that were laid down in the deed, in relation to the transaction, have been met.

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•            on the hiring of new debt

None.

•            on the issue of new securities

None.

•            the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

j) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes, only to meet the requirements of the Central Bank in order to qualify as capital Level 2 notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes, if such a modification in any way affects the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original maturity date of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes that are required by the Central Bank in order to qualify as capital Level 2 notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed, which shall be ratified, a new form of note and any other document that is necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee may also, without the consent of the note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open note that is affected by such modification, to:

  change the due date of any payment of the principal or of any portion of interest on any note;

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18. Securities

  reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable, on any date;
  change any place of payment, in which the principal or interest on the notes shall be paid;
  change the currency, in which the principal or interest on the notes shall be paid;
  impair the right of note holders to initiate an action to execute any payment by the due date or thereafter;
  modify the provisions of the subordination of the deed in a way which adversely affects the holders of the notes;
  reduce the percentage of the principal amount of the outstanding holders of the notes, whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach, and its consequences; or
  modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing any such modification. However, the fact of not sending such a notice to note holders, or any error in the notice, shall not affect the validity of the modification.

At any time, the trustee may summon a meeting of the note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the notes, shall be final and shall oblige every note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

k)    Other relevant features

Other relevant features are described above.

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18. Securities

IV. SUBORDINATED DEBT – US$1,100,000,000 – due on March 01, 2022

a)     identification of the security: Subordinated debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1.1 billion that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$1,100,000,000.00	March 1, 2012 March 1, 2022 (maturity)	US$1,100,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h)    possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in "Early redemption through Tax Event".

Early redemption through Tax Event

On any interest payment date, with the prior approval of the Central Bank and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price that is equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver a written notice to the Trustee, along with a certificate from the direction of Bradesco and the legal opinion of a Brazilian lawyer. They shall both be in a form that is satisfactory to the Trustee, confirming that it obtains the right to exercise such a right of redemption.

"Tax Event" means the determination by the Issuer that, immediately before sending the appropriate warning on the applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay any additional amounts beyond the additional amounts of which the Issuer would be obligated to pay. This would be if the bonds’ interest payments were subject to any withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil regarding the sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place impose restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the Issuer designates such a payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

ii) Formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or any other amounts that are to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

i)      Characteristics of the securities

i. Maturity, including the conditions of prepayment

Maturity: March 1, 2022.

Prepayment:

Prepayment events (Default)

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18. Securities

  the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;
  the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;
  a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiates a process or approves a decision or a declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law, or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer as bankrupt or insolvent or (2) approves a decision or order approving, as duly registered, a petition pleading for the reorganization of the Issuer and its agreement with creditors that are pursuant to any applicable law, except for a permitted reorganization according to the Deed, (3) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or another similar authority to the Issuer or all, or substantially all, of its assets, and such processes, decision or order have not been canceled or still remain at full effectiveness for 60 days, or (4) any event occurs in accordance with the laws of Brazil or the Cayman Islands that has an effect that is analogous to that of the events above; or
  the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or another similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of reply or otherwise, to the delivery of a decision or declaratory judgment of bankruptcy, in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution, or any event that, in accordance with the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If a default event, described in the third and fourth points above, occurs and persists, the principal of the notes and the interest due, and not paid, on all notes will become immediately due and payable without declaration, or without any act on the part of the trustee or of any holders of notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii. Interest

5.75% p.a.

iii. Warranty and, if real, a description of the asset object

No warranty.

iv. In the absence of any warranty, whether the credit is chirographary or subordinate

Subordinated.

v. Any restrictions imposed on the issuer in relation

•            on the distribution of dividends

None.

•            on the sale of certain assets

Merger, acquisition, Sale or Transfer

Without the consent of the holders of no less than 66 2/3% of the aggregate principal amount of the open notes, the Issuer will not make any consolidation or amalgamation with any other person. Nor will they divest or transfer all, or substantially all, of its assets or all, or substantially all, of its assets and liabilities (including the notes issued in accordance with the deed) to any other person unless thereafter:

•            the person consisting of such a consolidation, or with which the Issuer made a merger, or the person who acquires all, or substantially all, of the property and assets of the Issuer or all, or substantially all, of the assets and liabilities of the Issuer (including the notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all notes and compliance with, and observance of, all of the obligations contained in the deed and the notes that must be complied with and observed by the Issuer;

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•            immediately after the entry into force of such a transaction, no default event or event that, by means of warning, or the course of time or other conditions, would become a default event has occurred and persists, and no obligation or agreement, specified in the deed or in the notes, have been significantly violated; and

•            the person consisting of such a consolidation, or with which the Issuer made a merger, or the person who acquires all, or substantially all, of the assets of the Issuer or all, or substantially all, of the assets and liabilities of the Issuer (including the notes issued under the Deed) deliver a certificate to the Trustee of an Officer and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and an additional deed in relation to the transaction, if it is required, stating that such an additional deed is according to the deed and that all of the suspense conditions that  were laid down in the deed, in relation to the transaction, have been met.

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•            on the hiring of new debt

None.

•            on the issue of new securities

None.

•            the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

j)          Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes, only to meet the requirements of the Central Bank in order to qualify as capital Level 2 notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes, if such a modification in any way affects the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original maturity date of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes that are required by the Central Bank in order to qualify as capital Level 2 notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed, which shall be ratified, a new form of note and any other document that is necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee may also, without the consent of the note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open note that is affected by such modification, to:

•            change the due date of any payment of the principal or of any portion of interest on any note;

•            reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable on any date;

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18. Securities

•            change any place of payment in which the principal or interest on the notes shall be paid;

•            change the currency in which the principal or interest on the notes shall be paid;

•            impair the right of note holders to initiate an action to execute any payment by the due date or thereafter;

•            modify the provisions of the subordination of the deed in a way that affects adversely the holders of notes;

•            reduce the percentage of the principal amount of the outstanding holders of the notes whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach and its consequences; or

•            modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing any such modification. However, the fact of not sending such a notice to note holders, or any error in the notice, shall not affect the validity of the modification.

At any time, the trustee may summon a meeting of the note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the notes, shall be final and shall oblige every note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

k) Other relevant features

Other relevant features are described above.

299 – Reference Form – 2017

18. Securities

Conversion of the total nominal value of securities issued abroad:

Security value		Value in US$	Value in R$	Date of Quotation	Dollar (Sale)(*)
I	Global Medium - Term Note - 59 Series	$800,000,000.00	R$1,429,920,000.00	January 12, 2012	R$1.7874
II	Subordinated debt	$750,000,000.00	R$1,249,650,000.00	December 31, 2010	R$1.6662
III	Subordinated debt	$1,100,000,000.00	R$1,832,820,000.00	December 31, 2010	R$1.6662
		$500,000,000.00	R$835,050,000.00	January 13, 2011	R$1.6701
IV	Subordinated debt	$1,100,000,000.00	R$1,886,720,000.00	March 01, 2012	R$1.7152

(*) Source: Central Bank

The conversion of the outstanding debit balance on the date of the last fiscal year of securities issued abroad:

Security value		Value in US$	Value in R$	Date of Quotation	Dollar (Sale)
I	Global Medium - Term Note - 59 Series	$800,000,000.00	R$2,607,280,000.00	December 31, 2016	R$3.2591
II	Subordinated debt	$750,000,000.00	R$2,444,325,000.00	December 31, 2016	R$3.2591
III	Subordinated debt	$1,100,000,000.00	R$3,585,010,000.00	December 31, 2016	R$3.2591
		$500,000,000.00	R$1,629,550,000.00
IV	Subordinated debt	$1,100,000,000.00	R$3,585,010,000.00	December 31, 2016	R$3.2591

(*) Source: Central Bank

300 – Reference Form – 2017

19. Repurchase plans/Treasury

19. Repurchase plans/Treasury

19.1 - Information on the issuer's share buyback

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
06/24/2016	06/27/2016 to 06/26/2017	43,867,071,000.00	Common		7,500,000	1.0363491	905,113	19.35	R$ Per unit	12.0681760
			Preferred		7,500,000	0.2802367	1,558,326	0.01	R$ Per unit	20.7776800

Reference Date: 12/31/2015
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
06/24/2015	06/27/2015 to 06/26/2016	38,571,882,000.00	Common		7,500,000	1.1361390	771,322	26.12	R$ Per unit	10.2842933
			Preferred		7,500,000	0.3075383	6,598,392	26.66	R$ Per unit	87.9785600

Reference Date: 12/31/2014
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
06/24/2014	06/27/2014 to 06/26/2015	29,683,478,000.00	Common		7,500,000	1.3667986	0	0	R$ Per unit	0.0000000
			Preferred		7,500,000	0.3698142	1,118,600	25.86	R$ Per unit	14.9146667

Reference Date: 12/31/2013
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

301 – Reference Form – 2017

19. Repurchase plans/Treasury

19.2 - Movement of securities held in Treasury

Fiscal year 2016

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	3,669,932
Acquisition	905,113	19.35
Disposal	-	-
Cancellation	-	-
Closing balance	4,575,045
Outstanding shares (%)		0.6296

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	15,583,262
Acquisition	1,558,326	-
Disposal		-
Cancellation	-	-
Closing balance	17,141,588
Outstanding shares (%)		0.6428
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

302 – Reference Form – 2017

19. Repurchase plans/Treasury

Fiscal year 2015

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	2,898,610
Acquisition	771,322	26.12
Disposal	-	-
Cancellation	-	-
Closing balance	3,669,932
Outstanding shares (%)		0.5527

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	8,984,870
Acquisition	6,598,392	26.66
Disposal		-
Cancellation	-	-
Closing balance	15,583,262
Outstanding shares (%)		0.6411
Note: Includes the effect of the share bonus of 20%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

303 – Reference Form – 2017

19. Repurchase plans/Treasury

Fiscal year 2014

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	2,898,610
Acquisition	-	-
Disposal	-	-
Cancellation	-	-
Closing balance	2,898,610
Outstanding shares (%)		0.5238

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	7,866,270
Acquisition	1,118,600	25.86
Disposal		-
Cancellation	-	-
Closing balance	8,984,870
Outstanding shares (%)		0.4434

304 – Reference Form – 2017

19. Repurchase plans/Treasury

19.3 - Other relevant information

Item 19.1

In transactions related to periods of repurchase from June 2016 to June 2017 (for 2016) and from June 2015 to June 2016 (for 2015), the bonuses of 10% and 20%, respectively, are considered, which added to the other shares purchased do not change the cost and the weighted average price. For the information of 2016, due to system unavailability, we consider the average price of the preferred shares as R$0.01.

Item 19.2

In addition to the item 19.2, we demonstrate the transactions in treasury related to March 2017, composed, largely, by the effect of the bonus of 10% of the shares occurring in the period, which did not influence the cost and the weighted average price.

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	4,575,045
Acquisition	457,505	-
Disposal	-	-
Cancellation	-	-
Closing balance	5,032,550

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	17,141,588
Acquisition	1,714,159	-
Disposal	-	-
Cancellation	-	-
Closing balance	18,855,747

305 – Reference Form – 2017

20. Trading Policy

20. Trading Policy

20.1 - Information about the securities trading policy

a)     date of approval

July 29, 2002

b)    related persons

Those that fall within the scope of the trading policy of securities issued by the Bradesco are its direct and indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council, as well as members of any bodies with technical or advisory functions, created by the company's bylaws, and all of those who, by virtue of their office, function or position in Bradesco or its affiliates, are aware of any information that concerns material acts or facts.

c)     main features

The trading policy of securities issued by the Bradesco has the CVM Instruction No. 358/02 as a set of guidelines, especially establishing:

i.       The obligation of the managers and the members of the Fiscal Council, as well as any bodies with technical or advisory functions, created by statutory provision, to inform the Bradesco ownership of negotiations held with securities issued by the company itself, by its controlling company and by its subsidiaries, provided that these are publicly-held companies;

ii.      The obligation for direct or indirect controlling shareholders, and the shareholders who elect the members of the Board of Directors or the Fiscal Council, as well as any natural or juridical person, or group of persons that are acting together or representing the same interest, to provide information to the company whenever any direct or indirect participation is achieved, which corresponds to five percent (5%) or more of a kind, or class, of shares that represent the capital of Bradesco;

iii.     The obligation to provide information by the person or group of people representing one identical interest, or the holder of equity interest equal to or greater than five percent (5%), each time such a participation rises by five percent (5%) of a kind, or class, of shares that represent the share Capital of Bradesco;

iv.     The obligation of the persons, mentioned in item "2" above, to report the alienation or extinction of stocks and other securities or rights over them, each time that the holder's participation in a kind, or class, of securities in question reaches the percentage of five percent (5%) of the total of this kind or class, and whenever such participation is reduced by five percent (5%) of the total kind, or class; and

v.      The obligation for direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his office, function or position in Bradesco, its Subsidiaries or Affiliates, Controlling Companies, becomes aware of any information related to a material act or fact, to refrain from trading in certain periods that impede navigation.

d)    prediction of sealing periods of negotiations and a description of the procedures adopted to monitor the trading in such periods

The direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his office, function or position in Bradesco, its Subsidiaries or Affiliates, Controlling Companies, becomes aware of any information related to material act or fact, shall refrain from trading the securities that are issued by the company or related thereto:

i.       prior to the disclosure to the market of material act or fact that occurred in the business of Bradesco;

ii.      in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual (DFP) of Bradesco;

iii.     if there is an intent to promote an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

iv.     in relation to direct or indirect controlling shareholders, members of the Board of Directors and Officers, whenever the acquisition or sale of shares of Bradesco’s own issue is in progress, by it or by its subsidiaries, by affiliated companies or by any other company under common control, or if an option or mandate for the same purpose has been granted, exclusively for the dates in which the company itself negotiates or notifies the broker who will negotiate with shares of their issue.

306 – Reference Form – 2017

20. Trading Policy

Every Company manager is given, at the beginning of each fiscal year, and whenever a change occurs, a schedule that specifies the periods during which they will be barred from trading with securities issued by the company or related thereto.

At the same time, monitoring is carried out of the quotations of the securities that are issued by the Company in order to identify any fluctuations that require investigation.

e)     places where the policy can be consulted

The Policy for Securities Trading Issued by Bradesco is available on the investor relations site of Bradesco (www.bradesco.com.br/ri) – Corporate Governance Sector – Policies and Practices and also on the websites of the CVM (www.cvm.gov.br) and B3 (www.bmfbovespa.com.br).

20.2 - Other relevant information

The prohibitions provided for in Item 20.1 still apply:

a)     for anyone who has any knowledge of information related to a material act or fact, knowing that it has not been released to the market, especially those who have a business or professional relationship or a relationship of trust with Bradesco, such as independent auditors, securities analysts, consultants and institutions that are members of the distribution system, which shall be informed of the relevance of the information of which they are aware, being incumbent on them to check the disclosure of the information before negotiating with Bradesco’s securities or related thereto; and

b)    for the members of the Board of Directors and the Officers that differ from the Management of Bradesco, prior to the public disclosure of business or fact that were started during his term of office, and will extend for a period of six (6) months after his removal.

The seals provided for will take effect as soon as Bradesco discloses the fact to the market, unless trading with stocks can interfere in the conditions of the said business to the detriment of Bradesco’s shareholders or of itself.

The Securities Trading Policy is an integral part of the Political instrument of the disclosure of a material act or fact and the trading of securities that were issued by this company, which is available on the website www.bradesco.com/ri – Corporate Governance – Policies and is also available on the websites of the B3 and CVM.

307 – Reference Form – 2017

21. Disclosure Policy

21. Disclosure Policy

21.1 - Description of the standards, or internal procedures or regiments relating to the disclosure of information

Regarding procedures related to the disclosure of information, Bradesco has:

      I.        The Policies for Disclosure of Material Act or Fact and Securities Trading Issued by Bradesco establish high standards of conduct for Senior Management and employees, whether in an internal or external environment, in view of the knowledge of inside information that is inherent in the work developed in the company or in related companies, demonstrating the unlawfulness of the use of this information to benefit themselves or others, while not disclosed to the market, as well as configuring that such acts affront the basic principles of the Company, such as responsibility, ethics, transparency, loyalty and good faith, by subjecting the "insider" and other beneficiaries to sanctions in administrative, civil and criminal spheres.

They evidence, still, some precautions that must be observed in the conduct of activities, which are:

a)     to monitor subordinates and third parties that are not related to the Political Instrument of Disclosure of Material Act or Fact and Securities Trading and ensure that they acknowledge a material act or fact, albeit partially, whilst also maintaining the confidentiality of information, responding jointly in the event of noncompliance;

b)    to only involve people considered indispensable in the actions that may result in acts or facts that set up privileged information;

c)     to demonstrate the legal responsibility of each to the involved, alerting them that the operations, acts or facts on development are private and should not be commented on or discussed with their own families;

d)    to keep safe the medium in which the information is stored (on paper or magnetic media), restricting any type of unauthorized access, also eschewing the transfer of them or transmission of them to third parties in a manner that is not adequately protected; and

e)     to obtain from their subordinates who, in the exercise of their activities, have access to inside information, as well as of third parties which also have equal access, as independent auditors, lawyers, analysts and financial advisers, accountants, consultants and other entities belonging to the securities distribution system, the term of adherence to "Political Instrument of Disclosure of Material Act or Fact and Securities Trading".

     II.        The following are the basic guidelines of the Organization's Corporate Disclosure Policy:

a)     ensure that the different shareholders have access to clear and accurate information according to the nature of the subject;

b)    ensure the continuous process of checking and confirming the accuracy of information to be disclosed;

c)     ensure the adoption of criteria for assessing the relevance of information to be disclosed, whether economic, financial, corporate or sustainable;

d)    ensure consistent reporting in good time through a reliable, timely, understandable and accessible process of communication for all stakeholders; and

e)     ensure that the disclosure process is reviewed at least annually, in accordance with the Organization's rules.

308 – Reference Form – 2017

21. Disclosure Policy

21.2 - Description of the policy for the disclosure of material facts and any procedures concerning the maintenance of secrecy regarding undisclosed relevant information

The disclosure of material acts or facts in the Company takes place centrally, which facilitates the control of this information, where those involved follow to the letter described in Item 21.1.

The Policy for Disclosure of Material Act or Fact of Bradesco is an integral part of the Political Instrument of Disclosure of Material Act or Fact and Securities Trading issued by this Company and has, as an object, the establishment of high standards of conduct, which must be observed by Bradesco, by direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, and for anyone who, by virtue of the position, function or position within Bradesco, their controlling, affiliated companies or any subsidiaries, becomes aware of any information related to the Material Act or Fact, by which, without prejudice to the specific rules laid down, their conduct shall be guided on the basis of the following general principles:

a)     to grant shareholders and investors in Bradesco’s securities with a broad right to any information regarding aspects that may affect their investment, in respect to the legitimate interests of Bradesco and the observed legal requirements and the provisions of that instrument;

b)    to ensure a continuous, orderly and affordable flow of information to all shareholders and investors in Bradesco’s securities;

c)     to pay attention to their social responsibility, especially for investors, those who work at Bradesco, as well as with the community in which they operate;

d)    to make every effort to promote market efficiency, so that the competition among investors is in the interpretation of the disclosed information, and will never give privileged access to information;

e)     to always be aware that the transparent, accurate and timely information is the main instrument available to the investing public and, especially, Bradesco's shareholders to be ensured of necessary fair treatment; and

f)     to ensure that the disclosure of information regarding the assets and liabilities and financial situation of the company is correct, complete and continuous.

The said instrument was approved on July 29, 2002, which is available on the website www.bradesco.com/ri – Corporate Governance – policies and is also available on the websites of the B3  and CVM, as well as its basic guidelines to CVM Instruction No. 358/02.

21.3 - Managers responsible for the implementation, maintenance, evaluation and supervision of the information disclosure policy

Responsibility for the implementation and monitoring of the Political Instrument of Disclosure of Material Act or Fact and Securities Trading Issued by Bradesco is the Investor Relations Officer.

21.4 - Other relevant information

There is no other information deemed relevant at this time.

309 – Reference Form – 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.